333 - 3610

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

16004977

FORM SE

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS**

United Mexican States	0000101368
Exact name of registrant as specified in charter	Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2015)

Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on October 21 , 2015.

United Mexican States

By: ______________________
Name: Alberto Torres García
Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

[*Signature Page to the Form SE*]

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

EXHIBIT INDEX

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2016

TEXTO VIGENTE
Nueva Ley publicada en el Diario Oficial de la Federación el 18 de noviembre de 2015

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A :

SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2016

ARTÍCULO PRIMERO. Se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016.

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2016

Capítulo I
De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2016, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO				Millones de pesos
TOTAL				**4,763,874.0**
INGRESOS DEL GOBIERNO FEDERAL (1+3+4+5+6+8+9)				**3,102,440.3**
1.	**Impuestos**			**2,407,716.7**
	1.	Impuestos sobre los ingresos:		1,249,299.5
		01.	Impuesto sobre la renta.	1,249,299.5
	2.	Impuestos sobre el patrimonio.		
	3.	Impuestos sobre la producción, el consumo y las transacciones:		1,098,233.0
		01.	Impuesto al valor agregado.	741,988.7
		02.	Impuesto especial sobre producción y servicios:	348,945.2
			01. Gasolinas, diésel para combustión	209,386.1

			automotriz:	
		01.	Artículo 2o-A, fracción I.	184,438.0
		02.	Artículo 2o-A, fracción II.	24,948.1
	02.		Bebidas con contenido alcohólico y cerveza:	45,315.8
		01.	Bebidas alcohólicas.	13,434.7
		02.	Cervezas y bebidas refrescantes.	31,881.1
	03.		Tabacos labrados.	37,493.2
	04.		Juegos con apuestas y sorteos.	2,262.1
	05.		Redes públicas de telecomunicaciones.	7,236.8
	06.		Bebidas energetizantes.	11.1
	07.		Bebidas saborizadas.	21,062.4
	08.		Alimentos no básicos con alta densidad calórica.	17,323.6
	09.		Plaguicidas.	576.4
	10.		Combustibles fósiles.	8,277.7
03.			Impuesto sobre automóviles nuevos.	7,299.1
4.			Impuestos al comercio exterior:	36,289.1
01.			Impuestos al comercio exterior:	36,289.1
	01.		A la importación.	36,289.1
	02.		A la exportación.	0.0
5.			Impuestos sobre Nóminas y Asimilables.	
6.			Impuestos Ecológicos.	
7.			Accesorios:	24,911.1
01.			Accesorios.	24,911.1
8.			Otros impuestos:	4,067.1
01.			Impuesto por la actividad de exploración y extracción de hidrocarburos.	4,067.1
02.			Impuesto sobre servicios expresamente declarados	0.0

		de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	
	9.	Impuestos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	-5,083.1
INGRESOS DE ORGANISMOS Y EMPRESAS (2+7)			**1,052,193.1**
2.	**Cuotas y aportaciones de seguridad social**		**260,281.1**
	1.	Aportaciones para Fondos de Vivienda.	0.0
	01.	Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	2.	Cuotas para el Seguro Social.	260,281.1
	01.	Cuotas para el Seguro Social a cargo de patrones y trabajadores.	260,281.1
	3.	Cuotas de Ahorro para el Retiro.	0.0
	01.	Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.	0.0
	4.	Otras Cuotas y Aportaciones para la seguridad social:	0.0
	01.	Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
	02.	Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
	5.	Accesorios.	0.0
3.	**Contribuciones de mejoras**		**31.7**
	1.	Contribución de mejoras por obras públicas:	31.7
	01.	Contribución de mejoras por obras públicas de infraestructura hidráulica.	31.7
	2.	Contribuciones de mejoras no comprendidas en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0
4.	**Derechos**		**41,761.6**

1.	Derechos por el uso, goce, aprovechamiento o explotación de bienes de dominio público:			36,114.7
	01.	Secretaría de Hacienda y Crédito Público.		96.0
	02.	Secretaría de la Función Pública.		0.0
	03.	Secretaría de Economía.		2,098.7
	04.	Secretaría de Comunicaciones y Transportes.		5,336.5
	05.	Secretaría de Medio Ambiente y Recursos Naturales.		19,688.0
	06.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.		70.9
	07.	Secretaría del Trabajo y Previsión Social.		0.0
	08.	Secretaría de Educación Pública.		0.3
	09.	Instituto Federal de Telecomunicaciones.		8,824.3
2.	Derechos por prestación de servicios:			5,646.9
	01.	Servicios que presta el Estado en funciones de derecho público:		5,646.9
		01.	Secretaría de Gobernación.	101.9
		02.	Secretaría de Relaciones Exteriores.	2,875.3
		03.	Secretaría de la Defensa Nacional.	0.0
		04.	Secretaría de Marina.	0.0
		05.	Secretaría de Hacienda y Crédito Público.	227.6
		06.	Secretaría de la Función Pública.	11.5
		07.	Secretaría de Energía.	11.1
		08.	Secretaría de Economía.	19.0
		09.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	50.9
		10.	Secretaría de Comunicaciones y Transportes.	1,137.3
		11.	Secretaría de Medio Ambiente y Recursos Naturales.	65.0

			01.	Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
			02.	Otros.	65.0
		12.		Secretaría de Educación Pública.	1,028.9
		13.		Secretaría de Salud.	32.0
		14.		Secretaría del Trabajo y Previsión Social.	2.9
		15.		Secretaría de Desarrollo Agrario, Territorial y Urbano.	65.2
		16.		Secretaría de Turismo.	0.0
		17.		Procuraduría General de la República.	0.2
		18.		Instituto Federal de Telecomunicaciones.	18.1
		19.		Comisión Nacional de Hidrocarburos.	0.0
		20.		Comisión Reguladora de Energía.	0.0
	3.			Otros Derechos.	0.0
	4.			Accesorios.	0.0
	5.			Derechos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0
5.				**Productos**	**5,651.3**
	1.			Productos de tipo corriente:	7.0
		01.		Por los servicios que no correspondan a funciones de derecho público.	7.0
	2.			Productos de capital:	5,644.3
		01.		Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:	5,644.3
			01.	Explotación de tierras y aguas.	0.0
			02.	Arrendamiento de tierras, locales y construcciones.	0.3
			03.	Enajenación de bienes:	1,465.3
				01. Muebles.	1,373.8

			02.	Inmuebles.	91.5
		04.	Intereses de valores, créditos y bonos.		3,730.7
		05.	Utilidades:		447.9
			01.	De organismos descentralizados y empresas de participación estatal.	0.0
			02.	De la Lotería Nacional para la Asistencia Pública.	0.0
			03.	De Pronósticos para la Asistencia Pública.	447.4
			04.	Otras.	0.5
		06.	Otros.		0.1
	3.	Productos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.			0.0
6.	**Aprovechamientos**				**161,743.0**
	1.	Aprovechamientos de tipo corriente:			161,715.2
		01.	Multas.		1,726.0
		02.	Indemnizaciones.		1,994.8
		03.	Reintegros:		131.2
			01.	Sostenimiento de las escuelas artículo 123.	0.0
			02.	Servicio de vigilancia forestal.	0.1
			03.	Otros.	131.1
		04.	Provenientes de obras públicas de infraestructura hidráulica.		345.6
		05.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.		0.0
		06.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.		0.0
		07.	Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar		0.0

	Federalizado.		
08.	Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.		0.0
09.	Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.		0.0
10.	5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.		0.0
11.	Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.		860.0
12.	Participaciones señaladas por la Ley Federal de Juegos y Sorteos.		981.7
13.	Regalías provenientes de fondos y explotación minera.		0.0
14.	Aportaciones de contratistas de obras públicas.		5.9
15.	Destinados al Fondo para el Desarrollo Forestal:		0.5
	01.	Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
	02.	De las reservas nacionales forestales.	0.0
	03.	Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
	04.	Otros conceptos.	0.5
16.	Cuotas Compensatorias.		112.3
17.	Hospitales Militares.		0.0
18.	Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.		0.0
19.	Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.		0.0
20.	Provenientes del programa de mejoramiento de los medios de informática y de control de las		0.0

			autoridades aduaneras.	
		21.	No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
		22.	Otros:	155,557.2
			01. Remanente de operación del Banco de México.	0.0
			02. Utilidades por Recompra de Deuda.	0.0
			03. Rendimiento mínimo garantizado.	0.0
			04. Otros.	155,557.2
		23.	Provenientes de servicios en materia energética:	0.0
			01. Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
			02. Comisión Nacional de Hidrocarburos.	0.0
			03. Comisión Reguladora de Energía.	0.0
	2.	Aprovechamientos de capital.		27.8
		01.	Recuperaciones de capital:	27.8
			01. Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	21.7
			02. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	6.1
			03. Inversiones en obras de agua potable y alcantarillado.	0.0
			04. Desincorporaciones.	0.0
			05. Otros.	0.0
	3.	Accesorios.		0.0
	4.	Aprovechamientos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.		0.0
7.	**Ingresos por ventas de bienes y servicios**			**791,912.0**

	1.	Ingresos por ventas de bienes y servicios de organismos descentralizados:		78,978.5
		01.	Instituto Mexicano del Seguro Social.	28,307.0
		02.	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.	50,671.5
	2.	Ingresos de operación de empresas productivas del Estado:		712,933.5
		01.	Petróleos Mexicanos.	398,392.9
		02.	Comisión Federal de Electricidad.	314,540.6
	3.	Ingresos de empresas de participación estatal.		0.0
	4.	Ingresos por ventas de bienes y servicios producidos en establecimientos del Gobierno Central.		0.0
8.	**Participaciones y aportaciones**			
	1.	Participaciones.		
	2.	Aportaciones.		
	3.	Convenios.		
9.	**Transferencias, asignaciones, subsidios y otras ayudas**			**485,536.0**
	1.	Transferencias internas y asignaciones al sector público.		485,536.0
		01.	Transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.	485,536.0
			01. Ordinarias.	485,536.0
			02. Extraordinarias.	0.0
	2.	Transferencias al resto del sector público.		0.0
	3.	Subsidios y subvenciones.		0.0
	4.	Ayudas sociales.		0.0
	5.	Pensiones y jubilaciones.		0.0
	6.	Transferencias a fideicomisos, mandatos y análogos.		0.0
10.	**Ingresos derivados de financiamientos**			**609,240.6**
	1.	Endeudamiento interno:		560,029.2

	01.	Endeudamiento interno del Gobierno Federal.	527,980.6
	02.	Otros financiamientos:	32,048.6
		01. Diferimiento de pagos.	32,048.6
		02. Otros.	0.0
2.		Endeudamiento externo:	0.0
	01.	Endeudamiento externo del Gobierno Federal.	0.0
3.		Déficit de organismos y empresas de control directo.	-68,274.4
4.		Déficit de empresas productivas del Estado.	117,485.8
Informativo: Endeudamiento neto del Gobierno Federal (10.1.01+10.2.01)			527,980.6

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el ejercicio fiscal de 2016, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

Por razones de interés público y cuando se considere necesario evitar aumentos desproporcionados en el precio al usuario final, el Ejecutivo Federal fijará los precios máximos al usuario final, y de venta de primera mano del gas licuado de petróleo, sin que se requiera trámite o requisito adicional alguno. El Ejecutivo Federal deberá enviar a las comisiones de Hacienda y Crédito Público, y de Presupuesto y Cuenta Pública de la Cámara de Diputados, un informe detallado del mecanismo para fijar los precios de las gasolinas, gas y energía eléctrica.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2016, se proyecta una recaudación federal participable por 2 billones 428 mil 227.8 millones de pesos.

Para el ejercicio fiscal de 2016, el gasto de inversión del Gobierno Federal y de las empresas productivas del Estado no se contabilizará para efectos del equilibrio presupuestario previsto en el artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, hasta por un monto equivalente a 2.5 por ciento del Producto Interno Bruto correspondiente a Petróleos Mexicanos, la Comisión Federal de Electricidad e inversiones de alto impacto del Gobierno Federal en los términos del Presupuesto de Egresos de la Federación 2016.

Se estima que durante el ejercicio fiscal de 2016, en términos monetarios, el pago en especie del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, previsto en la Ley que establece, reforma y adiciona las disposiciones relativas a diversos impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 2 mil 740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2016.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo segundo transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores", publicado en el Diario Oficial de la Federación el 28 de enero de 2004, y a fin de atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo a que se refiere dicho transitorio, la Secretaría de Hacienda y Crédito Público, por conducto del área responsable de la banca y ahorro, continuará con la instrumentación, fortalecimiento y supervisión de las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados.

En caso de que con base en las acciones o esquemas que se instrumenten conforme al párrafo que antecede sea necesaria la transmisión, administración o enajenación, por parte del Ejecutivo Federal, de los bienes y derechos del fideicomiso referido en el primer párrafo del artículo segundo transitorio del Decreto indicado en el párrafo anterior, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, con la finalidad de no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los derechos y bienes decomisados o abandonados relacionados con los procesos judiciales y administrativos a que se refiere el artículo segundo transitorio del Decreto indicado en el párrafo precedente, se destinará en primer término, para cubrir los gastos de administración que eroguen los entes públicos federales que lleven a cabo las operaciones referidas en el párrafo anterior y, posteriormente, se destinarán para restituir al Gobierno Federal los recursos públicos aportados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto.

Los recursos que durante el ejercicio fiscal de 2016 se destinen al Fondo de Estabilización de los Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que, a fin de mitigar la disminución en participaciones federales del ejercicio fiscal de 2016, se instrumenten para potenciar los recursos que, con cargo a dicho fondo, reciben las entidades federativas.

Hasta el 25 por ciento de las aportaciones que con cargo a los fondos de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y para el Fortalecimiento de las Entidades Federativas, corresponda recibir a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, podrán servir como fuente de pago o compensación de las obligaciones que contraigan con el Gobierno Federal, siempre que exista acuerdo entre las partes y sin que sea necesario obtener la autorización de la legislatura local ni la inscripción ante la Secretaría de Hacienda y Crédito Público en el Registro de Obligaciones y Empréstitos de Entidades Federativas y Municipios.

El gasto de inversión a que se refiere el párrafo séptimo del presente artículo se reportará en los informes trimestrales que se presentan al Congreso de la Unión a que se refiere el artículo 107 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá incluir en los Informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública información del origen de los ingresos generados por los aprovechamientos a que se refiere el numeral 6.1.22.04 del presente artículo por concepto de otros aprovechamientos. Asimismo, deberá informar los destinos específicos que, en términos del artículo 19, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en su caso tengan dichos aprovechamientos.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2016, por un monto de endeudamiento neto interno hasta por 535 mil millones de pesos, así como por el importe que resulte de conformidad con lo previsto por el Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y de la Ley General de Deuda Pública, publicado en el Diario Oficial de la Federación el 11 de agosto de 2014, transitorios Tercero y Cuarto. Asimismo, el Ejecutivo Federal podrá contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2016, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de hasta 6 mil millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. De igual forma, el Ejecutivo Federal y las entidades podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2016 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

Las operaciones a las que se refiere el párrafo anterior no deberán implicar endeudamiento neto adicional al autorizado para el ejercicio fiscal de 2016.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que, para tal efecto, le lleve el

Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contado a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Titular de dicha Tesorería, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados de las empresas enlistadas en el "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, los cupones y/o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, que se entreguen al Gobierno Federal, serán recibidas por conducto de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, estarán libres de gravamen mercantil y no computarán para considerar a sus emisoras como entidades paraestatales, por lo que no estarán sujetas al régimen aplicable a las mismas.

Corresponderá directamente a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, ejercer los derechos corporativos que deriven de la titularidad de las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados a que se refiere el párrafo que antecede, designar representantes para tal efecto y resolver las situaciones de hecho o de derecho que se presenten respecto de las mismas, así como comunicarle a la Tesorería de la Federación el destino que se les dará a efecto de que ésta, sin más trámite, realice la transmisión correspondiente.

Se autoriza a la banca de desarrollo, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores un monto conjunto de déficit por intermediación financiera, definida como el Resultado de Operación que considera la Constitución Neta de Reservas Crediticias Preventivas, de cero pesos para el ejercicio fiscal de 2016.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno de la entidad de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público.

Los montos establecidos en el artículo 1o., numeral 10 "Ingresos derivados de financiamientos" de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2016.

Se autoriza para Petróleos Mexicanos y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda

pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 110 mil 500 millones de pesos, y un monto de endeudamiento neto externo de hasta 8 mil 500 millones de dólares de los Estados Unidos de América, asimismo se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

Se autoriza para la Comisión Federal de Electricidad y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 12 mil 500 millones de pesos, y un monto de endeudamiento neto externo de cero dólares de los Estados Unidos de América, asimismo se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

El cómputo de lo establecido en los dos párrafos anteriores se realizará en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2016 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

La Secretaría de Hacienda y Crédito Público informará al Congreso de la Unión de manera trimestral sobre el avance del Programa Anual de Financiamiento, destacando el comportamiento de los diversos rubros en el cual se haga referencia al financiamiento del Gasto de Capital y Refinanciamiento.

Artículo 3o. Se autoriza para el Distrito Federal la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 4 mil 500 millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2016. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje o refinanciamiento de la deuda pública del Distrito Federal.

Los financiamientos a que se refiere este artículo se sujetarán a lo siguiente:

I. Deberán contratarse con apego a lo establecido en la Ley General de Deuda Pública, en este artículo y en las directrices de contratación que, al efecto, emita la Secretaría de Hacienda y Crédito Público.

II. Las obras que se financien con el monto de endeudamiento neto autorizado deberán:

   1. Producir directamente un incremento en los ingresos públicos.

   2. Contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2016.

   3. Apegarse a las disposiciones legales aplicables.

4. Previamente a la contratación del financiamiento respectivo, contar con registro en la cartera que integra y administra la Secretaría de Hacienda y Crédito Público, de conformidad con los términos y condiciones que la misma determine para ese efecto.

III. Las operaciones de financiamiento deberán contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunden en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del sector público federal o de las demás entidades federativas y municipios.

IV. El monto de los desembolsos de los recursos derivados de financiamientos que integren el endeudamiento neto autorizado y el ritmo al que procedan, deberán conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando las obras respectivas, de manera que el ejercicio y aplicación de los mencionados recursos deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. El desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras que ya hubieren sido adjudicadas bajo la normatividad correspondiente.

V. El Gobierno del Distrito Federal, por conducto del Jefe de Gobierno, remitirá trimestralmente al Congreso de la Unión un informe sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosado por su origen, fuente de financiamiento y destino, especificando las características financieras de las operaciones realizadas.

VI. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones de financiamiento, a los actos asociados a la aplicación de los recursos correspondientes y al cumplimiento de lo dispuesto en este artículo.

VII. El Jefe de Gobierno del Distrito Federal será responsable del estricto cumplimiento de las disposiciones de este artículo, así como de la Ley General de Deuda Pública y de las directrices de contratación que expida la Secretaría de Hacienda y Crédito Público. Las infracciones a los ordenamientos citados se sancionarán en los términos que legalmente correspondan y de conformidad al régimen de responsabilidades de los servidores públicos federales.

VIII. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión conforme a la fracción V de este artículo, deberán contener un apartado específico de deuda pública, de acuerdo con lo siguiente:

1. Evolución de la deuda pública durante el periodo que se informe.

2. Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

3. Colocación de deuda autorizada, por entidad receptora y aplicación a obras específicas.

4. Relación de obras a las que se hayan destinado los recursos de los desembolsos efectuados de cada financiamiento, que integren el endeudamiento neto autorizado.

5. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

6. Servicio de la deuda.

7. Costo financiero de la deuda.

8. Canje o refinanciamiento.

9. Evolución por línea de crédito.

10. Programa de colocación para el resto del ejercicio fiscal.

IX. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo de 2016, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2016.

Artículo 4o. En el ejercicio fiscal de 2016, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión Federal de Electricidad por un total de 282,548.2 millones de pesos, de los cuales 198,111.5 millones de pesos corresponden a inversión directa y 84,436.7 millones de pesos a inversión condicionada.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada de la Comisión Federal de Electricidad en los términos de los artículos 18 de la Ley General de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento, por un total de 54,660.9 millones de pesos que corresponden a proyectos de inversión directa.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Artículo 7o. Petróleos Mexicanos, sus organismos subsidiarios y/o sus empresas productivas subsidiarias, según corresponda estarán a lo siguiente:

I. Los pagos provisionales mensuales del derecho por la utilidad compartida, previstos en el artículo 42 de la Ley de Ingresos sobre Hidrocarburos, se realizarán a más tardar el día 17 del mes posterior a aquél a que correspondan los pagos provisionales; cuando el mencionado día sea inhábil, el pago se deberá realizar al siguiente día hábil. Dichos pagos serán efectuados al Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

II. Presentar las declaraciones, hacer los pagos y cumplir con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación, a través del esquema para la presentación de declaraciones que para tal efecto establezca el Servicio de Administración Tributaria.

La Secretaría de Hacienda y Crédito Público queda facultada para establecer y, en su caso, modificar o suspender pagos a cuenta de los pagos provisionales mensuales del derecho por la utilidad compartida, previstos en el artículo 42 de la Ley de Ingresos sobre Hidrocarburos.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos establecidos conforme al párrafo anterior, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

En caso de que la Secretaría de Hacienda y Crédito Público haga uso de las facultades otorgadas en el segundo párrafo de este artículo, los pagos correspondientes deberán ser transferidos y concentrados en la Tesorería de la Federación por el Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo, a más tardar el día siguiente de su recepción, a cuenta de la transferencia a que se refiere el artículo 16, fracción II, inciso g) de la Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del "Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria", publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

Capítulo II
De las Facilidades Administrativas y Beneficios Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

1. Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1 por ciento mensual.

2. Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25 por ciento mensual.

3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.5 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización realizada conforme a lo establecido por el Código Fiscal de la Federación.

Artículo 9o. Se ratifican los acuerdos y disposiciones de carácter general expedidos en el Ramo de Hacienda, de las que hayan derivado beneficios otorgados en términos de la presente Ley, así como por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por los bienes que pasen a propiedad del Fisco Federal, provenientes de comercio exterior, incluidos los sujetos a un procedimiento establecido en la legislación aduanera o fiscal federal, así como los abandonados a favor del Gobierno Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2016, incluso por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero y, en su caso, se estará a lo siguiente:

I. La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2016, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2016, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2016. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los aprovechamientos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2016, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público obtenga un aprovechamiento a cargo de las instituciones de banca de desarrollo o de las entidades paraestatales que formen parte del sistema financiero o de los fideicomisos públicos de fomento u otros fideicomisos públicos coordinados por dicha Secretaría, ya sea de los ingresos que obtengan o con motivo de la garantía soberana del Gobierno Federal, o tratándose de recuperaciones de capital o del patrimonio, según sea el caso, los recursos correspondientes se destinarán por la propia Secretaría a la capitalización de cualquiera de dichas entidades, incluyendo la aportación de recursos al patrimonio de cualquiera de dichos fideicomisos o a fomentar acciones que les permitan cumplir con sus respectivos mandatos, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., numerales 6.1.11, 6.2.01.04 y 6.1.22.04 de esta Ley por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones distintos de entidades paraestatales y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2016, se aplicarán los vigentes al 31 de diciembre de 2015, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0300
Febrero	1.0309
Marzo	1.0289
Abril	1.0248
Mayo	1.0274
Junio	1.0326
Julio	1.0308
Agosto	1.0293
Septiembre	1.0231
Octubre	1.0186
Noviembre	1.0130
Diciembre	1.0049

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2016 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2015, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2016.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, aquéllos a que se refieren la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, la Ley Federal de Competencia Económica, y la Ley Federal de Telecomunicaciones y Radiodifusión, así como los accesorios de los aprovechamientos no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para tales efectos se fijen, el prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o. de la Ley Federal de Derechos.

El prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación, deberá informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2016, los conceptos y montos de los ingresos que hayan percibido por aprovechamientos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Los sujetos a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2016, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2016, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2016, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2016, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2016. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los productos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2016, se aplicarán los vigentes al 31 de diciembre de 2015, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR

Enero	1.0300
Febrero	1.0309
Marzo	1.0289
Abril	1.0248
Mayo	1.0274
Junio	1.0326
Julio	1.0308
Agosto	1.0293
Septiembre	1.0231
Octubre	1.0186
Noviembre	1.0130
Diciembre	1.0049

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2016 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2015 hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2016.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

De los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, el Servicio de Administración y Enajenación de Bienes deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la propia Tesorería; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables. En el mecanismo previsto en el presente párrafo, se podrá aplicar a los ingresos provenientes de las enajenaciones de bienes de comercio exterior que transfieran las autoridades aduaneras, incluso para el pago de resarcimientos de bienes procedentes de comercio exterior que el Servicio de Administración y Enajenación de Bienes deba realizar por mandato de autoridad administrativa o jurisdiccional; con independencia de que el bien haya o no sido transferido a dicho Organismo por la entidad transferente.

Para los efectos del párrafo anterior, el Servicio de Administración y Enajenación de Bienes remitirá de manera semestral a la Cámara de Diputados, un informe que contenga el desglose de las operaciones efectuadas por motivo de las transferencias de bienes del Gobierno Federal de las autoridades mencionadas en el párrafo citado.

Los ingresos netos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes se podrán destinar hasta en un 100 por ciento a financiar otras transferencias o mandatos de la misma entidad transferente, así como para el pago de los créditos que hayan sido otorgados por la banca de desarrollo para cubrir los gastos de operación de los bienes transferidos, siempre que en el acta de entrega recepción de los bienes transferidos o en el convenio que al efecto se celebre se señale dicha situación. Lo previsto en este párrafo no resulta aplicable a las enajenaciones de bienes decomisados a que se refiere el penúltimo párrafo del artículo 13 de esta Ley.

Los ingresos provenientes de la enajenación de los bienes sobre los que sea declarada la extinción de dominio y de sus frutos, serán destinados a los fines que establece el artículo 54 de la Ley Federal de Extinción de Dominio, Reglamentaria del artículo 22 de la Constitución Política de los Estados Unidos Mexicanos.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2016, los conceptos y montos de los ingresos que hayan percibido por productos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2016 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden por parte de las dependencias de la Administración Pública Federal o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

También se concentrarán en la Tesorería de la Federación en el plazo señalado en el párrafo anterior, los derechos y aprovechamientos, por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, incluidos entre otros las sanciones, penas convencionales, cuotas compensatorias, así como los aprovechamientos por infracciones a la Ley Federal de Competencia Económica y a la Ley Federal de Telecomunicaciones y Radiodifusión.

El incumplimiento en la concentración oportuna a que se refieren los párrafos anteriores, generará a las dependencias u órganos públicos la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal, sin exceder sus presupuestos autorizados o los del prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte de promediar la Tasa Ponderada de Fondeo Bancario dada a conocer diariamente por el Banco de México en su página de Internet durante el periodo que dure la falta de concentración. En el caso de que por cualquier motivo se deje de publicar la mencionada tasa se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la misma.

El monto de las cargas financieras se determinará dividiendo la tasa anual a que se refiere el párrafo anterior entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando se acredite ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, siempre que cuenten con la validación respectiva del órgano interno de control en la dependencia u órgano de que se trate.

Las entidades de control directo, los poderes Legislativo y Judicial y los órganos autónomos por disposición constitucional, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley, salvo por lo dispuesto en el segundo párrafo de este artículo, y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere el párrafo anterior, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos.

Las entidades de control indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios institutos o por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de lo dispuesto en el primer párrafo de este artículo.

Para el ejercicio oportuno de los recursos a que se refiere el párrafo anterior, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días hábiles, contado a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades que los generen, para la realización del proyecto que los generó o proyectos de la misma naturaleza.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las

leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción o terminación de la vigencia de un fideicomiso, mandato o contrato análogo deberán ser concentrados en la Tesorería de la Federación bajo la naturaleza de productos o aprovechamientos, según su origen, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines u objeto para los cuales se creó el fideicomiso, mandato o contrato análogo, salvo aquéllos para los que esté previsto un destino distinto en el instrumento correspondiente. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el numeral 6.2.01, con excepción del numeral 6.2.01.04 del artículo 1o. de esta Ley, por concepto de recuperaciones de capital, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el séptimo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 7 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad, y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos podrán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador, fiduciario o responsable del proceso en una subcuenta específica.

Los pasivos a cargo de organismos descentralizados en proceso de desincorporación que tengan como acreedor al Gobierno Federal, con excepción de aquéllos que tengan el carácter de crédito fiscal, quedarán extinguidos de pleno derecho sin necesidad de autorización alguna, y los créditos quedarán cancelados de las cuentas públicas.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, podrán permanecer afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. No se considerará enajenación la transmisión de bienes y derechos al Fondo de Desincorporación de Entidades que, con la opinión favorable de dicha Comisión, efectúen las entidades en proceso de desincorporación, para concluir las actividades residuales del proceso respectivo.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

Los recursos disponibles de los convenios de cesión de derechos y obligaciones suscritos, como parte de la estrategia de conclusión de los procesos de desincorporación de entidades, entre el Servicio de Administración y Enajenación de Bienes y las entidades cuyos procesos de desincorporación concluyeron, podrán ser utilizados por éste, para sufragar las erogaciones relacionadas al cumplimiento de su objeto, relativo a la atención de encargos bajo su administración, cuando estos sean deficitarios. Lo anterior, estará sujeto, al cumplimiento de las directrices que se emitan para tal efecto, así como a la autorización de la Junta de Gobierno del Servicio de Administración y Enajenación de Bienes, previa aprobación de los órganos colegiados competentes.

Los ingresos obtenidos por la venta de bienes asegurados cuya administración y destino hayan sido encomendados al Servicio de Administración y Enajenación de Bienes, en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, deberán conservarse en cuentas de orden, hasta en tanto se defina el estatus jurídico de dichos bienes. Una vez que se determine el estatus jurídico, se podrán aplicar a los ingresos los descuentos aludidos en el presente artículo, previo al entero a la Tesorería de la Federación o a la entrega a la dependencia o entidad que tenga derecho a recibirlos.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, se destinarán a la compensación a que se refieren los artículos 66, 67 y 69 de la Ley General de Víctimas y una vez que sea cubierta la misma, ésta no proceda o no sea instruida, los recursos restantes o su totalidad se entregarán en partes iguales, al Poder Judicial de la Federación, a la Procuraduría General de la República y a la Secretaría de Salud, con excepción de lo dispuesto en el párrafo décimo segundo del artículo 1o. de la presente Ley.

Los ingresos que la Federación obtenga en términos del artículo 71 de la Ley General de Víctimas, serán integrados al patrimonio del Fondo de Ayuda, Asistencia y Reparación Integral previsto en la Ley citada.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2016, entre las que se comprende de manera enunciativa a las siguientes:

I. Instituto Mexicano del Seguro Social.

II. Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Artículo 15. Cuando con anterioridad al 1 de enero de 2016, una persona hubiere incurrido en infracción a las disposiciones aduaneras en los casos a que se refiere el artículo 152 de la Ley Aduanera y a la fecha de entrada en vigor de esta Ley no le haya sido impuesta la sanción correspondiente, dicha sanción no le será determinada si, por las circunstancias del infractor o de la comisión de la infracción, el crédito fiscal aplicable no excede a 3,500 unidades de inversión o su equivalente en moneda nacional al 1 de enero de 2016.

Durante el ejercicio fiscal de 2016, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la presentación de declaraciones, solicitudes o avisos y con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del citado Código, independientemente del ejercicio por el que corrijan su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Cuando los contribuyentes a los que se les impongan multas por las infracciones señaladas en el párrafo anterior corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria, se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación o se notifique la resolución provisional a que se refiere el artículo 53-B, primer párrafo, fracción I del citado

Código, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas o la resolución definitiva a que se refiere el citado artículo 53-B, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

Artículo 16. Durante el ejercicio fiscal de 2016, se estará a lo siguiente:

A. En materia de estímulos fiscales:

I. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, y que para determinar su utilidad puedan deducir el diésel que adquieran para su consumo final, siempre que se utilice exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel en territorio nacional hayan causado por la enajenación de dicho combustible, en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) de la Ley del Impuesto Especial sobre Producción y Servicios.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

II. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

1. El monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) de la Ley del Impuesto Especial sobre Producción y Servicios, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la adquisición del diésel, por el número de litros de diésel adquiridos.

En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

2. Las personas que utilicen el diésel en las actividades agropecuarias o silvícolas, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diésel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente al artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo o contra las retenciones efectuadas en el mismo ejercicio a terceros por dicho impuesto.

III. Las personas que adquieran diésel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el

acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general vigente elevado al año. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II, del Capítulo II, del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución a que se refiere esta fracción serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados, sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VIII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2016 y enero de 2017.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diésel, en el que asienten mensualmente la totalidad del diésel que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en el que se deberá distinguir entre el diésel que se hubiera destinado para los fines a que se refiere dicha fracción, del diésel utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diésel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diésel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IV. Se otorga un estímulo fiscal a los contribuyentes que adquieran diésel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado, de personas o de carga, así como el turístico, consistente en permitir el

acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel en territorio nacional hayan causado por la enajenación de este combustible en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) de la Ley del Impuesto Especial sobre Producción y Servicios, con los ajustes que, en su caso, correspondan.

Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) de la Ley del Impuesto Especial sobre Producción y Servicios, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la adquisición del diésel, por el número de litros adquiridos.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del mes en que se adquiera el diésel, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

Para que proceda el acreditamiento a que se refiere esta fracción, el pago por la adquisición de diésel a distribuidores o estaciones de servicio, deberá efectuarse con: monedero electrónico autorizado por el Servicio de Administración Tributaria; tarjeta de crédito, débito o de servicios, expedida a favor del contribuyente que pretenda hacer el acreditamiento; con cheque nominativo expedido por el adquirente para abono en cuenta del enajenante, o bien, transferencia electrónica de fondos desde cuentas abiertas a nombre del contribuyente en instituciones que componen el sistema financiero y las entidades que para tal efecto autorice el Banco de México.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 179 de la Ley del Impuesto sobre la Renta.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

V. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje, así como el turístico, que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del ejercicio en que se realicen los gastos, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

En el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

VI. Se otorga un estímulo fiscal a los adquirentes que utilicen los combustibles fósiles a que se refiere el artículo 2o., fracción I, inciso H) de la Ley del Impuesto Especial sobre Producción y Servicios, en sus procesos productivos para la elaboración de otros bienes y que en su proceso productivo no se destinen a la combustión.

El estímulo fiscal señalado en esta fracción será igual al monto que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda, por la cantidad del combustible consumido en un mes, que no se haya sometido a un proceso de combustión.

El monto que resulte conforme a lo señalado en el párrafo anterior únicamente podrá ser acreditado contra el impuesto sobre la renta que tenga el contribuyente a su cargo en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir reglas de carácter general que determinen los porcentajes máximos de utilización del combustible no sujeto a un proceso de combustión por tipos de industria, así como las demás disposiciones que considere necesarias para la correcta aplicación de este estímulo fiscal.

VII. Se otorga un estímulo fiscal a los contribuyentes titulares de concesiones y asignaciones mineras cuyos ingresos brutos totales anuales por venta o enajenación de minerales y sustancias a que se refiere la Ley Minera, sean menores a 50 millones de pesos, consistente en permitir el acreditamiento del derecho especial sobre minería a que se refiere el artículo 268 de la Ley Federal de Derechos que hayan pagado en el ejercicio de que se trate.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tengan los concesionarios o asignatarios mineros a su cargo, correspondiente al mismo ejercicio en que se haya determinado el estímulo.

El Servicio de Administración Tributaria podrá expedir las disposiciones de carácter general necesarias para la correcta y debida aplicación de esta fracción.

VIII. Se otorga un estímulo fiscal a los contribuyentes que tributen en los términos del Título II de la Ley del Impuesto sobre la Renta, consistente en disminuir de la utilidad fiscal determinada de conformidad con el artículo 14, fracción II de dicha Ley, el monto de la participación de los trabajadores en las utilidades de las empresas pagada en el mismo ejercicio, en los términos del artículo 123 de la Constitución Política de los Estados Unidos Mexicanos. El citado monto de la participación de los trabajadores en las utilidades de las empresas, se deberá disminuir, por partes iguales, en los pagos provisionales correspondientes a los meses de mayo a diciembre del ejercicio fiscal. La disminución a que se refiere este artículo se realizará en los pagos provisionales del ejercicio de manera acumulativa.

Conforme a lo establecido en el artículo 28, fracción XXVI de la Ley del Impuesto sobre la Renta, el monto de la participación de los trabajadores en las utilidades que se disminuya en los términos de este artículo en ningún caso será deducible de los ingresos acumulables del contribuyente.

Para los efectos de lo previsto en la presente fracción, se estará a lo siguiente:

a) El estímulo fiscal se aplicará hasta por el monto de la utilidad fiscal determinada para el pago provisional que corresponda.

b) En ningún caso se deberá recalcular el coeficiente de utilidad determinado en los términos del artículo 14, fracción I, de la Ley del Impuesto sobre la Renta con motivo de la aplicación de este estímulo.

IX. Se otorga un estímulo fiscal a los contribuyentes que, en los términos del artículo 27, fracción XX de la Ley del Impuesto sobre la Renta, entreguen en donación bienes básicos para la subsistencia humana en materia de alimentación o salud a instituciones autorizadas para recibir donativos deducibles de conformidad con la Ley del Impuesto sobre la Renta y que estén dedicadas a la atención de requerimientos básicos de subsistencia en materia de alimentación o salud de personas, sectores, comunidades o regiones de escasos recursos, denominados bancos de alimentos o de medicinas, consistente en una deducción adicional por un monto equivalente al 5 por ciento del costo de lo vendido que le hubiera correspondido a dichas mercancías, que efectivamente se donen y sean aprovechables para el consumo humano. Lo anterior, siempre y cuando el margen de utilidad bruta de las mercancías donadas en el ejercicio en el que se efectúe la donación hubiera sido igual o superior al 10 por ciento; cuando fuera menor, el por ciento de la deducción adicional se reducirá al 50 por ciento del margen.

X. Se otorga un estímulo fiscal a los contribuyentes, personas físicas o morales del impuesto sobre la renta, que empleen a personas que padezcan discapacidad motriz, que para superarla requieran usar permanentemente prótesis, muletas o sillas de ruedas; discapacidad auditiva o de lenguaje, en un 80 por ciento o más de la capacidad normal o discapacidad mental, así como cuando se empleen invidentes.

El estímulo fiscal consiste en poder deducir de los ingresos acumulables del contribuyente, para los efectos del impuesto sobre la renta por el ejercicio fiscal correspondiente, un monto adicional equivalente al 25 por ciento del salario efectivamente pagado a las personas antes señaladas. Para estos efectos, se deberá considerar la totalidad del salario que sirva de base para calcular, en el ejercicio que corresponda, las retenciones del impuesto sobre la renta del trabajador de que se trate, en los términos del artículo 96 de la Ley del Impuesto sobre la Renta.

Lo dispuesto en la presente fracción será aplicable siempre que el contribuyente cumpla, respecto de los trabajadores a que se refiere la presente fracción, con las obligaciones contenidas en el artículo 15 de la Ley del Seguro Social y las de retención y entero a que se refiere el Título IV, Capítulo I de la Ley del Impuesto sobre la Renta y obtenga, respecto de los trabajadores a que se refiere este artículo, el certificado de discapacidad del trabajador expedido por el Instituto Mexicano del Seguro Social.

Los contribuyentes que apliquen el estímulo fiscal previsto en esta fracción por la contratación de personas con discapacidad, no podrán aplicar en el mismo ejercicio fiscal, respecto de las personas por las que se aplique este beneficio, el estímulo fiscal a que se refiere el artículo 186 de la Ley del Impuesto sobre la Renta.

XI. Los contribuyentes del impuesto sobre la renta que sean beneficiados con el crédito fiscal previsto en el artículo 189 de la Ley del Impuesto sobre la Renta, por las aportaciones efectuadas a proyectos de inversión en la producción cinematográfica nacional o en la distribución de películas cinematográficas nacionales, podrán aplicar el monto del crédito fiscal que les autorice el Comité Interinstitucional a que se refiere el citado artículo, contra los pagos provisionales del impuesto sobre la renta.

XII. Las personas morales obligadas a efectuar la retención del impuesto sobre la renta y del impuesto al valor agregado en los términos de los artículos 106, último párrafo y 116, último párrafo, de la Ley del Impuesto sobre la Renta, y 1o.-A, fracción II, inciso a) y 32, fracción V, de la Ley del Impuesto al Valor Agregado, podrán optar por no proporcionar la constancia de retención a que se refieren dichos preceptos, siempre que la persona física que preste los servicios profesionales o haya otorgado el uso o goce temporal de bienes, le expida un Comprobante Fiscal Digital por Internet que cumpla con los requisitos a que se refieren los artículos 29 y 29-A del Código Fiscal de la Federación y en el comprobante se señale expresamente el monto del impuesto retenido.

Las personas físicas que expidan el comprobante fiscal digital a que se refiere el párrafo anterior, podrán considerarlo como constancia de retención de los impuestos sobre la renta y al valor agregado, y efectuar el acreditamiento de los mismos en los términos de las disposiciones fiscales.

Lo previsto en esta fracción en ningún caso libera a las personas morales de efectuar, en tiempo y forma, la retención y entero del impuesto de que se trate y la presentación de las declaraciones informativas correspondientes, en los términos de las disposiciones fiscales respecto de las personas a las que les hubieran efectuado dichas retenciones.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV, V, VI y VII de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley.

Los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

Los estímulos fiscales previstos en las fracciones VIII, IX, X y XI del presente apartado no se considerarán ingresos acumulables para efectos del impuesto sobre la renta.

B. En materia de exenciones:

I. Se exime del pago del impuesto sobre automóviles nuevos que se cause a cargo de las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquéllos eléctricos que además cuenten con motor de combustión interna o con motor accionado por hidrógeno.

II. Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

Artículo 17. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, en la Ley de Ingresos sobre Hidrocarburos, ordenamientos legales referentes a empresas productivas del Estado, organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias u órganos por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias u órganos, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 18. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, los órganos autónomos por disposición constitucional, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce, aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones,

de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

Artículo 19. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la dependencia o entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos y de los órganos constitucionales autónomos. No se incluyen en esta fracción los aprovechamientos por infracciones a la Ley Federal de Competencia Económica, y a la Ley Federal de Telecomunicaciones y Radiodifusión ni aquéllos por concepto de derechos y aprovechamientos por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, los cuales se sujetan a lo dispuesto en el artículo 12, segundo párrafo, de esta Ley.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2016 y durante dicho ejercicio fiscal, conforme se modifiquen.

Los ingresos a que se refiere la fracción III de este artículo se aplicarán en los términos de lo previsto en la fracción II y penúltimo párrafo del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Artículo 20. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 21. Durante el ejercicio fiscal de 2016 la tasa de retención anual a que se refieren los artículos 54 y 135 de la Ley del Impuesto sobre la Renta será del 0.50 por ciento. La metodología para calcular dicha tasa es la siguiente:

I. Se calcularon los valores promedio de las tasas y precios de referencia del mercado de valores públicos y privados, publicados por el Banco de México, correspondientes a cada uno de los meses del periodo de marzo a agosto del 2015. Posteriormente se determinó el promedio de los valores promedio de dichos meses. Para tal efecto, se consideraron las tasas promedio expresadas en por ciento anual.

II. Se disminuyó del promedio calculado conforme a la fracción anterior, el valor promedio de la inflación mensual interanual del índice general correspondiente a cada uno de los meses del periodo de marzo a agosto de 2015 del Índice Nacional de Precios al Consumidor, publicado por el Instituto Nacional de Estadística y Geografía.

III. La tasa de retención anual es el resultado de multiplicar el valor obtenido conforme a la fracción II de este artículo por la tasa máxima de la tarifa del artículo 152 de la Ley del Impuesto sobre la Renta.

Artículo 22. La Comisión Nacional Bancaria y de Valores sancionará a las entidades financieras por el incumplimiento de los plazos para la atención de los requerimientos de información, documentación, aseguramiento, desbloqueo de cuentas, transferencia o situación de fondos formulados por las autoridades competentes, con una multa administrativa del equivalente en moneda nacional de 1 hasta 15,000 días de salario mínimo general vigente, con base en los criterios que se establezcan para tal efecto, los cuales podrán considerar, entre otros, los días de atraso en la atención de los requerimientos, la gravedad de los delitos a los que, en su caso, se refieran los requerimientos que se hubieran incumplido, o la probable afectación de los intereses patrimoniales de los clientes o usuarios de los servicios financieros.

Las infracciones a las disposiciones de carácter general en materia de prevención de operaciones con recursos de procedencia ilícita y, en su caso, financiamiento al terrorismo, cometidas por las entidades financieras, centros cambiarios, transmisores de dinero, sociedades financieras de objeto múltiple no reguladas y asesores en inversiones, serán sancionadas por la Comisión Nacional Bancaria y de Valores con multa del 10 por ciento al 100 por ciento del monto del reporte de la operación inusual que no se hubiera enviado, del 10 por ciento al 100 por ciento del monto del acto, operación o servicio que se realice con un cliente o usuario de la que se haya informado que se encuentra en la lista de personas bloqueadas conforme a las disposiciones señaladas anteriormente, o bien con multa equivalente en moneda nacional de 10 hasta 100,000 días de salario mínimo general vigente, en el caso de cualquier otro incumplimiento a las referidas disposiciones.

Artículo 23. Los contribuyentes personas físicas que opten por tributar en el Régimen de Incorporación Fiscal, previsto en la Sección II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta y cumplan con las obligaciones que se establecen en dicho régimen durante el periodo que permanezcan en el mismo, por las actividades que realicen con el público en general, podrán optar por pagar el impuesto al valor agregado y el impuesto especial sobre producción y servicios que, en su caso, corresponda a las actividades mencionadas, mediante la aplicación del esquema de estímulos siguiente:

I. Calcularán y pagarán los impuestos citados en la forma siguiente:

a) Se aplicarán los porcentajes que a continuación se listan al monto de las contraprestaciones efectivamente cobradas por las actividades afectas al pago del impuesto al valor agregado en el bimestre de que se trate, considerando el giro o actividad a la que se dedique el contribuyente, conforme a la siguiente:

Tabla de porcentajes para determinar el IVA a pagar

	Sector económico	Porcentaje IVA (%)
1	Minería	8.0
2	Manufacturas y/o construcción	6.0
3	Comercio (incluye arrendamiento de bienes muebles)	2.0
4	Prestación de servicios (incluye restaurantes, fondas, bares y demás negocios similares en que se proporcionen servicios de alimentos y	8.0

	bebidas)	
5	Negocios dedicados únicamente a la venta de alimentos y/o medicinas	0.0

Cuando las actividades de los contribuyentes correspondan a dos o más de los sectores económicos mencionados en los numerales 1 a 4 aplicarán el porcentaje que corresponda al sector preponderante. Se entiende por sector preponderante aquél de donde provenga la mayor parte de los ingresos del contribuyente.

b) Se aplicarán los porcentajes que a continuación se listan al monto de las contraprestaciones efectivamente cobradas por las actividades afectas al pago del impuesto especial sobre producción y servicios en el bimestre de que se trate, considerando el tipo de bienes enajenados por el contribuyente, conforme a la siguiente:

Tabla de porcentajes para determinar el IEPS a pagar

Descripción	Porcentaje IEPS (%)
Alimentos no básicos de alta densidad calórica (Ejemplo: dulces, chocolates, botanas, galletas, pastelillos, pan dulce, paletas, helados) (cuando el contribuyente sea comercializador)	1.0
Alimentos no básicos de alta densidad calórica (Ejemplo: dulces, chocolates, botanas, galletas, pastelillos, pan dulce, paletas, helados) (cuando el contribuyente sea fabricante)	3.0
Bebidas alcohólicas (no incluye cerveza) (cuando el contribuyente sea comercializador)	10.0
Bebidas alcohólicas (no incluye cerveza) (cuando el contribuyente sea fabricante)	21.0
Bebidas saborizadas (cuando el contribuyente sea fabricante)	4.0
Cerveza (cuando el contribuyente sea fabricante)	10.0
Plaguicidas (cuando el contribuyente sea fabricante o comercializador)	1.0
Puros y otros tabacos hechos enteramente a mano (cuando el contribuyente sea fabricante)	23.0
Tabacos en general (cuando el contribuyente sea fabricante)	120.0

Los contribuyentes que ejerzan la opción a que se refiere el presente artículo, cuando hayan pagado el impuesto especial sobre producción y servicios en la importación de tabacos labrados y bebidas saborizadas a que se refiere el artículo 2o., fracción I, incisos C) y G) de la Ley del Impuesto Especial sobre Producción y Servicios, considerarán dicho pago como definitivo, por lo que ya no pagarán el impuesto que trasladen en la enajenación de los bienes importados, siempre que dicha enajenación se efectúe con el público en general.

c) El resultado obtenido conforme a los incisos a) y b) de esta fracción será el monto del impuesto al valor agregado o del impuesto especial sobre producción y servicios, en su caso, a pagar por las actividades realizadas con el público en general, sin que proceda acreditamiento alguno por concepto de impuestos trasladados al contribuyente.

d) El pago bimestral del impuesto al valor agregado y del impuesto especial sobre producción y servicios deberá realizarse por los períodos y en los plazos establecidos en los artículos 5o.-E de la Ley del Impuesto al Valor Agregado y 5o.-D de la Ley del Impuesto Especial sobre Producción y Servicios.

Para los efectos de la presente fracción se entiende por actividades realizadas con el público en general, aquéllas por las que se emitan comprobantes que únicamente contengan los requisitos que se

establezcan mediante reglas de carácter general que emita el Servicio de Administración Tributaria. El traslado del impuesto al valor agregado y del impuesto especial sobre producción y servicios en ningún caso deberá realizarse en forma expresa y por separado.

Tratándose de las actividades por las que los contribuyentes expidan comprobantes que reúnan los requisitos fiscales para que proceda su deducción o acreditamiento, en donde se traslade en forma expresa y por separado el impuesto al valor agregado o el impuesto especial sobre producción y servicios, dichos impuestos deberán pagarse en los términos establecidos en la Ley del Impuesto al Valor Agregado y en la Ley del Impuesto Especial sobre Producción y Servicios y demás disposiciones aplicables, conjuntamente con el impuesto al valor agregado y el impuesto especial sobre producción y servicios determinado conforme al inciso c) de esta fracción.

Para los efectos del párrafo anterior, el acreditamiento del impuesto al valor agregado o del impuesto especial sobre producción y servicios será aplicable, cuando proceda, en la proporción que represente el valor de las actividades por las que se expidieron comprobantes fiscales en las que se haya efectuado el traslado expreso y por separado, en el valor total de las actividades del bimestre que corresponda.

Los contribuyentes que ejerzan la opción a que se refiere esta fracción podrán abandonarla en cualquier momento, en cuyo caso deberán calcular y pagar el impuesto al valor agregado y el impuesto especial sobre producción y servicios en los términos establecidos en la Ley del Impuesto al Valor Agregado o en la Ley del Impuesto Especial sobre Producción y Servicios, según se trate, a partir del bimestre en que abandonen la opción. En este caso, los contribuyentes no podrán volver a ejercer la opción prevista en el presente artículo.

II. Los contribuyentes a que se refiere el presente artículo, por las actividades realizadas con el público en general en las que determinen el impuesto al valor agregado y el impuesto especial sobre producción y servicios con el esquema de porcentajes a que se refiere la fracción I del presente artículo, podrán aplicar un estímulo fiscal en la forma siguiente:

a) A los impuestos al valor agregado y especial sobre producción y servicios determinados mediante la aplicación de los porcentajes, se le aplicarán los porcentajes de reducción que se citan a continuación, según corresponda al número de años que tenga el contribuyente tributando en el Régimen de Incorporación Fiscal:

TABLA

Años	Porcentaje de reducción (%)
1	100
2	90
3	80
4	70
5	60
6	50
7	40
8	30
9	20
10	10

Para los efectos de la aplicación de la tabla el número de años de tributación del contribuyente se determinará de conformidad con lo que al respecto se considere para los efectos del impuesto sobre la renta.

Tratándose de contribuyentes que tributen en el Régimen de Incorporación Fiscal, cuyos ingresos propios de su actividad empresarial obtenidos en el ejercicio inmediato anterior no hubieran excedido de la cantidad de trescientos mil pesos, durante cada uno de los años en que tributen en el Régimen de Incorporación Fiscal y no excedan el monto de ingresos mencionados, el porcentaje de reducción aplicable será de 100%.

Los contribuyentes que inicien actividades y que opten por tributar conforme al Régimen de Incorporación Fiscal previsto en la Ley del Impuesto sobre la Renta, podrán aplicar lo dispuesto en el párrafo anterior cuando estimen que sus ingresos del ejercicio no excederán al monto establecido en dicho párrafo. Cuando en el ejercicio inicial realicen operaciones por un período menor a doce meses, para determinar el monto citado, dividirán los ingresos obtenidos entre el número de días que comprenda el período y el resultado se multiplicará por 365 días. Si la cantidad obtenida excede del importe del monto referido, en el ejercicio siguiente no se podrá tomar el beneficio del párrafo anterior.

b) La cantidad obtenida mediante la aplicación de los porcentajes de reducción a que se refiere el inciso anterior será acreditable únicamente contra el impuesto al valor agregado o el impuesto especial sobre producción y servicios, según se trate, determinado conforme a la aplicación de los porcentajes a que se refiere la fracción I de este artículo.

III. El estímulo fiscal a que se refiere el presente artículo no se considerará como ingreso acumulable para los efectos del impuesto sobre la renta.

IV. Se releva a los contribuyentes a que se refiere este artículo de la obligación de presentar el aviso a que se refiere el artículo 25, primer párrafo, del Código Fiscal de la Federación.

Capítulo III
De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 24. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2016.

Artículo 25. Los estímulos fiscales y las facilidades administrativas que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el Presupuesto de Gastos Fiscales.

Artículo 26. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la

Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores a más tardar el 30 de junio de 2016, el Presupuesto de Gastos Fiscales.

El Presupuesto de Gastos Fiscales comprenderá los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal.

El presupuesto a que se refiere el párrafo anterior deberá contener los montos referidos estimados para el ejercicio fiscal de 2017 en los siguientes términos:

I. El monto estimado de los recursos que dejará de percibir en el ejercicio el Erario Federal.

II. La metodología utilizada para realizar la estimación.

III. La referencia o sustento jurídico que respalde la inclusión de cada concepto o partida.

IV. Los sectores o actividades beneficiados específicamente de cada concepto, en su caso.

V. Los beneficios sociales y económicos asociados a cada uno de los gastos fiscales.

La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar, a más tardar el 30 de septiembre de 2016, a las instancias a que se refiere el primer párrafo de este artículo un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, en el que se deberá señalar, para cada una, los montos de los donativos obtenidos en efectivo y en especie, así como los recibidos del extranjero y las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 79, 82, 83 y 84 de la Ley del Impuesto sobre la Renta y en su Reglamento. Para la generación de este reporte, la información se obtendrá de la que las donatarias autorizadas estén obligadas a presentar en la declaración informativa de las personas morales con fines no lucrativos correspondiente al ejercicio fiscal de 2015, a la que se refiere el penúltimo párrafo del artículo 86 de la Ley del Impuesto sobre la Renta.

La información a que se refiere el párrafo anterior no se considerará comprendida dentro de las prohibiciones y restricciones que establecen los artículos 69 del Código Fiscal de la Federación y 2o., fracción VII de la Ley Federal de los Derechos del Contribuyente.

Artículo 27. En el ejercicio fiscal de 2016, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2017, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.

Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017 incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017 deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años. Se deberá entender por memoria de cálculo los procedimientos descritos en forma detallada de cómo se realizaron los cálculos, con el fin de que puedan ser revisados por la Cámara de Diputados.

Transitorios de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016

Primero. La presente Ley entrará en vigor el 1 de enero de 2016.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales de Importación y de Exportación efectuadas por el Ejecutivo Federal a las que se refiere el informe que, en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, ha rendido el propio Ejecutivo Federal al Congreso de la Unión en el año 2015.

Tercero. Para los efectos de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016, cuando de conformidad con la Ley Orgánica de la Administración Pública Federal se modifique la denominación de alguna dependencia o entidad o las existentes desaparezcan, se entenderá que los ingresos estimados para éstas en la presente Ley corresponderán a las dependencias o entidades cuyas denominaciones hayan cambiado o que absorban las facultades de aquéllas que desaparezcan, según corresponda.

Cuarto. El gasto corriente estructural a que se refiere el artículo 2, fracción XXIV Bis, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria excluirá, adicionalmente a los conceptos de gasto previstos en dicha fracción, los gastos relativos a la implementación de las reformas a que se refiere el Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos en Materia de Energía, publicada en el Diario Oficial de la Federación el 20 de diciembre de 2013, así como de las leyes secundarias que derivan de dicho Decreto, publicadas en el mismo órgano de difusión oficial el 11 de agosto de 2014.

Quinto. Durante el ejercicio fiscal de 2016 el Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios creado mediante el Quinto transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014, publicada en el Diario Oficial de la Federación el 20 de noviembre de 2013 continuará destinándose en los términos del citado precepto.

Sexto. El Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2016 aprobado deberá prever una asignación equivalente a la recaudación estimada para la Federación por concepto del impuesto especial sobre producción y servicios aplicable a las bebidas saborizadas, de acuerdo con lo previsto en el artículo 1o. de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016, una vez descontadas las participaciones que correspondan a las entidades federativas, para destinarse a programas de promoción, prevención, detección, tratamiento, control y combate a la desnutrición, sobrepeso, obesidad y enfermedades crónico degenerativas relativas, así como para apoyar el incremento en la cobertura de los servicios de agua potable en localidades rurales, y proveer bebederos con suministro continúo de agua potable en inmuebles escolares públicos con mayor rezago educativo, de conformidad con los artículos 7 y 11 de la Ley General de la Infraestructura Física Educativa.

Séptimo. A partir del ejercicio fiscal 2016 las referencias que en materia de administración, determinación, liquidación, cobro, recaudación y fiscalización de las contribuciones se hacen a la Comisión Nacional del Agua en la Ley Federal de Derechos, así como en los artículos 51 de la Ley de Coordinación Fiscal y Décimo Tercero de las Disposiciones Transitorias del Decreto por el que se reforman y adicionan diversas disposiciones de la Ley de Coordinación Fiscal y de la Ley General de Contabilidad Gubernamental, publicado en el Diario Oficial de la Federación el 9 de diciembre de 2013 y las disposiciones que emanen de dichos ordenamientos se entenderán hechas también al Servicio de Administración Tributaria.

Octavo. Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá incluir en los informes trimestrales información sobre los costos recaudatorios de las medidas que representan un gasto fiscal, así como de los beneficiarios de dichos mecanismos, contenidos en los decretos que emita el Ejecutivo Federal en el ejercicio de las facultades conferidas en las fracciones II y III del artículo 39 del Código Fiscal de la Federación durante el trimestre que se reporta.

Noveno. Las entidades federativas deberán entregar los recursos federales que correspondan a los municipios o demarcaciones territoriales del Distrito Federal, en los plazos y términos que establecen las leyes federales aplicables, el Presupuesto de Egresos de la Federación o, en el caso de programas de subsidios o gasto reasignado, conforme a lo previsto en los convenios que celebren con las dependencias y entidades de la Administración Pública Federal que les transfieran recursos federales.

Las entidades federativas, por conducto de la Secretaría de Finanzas o su equivalente, deberán hacer pública la información relativa a la fecha y el monto de las transferencias de recursos federales que deriven de los proyectos aprobados en el Presupuesto de Egresos de la Federación, realizadas a sus municipios o demarcaciones territoriales del Distrito Federal, a través de sus respectivas páginas oficiales de internet, dentro de los diez días naturales siguientes a que los recursos correspondientes hayan sido efectivamente depositados en las cuentas bancarias específicas de los municipios o demarcaciones, incluyendo el número de identificación de la transferencia. Asimismo, deberán remitir en el mismo plazo dicha información a la Secretaría de Hacienda y Crédito Público.

El incumplimiento a lo previsto en el presente artículo, incluyendo el destino de los recursos correspondientes, será sancionado por las autoridades federales en los términos de la legislación federal, sin perjuicio de las responsabilidades de carácter penal, administrativo o civil que, en su caso, determinen las autoridades competentes.

Décimo. Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá reportar en los Informes Trimestrales la información sobre los ingresos excedentes que, en su caso, se hayan generado con respecto al calendario de ingresos derivado de la Ley de Ingresos de la Federación a que se refiere el artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. En este reporte se presentará la comparación de los ingresos propios de las entidades paraestatales bajo control presupuestario directo, de las empresas productivas del Estado, así como del Gobierno Federal. En el caso de éstos últimos se presentará lo correspondiente a los ingresos provenientes de las transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Décimo Primero. La Secretaría de Hacienda y Crédito Público deberá reportar en los Informes Trimestrales que se presenten al Congreso de la Unión a que se refiere el artículo 107, fracción I, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la evolución del precio del petróleo observado respecto del cubierto mediante la Estrategia de Coberturas Petroleras para el ejercicio fiscal 2016, así como de la subcuenta que se constituya como complemento en el Fondo de Estabilización de los Ingresos Presupuestarios.

Décimo Segundo. A fin de dar cumplimiento a lo ordenado por el quinto párrafo del Sexto Transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía", publicado el 20 de diciembre de 2013 en el Diario Oficial de la Federación, la Secretaría de Energía deberá emitir los lineamientos con los términos a que se refiere el citado Transitorio a más tardar el último día de febrero de 2016. Dichos lineamientos preverán que en caso de que Petróleos Mexicanos identifique una posible afectación en sus inversiones, ésta deberá incluirse en los estados financieros dictaminados de dicha empresa productiva del Estado correspondientes al ejercicio fiscal 2015. Los lineamientos también preverán que Petróleos Mexicanos deberá presentar su solicitud a más tardar dentro de los ciento veinte días naturales posteriores a la emisión de los mismos. La Secretaría de Energía podrá solicitar a Petróleos Mexicanos las aclaraciones pertinentes, incluyendo información adicional. Los lineamientos dispondrán que, una vez que la Secretaría de Energía determine que cuenta con la información suficiente para analizar la solicitud de Petróleos Mexicanos, resolverá lo conducente en un plazo no mayor a sesenta días naturales. Dicha resolución deberá contener, al menos, la determinación del justo valor económico de las inversiones afectadas y los mecanismos específicos a través de los cuales se realizará la contraprestación que en su caso corresponda, atendiendo en todo momento al marco presupuestal para el año fiscal correspondiente, con la opinión previa favorable de la Secretaría de Hacienda y Crédito Público.

En todo caso, y de acuerdo al procedimiento establecido en el párrafo anterior, la contraprestación que reciba Petróleos Mexicanos durante el ejercicio fiscal 2016 será de al menos, el justo valor económico correspondiente a sus inversiones que hayan resultado afectadas con motivo de las adjudicaciones de contratos para la exploración y extracción de hidrocarburos efectuadas por la Comisión Nacional de Hidrocarburos derivados de las licitaciones CNH-R01-L01/2014, CNH-R01-L02/2015 y CNH-R01-L03/2015, realizadas durante el ejercicio fiscal 2015. Para este efecto y de conformidad con lo establecido en el artículo 7 de la presente Ley, la Secretaría de Hacienda y Crédito Público podrá autorizar a Petróleos Mexicanos a deducir de los pagos provisionales mensuales correspondientes a los meses de octubre, noviembre y diciembre de 2016, un tercio del justo valor económico determinado en las áreas correspondientes por la Secretaría de Energía en la resolución a que hace mención el primer párrafo del presente transitorio, de las inversiones afectadas.

Décimo Tercero. Las Entidades Federativas que cuenten con disponibilidades de recursos federales correspondientes a ejercicios fiscales anteriores al 2015 derivados de la suscripción de convenios que hayan celebrado con las dependencias y entidades de la Administración Pública Federal con el objeto de transferir recursos federales, que durante el ejercicio fiscal 2016 no puedan ser aplicados conforme a los calendarios de ejecución correspondientes, así como los rendimientos financieros que se hubieran generado, deberán reintegrarlos a la Tesorería de la Federación, de conformidad con las disposiciones aplicables.

Para efectos de lo anterior, los aprovechamientos provenientes de los reintegros que realicen las Entidades Federativas en términos del presente transitorio, no se considerarán extemporáneos, por lo que no causan daño a la hacienda pública, ni se cubrirán cargas financieras, siempre y cuando dichas disponibilidades estén depositadas en cuentas bancarias de la Entidad Federativa y/o Municipio.

ARTÍCULO SEGUNDO. ....

Transitorio

Único. El presente Decreto entrará en vigor conforme a lo siguiente:

I. El Artículo Primero, el 1 de enero de 2016, y

II. El Artículo Segundo, al día siguiente de su publicación en el Diario Oficial de la Federación.

México, D.F., a 29 de octubre de 2015.- Sen. **Roberto Gil Zuarth**, Presidente.- Dip. **José de Jesús Zambrano Grijalva**, Presidente.- Sen. **Hilda Esthela Flores Escalera**, Secretaria.- Dip. **Ramón Bañales Arambula**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a trece de noviembre de dos mil quince.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2016

TEXTO VIGENTE

Nuevo Presupuesto publicado en el Diario Oficial de la Federación el 27 de noviembre de 2015

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2016

TÍTULO PRIMERO

DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I

Disposiciones Generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2016, así como la contabilidad y la presentación de la información financiera correspondiente, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental y en las disposiciones que, en el marco de dichas leyes, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto deba remitirse a la Cámara de Diputados, será enviada a la Mesa Directiva de la misma, la cual turnará dicha información a las comisiones competentes, en forma impresa y en formato electrónico de texto modificable o de base de datos según corresponda, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, y será publicada en las páginas de Internet que correspondan.

En caso de que la fecha límite para presentar la información sea un día inhábil, la misma se recorrerá al día hábil siguiente.

En el ámbito de sus atribuciones, la Secretaría presentará información presupuestaria comparable respecto del ejercicio fiscal anterior y de los diversos documentos presupuestarios.

La Secretaría reportará en los Informes Trimestrales la evolución de las erogaciones correspondientes a los anexos transversales a que se refiere el artículo 41, fracción II, incisos j), o), p), q), r), s), t), u) y v), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; así como las principales causas de variación del gasto neto total al trimestre que corresponda, respecto del presupuesto autorizado, por ramo y entidad.

Los entes públicos a los que se les asignen recursos del presente Presupuesto contarán con un sistema de control interno en términos de las disposiciones jurídicas aplicables y con cargo a su presupuesto aprobado, con el fin de propiciar un ambiente de prevención y de gestión de riesgos. La Auditoría y la Función Pública podrán establecer modelos para la instrumentación del sistema de control interno que serán aplicables en los términos de los convenios que suscriban para tal efecto con dichos entes públicos.

CAPÍTULO II

De las erogaciones

Artículo 2. El gasto neto total previsto en el presente Presupuesto de Egresos importa la cantidad de $4'763,874'000,000 y corresponde al total de los ingresos aprobados en la Ley de Ingresos.

En términos del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, para el presente ejercicio fiscal se prevé un déficit presupuestario de $577,192'000,000.

Artículo 3. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos del Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a IX, de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El gasto corriente estructural se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios, se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 4 de este Decreto;

V. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes, se incluye en el Anexo 5 de este Decreto;

VI. El capítulo específico que incorpora las obligaciones presupuestarias de los proyectos de asociación público-privada, en términos del artículo 24 de la Ley de Asociaciones Público Privadas, se incluye en el Anexo 5.A., de este Decreto y en el Tomo VIII del Presupuesto de Egresos;

VII. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 6 de este Decreto y en el Tomo VII del Presupuesto de Egresos;

VIII. El capítulo específico que incorpora las previsiones salariales y económicas, se incluye en los Anexos 7 y 24 de este Decreto y en los Tomos III a VI del Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

IX. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las empresas productivas del Estado incluidas en el Anexo 1, inciso E, de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 8 de este Decreto;

X. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 9 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

XI. Los recursos para el desarrollo integral de los pueblos y comunidades indígenas se señalan en el Anexo 10 de este Decreto, en los términos del artículo 2, Apartado B, de la Constitución Política de los Estados Unidos Mexicanos y conforme al artículo 41, fracción II, inciso j), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, se presentan desglosados por ramo y programa presupuestario;

XII. Los recursos que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 11 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

XIII. El monto total de los recursos previstos para el programa de ciencia, tecnología e innovación, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 12 de este Decreto;

XIV. Las erogaciones de los programas para la Igualdad entre Mujeres y Hombres, se señalan en el Anexo 13 de este Decreto;

XV. El presupuesto consolidado de la Estrategia Nacional para la Transición Energética y el Aprovechamiento Sustentable de la Energía, a que se refiere el artículo 25 de la Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética, se señala en el Anexo 15 de este Decreto;

XVI. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 20 de este Decreto;

XVII. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 21 de este Decreto.

Las previsiones para servicios personales referidas en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VIII anterior y el artículo 18 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XVIII. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 22 de este Decreto;

XIX. Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 23 de este Decreto y en el Tomo IX de este Presupuesto de Egresos;

XX. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 24 de este Decreto;

XXI. Los programas sujetos a reglas de operación se señalan en el Anexo 25 de este Decreto;

XXII. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 26 de este Decreto, y

XXIII. El presupuesto de PROSPERA Programa de Inclusión Social se distribuye conforme a lo establecido en el Anexo 27 de este Decreto.

Los Anexos 14, 16 al 19 y 28 al 31 de este Decreto, comprenden los recursos para la atención de grupos vulnerables; la adaptación y mitigación de los efectos del cambio climático; el desarrollo de los jóvenes; la atención de niñas, niños y adolescentes; la prevención del delito, combate a las adicciones, rescate de espacios públicos y promoción de proyectos productivos; la conservación y mantenimiento carretero; subsidios para organismos descentralizados estatales; la distribución del programa de fortalecimiento de los servicios estatales de salud, y la distribución del programa hidráulico: subsidios para entidades federativas.

Dichos recursos deberán ser ejercidos de forma tal que permitan su debido seguimiento, evaluación y difusión para conocer su impacto conforme al Plan Nacional de Desarrollo y las políticas públicas derivadas del mismo.

Artículo 4. Para el presente ejercicio fiscal no se incluyen recursos para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos.

Artículo 5. Para el ejercicio fiscal 2016 se aprueba para Petróleos Mexicanos una meta de balance financiero de -$149,167,189,167 y un techo de gasto de servicios personales de $90,949,000,000. Asimismo, se aprueba para la Comisión Federal de Electricidad una meta de balance financiero de $29,920,784,804 y un techo de gasto de servicios personales de $55,409,499,994.

Artículo 6. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $544,321'034,790. El Gobierno Federal aportará al Instituto la cantidad de $79,092'475,333 como aportaciones para los seguros; asimismo, dispondrá de la cantidad de $189,393'050,700, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicada en el Diario Oficial de la Federación el 21 de diciembre de 1995, y aportará la cantidad de $2,687'644,271, para atender lo dispuesto en los artículos 141, 172 y 172 A de dicha Ley.

Durante el ejercicio fiscal de 2016, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $8,660,451,340 a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable, para las reservas y el Fondo a que se refiere este artículo.

TÍTULO SEGUNDO

DEL FEDERALISMO

CAPÍTULO ÚNICO

De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal

Artículo 7. El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales del Distrito Federal, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

I. El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP), cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

II. Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal, cumplan con lo previsto en la Ley Federal de Presupuesto y Responsabilidad

Hacendaria, la Ley General de Contabilidad Gubernamental, el Presupuesto de Egresos y los convenios correspondientes;

III. Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, que realicen obras de infraestructura con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas, deberán incluir en dichas obras, la leyenda siguiente: "Esta obra fue realizada con recursos públicos federales", sin perjuicio de las demás que establezca el presente Decreto.

Asimismo, los recursos a que se refiere el párrafo anterior que no se encuentren vinculados a compromisos y obligaciones formales de pago a más tardar el último día hábil del mes de diciembre de 2016, incluyendo los rendimientos financieros, se deberán reintegrar a la Tesorería de la Federación, en términos de las disposiciones aplicables.

Para aquellos proyectos de inversión aprobados en el Ramo General 23 Provisiones Salariales y Económicas cuya ejecución esté a cargo de los municipios y demarcaciones territoriales del Distrito Federal, las entidades federativas deberán apegarse al mecanismo que la Secretaría establezca en los lineamientos de los fondos correspondientes, con el propósito de que los municipios y demarcaciones territoriales del Distrito Federal puedan acceder de forma oportuna a dichos recursos.

La Secretaría deberá publicar de forma trimestral, en su portal de Internet, la información relativa a los proyectos de infraestructura aprobados en el Ramo General 23, Provisiones Salariales y Económicas, incluyendo el monto aprobado y pagado; su ubicación geográfica, y los lineamientos aplicables a dichos recursos. Asimismo, deberá informar en dicho medio el avance financiero de los proyectos con base en los reportes que, de conformidad con la normatividad aplicable, realicen las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal. La información anterior, deberá estar disponible, a su vez, en formato de datos abiertos;

IV. Los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, para ser ejercidos de manera concurrente con recursos federales, se sujetarán a lo siguiente:

a) El porcentaje o monto que corresponda aportar a las entidades federativas y, en su caso, a los municipios o demarcaciones territoriales del Distrito Federal, será establecido por las dependencias a cargo de los respectivos programas;

b) Dichos órdenes de gobierno deberán realizar las aportaciones de recursos que le correspondan en las cuentas específicas respectivas, en un periodo que no deberá exceder de 20 días hábiles contados a partir de la recepción de los recursos federales. Los recursos federales deberán ser ministrados de acuerdo al calendario establecido en los convenios y de ninguna manera podrá iniciar ministraciones después del mes de marzo.

Cumplido el plazo a que se refiere el párrafo anterior sin que se haya realizado la aportación de recursos locales, las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga hasta por el mismo plazo a que se refiere el párrafo anterior;

c) La entidad federativa, municipio o demarcación territorial que se vea afectado por situaciones que obliguen al Ejecutivo Federal a emitir declaratorias de emergencia o de desastre natural, en los términos de la Ley General de Protección Civil, contará con una prórroga de 20 días hábiles adicionales para efectuar el depósito de las aportaciones que le correspondan, una vez publicada la declaratoria;

d) Las entidades federativas podrán cubrir hasta en dos exhibiciones durante el ejercicio fiscal su aportación a los programas concurrentes en materia educativa para todos los niveles, y

e) Las ministraciones de recursos federales podrán ser suspendidas cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal no aporten en los plazos previstos los recursos que les corresponden en las cuentas específicas;

V. La Secretaría de Educación Pública comunicará a las entidades federativas a más tardar el último día hábil del mes de marzo, el presupuesto para el subsidio para organismos descentralizados estatales que la Federación otorga, así como para los programas financiados con fondos concurrentes;

VI. En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las

compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha ley, los ajustes que fuera necesario realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

VII. Los recursos federales vinculados con ingresos excedentes que, en los términos de los artículos 19, fracciones IV, inciso d), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 12, sexto párrafo de su Reglamento, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados (FIES). En el caso de los subsidios que tengan el mismo destino, la Secretaría deberá entregar los recursos a las entidades federativas de acuerdo a un calendario establecido y podrá emitir las disposiciones correspondientes para comprobación de los mismos en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VIII. Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal deberán enviar a la Secretaría, a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria la información de las evaluaciones sobre recursos federales transferidos, en los términos de las disposiciones aplicables. La Secretaría deberá reportar dicha información en los Informes Trimestrales;

IX. El Consejo Nacional de Seguridad Pública aprobará a más tardar en el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que, por lo menos, el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal (FORTAMUN), se destinen a la atención de necesidades directamente vinculadas con la seguridad pública.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal para la seguridad pública promoverá y vigilará que su erogación y aplicación se realice dentro del presente ejercicio fiscal, y que se alcancen los objetivos para los que están destinados.

Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal.

Dicho consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP) se distribuya entre los municipios y las demarcaciones territoriales del Distrito Federal, conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

Las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, en el ejercicio de los recursos que les sean transferidos, a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios deberán alinear, en su caso, la aplicación de los recursos para implementar y operar el modelo policial previsto en la ley de la materia, conforme a los acuerdos que apruebe el Consejo Nacional de Seguridad Pública, y

X. Durante los primeros 10 días naturales del mes de febrero, las entidades federativas deberán enviar a la Secretaría, en forma impresa y en formato electrónico de base de datos, el calendario de distribución y montos que de los fondos a los que se refieren los artículos 35 y 36 de la Ley de Coordinación Fiscal correspondan para el ejercicio fiscal 2016 a sus municipios o demarcaciones territoriales, según corresponda.

Artículo 8. El presente Presupuesto incluye la cantidad de $5,952'697,849.00, para el otorgamiento del subsidio a los municipios y demarcaciones territoriales del Distrito Federal y en su caso, a las entidades federativas que ejerzan de manera directa o coordinada la función de seguridad pública, con el fin de fortalecer su desempeño en esta materia.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a los lineamientos que establezca el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, con el objeto de apoyar la profesionalización, la certificación y el equipamiento de los elementos policiales de las instituciones de seguridad pública. De manera complementaria, se podrán destinar al fortalecimiento tecnológico, de equipo e infraestructura de las instituciones de seguridad pública, a la prevención social de la violencia y la delincuencia, así como a la capacitación, entre otras, en materia de derechos humanos y de igualdad de género.

A más tardar el 25 de enero, el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública publicará en el Diario Oficial de la Federación los lineamientos a que se refiere el párrafo anterior, los cuales incluirán lo siguiente:

I. Los requisitos y procedimientos para la gestión, administración y evaluación de los recursos, mismos que establecerán, entre otros, los plazos para la solicitud y entrega de recursos, así como el porcentaje de participación que deberán cubrir los beneficiarios como aportación al mismo;

II. La fórmula de elegibilidad y distribución de recursos.

En dicha fórmula deberá tomarse en consideración, entre otros, el número de habitantes; el estado de fuerza de los elementos policiales; la eficiencia en el combate a la delincuencia; la incidencia delictiva en los municipios y demarcaciones territoriales y las características asociadas a los mismos, como son: destinos turísticos, zonas fronterizas, conurbados y aquellos afectados por su proximidad geográfica a otros con alta incidencia delictiva, y

III. La lista de municipios y demarcaciones territoriales beneficiarios del subsidio y el monto de asignación correspondiente a cada uno.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública deberá suscribir los convenios específicos y sus anexos técnicos con los beneficiarios, a más tardar el último día hábil de febrero.

En dichos convenios deberán preverse los términos de la administración de los recursos del subsidio con base en las siguientes modalidades:

a) Ejercicio directo de la función de seguridad pública en el municipio o demarcación territorial por la entidad federativa;

b) Ejercicio directo de la función de seguridad pública por el municipio, o

c) Ejercicio coordinado de la función de seguridad pública entre ambos.

En los casos de los incisos b) y c) deberá estipularse el compromiso de las entidades federativas de entregar el monto correspondiente de los recursos a los municipios o demarcaciones territoriales, incluyendo sus rendimientos financieros, a más tardar dentro de los 5 días hábiles posteriores a que aquéllas reciban los recursos de la Federación.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 7 de este Decreto.

Artículo 9. En el presente Presupuesto de Egresos se incluye la cantidad de $2,015'311,756.00 para el otorgamiento de apoyos en el marco del Programa Nacional de Prevención del Delito.

Dichos recursos se otorgarán a aquéllas entidades federativas que cumplan los lineamientos que para tal efecto emita el Ejecutivo Federal, por conducto de la Secretaría de Gobernación.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, a más tardar el 15 de febrero deberá emitir los lineamientos a que se refiere el párrafo anterior, los cuales contendrán, por lo menos, la distribución de los recursos a las entidades federativas bajo criterios de población beneficiada, incidencia delictiva y cobertura territorial de las instituciones estatales de seguridad pública, así como las bases para la evaluación de la aplicación de dichos recursos y sus resultados.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, a más tardar el 31 de marzo, deberá suscribir convenios específicos con las entidades federativas que deseen adherirse a estos subsidios, en los cuales deberá preverse lo siguiente:

I. El establecimiento por parte de las entidades federativas de cuentas bancarias específicas para la administración de los recursos federales que les sean transferidos, para efectos de su fiscalización;

II. La obligación de las entidades federativas de registrar los recursos que por estos subsidios reciban en sus respectivos presupuestos e informar para efectos de la cuenta pública local y demás informes previstos en la legislación local y federal, y

III. La obligación de las entidades federativas de reportar a la Secretaría de Gobernación, la cual deberá enviar a su vez a la Secretaría de manera trimestral, lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos del fondo;

b) Las disponibilidades financieras del fondo con las que, en su caso, cuenten, y

c) El presupuesto comprometido, devengado y pagado correspondiente.

Para acceder a los recursos, las entidades federativas deberán cumplir los lineamientos, políticas y acciones contenidos en los convenios a que se refiere este artículo.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 7 de este Decreto.

Artículo 10. La Secretaría, a más tardar el 31 de enero, emitirá las disposiciones o lineamientos para la aplicación de los recursos de los siguientes fondos:

I. Fondo Regional. Este fondo tiene por objeto apoyar a los 10 estados con menor índice de desarrollo humano respecto del índice nacional, a través de programas y proyectos de inversión destinados a mantener e incrementar el capital físico o la capacidad productiva, o ambos, complementar las aportaciones de las entidades federativas relacionadas a dichos fines, así como a impulsar el desarrollo regional equilibrado mediante infraestructura pública y su equipamiento;

II. Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad, y

III. Fondo de Capitalidad para el Distrito Federal. Este fondo tiene por objeto apoyar al Distrito Federal, en consideración a su condición de sede de los Poderes de la Unión y capital de los Estados Unidos Mexicanos, en términos del artículo 44 de la Constitución Política de los Estados Unidos Mexicanos.

La asignación prevista para dichos fondos se distribuirá conforme a lo señalado en el Anexo 20, de este Decreto, en los términos y condiciones que mediante convenio se determinen para tal efecto.

Los recursos de los fondos a que se refiere el presente artículo deberán solicitarse y convenirse dentro del primer semestre del ejercicio, en términos de las disposiciones que emita la Secretaría, así como reasignarse los que no hayan sido convenidos en ese periodo, a programas sociales y de inversión en infraestructura.

Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, que tengan asignados recursos para la ejecución de proyectos con cargo a estos fondos, serán responsables de la integración e información técnica correspondiente, así como de la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones de las autoridades federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto o, en su caso, en otros medios accesibles a los ciudadanos.

Artículo 11. Los recursos del Fondo para el Fortalecimiento de la Infraestructura Estatal y Municipal previstos en el Anexo 20.2 de este Decreto, se destinarán a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, a través del Ramo General 23 Provisiones Salariales y Económicas, y tendrán como finalidad la generación de infraestructura, principalmente, pavimentaciones de calles y avenidas, alumbrado público, drenaje y alcantarillado, mantenimiento de vías; construcción, rehabilitación y remodelación de espacios educativos, artísticos y culturales; construcción, ampliación y mejoramiento de los espacios para la práctica del deporte, entre otras acciones de infraestructura urbana y social, de conformidad con lo siguiente:

I. La Secretaría emitirá, a más tardar el último día hábil de enero, las disposiciones para la aplicación de este Fondo;

II. Las entidades federativas, así como los municipios y demarcaciones territoriales del Distrito Federal por conducto de aquellas, deberán presentar la cartera de proyectos a más tardar el último día de marzo;

III. En el caso de los proyectos menores a diez millones de pesos, las entidades federativas, así como los municipios y demarcaciones territoriales del Distrito Federal, tendrán como plazo hasta el último día hábil de marzo

para presentar el expediente técnico, y los recursos serán ministrados 50 por ciento en el mes de abril y 50 por ciento a más tardar en el mes de junio.

Para los proyectos iguales o mayores a 10 millones de pesos, la presentación de los expedientes técnicos y la ministración de los recursos se sujetarán a las disposiciones que para tal efecto emita la Secretaría.

Los proyectos iguales o mayores a 50 millones de pesos, para efectos de la ministración de los recursos, deberán contar con análisis costo beneficio o costo eficiencia y con un folio que para tal propósito otorgue la Secretaría, en términos de las disposiciones aplicables.

En caso de incumplimiento de los plazos, términos y condiciones establecidos en las disposiciones aplicables, la Secretaría podrá suspender las ministraciones o reasignar dichos recursos a programas sociales y de inversión en infraestructura;

IV. Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, serán responsables de la integración y veracidad de la información contenida en los expedientes técnicos correspondientes, así como de la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet de la instancia ejecutora del recurso o a través de medios accesibles a los ciudadanos, según sea el caso;

V. Los proyectos con cargo a este Fondo deberán sujetarse a los costos paramétricos cuando corresponda, e incorporar en el expediente técnico la ubicación geográfica georreferenciada, de conformidad con las disposiciones que emita la Secretaría. Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal serán responsables ante los órganos fiscalizadores de justificar las variaciones que, en su caso, excedan de dichos costos;

VI. Del monto total asignado al Fondo, la Secretaría podrá destinar hasta el 1 por ciento para la administración del mismo y transferirá a la Auditoría, el equivalente al 1 al millar de cada proyecto convenido con cargo al Fondo para su fiscalización, con este propósito dicha instancia deberá seleccionar una muestra representativa de al menos el 20 por ciento de los proyectos apoyados con recursos del Fondo;

VII. Los proyectos de infraestructura con cargo a este Fondo deberán incluir la leyenda "Esta obra fue realizada con recursos federales del Gobierno de la República", sin perjuicio de las demás que establezca este Decreto;

VIII. Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal deberán enviar a la Secretaría, a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información de las evaluaciones que de conformidad con sus respectivos Programas Anuales de Evaluación, realicen sobre recursos federales con cargo al Fondo. La Secretaría deberá reportar dicha información en los Informes Trimestrales, y

IX. Las entidades federativas, por conducto de la Secretaría de Finanzas o su equivalente, deberán hacer pública la información relativa a la fecha y el monto de las ministraciones de recursos que con cargo a este Fondo realicen a sus municipios o demarcaciones territoriales del Distrito Federal, a través de sus respectivas páginas oficiales de Internet, dentro de los diez días naturales siguientes a que los recursos correspondientes hayan sido efectivamente depositados en las cuentas bancarias específicas de los municipios o demarcaciones, incluyendo el número de identificación de la transferencia. Asimismo, deberán remitir en el mismo plazo dicha información a la Secretaría.

La Secretaría deberá publicar en su portal de Internet, el desglose de la cartera presentada por las entidades federativas, los municipios y demarcaciones territoriales del Distrito Federal; los montos, y la ubicación geográfica georreferenciada. Asimismo, deberá informar en dicho medio el avance financiero de los proyectos. La información anterior, deberá estar disponible, a su vez, en formato de datos abiertos.

Durante el ejercicio fiscal, cuando se presenten proyectos que, cumpliendo con el objeto del Fondo, se consideren viables y conforme a la disponibilidad presupuestaria, se podrán realizar adecuaciones presupuestarias para cubrirlos, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones a que se refiere este artículo.

Artículo 12. Los recursos federales que se asignan en este Presupuesto de Egresos para el Fondo Metropolitano se distribuyen entre las zonas metropolitanas conforme a la asignación que se presenta en el Anexo 20 de este Decreto y se deberán aplicar, evaluar, rendir cuentas y transparentar en los términos de las disposiciones aplicables.

Los recursos del Fondo Metropolitano se destinarán prioritariamente a estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean

nuevos, en proceso, o para completar el financiamiento de aquéllos que no hubiesen contado con los recursos necesarios para su ejecución; los cuales demuestren ser viables y sustentables, orientados a promover la adecuada planeación del desarrollo regional, urbano, el transporte público y la movilidad no motorizada y del ordenamiento del territorio para impulsar la competitividad económica, la sustentabilidad y las capacidades productivas de las zonas metropolitanas, coadyuvar a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica, así como a la consolidación urbana y al aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas.

Los estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento a los que se destinen los recursos federales del Fondo Metropolitano deberán estar relacionados directamente o ser resultado de la planeación del desarrollo regional y urbano, así como de los programas de ordenamiento de los asentamientos humanos en el territorio y los programas ya establecidos para la movilidad no motorizada, por lo que deberán guardar congruencia con el Plan Nacional de Desarrollo 2013-2018, el Programa Nacional de Infraestructura 2014-2018, así como con los programas en materia de desarrollo regional y urbano correspondientes, además de estar alineados con los planes estatales y municipales de desarrollo urbano y de los municipios comprendidos en la respectiva zona metropolitana.

Las decisiones sobre la asignación y aplicación de los recursos del Fondo Metropolitano las tomarán los gobiernos de los estados a través de su Consejo de Desarrollo Metropolitano y deberán sujetarse para su financiamiento a criterios objetivos de evaluación de costo y beneficio, así como de impacto metropolitano, económico, social y ambiental, de acuerdo con las disposiciones del Fondo Metropolitano y las demás aplicables, tomando en cuenta la movilidad no motorizada considerada en estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos o en proceso.

Para coadyuvar en la asignación, aplicación, seguimiento, evaluación, rendición de cuentas y transparencia de los recursos del Fondo Metropolitano, cada zona metropolitana deberá contar con un Consejo para el Desarrollo Metropolitano o un órgano equivalente que tendrá carácter estatal, donde las entidades federativas determinarán los mecanismos de participación de los municipios y un fideicomiso de administración e inversión, en los términos que se establezcan en este artículo, en las disposiciones del Fondo Metropolitano y en las demás aplicables.

El Consejo para el Desarrollo Metropolitano, o su equivalente, estará presidido por el gobernador o gobernadores e integrado por los representantes que señalen las disposiciones del Fondo Metropolitano. En el caso de zonas metropolitanas en territorio de dos o más entidades federativas la presidencia será rotativa y con duración de por lo menos un año, pudiendo acordar el establecimiento de una presidencia conjunta, en cuyo caso no tendrá término de duración.

Los municipios y las demarcaciones territoriales del Distrito Federal, por conducto de sus representantes, podrán participar en las sesiones del Consejo para el Desarrollo Metropolitano postulando estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, presentando iniciativas y propuestas en el marco del objeto y fines del Fondo Metropolitano, en términos de las disposiciones aplicables al Fondo.

Dicho Consejo deberá quedar instalado a más tardar el tercer mes del año de ejercicio, salvo cuando se trate del inicio de un nuevo mandato de gobierno estatal, en cuyo caso dispondrá de hasta 30 días naturales contados a partir de la fecha de toma de posesión del cargo.

El Consejo referido en los dos párrafos anteriores o su equivalente, deberá asignar los recursos del Fondo Metropolitano exclusivamente a programas, obras y proyectos basados en un plan de orden metropolitano, acordado por el Consejo para el Desarrollo Metropolitano de la respectiva zona metropolitana, conforme a lo dispuesto en este artículo, y reportar trimestralmente, a través de la entidad federativa correspondiente, el informe del destino y aplicación de los recursos, del avance físico y financiero y de la evaluación de los resultados alcanzados, a la Secretaría y a la Cámara de Diputados, en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las demás disposiciones legales aplicables al Fondo Metropolitano.

Las entidades federativas que conforman cada zona metropolitana deberán publicar trimestralmente en sus páginas de Internet la información actualizada en la que se autoriza la asignación de recursos del Fondo Metropolitano.

Las Zonas Metropolitanas donde se asignen recursos del Fondo Metropolitano podrán aplicar parte de los recursos a la realización de un Plan de Desarrollo Metropolitano de mediano y largo plazo, así como a planes de movilidad no motorizada, los cuales serán valorados por los Consejos Metropolitanos de acuerdo a los términos que establezcan dichos Consejos, a las Reglas de Operación del Fondo Metropolitano y en las demás disposiciones aplicables.

Artículo 13. Los recursos a que se refieren el Anexo 20.3 Proyectos de Desarrollo Regional se destinarán para inversión en las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, quienes serán responsables de la integración e información contenida en los expedientes técnicos correspondientes, la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones que correspondan a las autoridades federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto, o a través de medios accesibles a los ciudadanos, según sea el caso.

La obra cuyo costo total sea mayor a $50,000,000.00 deberá contar con el análisis costo-beneficio simplificado o análisis costo-eficiencia simplificado, según corresponda, en términos de las disposiciones que para tal efecto se emitan.

Del costo total de cada proyecto, se podrá destinar hasta el 30 por ciento de los recursos para equipamiento.

Asimismo, del monto total asignado al Fondo, la Secretaría podrá destinar hasta el 1 por ciento para la administración del mismo y transferirá a la Auditoría, una cantidad equivalente al 1 al millar de cada proyecto convenido con las entidades federativas para su fiscalización.

La Secretaría, a más tardar el 31 de enero, emitirá las disposiciones específicas para la aplicación de los recursos a que se refiere el presente artículo que establecerán, entre otros, los plazos, requisitos y procedimientos que permitan el ejercicio eficiente de los mismos.

TÍTULO TERCERO

DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I

Disposiciones Generales

Artículo 14. Las dependencias y entidades, conforme al sistema de compensación de créditos y adeudos a que se refiere el artículo 73 de la Ley del Servicio de Tesorería de la Federación y sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos no fiscales contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de la Tasa Interbancaria de Fondeo dada a conocer diariamente por el Banco de México, durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría, analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos y este Presupuesto de Egresos en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas se realicen durante el presente ejercicio fiscal.

Los ingresos que se perciban por las operaciones a que se refiere este artículo no se considerarán para efectos del cálculo de los ingresos excedentes a que se refiere el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Artículo 15. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el importe de los ahorros que se obtengan como resultado de la instrumentación de las medidas de austeridad y disciplina presupuestaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Presupuesto, así como en los términos de lo dispuesto en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, respectivamente. Al efecto, la Secretaría informará trimestralmente a la Cámara de Diputados, a partir del 1 de abril, sobre dichos subejercicios. En el caso de las economías generadas durante el ejercicio, éstas deberán canalizarse a los programas y Tomos aprobados en este Presupuesto.

La determinación de los subejercicios se realizará conforme a los calendarios autorizados en los términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Si al término de los 90 días establecidos en el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria los subejercicios no hubieran sido subsanados, la Secretaría informará a la Función Pública sobre dichos subejercicios, a fin de que ésta proceda en los términos de la fracción IX del artículo 114 de la ley antes señalada.

La Función Pública informará trimestralmente a la Cámara de Diputados y a la Auditoría sobre las denuncias y las acciones realizadas en contra de los servidores públicos a que hace referencia el párrafo anterior.

Al término de dicho plazo, la Comisión del ramo de la Cámara de Diputados emitirá una opinión sobre los subejercicios informados.

CAPÍTULO II

De las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública

Artículo 16. Las dependencias y entidades se sujetarán a las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública que se establezcan en los términos del Título Tercero, Capítulo IV de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y en las demás disposiciones aplicables, las cuales deberán prever como mínimo:

I. No crear plazas, salvo que se cuente con la previsión presupuestaria aprobada para tal fin en este Presupuesto de Egresos, así como aquéllas que sean resultado de reformas jurídicas.

Para el caso de las plazas de investigadores y personal técnico de investigación que se creen a partir de los recursos que tenga aprobados el Ramo 38 para este fin, éstas se concursarán bajo los lineamientos que para tal efecto apruebe la Junta de Gobierno del Consejo Nacional de Ciencia y Tecnología. El personal contratado en términos del párrafo anterior podrá prestar servicios de investigación y docencia en las instituciones educativas y de investigación, según se determine en los lineamientos referidos y en las disposiciones jurídicas aplicables, manteniendo la relación laboral con el Consejo Nacional de Ciencia y Tecnología;

II. Los incrementos que, en su caso, se otorguen a los servidores públicos, se sujetarán a los recursos aprobados en los Anexos 7 y 24 de este Decreto y tendrán como objetivo exclusivamente mantener el poder adquisitivo respecto del año 2015;

III. La adquisición y los arrendamientos de inmuebles procederán exclusivamente cuando no se cuente con bienes nacionales aptos para cubrir las necesidades correspondientes y previo análisis costo beneficio.

El Instituto de Administración y Avalúos de Bienes Nacionales deberá llevar a cabo acciones para el mejor uso y aprovechamiento inmobiliario que considere, entre otras acciones, la puesta a disposición de inmuebles desaprovechados, mismos que podrán ser utilizados para resolver necesidades de otras instituciones públicas o, en su defecto, para su desincorporación y enajenación. Para tal efecto, dicho Instituto emitirá, a más tardar el último día hábil de marzo, un programa de trabajo que deberá publicar en su portal de Internet y podrá realizar verificaciones a los inmuebles que así considere, previo aviso a la institución pública de que se trate. Las acciones derivadas del programa deberán sujetarse al presupuesto aprobado para las dependencias y entidades;

IV. La remodelación de oficinas se limitará, de acuerdo al presupuesto aprobado para tal efecto, a aquéllas que sean estructurales y no puedan postergarse, las que impliquen una ocupación más eficiente de los espacios en los

inmuebles y generen ahorros en el mediano plazo, las que se destinen a reparar daños provenientes de casos fortuitos, así como las que tengan por objeto mejorar y hacer más accesible y eficiente la atención al público;

V. No procederá la adquisición de vehículos, salvo aquéllos que resulten indispensables para destinarse en forma exclusiva al uso oficial, aquéllos que presten directamente servicios públicos a la población, los necesarios para actividades de seguridad pública y nacional, o para las actividades productivas;

VI. Se realizará la contratación consolidada de materiales y suministros; servicios, incluyendo telefonía, mantenimiento de bienes muebles e inmuebles, fotocopiado, vigilancia, boletos de avión, vales de despensa, medicamentos, seguros sobre personas y bienes, entre otros, siempre y cuando se asegure la obtención de ahorros y de las mejores condiciones para el Estado en cuanto a calidad, precio y oportunidad disponibles.

Adicionalmente, se utilizará la modalidad de ofertas subsecuentes de descuentos en las licitaciones públicas que se realicen cuando los bienes a adquirir o servicios por contratar satisfagan los requisitos y condiciones que establece la normatividad en la materia y se asegure con ello la obtención de las mejores condiciones para el Estado;

VII. Las dependencias y entidades que tengan contratadas pólizas de seguros sobre personas y bienes deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría, siempre y cuando dicha incorporación represente una reducción en el gasto global y que se mantengan o mejoren las condiciones contratadas en la póliza, y

VIII. La Secretaría podrá establecer mecanismos financieros de cobertura de riesgos para atender obligaciones contingentes relacionadas con bienes culturales de las dependencias y entidades, considerando las asignaciones con las que cuenten para tal fin, así como de aquellas obras de arte que ingresen al territorio nacional para su exhibición al público en general.

La Secretaría podrá determinar las modalidades específicas de aplicación de las medidas de austeridad, disciplina presupuestaria y modernización en casos excepcionales, para las dependencias y entidades que sean objeto de reformas jurídicas, de nueva creación o cuando se realicen modificaciones a su estructura programática.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas equivalentes a las aplicables en las dependencias y entidades, respecto a la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación y en sus respectivas páginas de Internet, a más tardar el último día hábil del mes de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

La Secretaría reportará en los informes trimestrales las variaciones en el gasto corriente estructural.

Artículo 17. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando privilegien y hayan solicitado en primera instancia los tiempos que por ley deben poner a disposición del Estado las empresas de comunicación que operan al amparo de concesiones federales para el uso, aprovechamiento o explotación de bienes del dominio directo de la Nación y dichos tiempos no estuvieran disponibles en los espacios y tiempos solicitados.

No podrán realizarse erogaciones en comunicación social en las entidades federativas en donde se lleven a cabo elecciones, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Sólo podrán realizarse erogaciones en los tiempos a que se refiere el párrafo anterior, en los casos de excepción previstos en la Constitución Política de los Estados Unidos Mexicanos y en la legislación en la materia.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, observando lo dispuesto en el párrafo primero de este artículo, supervisará la administración y distribución de los tiempos fiscales cubiertos por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo, tiempos que se distribuirán en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial, y 20 por ciento a los entes autónomos.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este artículo.

Con base en lo anterior, la Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

La Secretaría de Gobernación autorizará las estrategias y programas de comunicación social, y registrará los gastos derivados de las partidas relativas a difusión de mensajes sobre programas y actividades gubernamentales; difusión de mensajes comerciales para promover la venta de productos o servicios; e información en medios masivos derivada de la operación y administración de las dependencias y entidades, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos o conceptos de gasto, al concepto de gasto correspondiente a servicios de comunicación social y publicidad de los respectivos presupuestos, ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente que sean de interés público, se requiera para promoción comercial de las entidades para que generen mayores ingresos, tengan como propósito promover a México como destino turístico en el extranjero y los que deriven de los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos, los ejecutores de gasto deberán obtener de la Secretaría de Gobernación la autorización a la modificación al programa de comunicación social respectiva, para lo cual señalarán el costo y su fuente de financiamiento y, posteriormente, deberán realizar el trámite de adecuación presupuestaria ante la Secretaría.

La Secretaría de Gobernación informará a la Cámara de Diputados, dentro de los 10 días naturales siguientes a la fecha en la que las dependencias y entidades cuenten con los recursos autorizados, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara de Diputados, en forma impresa y en formato electrónico de texto modificable de base de datos, la relación de todos los programas y campañas de comunicación social, relativos a la partida de difusión de mensajes sobre programas y actividades gubernamentales, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. Dicho informe deberá presentarse una vez autorizados los programas de comunicación correspondientes.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

I. Los tiempos a que se refiere el presente artículo sólo podrán destinarse a actividades de difusión, información o promoción de los programas y acciones de los Poderes Legislativo y Judicial, los entes autónomos, y dependencias o entidades, así como a las actividades análogas que prevean las disposiciones aplicables;

II. Las dependencias y entidades no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado la prestación recíproca de servicios de publicidad;

III. Las erogaciones realizadas en materia de comunicación social, se acreditarán únicamente con órdenes de transmisión para medios electrónicos, con órdenes de inserción para medios impresos y con órdenes de servicio para medios complementarios. En todos los casos se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura geográfica certificada y pautas de difusión en medios electrónicos e impresos;

IV. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará

seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades;

V. La publicidad que adquieran las dependencias y entidades para la difusión de sus programas que otorguen subsidios o beneficios directos a la población deberá incluir, claramente visible y audible, la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa". En los casos de los programas de desarrollo social únicamente deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social.

Para lo anterior, deberán considerarse las características de cada medio. En ningún caso los partidos políticos podrán emplear o referir estos programas en su propaganda, y

VI. Los Poderes Ejecutivo, Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades harán uso de la Lengua de Señas Mexicanas por medio de un intérprete, subtítulos o en su caso tecnologías que permita el acceso a los contenidos de campañas en televisión a las personas con discapacidad auditiva.

La Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la ejecución de los programas y campañas relativos a la partida de difusión de mensajes sobre programas y actividades gubernamentales. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad, empresas prestadoras de los servicios y tiempos contratados, así como un reporte del uso de los tiempos fiscales y de estado.

El gasto en comunicación social aprobado en este Presupuesto deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables.

CAPÍTULO III

De los servicios personales

Artículo 18. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los ramos generales, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, y se sujetarán a lo siguiente:

I. Los incrementos a las percepciones se determinarán, conforme a:

a) La estructura ocupacional autorizada;

b) Las plazas registradas en el sistema de administración de nómina y demás elementos previstos en el caso del artículo 27-A de la Ley de Coordinación Fiscal y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para el caso del Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo;

c) La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud (FASSA), y

d) Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos (FAETA); adicionalmente, en el caso de los servicios de educación para adultos, en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 7 y 24 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

II. En el presente ejercicio fiscal en las dependencias y entidades no se crearán plazas en nivel alguno con excepción de los casos previstos en el artículo 16, fracción I, de este Decreto;

III. Las previsiones a que se refiere el Anexo 24 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal. Una vez que dichas entidades celebren los convenios respectivos, dichos recursos serán entregados a éstas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

IV. Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

a) Las medidas salariales y económicas correspondientes al fondo previsto en los artículos 26, 26-A, 27 y 27-A de la Ley de Coordinación Fiscal y al Fondo para la Educación Tecnológica y de Adultos (FAETA), que serán cubiertas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

b) Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a los sistemas de desarrollo profesional que, en su caso, correspondan en los términos de la ley de la materia, y

c) Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, de acuerdo con la normatividad aplicable, y

V. Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud (FASSA), incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable.

Artículo 19. Las remuneraciones autorizadas a los servidores públicos de la Federación se detallan en el Anexo 23 de este Decreto y en el Tomo IX de este Presupuesto, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos:

I. Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional y en el artículo 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual sólo podrá cubrirse conforme a los requisitos y la periodicidad establecidos en las disposiciones aplicables.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en el párrafo anterior, forman parte de su remuneración;

II. La remuneración total anual autorizada al Presidente de la República y los tabuladores de remuneraciones para la Administración Pública Federal se presentan en el Anexo 23.1. de este Decreto, conforme a lo siguiente:

a) Los límites mínimos y máximos de percepciones ordinarias netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 23.1.1. de este Decreto y comprenden los conceptos que a continuación se señalan con sus respectivos montos, una vez realizada la retención de impuestos correspondiente:

i. Los montos correspondientes a sueldos y salarios, y

ii. Los montos correspondientes a las prestaciones.

Los montos presentados en dicho Anexo no consideran los incrementos salariales que, en su caso, se autoricen para el presente ejercicio fiscal, las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal, ni las adecuaciones a la curva salarial del tabulador;

b) Los montos máximos de percepciones extraordinarias que perciban los servidores públicos de la Administración Pública Federal que, conforme a las disposiciones aplicables, tengan derecho a percibirlas, se detallan en el Anexo 23.1.2. de este Decreto.

En aquellos puestos de personal civil y militar de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse la potenciación del seguro de vida institucional, y un pago extraordinario por riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de

sueldos y salarios. Lo anterior, conforme a los límites establecidos en el Anexo 23.1.2. de este Decreto y a las disposiciones que para tal efecto emita la Función Pública, la cual evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría en el ámbito presupuestario, y

c) La remuneración total anual autorizada al Presidente de la República para el ejercicio fiscal de 2016 se incluye en el Anexo 23.1.3. de este Decreto, en cumplimiento a lo dispuesto en la Base II del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

III. La remuneración total anual autorizada a la máxima representación de los ejecutores de gasto que a continuación se indican y los tabuladores correspondientes a las percepciones ordinarias y extraordinarias de los servidores públicos de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I de este artículo, se presentan en los siguientes Anexos de este Decreto:

a) Anexo 23.2. Ramo 01: Cámara de Senadores;

b) Anexo 23.3. Ramo 01: Cámara de Diputados;

c) Anexo 23.4. Ramo 01: Auditoría Superior de la Federación;

d) Anexo 23.5. Ramo 03: Suprema Corte de Justicia de la Nación;

e) Anexo 23.6. Ramo 03: Consejo de la Judicatura Federal;

f) Anexo 23.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

g) Anexo 23.8. Ramo 22: Instituto Nacional Electoral;

h) Anexo 23.9. Ramo 35: Comisión Nacional de los Derechos Humanos;

i) Anexo 23.10. Ramo 41: Comisión Federal de Competencia Económica;

j) Anexo 23.11. Ramo 42: Instituto Nacional para la Evaluación de la Educación;

k) Anexo 23.12. Ramo 43: Instituto Federal de Telecomunicaciones;

l) Anexo 23.13. Ramo 44: Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, y

m) Anexo 23.14. Ramo 40: Instituto Nacional de Estadística y Geografía, y

IV. El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo IX de este Presupuesto.

Las dependencias y entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 23.1., del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente, y no se aumente su presupuesto regularizable de servicios personales.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

El Ramo Administrativo 02 Oficina de la Presidencia de la República, a que se refiere el Anexo 1, inciso B, de este Decreto, incluye los recursos para cubrir las compensaciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal o, a falta de éste, a quien en términos de las disposiciones aplicables sea su beneficiario, las

que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial. Las remuneraciones del personal civil de apoyo deberán reportarse en los Informes Trimestrales y serán públicas en los términos de la legislación en materia de transparencia y acceso a la información pública gubernamental.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie.

Los Poderes Legislativo y Judicial, las dependencias y entidades, así como los entes autónomos, deberán abstenerse de cubrir cualquier tipo de estímulo, pago o compensación especial a los servidores públicos a su servicio, con motivo del término de su encargo, o bien por el término de la administración correspondiente.

Artículo 20. Los servidores públicos de mando y personal de enlace de las dependencias y entidades sólo podrán percibir las prestaciones establecidas en el manual a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Los titulares de las entidades informarán a la Cámara de Diputados, así como a la Secretaría y a la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo el reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones.

Las dependencias y entidades enviarán informes a la Secretaría con el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente, a fin de que se incluyan en los Informes Trimestrales.

Artículo 21. Las dependencias y entidades observarán las siguientes disposiciones en materia de servicios personales:

I. Solicitarán autorización presupuestaria de la Secretaría, respecto a sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

II. Los pagos retroactivos por ocupación de plazas, cuando procedan, solo podrán comprender hasta 45 días naturales anteriores a la fecha en que el servidor público correspondiente reciba su nombramiento. Lo anterior, siempre y cuando se acredite fehacientemente la asistencia y desempeño del servicio durante dicho periodo en la plaza respectiva, y

III. Podrán traspasarse las plazas necesarias de las dependencias y entidades, que con motivo de una reestructura en la Administración Pública Federal, derivada de una reforma legal o a ordenamientos de carácter administrativo, asuman funciones de aquéllas que se transformen, compacten, eliminen o sean creadas, para lo cual se deberá contar con la autorización presupuestaria de la Secretaría, conforme al mecanismo presupuestario que establezca para dichos fines.

Artículo 22. La Secretaría podrá establecer un mecanismo para cubrir una compensación económica a los servidores públicos por la terminación de la relación laboral como consecuencia de reestructuraciones a la Administración Pública Federal; la desincorporación de entidades; la cancelación de plazas, o la eliminación de unidades administrativas de las dependencias o entidades, en los términos de las disposiciones específicas que, al efecto, emita la propia Secretaría.

Dichas disposiciones específicas establecerán, entre otros aspectos, las modalidades del mecanismo presupuestario; los montos de la compensación económica, con recursos del Ramo General 23 Provisiones Salariales y Económicas; los tipos de personal que podrán acogerse al mismo, considerando no afectar la prestación de servicios públicos; así como el procedimiento que deberán seguir las dependencias y entidades correspondientes para su aplicación.

Artículo 23. Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil del mes de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación; Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Presidentes y miembros de los órganos de gobierno de los entes autónomos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

CAPÍTULO IV

De la igualdad entre Mujeres y Hombres

Artículo 24. En cumplimiento a la Ley General para la Igualdad entre Mujeres y Hombres, la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia, las estrategias transversales del Plan Nacional de Desarrollo 2013-2018 y el Programa Nacional para la Igualdad de Oportunidades y no Discriminación contra las Mujeres 2013-2018, el Ejecutivo Federal impulsará, de manera transversal, la igualdad sustantiva entre mujeres y hombres a través de la incorporación de la perspectiva de igualdad entre mujeres y hombres en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades deberán considerar lo siguiente:

I. Incorporar la igualdad entre mujeres y hombres y reflejarla en la matriz de indicadores para resultados de los programas bajo su responsabilidad;

II. Identificar y registrar la población objetivo y la atendida por dichos programas, diferenciada por sexo, grupo de edad, discapacidad, en su caso, región del país, entidad federativa, municipio o demarcación territorial del Distrito Federal, y población indígena en los sistemas que disponga la Secretaría y en los padrones de beneficiarias y beneficiarios que correspondan;

III. Fomentar la igualdad entre mujeres y hombres en el diseño y la ejecución de programas en los que, aun cuando no estén dirigidos a mitigar o solventar desigualdades de género, se puedan identificar de forma diferenciada los beneficios específicos para mujeres y hombres;

IV. Establecer o consolidar en los programas bajo su responsabilidad, las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con igualdad entre mujeres y hombres;

V. Incorporar la perspectiva de género en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas y acciones incorporadas en el Anexo 13 del presente Decreto y para los demás programas federales que correspondan.

Las dependencias y entidades que tengan a su cargo programas para mujeres y la igualdad de género, así como las entidades federativas y municipios que reciban recursos etiquetados incluidos en el Anexo 13 de este Decreto, deberán suscribir los convenios respectivos durante el primer trimestre, así como informar sobre los resultados de los mismos, los publicarán y difundirán para darlos a conocer a la población e informarle, en las lenguas nacionales reconocidas por la Ley General de Derechos Lingüísticos de los Pueblos Indígenas existentes en la entidad federativa, sobre los beneficios y requisitos para acceder a ellos, en los términos de la normativa aplicable.

Para el seguimiento de los recursos destinados a las mujeres y a la igualdad de género, todo programa federal que contenga padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores para resultados, generará información de manera desagregada, al menos por sexo y entidad federativa.

Las dependencias y entidades con presupuesto asignado dentro del Anexo 13, que realicen estudios y generen bases de datos o levantamientos de encuestas, deberán hacer públicos sus resultados en sus portales institucionales con el propósito de poder realizar evaluaciones y análisis posteriores. Las dependencias y entidades responsables de la coordinación de los programas contenidos en el Anexo 13 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría, y en el Sistema de Evaluación de Desempeño en los términos y plazos establecidos en las disposiciones respectivas, sobre los aspectos presupuestarios de los programas y los resultados alcanzados en materia de mujeres e igualdad de género, medidos a través de los indicadores y sus metas contenidos en la matriz respectiva. Asimismo, se detallarán los aspectos por cada programa presupuestario, contenido en el Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

La Secretaría presentará en los Informes Trimestrales los avances financieros y programáticos que le envíe el Instituto Nacional de las Mujeres con base en la información que a éste le proporcionen las dependencias y entidades responsables de los programas a través del sistema indicado en el párrafo anterior.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda. Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para cumplir con el Programa y las acciones derivadas del Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y en la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

Los resultados de los montos autorizados en los programas y actividades contenidas en el Anexo 13 de este Decreto se detallarán en un anexo específico dentro de la Cuenta Pública del ejercicio fiscal 2016.

La Comisión Federal de Mejora Regulatoria en conjunción con el Instituto Nacional de las Mujeres revisará las reglas de operación de los programas del Anexo 13 a fin de garantizar el cumplimiento de los objetivos de la Política Nacional para la Igualdad entre Mujeres y Hombres, en los términos de las disposiciones aplicables.

Una vez publicado el Presupuesto de Egresos en el Diario Oficial de la Federación, el Instituto Nacional de las Mujeres comunicará a cada dependencia y entidad con presupuesto asignado, los montos detallados por programa presupuestario y unidad responsable correspondientes al Anexo 13 del presente Decreto, informando de ello a la Cámara de Diputados.

Las menciones realizadas en el presente Decreto respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente, y

VI. El Ejecutivo Federal, por conducto del Instituto Mexicano de la Juventud y con el apoyo de la Secretaría, dará seguimiento a los recursos destinados a la atención de los jóvenes entre los 12 y 29 años de edad, así como de las

acciones que garanticen las condiciones necesarias para su desarrollo integral, con base en los mecanismos específicos correspondientes.

Las dependencias y entidades responsables de los programas incluidos en el Anexo 17 de este Decreto, procurarán que en el diseño y ejecución de sus programas y en sus reglas de operación se considere específicamente la atención a los jóvenes, tomando en consideración sus características y necesidades, así como generar la información estadística desagregada para el grupo de edad referido en el párrafo anterior.

Asimismo, dichas dependencias y entidades deberán informar trimestralmente al Instituto Mexicano de la Juventud, a la Secretaría y a la Comisión de Juventud de la Cámara de Diputados, sobre los recursos ejercidos y las acciones, servicios y/o apoyos realizados, en beneficio de personas jóvenes, de conformidad con la Ley del Instituto Mexicano de la Juventud y demás disposiciones aplicables.

CAPÍTULO V

Del desarrollo integral de los pueblos y comunidades indígenas

Artículo 25. El ejercicio de las erogaciones para el desarrollo integral de los pueblos y comunidades indígenas a que se refiere el Anexo 10 del presente Decreto, se dirigirá al cumplimiento de las obligaciones que señala el artículo 2o, apartado B, fracciones I a IX, de la Constitución Política de los Estados Unidos Mexicanos.

Para tal efecto, de conformidad con los artículos 42, fracción VII, y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las dependencias y entidades, al ejecutar dichas erogaciones y emitir reglas de operación, se ajustarán a lo siguiente:

I. Las disposiciones para la operación de los programas que la Administración Pública Federal desarrolle en la materia considerarán la participación que, en su caso, tenga la Comisión Nacional para el Desarrollo de los Pueblos Indígenas, contando con la intervención que corresponda a su Consejo Consultivo, y la Comisión para el Diálogo con los Pueblos Indígenas de México, para facilitar el acceso de los pueblos y comunidades indígenas a sus beneficios;

II. En la ejecución de los programas se considerará la participación de los pueblos y comunidades indígenas, con base en su cultura y formas de organización tradicionales;

III. Para los municipios indígenas comprendidos entre los 200 más pobres del país, los proyectos de inversión del Programa de Infraestructura Indígena, se podrán financiar en su totalidad con recursos federales o de manera concurrente. Asimismo, se procurará atender su pleno acceso y la satisfacción de sus necesidades tales como electricidad, agua, drenaje, educación, salud, vivienda y de infraestructura para la producción, almacenamiento y distribución de alimentos;

IV. El Ejecutivo Federal, por sí o a través de sus dependencias y entidades, podrá celebrar convenios de coordinación con los gobiernos de las entidades federativas, así como formalizar convenios de concertación de acciones con las comunidades indígenas, para proveer la mejor observancia de las previsiones del presente artículo;

V. Las reglas de operación de los programas operados por las dependencias y entidades que atiendan a la población indígena, deberán contener disposiciones que faciliten su acceso a los programas y procurarán reducir los trámites y requisitos existentes;

VI. Se dará preferencia en los programas de infraestructura a la conclusión de obras iniciadas en ejercicios anteriores, así como a las obras de mantenimiento y reconstrucción.

La Comisión de Asuntos Indígenas de la Cámara de Diputados integrará a más tardar el 16 de febrero, un Grupo de Trabajo encargado de dar seguimiento y evaluar el ejercicio del presupuesto comprendido en el Anexo 10 Erogaciones para el Desarrollo Integral de los Pueblos y Comunidades Indígenas del presente Decreto, y

VII. Se buscará la inclusión financiera de las comunidades indígenas mediante programas de la banca de desarrollo y, en su caso, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero.

CAPÍTULO VI

De la inversión pública

Artículo 26. En el presente ejercicio fiscal, en términos de los artículos 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 18 de la Ley General de Deuda Pública, se podrán comprometer nuevos proyectos de

infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 6, inciso A de este Decreto, correspondientes a la Comisión Federal de Electricidad.

El monto autorizado a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 6, inciso B de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo VII de este Presupuesto de Egresos.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 6, inciso C de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 6, inciso D de este Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 6, inciso E de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 6, inciso F de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo VII de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo VII de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

Artículo 27. Los proyectos aprobados en este Presupuesto de Egresos que no cuenten con registro en la cartera de inversión, se sujetarán a lo siguiente:

I. Las entidades federativas, previa acreditación de que cuentan con la liberación del derecho de vía, así como las autorizaciones que garanticen la ejecución inmediata del proyecto, podrán presentar dichos proyectos ante el órgano o la dependencia competente según el sector, quien los remitirá a la Secretaría en un plazo máximo de 15 días hábiles, a fin de tramitar su registro en la cartera de programas y proyectos de inversión.

En caso de que se requiera subsanar uno o varios de los requisitos señalados en el artículo 34 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, dicho órgano o dependencia deberá notificar a la entidad federativa solicitante, a más tardar dentro de los 10 días hábiles siguientes a la presentación de la solicitud.

En todo caso se considerará como fecha de entrega la recepción por el órgano o dependencia primeramente mencionados, siempre y cuando la solicitud reúna los requisitos señalados o, en su caso, haya sido completada;

II. La Secretaría estará obligada a dar respuesta a las solicitudes que se le remitan dentro de un plazo no mayor a 20 días hábiles, comunicando la asignación del número del registro o las razones técnicas por las cuales no es procedente el mismo o, en su caso, solicite se precise la información;

III. Una vez que dicho proyecto cuente con registro en la cartera de programas y proyectos de inversión, se podrán realizar los trámites conducentes para efectos de la suscripción del convenio de reasignación correspondiente en términos de las disposiciones aplicables, y

IV. Los recursos reasignados a la entidad federativa estarán sujetos al cumplimiento de la normatividad federal aplicable en materia de obras públicas y servicios relacionados con las mismas, y en las demás disposiciones aplicables.

CAPÍTULO VII

De la evaluación del desempeño

Artículo 28. La evaluación de los programas presupuestarios a cargo de las dependencias y entidades, derivados del sistema de planeación democrática del desarrollo nacional, se sujetará a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a los lineamientos emitidos por la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, y a las demás disposiciones aplicables, y se llevará a cabo en los términos del Programa Anual de Evaluación, que emitan, de manera conjunta, dichas instituciones.

Las dependencias y entidades responsables de los programas, deberán observar lo siguiente:

I. Actualizar las matrices de indicadores para resultados de los programas presupuestarios.

Los programas que determine la Secretaría tendrán una matriz de indicadores para resultados, en la cual estarán contenidos los objetivos, indicadores y metas de los mismos, así como su vinculación con los objetivos derivados de los programas sectoriales y metas derivadas del Plan Nacional de Desarrollo 2013-2018. Para la actualización de las matrices, se deberá considerar, al menos lo siguiente:

a) Los avances y resultados obtenidos del monitoreo que se haga respecto del cumplimiento de las metas de los programas presupuestarios y de aquellas contenidas en los programas derivados del Plan Nacional de Desarrollo 2013-2018;

b) Las evaluaciones y otros ejercicios de análisis realizados conforme al programa anual de evaluación;

c) Las disposiciones emitidas en las Reglas de Operación para los programas presupuestarios sujetos a las mismas, y

d) Los criterios y recomendaciones que en su caso emitan la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables.

Las metas de los indicadores de los programas presupuestarios, incluyendo las que correspondan a indicadores de los programas derivados del Plan Nacional de Desarrollo 2013 - 2018, deberán ser registradas en las Matrices de Indicadores para Resultados a más tardar el último día hábil de febrero de 2016 en los términos que para tal efecto establezca la Secretaría.

Las matrices de indicadores para resultados deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales de equidad de género, juventud, discapacidad, y etnicidad.

Las dependencias y entidades deberán incorporar las recomendaciones de mejora a sus matrices de indicadores para resultados y hacerlas públicas en su página de Internet.

La Secretaría reportará en los Informes Trimestrales el avance en las metas de los indicadores registrados de los programas presupuestarios que conforman el gasto programable previsto en los ramos administrativos y generales y en las entidades sujetas a control presupuestario directo, y que cuentan con una Matriz de Indicadores para Resultados, considerando la periodicidad de medición de dichos indicadores.

Las dependencias y entidades que tengan a su cargo programas con beneficiarios, deberán relacionarlos a un listado o padrón. A más tardar el 31 de enero, las dependencias y entidades deberán remitir a la Función Pública una relación de esos programas y señalar para cada uno de ellos los casos en los que por razón de su naturaleza, tipo de beneficiarios, zonas geográficas atendidas, normatividad aplicable o cualquier otro criterio, éstos resulten excluyentes respecto a otros programas federales.

Las dependencias y entidades llevarán a cabo las confrontas de los padrones o listados de los programas a su cargo con el propósito de identificar, si las hubiere, las concurrencias y/o duplicidades de beneficiarios o derechohabientes y señalar si, en su caso, existe improcedencia legal de la concurrencia o duplicidad de los registros. La Función Pública podrá realizar la confronta de los padrones o listas de beneficiarios para identificar concurrencias y/o duplicidades entre programas de distintas dependencias y entidades.

Las dependencias y entidades deberán informar los resultados de la identificación de las concurrencias y/o duplicidades, así como de las acciones de depuración de los padrones de beneficiarios de sus programas a la Secretaría, y a la Función Pública a más tardar el 15 de noviembre, conforme al procedimiento que establezca el Manual de Operación del Sistema Integral de Información de Padrones de Programas Gubernamentales. Dicha información será publicada por las dependencias, entidades y la Función Pública en sus respectivas páginas de Internet.

Los resultados de los procesos de depuración, mejora o actualización de los padrones o listados serán tomados en cuenta por las dependencias y entidades para adecuar las reglas de operación de los programas correspondientes;

II. El seguimiento a los avances en las metas de los indicadores se reportará en los sistemas que disponga la Secretaría, y se utilizará en las evaluaciones que se realicen;

III. La evaluación externa se realizará de acuerdo con lo establecido en el programa anual de evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho programa, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán entregar los resultados de las evaluaciones de tipo complementarias a las que haga referencia el programa anual de evaluación y los Lineamientos generales para la evaluación de los programas federales de la Administración Pública Federal, a más tardar 30 días posteriores a su realización, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán continuar y, en su caso, concluir con lo establecido en los programas anuales de evaluación de años anteriores, así como ejecutar lo relacionado con las evaluaciones para 2016;

IV. Elaborar un programa de trabajo para dar seguimiento a los principales resultados de las evaluaciones con que cuenten e integrar los aspectos que sean susceptibles de mejora en el diseño de las políticas públicas y de los programas correspondientes.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el sistema de evaluación del desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente al ejercicio fiscal 2015 y, en su caso, a ejercicios fiscales anteriores, se tomará en cuenta como parte de un proceso gradual y progresivo, durante 2016 y para los procesos presupuestarios subsecuentes;

V. Cubrir el costo de las evaluaciones de las políticas o los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas en los términos de las disposiciones aplicables. Asimismo, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa, objetiva, imparcial, transparente e independiente, al interior de cada dependencia y entidad, se deberá realizar por una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

El total de las erogaciones que se lleven a cabo para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

VI. Publicar y dar transparencia a las evaluaciones, en los términos de las disposiciones aplicables.

Las dependencias y entidades deberán reportar el avance en el cumplimiento de las metas de los programas establecidas en las matrices de indicadores para resultados de cada programa, los resultados de las evaluaciones y el grado de cumplimiento de los aspectos que sean susceptibles de mejora derivados de las mismas, en los Informes Trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría y del Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Dicha información será publicada en las respectivas páginas de Internet de las dependencias y entidades.

Por su parte, la Secretaría integrará la información relativa al avance de cumplimiento de metas, a los resultados de las evaluaciones y al seguimiento a los aspectos que sean susceptibles de mejora. Asimismo, las dependencias y entidades publicarán dicha información en su página de Internet y la integrarán a los informes correspondientes en términos de las disposiciones aplicables.

La Secretaría deberá publicar trimestralmente en Internet los avances en el cumplimiento de los aspectos que sean susceptibles de mejora que se deriven de las evaluaciones externas contempladas en los programas anuales de evaluación. Para tal efecto, el Consejo Nacional para la Evaluación de la Política de Desarrollo Social remitirá a la Secretaría la información derivada de las evaluaciones que haya coordinado, dentro de los 15 días naturales siguientes al término del trimestre que se informa, en la forma que para tal efecto determine la Secretaría.

La Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los modelos de términos de referencia y demás elementos particulares que se requieran para las evaluaciones y coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

VII. La Cámara de Diputados, a través de las comisiones legislativas, la Auditoría y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrán acceso a la información relativa a la matriz de indicadores para resultados de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será pública y estará disponible en las respectivas páginas de Internet de las entidades o dependencias correspondientes.

La Secretaría definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente la operación de las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;

VIII. La Secretaría podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, 49 de la Ley de Coordinación Fiscal y 80 de la Ley General de Contabilidad Gubernamental;

IX. Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría;

X. Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño;

XI. Publicar en los portales de Internet de cada dependencia o entidad, para dar transparencia, a todas las evaluaciones, estudios y encuestas, que con cargo a recursos fiscales hagan las dependencias y entidades, aun cuando no sean parte del programa anual de evaluación, y

XII. Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, a más tardar a los 20 días naturales posteriores al término del segundo trimestre de 2016, deberán enviar, en los términos que establezca la Secretaría y mediante el sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, informes definitivos sobre el ejercicio, destino, resultados y, en su caso, reintegros, de los recursos federales que les fueron transferidos durante 2015. Lo anterior, sin perjuicio de la información que deben reportar al finalizar cada trimestre de 2016.

La Secretaría deberá incluir en el segundo Informe Trimestral la información definitiva anual a que hace referencia el párrafo anterior.

Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal serán responsables de la información de su competencia que se entregue a la Secretaría, incluyendo su veracidad y calidad.

TÍTULO CUARTO

DE LA OPERACIÓN DE LOS PROGRAMAS

CAPÍTULO I

Disposiciones Generales

Artículo 29. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 25 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación. Para tal efecto, se deberá observar lo siguiente:

I. Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:

a) Deberán ser simples, precisas y de fácil acceso para los beneficiarios;

b) Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo; los gobiernos municipales deberán llevar un registro de beneficiarios y realizar el seguimiento para verificar la efectividad y coadyuvar en la evaluación de las acciones;

c) Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

d) Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

e) Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

f) Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos;

g) Se asegurará la transparencia en la distribución, aplicación y comprobación de recursos;

h) Se promoverán los principios de igualdad, no discriminación, interés superior de la niñez, inclusión de las personas con discapacidad, integridad, integración familiar, igualdad de género, libre determinación de las comunidades indígenas, protección al medio ambiente, protección a la vida, salud e integridad de las personas, según corresponda, así como transparencia y acceso a la información, y eficiencia y eficacia de los recursos públicos, y

i) Se promoverá el establecimiento de una estructura informática que permita homologar la información proveniente de los datos de los beneficiarios de los Programas;

II. La Cámara de Diputados, a través de la comisión ordinaria que en razón de su competencia corresponda, emitirá opinión sobre las reglas de operación publicadas por el Ejecutivo Federal en los términos del artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Dicha opinión deberá fundarse y motivarse conforme a los criterios a que se refiere el último párrafo de dicho artículo.

En caso de que las comisiones ordinarias de la Cámara de Diputados no emitan su opinión a más tardar el 31 de marzo, se entenderá como opinión favorable.

El Ejecutivo Federal, por conducto de la dependencia a cargo del programa sujeto a reglas de operación correspondiente, dará respuesta a la Cámara de Diputados en un plazo que no excederá de 30 días naturales posteriores a la recepción de la opinión respectiva, realizando las adecuaciones que procedan, y

III. Las dependencias y entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

a) La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa".

Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas, por parte de las dependencias y entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfieran a las entidades federativas, municipios y las demarcaciones territoriales del Distrito Federal, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realiza con los recursos federales aprobados en este Presupuesto y restringirse a lo establecido en el artículo 17 de este Decreto;

b) En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y, en ningún caso, se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo;

c) Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas, y

d) Las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas, y los medios de contacto de las unidades responsables de los mismos deberán estar disponibles en las páginas de Internet de las dependencias y entidades.

De igual manera, queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales.

Artículo 30. Las dependencias y entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

I. Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

II. Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente y las entidades federativas decidan suscribir convenios de coordinación en términos de la Ley de Planeación, éstos deberán celebrarse a más tardar en el mes de febrero, en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales, previa opinión de los Comités de Planeación para el Desarrollo o su equivalente, y dentro del marco del Convenio de Coordinación respectivo, decidirán a qué orden de gobierno corresponde la ejecución de los programas de acuerdo a la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos, y

III. Brindar asesoría a los municipios para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación.

Artículo 31. Las dependencias y entidades que tengan a su cargo programas presupuestarios considerados por el Consejo Nacional de Evaluación de la Política de Desarrollo Social como programas o acciones federales de desarrollo social deberán enviar a la Secretaría, en los términos y plazos que esta disponga, información sobre su población potencial, población objetivo y población atendida, misma que hará pública en su portal de Internet.

CAPÍTULO II

De los criterios específicos para la operación de los programas

Artículo 32. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, de adultos mayores, de personas con discapacidad, de rezago y de marginación, de acuerdo con los criterios de resultados que defina el Consejo Nacional de Población y a las evaluaciones del Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los programas que resulte aplicable y la Declaratoria de Zonas de Atención Prioritaria formulada por la Cámara de Diputados, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; la inclusión de las personas con discapacidad; y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas.

Para estos fines, el Ramo Administrativo 20 Desarrollo Social considera los programas establecidos en el Anexo 25 para dicho ramo.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas se impulsará el trabajo corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo y la inclusión de las personas con discapacidad.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la Federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo, deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.

A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades.

Cuando la Secretaría, la Función Pública o la Secretaría de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno de las entidades federativas, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

Por lo que se refiere al Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., la Secretaría de Desarrollo Social hará del conocimiento público los nombres de los proveedores de leche de Liconsa, S.A. de C.V., en términos de la legislación en materia de transparencia y acceso a la información pública gubernamental.

Artículo 33. Las reglas de operación de PROSPERA Programa de Inclusión Social para el ejercicio fiscal 2016, deberán considerar lo siguiente:

I. Su objeto será articular y coordinar la oferta institucional de programas y acciones de política social, incluyendo aquellas relacionadas con el fomento productivo, generación de ingresos, bienestar económico, inclusión financiera y

laboral, educación, alimentación y salud, dirigida a la población que se encuentre en situación de pobreza extrema, bajo esquemas de corresponsabilidad;

II. Los criterios para la inclusión de localidades en el medio rural y urbano. Las entidades federativas, en atención a los recursos de las mismas destinados a los componentes de salud y educación, podrán opinar, a través de los comités técnicos estatales, sobre dichos criterios, debiendo la Secretaría de Desarrollo Social, dar respuesta a dichas opiniones, en su caso, en un plazo no mayor de 30 días.

A más tardar el último día hábil del mes de febrero de 2016, la Secretaría de Desarrollo Social informará a la Cámara de Diputados, la cobertura de atención de familias beneficiarias.

La Coordinación Nacional del programa entregará a la Cámara de Diputados, el padrón de beneficiarios, el cual deberá permitir su identificación y para ello deberá contener, cuando menos, los nombres de quienes sean atendidos por el programa, así como su localidad, municipio y entidad federativa de residencia, en los términos de la legislación en materia de transparencia y acceso a la información pública gubernamental y demás normatividad aplicable. Los integrantes de la Cámara de Diputados serán responsables de su uso y deberán observar en lo conducente, en términos de ley, la protección de los datos personales. La Coordinación Nacional del programa deberá actualizarlo semestralmente;

III. La metodología de focalización para la identificación, inclusión y recertificación de las familias en el programa será única para todo el país, pudiendo diferenciar entre zonas rurales y urbanas. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

IV. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación. Este programa no deberá duplicar apoyos y debe limitarse a atender a la población en pobreza en los términos de la Ley General de Desarrollo Social;

V. Orientar los esfuerzos con la Coordinación Nacional de Becas de Educación Superior para dar continuidad al padrón de jóvenes con becas de educación superior;

VI. Las acciones de mejora que permitan fortalecer su funcionamiento;

VII. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los suplementos alimenticios; los criterios para certificar la asistencia a estos servicios de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad;

VIII. Los criterios para certificar el cumplimiento de las obligaciones a cargo de los beneficiarios;

IX. La definición de responsabilidades de cada una de las dependencias involucradas en el programa para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud, como en el de educación y la entrega de los apoyos a nivel central y en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y a planteles educativos, debidamente registrada, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de los respectivos apoyos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

X. Los criterios de recertificación para las familias y los criterios y mecanismos para la verificación permanente de las condiciones socioeconómicas de las familias beneficiarias, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

XI. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad, promoviendo la inclusión financiera de la población objetivo;

XII. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicarlos, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo de evitar duplicidad;

XIII. En su caso, las propuestas que hubiesen sido presentadas y aprobadas por el Comité Técnico de la Coordinación Nacional, y

XIV. Se podrán otorgar apoyos a los adultos mayores que formen parte de hogares beneficiarios, incluyendo las condiciones, los montos, procedimientos y la corresponsabilidad en salud adecuada a su condición.

El presupuesto de PROSPERA Programa de Inclusión Social se distribuye conforme a lo señalado en el Anexo 27 de este Decreto. Los recursos de PROSPERA Programa de Inclusión Social no podrán ser transferidos a otros programas. Podrán realizarse traspasos no regularizables en las asignaciones del programa entre las secretarías de Desarrollo Social, de Educación Pública y de Salud, en los términos de las disposiciones aplicables. De lo anterior, se informará trimestralmente a la Cámara de Diputados.

El presupuesto para el componente de salud se ejercerá con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, pudiendo ser ajustada, sin rebasar el presupuesto regularizable del programa, en función de los servicios efectivamente prestados y la calidad provista en los mismos y será entregado a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-PROSPERA y del IMSS-Régimen Ordinario u otros que puedan resultar necesarios para cumplir con los objetivos del programa.

Las secretarías de Desarrollo Social, de Educación Pública y de Salud presentarán a la Cámara de Diputados a más tardar en abril de 2016, un informe sobre la contratación del proveedor encargado de entregar los apoyos a los beneficiarios en donde no exista infraestructura para realizar el pago directo a través de transferencia electrónica.

Artículo 34. Los programas de garantías, de reducción de costo de financiamiento, de capital de riesgo y cualquier otro esquema que promueva el acceso al financiamiento que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser implementados exclusivamente por conducto de la banca de desarrollo, de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero y/o de fideicomisos públicos de fomento del Gobierno Federal. Dichas dependencias y entidades podrán establecer convenios de colaboración con las agencias de desarrollo de los gobiernos de las entidades federativas, para la implementación de los programas.

La Secretaría tendrá en todo momento acceso a la base de datos única de los beneficiarios de los programas correspondientes establecida por la Agencia de Servicios a la Comercialización y Desarrollo de Mercados Agropecuarios (ASERCA).

Asimismo, a fin de evitar duplicidades de beneficiarios y operaciones, ASERCA deberá dar pleno acceso, vía remota y en tiempo real, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los Fideicomisos Instituidos en Relación con la Agricultura (FIRA) y a AGROASEMEX, a la referida base de datos para realizar las consultas correspondientes.

Se entenderá que los beneficiarios incluidos en la base de datos única de esquemas de manejo de riesgos en el sector agropecuario serán elegibles para recibir los mismos apoyos a coberturas e incentivos a la comercialización que los beneficiarios dados de alta por ASERCA en la misma, observando las disposiciones aplicables a dichos esquemas y aquellas destinadas a evitar duplicidad de subsidios.

El total de los recursos presupuestarios de ASERCA que se encuentren destinados a apoyos a coberturas y esquemas de administración de riesgos, también podrán ser solicitados y otorgados a través de las ventanillas de FIRA, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, y AGROASEMEX, debiéndose ejercer en el orden en el que sean tramitadas las solicitudes correspondientes.

De los recursos aprobados en este presupuesto para el programa del Fondo Nacional Emprendedor se destinará al menos el 25 por ciento a través del Fideicomiso México Emprende a programas de garantía operados por la banca de desarrollo, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto, siempre que exista disponibilidad presupuestaria.

Adicionalmente, hasta el 10 por ciento de los recursos aprobados en este Presupuesto para el programa del Fondo Nacional Emprendedor, se destinará a programas que otorguen créditos subordinados operados por las instituciones señaladas en el primer párrafo de este artículo, a través del Fideicomiso México Emprende, siempre que exista disponibilidad presupuestaria.

De los recursos aprobados en este presupuesto para el Programa de Productividad y Competitividad Agroalimentaria, en sus componentes Acceso al Financiamiento en Apoyo a la Agricultura, Pesca y Pecuario, Productividad Agroalimentaria y Desarrollo Productivo Sur Sureste, a cargo de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, al menos el 45 por ciento, 15 por ciento y 20 por ciento, respectivamente, se destinarán a promover el acceso al financiamiento en el sector rural en condiciones más competitivas, y se transferirán a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto.

Artículo 35. En el Anexo 11 de este Decreto se prevé la asignación de recursos para fortalecer el patrimonio de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, del Fondo de Capitalización e Inversión del Sector Rural (FOCIR) y del Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios (FEGA).

Artículo 36. El Programa Especial Concurrente para el Desarrollo Rural Sustentable se sujetará a los siguientes lineamientos para la distribución del gasto aprobado en este Presupuesto:

I. Deberá abarcar políticas públicas orientadas a incrementar la producción, la productividad y la competitividad agroalimentaria y pesquera del país, a la generación del empleo rural y para las actividades pesqueras y acuícolas, a promover en la población campesina y de la pesca el bienestar, así como su incorporación al desarrollo nacional, dando prioridad a las zonas de alta y muy alta marginación y a poblaciones indígenas.

El presupuesto para el campo procurará fomentar el abasto de alimentos y productos básicos y estratégicos a la población, promoviendo su acceso a los grupos sociales menos favorecidos y dando prioridad a la producción nacional, a que se refiere el artículo 178 de la Ley de Desarrollo Rural Sustentable.

El presupuesto dirigido al campo deberá tener las siguientes características:

a) Que permita la complementariedad de acciones con las demás dependencias y entidades;

b) Que permita el desarrollo de proyectos productivos por etapas;

c) Que se oriente prioritariamente hacia las pequeñas unidades de producción y al apoyo de los pequeños productores;

d) Que procuren la progresividad en el otorgamiento de los incentivos, en particular en los componentes de PROAGRO y PROGAN Productivo, y

e) En materia de concurrencia, el porcentaje o monto que corresponda aportar a las entidades federativas, podrá ser establecido por las dependencias considerando su condición socioeconómica.

II. Los ramos administrativos que participan en el Programa Especial Concurrente para el Desarrollo Rural Sustentable continuarán con el sistema de rendición de cuentas sobre el destino de los recursos fiscales de los programas concurrentes, el cual incorpora los siguientes elementos: región geográfica, entidad federativa, municipio y localidad, actividad productiva, eslabón de la cadena de valor, concepto de apoyo, monto fiscal y fecha de otorgamiento, y la estratificación correspondiente;

III. Establecer como prioridades, entre otras, las siguientes:

a) Incrementar la productividad, la inocuidad y el ingreso de los productores, apoyar en el combate a la pobreza, contribuyendo con la agricultura de autoconsumo a las familias pobres que habitan principalmente en las zonas rurales, en un marco de sustentabilidad, generación de oportunidades y que contribuya a la seguridad alimentaria;

b) Se procurará que los recursos destinados a competitividad, se orienten principalmente a las pequeñas unidades de producción, que se dedican a las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable y otros productos básicos y estratégicos.

Dichos recursos se direccionarán una vez que se cuente con la estratificación de zonas y regiones productivas del país dando prioridad a las pequeñas unidades de producción;

c) Apoyar a los productores para que apliquen las innovaciones y desarrollos tecnológicos disponibles y fortalezcan su vinculación con los centros de investigación, así como la transferencia de tecnología del país, mediante servicios de extensionismo que aseguren la incorporación del pequeño productor a las innovaciones tecnológicas que redunden en la mejora de la productividad;

d) Ampliar la oferta de bienes y servicios públicos, particularmente en materia de infraestructura, investigación y desarrollo, capacitación, extensionismo rural e información;

e) Contribuir a adaptar las actividades agropecuarias, acuícolas y pesqueras mediante acciones para prevenir, mitigar y atender los impactos del fenómeno del cambio climático, así como la oportuna prevención, administración y atención a riesgos climáticos, sanitarios y de mercado, considerando los potenciales productivos de cada región;

f) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente al aprovechamiento responsable del agua y la tierra, y

g) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente a los recursos genéticos;

IV. Coadyuvar al impulso de los mercados y a perfeccionar la información disponible para el sector;

V. Propiciar la competitividad de las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable, así como estrategias especiales para otros sistemas producto de alto impacto social;

VI. Coadyuvar al impulso de la producción primaria, de los productos básicos y estratégicos señalados en la Ley de Desarrollo Rural Sustentable, entre otros, para el aprovisionamiento de insumos básicos y apoyo a paquetes tecnológicos;

VII. Apoyar a las entidades federativas con recursos presupuestarios para la ejecución de proyectos productivos y/o estratégicos de impacto estatal o regional, de acuerdo a las prioridades y planteamientos que defina el Consejo Estatal para el Desarrollo Rural Sustentable, conforme a lo siguiente:

a) Depositarlos en los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), en los términos de los convenios de coordinación y las reglas de operación. Las ministraciones que se acuerden no rebasen al periodo marzo a septiembre, en el entendido de que una vez depositada la primera aportación, para que el Gobierno Federal pueda depositar la segunda y subsecuentes, los Fideicomisos de Fomento Agropecuario del Estado (FOFAE) deben haber ejercido y pagado al menos el 70 por ciento de las aportaciones.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá reportar trimestralmente en su página de Internet, el avance de los recursos ejercidos y pagados por los fideicomisos antes mencionados, así como los saldos de los mismos.

Las entidades federativas podrán solicitar a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, adecuaciones entre programas de ejecución a cargo de éstas, siempre y cuando se hayan cumplido las metas establecidas en los convenios respectivos, y permitan un mejor cumplimiento de los objetivos y metas de los programas en su conjunto, en el marco de las disposiciones aplicables;

b) Que las entidades federativas sean las responsables de la oportuna ejecución de los recursos, administrados por los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), constituidos de manera paritaria para este fin. Los apoyos se entregarán a los beneficiarios de acuerdo a la disponibilidad de los recursos del fondo independientemente de su origen mediante el pago electrónico a los beneficiarios;

c) El porcentaje máximo de apoyo sea de hasta el 50 por ciento del costo total del proyecto, con excepción de los apoyos dirigidos a productores de bajos ingresos preferentemente en zonas y localidades de alta y muy alta marginación que serán conforme se establezca en las reglas de operación. En ambos casos el trámite se hará gratuito y sin costo alguno para los beneficiarios;

d) En el caso de los subsidios a energéticos como energía eléctrica, diésel marino y gasolina ribereña, se beneficiará preferentemente a los productores de bajos recursos ubicados en zonas de alta y muy alta marginación de acuerdo a lo señalado en la Ley de Desarrollo Rural Sustentable. Asimismo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá integrar un listado de beneficiarios, y

e) Implementar acciones y programas de reconversión orientados al desarrollo de mercados regionales, que permitan la reducción de costos, mediante mejoras en las prácticas para la producción y en su caso mediante incentivos orientados a este propósito;

VIII. Impulsar la producción y productividad en el sector mediante el fomento de proyectos integrales que consideren la tecnificación del riego y el uso de insumos (semillas, fertilizantes, biofertilizantes y prácticas agrícolas sustentables, entre otros);

IX. Promover el desarrollo regional mediante el sistema nacional de agroparques que vinculen a los productores con las cadenas de valor y propicien la generación de economías de escala, incrementen la productividad y competitividad, así como un desarrollo equilibrado en las regiones norte, centro y sur-sureste del país;

X. Los recursos destinados a fortalecer el medio ambiente buscarán que se beneficie prioritariamente a los territorios ejidales, comunales y privados de los pequeños productores;

XI. Se fortalecerán las obras de tecnificación de riego para aumentar la producción y productividad, dando prioridad a las pequeñas unidades de producción;

XII. Las autoridades fiscales pondrán a disposición de las dependencias y entidades encargadas del otorgamiento de subsidios y estímulos, herramientas tecnológicas que permitan la consulta sobre el cumplimiento de la obligación contenida dentro del artículo 32-D del Código Fiscal de la Federación. En las Reglas de Operación de los Programas Federales del Ramo 08 de Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, se deberá establecer que la consulta referida, la hará directamente ésta última dependencia y no el beneficiario;

XIII. Para el caso del Programa de Productividad Rural, el componente de desarrollo comercial de la agricultura familiar, será destinado prioritariamente para apoyar a mujeres y personas de la tercera edad en condición de pobreza alimentaria, que se dediquen o pretendan dedicarse a la producción de alimentos, y

XIV. Los incentivos al proceso de comercialización de los productos agropecuarios y pesqueros, buscarán impulsar el desarrollo de las regiones del país en donde la infraestructura para el acopio y agregación de valor es deficiente e insuficiente; asimismo, privilegiará a la población objetivo de más bajos recursos, con base en el fortalecimiento de su organización y capacitación, a través de un programa específico de apoyo a pequeños productores que instrumentará la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

Artículo 37. La ejecución y operación del Sistema de Protección Social en Salud deberá sujetarse a lo dispuesto por la Ley General de Salud, a las disposiciones reglamentarias de dicha Ley, así como a las disposiciones de carácter general o lineamientos que emitan la Secretaría de Salud o la Comisión Nacional de Protección Social en Salud.

A. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, llevará a cabo lo siguiente:

I. Difundir criterios públicos y objetivos para la definición de la población sujeta a la afiliación en el medio rural y urbano, prioritariamente a madres embarazadas y niños recién nacidos;

II. Dar a conocer semestralmente, en los términos de la legislación en materia de transparencia y acceso a la información pública gubernamental, la relación de municipios en los que opera el Sistema de Protección Social en Salud y el número de personas beneficiarias, en cada una de ellas por entidad federativa, así como el monto de las cuotas familiares, la cuota social y las aportaciones solidarias federal y estatal, por entidad federativa;

III. Publicar semestralmente en su página de Internet las obras e inversiones realizadas con los recursos del Fondo de Previsión Presupuestal, a que se refiere el artículo 77 bis 18 de la Ley General de Salud, y

IV. Emitir disposiciones generales o lineamientos sobre:

a) El destino de los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal, conforme a las siguientes bases:

i. Hasta el 40 por ciento, por concepto de remuneraciones del personal ya contratado directamente involucrado en la prestación de servicios de atención a los afiliados al Sistema;

ii. Hasta el 30 por ciento, por concepto de adquisición de medicamentos, material de curación y otros insumos necesarios para la prestación de servicios a los afiliados al Sistema;

iii. Al menos el 20 por ciento, para acciones de promoción, prevención y detección oportuna de enfermedades que estén contenidas en el Catálogo Universal de Servicios de Salud (CAUSES), y

iv. Hasta el 6 por ciento, para el gasto operativo y para el pago de personal administrativo del Régimen Estatal de Protección Social en Salud correspondiente a cada entidad federativa.

Sólo en casos plenamente justificados o excepcionales, la composición de dichos porcentajes se podrá modificar, siempre que las características de afiliación, financieras y de servicios de salud estatales lo ameriten, en el entendido de que dichas modificaciones deberán acreditarse y ser aprobadas por la Secretaría de Salud por conducto de la Comisión Nacional de Protección Social de Salud, y

b) El destino de los recursos federales que se transfieran a las entidades federativas para el fortalecimiento de la infraestructura médica.

B. Las entidades federativas deberán remitir la información que determine la Comisión Nacional de Protección Social en Salud, de conformidad con las disposiciones generales que para tal efecto emita.

Los anexos I, II, III y IV del Acuerdo de Coordinación a que se refiere el artículo 77 bis 6 de la Ley General de Salud, deberán firmarse, en su caso, en el primer trimestre del año fiscal. Al momento de su firma a la Comisión Nacional de Protección en Salud y las entidades federativas, les corresponderá su publicación en sus respectivas

páginas de Internet. Tratándose de los anexos II, III y IV, deberán ser publicados en el Diario Oficial de la Federación, a través de la Secretaría de Salud.

Las disposiciones consideradas en la fracción IV de este artículo deberán formar parte del anexo IV de dicho Acuerdo de Coordinación.

El Consejo Nacional de Evaluación de la Política de Desarrollo Social normará la evaluación del Sistema de Protección Social en Salud, de conformidad con lo establecido en la Ley General de Desarrollo Social.

Artículo 38. La Comisión Nacional de Cultura Física y Deporte, podrá otorgar subsidios a las asociaciones deportivas nacionales y demás instituciones y organismos públicos, siempre y cuando cumplan con la Ley General de Cultura Física y Deporte y su Reglamento, con el Programa Nacional de Cultura Física y Deporte y con las reglas de operación de dicha Comisión.

Artículo 39. La Secretaría de Educación Pública será responsable de emitir las reglas de operación de los programas sujetos a las mismas, de acuerdo a lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

I. Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

II. Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a la Cámara de Diputados, y

III. En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

La Secretaría de Educación Pública, antes del 31 de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, respecto a los programas a que se refiere este artículo, con la excepción de los que estén sujetos a los calendarios escolares específicos.

De los recursos aprobados en este Presupuesto para el Programa de la Reforma Educativa, se destinará un 15 por ciento para proveer bebederos con suministro continuo de agua potable para uso humano en los inmuebles escolares, de conformidad con los artículos 7 y 11 de la Ley General de la Infraestructura Física Educativa.

Artículo 40. Los programas destinados a educación media superior y superior, sujetos a reglas de operación, deberán contener las siguientes disposiciones:

I. La Secretaría de Educación Pública al diseñar los programas deberá enviar a la Cámara de Diputados un informe sobre cómo dichos programas disminuirán los rezagos de cobertura y absorción en educación media superior y superior en las diversas regiones del país;

II. Las entidades federativas deberán enviar, de manera trimestral, informes tanto a la Cámara de Diputados, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

III. Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados como a la Secretaría de Educación Pública, y

IV. Las instituciones públicas federales y estatales de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la legislación en materia de transparencia y acceso a la información pública gubernamental y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información actualizada con periodicidad trimestral.

La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de manera trimestral.

TÍTULO QUINTO

OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 41. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza, y 2 por ciento a la supervisión y gasto de operación.

Artículo 42. Los programas de la Secretaría de Educación Pública, destinados a fomentar la expansión de la oferta educativa de los niveles Media Superior y Superior, establecerán mecanismos que permitan disminuir el rezago en el índice de cobertura en aquellas entidades federativas que estén por debajo del promedio nacional.

La Secretaría de Educación Pública deberá informar a la Cámara de Diputados, sobre la estructura de los programas destinados a fomentar la expansión de la oferta educativa a los que hace referencia el párrafo anterior, su distribución y metas de mediano y largo plazo, a más tardar el 31 de marzo.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de nómina del personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de remuneraciones por puesto, responsabilidad laboral y su lugar de ubicación;

III. Desglose del gasto corriente destinado a su operación;

IV. Los estados de situación financiera, analítico, así como el de origen y aplicación de recursos públicos federales, y

V. La información sobre matrícula de inicio y fin de cada ciclo escolar.

De conformidad con la Ley General de Contabilidad Gubernamental, así como con los lineamientos que emita en la materia el Consejo Nacional de Armonización Contable, las universidades e instituciones públicas de educación media superior y superior llevarán el registro y la vigilancia de los activos, pasivos corrientes y contingentes, ingresos, gastos y patrimonio.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar el día 15 de los meses de abril, julio y octubre de 2016 y 15 de enero de 2017. Dicha Secretaría entregará esta información a la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría dentro de los 10 días hábiles posteriores a que aquélla la reciba.

Artículo 43. Las sanciones económicas que, en su caso, aplique el Instituto Nacional Electoral derivado del régimen disciplinario de los partidos políticos durante 2016, serán concentradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y los Centros Públicos de Investigación y deberán destinarse a

actividades sustantivas y proyectos científicos; dichos recursos no podrán ejercerse en servicios personales y su ejercicio y destino deberá reportarse en los Informes Trimestrales.

Artículo 44. El Ejecutivo Federal, por conducto de la Secretaría, con la participación que corresponda al Consejo Nacional de Armonización Contable, establecerá los términos y condiciones para la distribución del fondo previsto en este Presupuesto de Egresos, para el otorgamiento de subsidios a las entidades federativas y a los municipios para la capacitación y profesionalización de las unidades administrativas competentes en materia de contabilidad gubernamental, así como para la modernización de tecnologías de la información y comunicaciones que permitan el cumplimiento de la armonización contable de los tres órdenes de gobierno conforme a lo dispuesto en la Ley General de Contabilidad Gubernamental.

Las disposiciones a que se refiere el párrafo anterior deberán ser publicadas en el Diario Oficial de la Federación, a más tardar dentro del primer trimestre del año.

El Consejo Nacional de Armonización Contable, a más tardar el último día hábil de octubre, deberá publicar en su página de Internet un reporte especial sobre la aplicación de los recursos del fondo a que hace referencia el presente artículo; así como publicar durante el último trimestre del año:

I. El monto de los subsidios otorgados a cada una de las entidades federativas y municipios;

II. El tipo y alcances de los subsidios federales otorgados, y

III. Los avances y resultados reportados por las entidades federativas y municipios.

TRANSITORIOS

Primero. El presente Decreto entrará en vigor el primero de enero del año 2016.

Segundo. Las disposiciones administrativas emitidas con base en lo dispuesto en los Decretos de Presupuesto de Egresos de la Federación de ejercicios fiscales anteriores, que se encuentren vigentes hasta antes de la entrada en vigor del presente Decreto, continuarán aplicándose en lo que no se opongan a éste, hasta en tanto no se emitan nuevas disposiciones administrativas que las reformen o abroguen.

Tercero. Se faculta al Ejecutivo Federal, a través de la Secretaría, para que emita las autorizaciones que correspondan, a efecto de realizar las adecuaciones o los traspasos de recursos humanos, financieros y materiales, incluyendo bienes muebles e inmuebles, que sean necesarios como consecuencia de reformas jurídicas que tengan por objeto la creación o modificación, de cualquier dependencia, entidad o ente autónomo, reportando las mismas en los Informes Trimestrales.

Cuarto. Las dependencias, incluyendo sus órganos administrativos desconcentrados, y las entidades deberán reducir sus estructuras organizacionales relacionadas con las áreas y funciones de planeación, evaluación y vinculación; oficialía mayor; comunicación social; asuntos internacionales, y órgano interno de control, a más tardar el último día hábil de marzo, de conformidad con las disposiciones que para tal efecto emitan la Secretaría y la Función Pública.

En el mismo plazo establecido en el párrafo anterior, dichos ejecutores de gasto deberán tramitar o, en su caso, realizar las reformas a los reglamentos interiores, decretos de creación o estatutos orgánicos, según corresponda, que sean necesarias para dar cumplimiento a lo dispuesto en el párrafo anterior.

Quinto. Los recursos del Ramo Administrativo 12 Salud y del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, correspondientes a la Subfunción Protección Social en Salud, destinados a la prestación de servicios de salud a la persona, deberán ser considerados en la integración de la aportación solidaria por parte del Gobierno Federal a la que hace referencia el artículo 77 bis 13, fracción II, de la Ley General de Salud.

Sexto. Los recursos del Fondo de Aportaciones para la Educación Tecnológica y de Adultos correspondientes a las entidades federativas que no hayan suscrito los convenios a los que hace referencia el artículo 42 de la Ley de Coordinación Fiscal deberán ser transferidos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios al Ramo 11 Educación, a fin de que a través de éste se transfieran para esos mismos fines a dichas entidades federativas. Lo anterior, hasta en tanto sean suscritos los convenios de coordinación respectivos.

Séptimo. Los ingresos que obtengan las Secretarías de la Defensa Nacional y de Marina, el Instituto de Administración y Avalúos de Bienes Nacionales, el Instituto de Diagnóstico y Referencia Epidemiológicos y los

Hospitales Federales de Referencia centralizados a la Secretaría de Salud que presten servicios médicos a la población abierta, así como los que obtengan los órganos desconcentrados de la Secretaría de Educación Pública encargados de la preservación del patrimonio cultural de la Nación, de la conservación y difusión del acervo cultural histórico y de la producción artística y difusión de las artes, se podrán destinar a sus finalidades y programas institucionales atendiendo a la política de gasto y a las disposiciones presupuestarias aplicables.

Octavo. En el Anexo 20 de este Presupuesto de Egresos se incluye la cantidad de $500,000,000.00, para el Fondo del Sur-Sureste, el cual tendrá por objeto el otorgamiento de subsidios para sufragar total o parcialmente el costo de la elaboración de estudios, programas y/o proyectos de inversión en infraestructura y equipamiento para el desarrollo de las entidades federativas que conforman dicha región. El ejercicio de los recursos de dicho Fondo estará sujeto a los lineamientos que para tal efecto emita la Secretaría, a más tardar el último día hábil de enero.

Las entidades federativas serán responsables de la integración y veracidad de la información contenida en los expedientes técnicos que presenten a la Secretaría para la solicitud de los recursos correspondientes, así como de la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones que corresponden a las instancias federales en materia de fiscalización.

Noveno. En el Anexo 20 de este Presupuesto se incluye la cantidad de $1,600,000,000.00, para la constitución del Fondo para Fronteras, el cual tendrá por objeto el otorgamiento de subsidios que se destinarán a coadyuvar a abatir la pobreza, a través de una estrategia de inclusión y bienestar social, así como a contribuir al desarrollo económico a través del otorgamiento de apoyos a proyectos que fomenten la creación, consolidación y competitividad de las micro, pequeñas y medianas empresas, en las entidades federativas en cuyo territorio se encuentren las líneas divisorias internacionales del norte y sur del país.

Dichos recursos se encuentran aprobados en el Ramo General 23 Provisiones Salariales y Económicas, y serán transferidos a las secretarías de Desarrollo Social y Economía. La distribución por entidad federativa será convenida por las dependencias antes referidas.

El ejercicio de los recursos de dicho Fondo estará sujeto a los lineamientos que para tal efecto emita la Secretaría, dentro del primer trimestre del ejercicio fiscal.

Décimo. Los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal a los que se refiere el Anexo 22 del presente Decreto podrán destinarse a la implementación del Sistema de Justicia Penal en las entidades federativas, conforme a los ejes estratégicos del Sistema Nacional de Seguridad Pública, definidos por el Consejo Nacional de Seguridad Pública, y las demás disposiciones jurídicas aplicables, en términos de lo previsto en la Ley de Coordinación Fiscal.

Décimo Primero. Las reasignaciones contenidas en el Ramo General 23 Provisiones Salariales y Económicas y aprobadas por la Cámara de Diputados, podrán ser ejercidas a través de otros ramos, siempre y cuando los traspasos se realicen conforme a los propósitos de cada uno de los programas y proyectos autorizados y se observen las disposiciones aplicables.

Décimo Segundo. Los programas y proyectos de inversión a los que hace referencia el séptimo párrafo del artículo 1o. de la Ley de Ingresos de la Federación para el ejercicio fiscal de 2016, están contenidos en el Tomo VIII del presente Presupuesto de Egresos de la Federación y se deberán presentar en los Informes trimestrales al Congreso de la Unión, conforme al artículo 107 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Décimo Tercero. La Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados dará seguimiento a los plazos y compromisos de información establecidos en este Presupuesto de Egresos, presentará un reporte bimestral al Pleno y al término de la LXIII Legislatura un balance de su cumplimiento.

Décimo Cuarto. Las dependencias y entidades competentes deberán destinar de manera oportuna, transparente y equitativa los recursos públicos que tengan autorizados o los que sean reasignados en los programas que incluyan

acciones afirmativas, ajustes razonables y medidas de nivelación, a fortalecer los derechos de las personas con discapacidad, a la inclusión y el desarrollo de las mismas.

Las dependencias y entidades, en coordinación con la Secretaría de Desarrollo Social, revisarán sus respectivos programas, con el objeto de incluir en aquellos que corresponda, acciones que promuevan la inclusión de las personas con discapacidad.

Las dependencias y entidades entregarán un reporte a la Secretaría de Desarrollo Social, la cual integrará un informe que enviará a las comisiones de Desarrollo Social y de Atención a Grupos Vulnerables de la Cámara de Diputados, a más tardar el último día hábil de octubre para su seguimiento.

ANEXO 1. GASTO NETO TOTAL (pesos)

A: RAMOS AUTÓNOMOS			**99,214,603,346**
Gasto Programable			
	01	Poder Legislativo	14,101,599,051
		Cámara de Senadores	4,421,972,587
		Cámara de Diputados	7,559,432,185
		Auditoría Superior de la Federación	2,120,194,279
	03	Poder Judicial	63,616,316,565
		Suprema Corte de Justicia de la Nación	5,087,491,930
		Consejo de la Judicatura Federal	55,872,115,835
		Tribunal Electoral del Poder Judicial de la Federación	2,656,708,800
	22	Instituto Nacional Electoral	15,473,834,466
	35	Comisión Nacional de los Derechos Humanos	1,546,934,935
	41	Comisión Federal de Competencia Económica	478,057,464
	42	Instituto Nacional para la Evaluación de la Educación	1,060,000,000
	43	Instituto Federal de Telecomunicaciones	2,000,000,000
	44	Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales	937,860,865
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA			
		Instituto Nacional de Estadística y Geografía	7,723,519,682
RAMO: 32 TRIBUNAL FEDERAL DE JUSTICIA FISCAL Y ADMINISTRATIVA			
		Tribunal Federal de Justicia Fiscal y Administrativa	2,447,483,112
B: RAMOS ADMINISTRATIVOS			**1,116,787,966,784**
Gasto Programable			
	02	Oficina de la Presidencia de la República	1,922,652,864
	04	Gobernación	67,472,539,816
	05	Relaciones Exteriores	7,841,504,845
	06	Hacienda y Crédito Público	28,502,492,275
	07	Defensa Nacional	72,250,719,526
	08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	84,827,278,656
	09	Comunicaciones y Transportes	105,217,734,544
	10	Economía	14,746,088,863
	11	Educación Pública	302,986,555,681
	12	Salud	132,216,881,794
	13	Marina	27,401,156,874
	14	Trabajo y Previsión Social	4,374,882,581
	15	Desarrollo Agrario, Territorial y Urbano	25,613,444,548
	16	Medio Ambiente y Recursos Naturales	55,770,254,828
	17	Procuraduría General de la República	16,468,566,951
	18	Energía	2,807,979,137
	20	Desarrollo Social [1/]	109,371,909,018
	21	Turismo	5,211,444,461

	27	Función Pública	1,296,984,800
	31	Tribunales Agrarios	881,065,063
	37	Consejería Jurídica del Ejecutivo Federal	117,459,310
	38	Consejo Nacional de Ciencia y Tecnología	34,010,260,421
	45	Comisión Reguladora de Energía	369,999,989
	46	Comisión Nacional de Hidrocarburos	319,999,985
	47	Entidades no Sectorizadas	14,788,109,954
C: RAMOS GENERALES			**2,434,535,205,392**
Gasto Programable			
	19	Aportaciones a Seguridad Social	553,686,745,568
	23	Provisiones Salariales y Económicas	141,663,256,143
	25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	50,173,812,770
	33	Aportaciones Federales para Entidades Federativas y Municipios	616,286,725,526
Gasto No Programable			
	24	Deuda Pública	357,362,260,206
	28	Participaciones a Entidades Federativas y Municipios	678,747,304,379
	29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
	30	Adeudos de Ejercicios Fiscales Anteriores	16,048,600,000
	34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	20,566,500,800
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO			**774,237,136,929**
Gasto Programable			
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado [2/]	229,916,102,139
	GYR	Instituto Mexicano del Seguro Social	544,321,034,790
E: EMPRESAS PRODUCTIVAS DEL ESTADO			**862,179,904,363**
Gasto Programable			
	TYY	Petróleos Mexicanos (Consolidado)	478,282,000,000
	TVV	Comisión Federal de Electricidad	299,454,215,190
Gasto No Programable			
		Costo Financiero, que se distribuye para erogaciones de:	84,443,689,173
	TYY	Petróleos Mexicanos (Consolidado)	69,278,089,167
	TVV	Comisión Federal de Electricidad	15,165,600,006
Neteo: Resta de: a) aportaciones ISSSTE; y, b) subsidios, transferencias y apoyos fiscales a las entidades de control directo y empresas productivas del Estado.			**533,251,819,608**
GASTO NETO TOTAL			**4,763,874,000,000**

[1/] Se encuentran previstos recursos por 2,809,372,503 pesos correspondientes al Instituto Nacional de la Economía Social (INAES) en el Ramo Administrativo 20 – Desarrollo Social, que serán ejercidos por el Ramo Administrativo 10 – Economía hasta en tanto se formalice que dicho Instituto sea coordinado por la Secretaría de Desarrollo Social.

[2/] Incluye recursos para la creación de 3,000 plazas de la Rama Médica, Paramédica y Grupos Afines, las cuales se destinarán únicamente a fortalecer los servicios de salud que se prestan a los derechohabientes del ISSSTE.

ANEXO 2. GASTO CORRIENTE ESTRUCTURAL (pesos) */

Gasto Corriente Estructural	**2,128,553,076,142**

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

ANEXO 3. GASTOS OBLIGATORIOS (millones de pesos) */

Previsiones para Gastos Obligatorios	**3,415,155.8**

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

ANEXO 4. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)

	MONTO
INFRAESTRUCTURA HIDRÁULICA	**3,913.0**
Túnel Emisor Oriente (TEO)	3,913.0
INFRAESTRUCTURA TURÍSTICA	**656.0**
CIP Costa del Pacífico	656.0
TOTAL	**4,569.0**

ANEXO 5. COMPROMISOS PLURIANUALES (millones de pesos)

	MONTO
Dependencias y Entidades (Recursos Fiscales)	87,583.31
Entidades de Control Directo	22,943.17
Empresas Productivas del Estado	248,493.09

ANEXO 5.A. PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA (millones de pesos)

PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA	ENTIDAD FEDERATIVA	MONTO TOTAL DE INVERSIÓN 1/	MONTO 2016 2/
PROYECTOS NUEVOS		**11,476.6**	**3,928.1**
SECRETARÍA DE COMUNICACIONES Y TRANSPORTES		**4,707.5**	**1,238.2**
Libramiento de la Carretera La Galarza-Amatitlanes	Puebla	818.3	520.5
Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Querétaro - San Luís Potosí)	Guanajuato, Querétaro y San Luis Potosí	1,858.0	323.3
Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Coatzacoalcos - Villahermosa)	Tabasco y Veracruz	2,031.2	394.4
INSTITUTO MEXICANO DEL SEGURO SOCIAL		**6,067.6**	**2,521.6**
Construcción del Hospital Regional (HGR) de 260 Camas en el Municipio de García, Nuevo León	Nuevo León	1,813.3	738.6
Construcción del Hospital General de Zona (HGZ) de 180 camas en la localidad de Tapachula, en el estado de Chiapas	Chiapas	1,356.1	562.5
Construcción del Hospital General de Zona de 144 camas, en Bahía de Banderas, Nayarit	Nayarit	1,143.1	508.8
Construcción del Hospital General Regional de 260 camas en Tepotzotlán, Estado de México	Estado de México	1,755.1	711.7
INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO		**701.4**	**168.3**
Sustitución del Hospital General Dr. Daniel Gurría Urgell en Villahermosa, Tabasco	Tabasco	701.4	168.3
PROYECTOS AUTORIZADOS EN EJERCICIOS ANTERIORES		**2,109.7**	**781.8**
INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO		**2,109.7**	**781.8**
Construcción y operación del nuevo Hospital General Dr. Gonzalo Castañeda, D.F.	Distrito Federal	1,507.1	492.6
Construcción de una nueva Clínica Hospital en Mérida, Yucatán	Yucatán	602.6	289.2
TOTAL		**13,586.2**	**4,709.9**

1/ Monto estimado en gasto de inversión del sector privado en infraestructura
2/ Inversión estimada prevista por el sector privado para el 2016

ANEXO 6. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

6.A. Monto autorizado para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	54,660,902,400	0	54,660,902,400

6.B. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	531,300,231,911	222,471,942,479	753,772,174,390

6.C. Monto autorizado para proyectos aprobados para ejercicios fiscales anteriores y para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	585,961,134,311	222,471,942,479	808,433,076,790

6.D. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	404,267,221,101	318,653,420,376	233,790,007,998

6.E. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	163,970,290,243	129,026,763,465	96,055,092,938

6.F. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	17,377,988,063	6,251,407,677	23,629,395,740

ANEXO 7. PREVISIONES SALARIALES Y ECONÓMICAS (pesos)

		Incremento a las percepciones */	Creación de plazas	Otras medidas de carácter económico, laboral y contingente */	Total
		I	II	III	
Ramos Administrativos					
02	Oficina de la Presidencia de la República	16,493,828		3,184,860	19,678,688
04	Gobernación	691,152,298		203,196,457	894,348,755
05	Relaciones Exteriores	27,589,473		8,387,464	35,976,937
06	Hacienda y Crédito Público	337,001,983		97,855,657	434,857,640
07	Defensa Nacional	884,285,715			884,285,715
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	160,009,585		56,287,445	216,297,030
09	Comunicaciones y Transportes	144,024,025		78,352,521	222,376,546
10	Economía	56,676,480		22,354,487	79,030,967
11	Educación Pública	1,891,242,982		1,569,785,327	3,461,028,309
12	Salud	507,810,227	347,456,870	150,684,800	1,005,951,897
13	Marina	231,838,892		190,068,430	421,907,322
14	Trabajo y Previsión Social	44,699,260		18,326,463	63,025,723
15	Desarrollo Agrario, Territorial y Urbano	39,311,985		18,578,781	57,890,766
16	Medio Ambiente y Recursos Naturales	153,821,540		83,456,227	237,277,767
17	Procuraduría General de la República	267,374,230		24,782,588	292,156,818
18	Energía	23,311,772		3,253,877	26,565,649
20	Desarrollo Social	49,696,285		20,769,418	70,465,703
21	Turismo	21,511,668		6,631,181	28,142,849
27	Función Pública	27,259,902		4,052,055	31,311,957
31	Tribunales Agrarios	15,367,402		5,219,264	20,586,666
37	Consejería Jurídica del Ejecutivo Federal	2,904,980		224,223	3,129,203

38	Consejo Nacional de Ciencia y Tecnología	93,304,112	250,000,000	38,834,418	382,138,530
45	Comisión Reguladora de Energía	5,617,808		410,328	6,028,136
46	Comisión Nacional de Hidrocarburos	5,254,440		256,800	5,511,240
47	Entidades no Sectorizadas	31,942,983		9,119,094	41,062,077
Ramos Generales					
23	Provisiones Salariales y Económicas	5,729,503,855	500,000,000	2,614,072,165	8,843,576,020

*/ Los recursos a que se refieren estos rubros en los Ramos Administrativos, para efectos de control presupuestario y eficiencia del gasto, se encuentran previstos en el Ramo General 23 Provisiones Salariales y Económicas.

ANEXO 8. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

	MONTO
Costo financiero de la deuda del Gobierno Federal incluido en el Ramo General 24 Deuda Pública	357,362,260,206
Costo financiero de la deuda de las empresas incluidas en el Anexo 1.E de este Decreto	84,443,689,173
Erogaciones incluidas en el Ramo General 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el Ramo General 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	20,566,500,800
Obligaciones incurridas a través de los programas de apoyo a deudores	5,653,800,800
Obligaciones surgidas de los programas de apoyo a ahorradores	14,912,700,000
Total	**462,372,450,179**

ANEXO 9. MONTOS MÁXIMOS DE ADJUDICACIÓN MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, ESTABLECIDOS EN MILES DE PESOS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO:

Adquisiciones, Arrendamientos y Servicios			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		Monto máximo total de cada operación que podrá adjudicarse directamente	Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades
	15,000	174	598
15,000	30,000	199	861
30,000	50,000	224	1,122
50,000	100,000	250	1,384
100,000	150,000	274	1,650
150,000	250,000	312	1,993
250,000	350,000	337	2,243
350,000	450,000	362	2,381
450,000	600,000	387	2,641
600,000	750,000	398	2,779
750,000	1,000,000	437	3,040
1,000,000		460	3,177

Obras Públicas y Servicios Relacionados con las Mismas				
Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas	Monto máximo total de cada obra pública que podrá	Monto máximo total de cada servicio relacionado	Monto máximo total de cada obra pública que podrá	Monto máximo total de cada servicio relacionado con

		adjudicarse directamente	con obra pública que podrá adjudicarse directamente	adjudicarse mediante invitación a cuando menos tres personas	obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades
	15,000	278	137	2,476	1,923
15,000	30,000	344	174	2,747	2,061
30,000	50,000	413	207	3,162	2,476
50,000	100,000	479	238	3,850	2,883
100,000	150,000	551	278	4,535	3,435
150,000	250,000	621	311	5,224	4,121
250,000	350,000	757	377	6,052	4,535
350,000	450,000	823	413	6,597	4,934
450,000	600,000	965	479	7,842	5,909
600,000	750,000	1,101	551	8,930	6,738
750,000	1,000,000	1,231	621	10,031	7,557
1,000,000		1,308	688	11,261	8,515

Nota.- Los anteriores montos se establecen sin perjuicio de los umbrales derivados de los tratados de libre comercio suscritos por México, por lo que las contrataciones por montos superiores a dichos umbrales deberán licitarse, salvo que las mismas se incluyan en la reserva correspondiente, o se cumpla con algún supuesto de excepción a la licitación pública prevista en dichos tratados.

ANEXO 10. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS (pesos)

Ramo	Denominación	Monto
Total		**85,260,364,975**
04 Gobernación		**28,790,099**
	Conducción de la política interior	28,790,099
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**4,097,789,327**
	Programa de Productividad Rural	1,140,404,590
	Programa de Fomento a la Agricultura	2,080,000,000
	Programa de Apoyos a Pequeños Productores	877,384,737
09 Comunicaciones y Transportes		**6,565,159,795**
	Proyectos de construcción de carreteras alimentadoras y caminos rurales	3,549,629,280
	Conservación de infraestructura de caminos rurales y carreteras alimentadoras	2,295,210,017
	Estudios y proyectos de construcción de caminos rurales y carreteras alimentadoras	48,894,499
	Programa de Empleo Temporal (PET)	671,425,998
10 Economía		**23,870,142**
	Programa nacional de financiamiento al microempresario y a la mujer rural	23,870,142
11 Educación Pública		**9,884,320,290**
	Educación para Adultos (INEA)	110,063,742
	Educación Inicial y Básica Comunitaria	494,704,789
	Normar los servicios educativos	77,346,039
	Diseño de la Política Educativa	14,729,227
	Educación y cultura indígena	87,839,378
	PROSPERA Programa de Inclusión Social	7,977,068,990
	Programa Nacional de Becas	699,341,999
	Programa para la Inclusión y la Equidad Educativa	299,881,162
	Fortalecimiento de la Calidad Educativa	123,344,965
12 Salud		**5,020,953,122**

Rectoría en Salud	9,800,000
Prevención y control de enfermedades	32,159,867
Salud materna, sexual y reproductiva	18,310,538
PROSPERA Programa de Inclusión Social	964,405,284
Fortalecimiento a la atención médica	326,315,196
Seguro Popular	3,669,962,237
15 Desarrollo Agrario, Territorial y Urbano	**2,242,307,612**
Programa de Infraestructura	689,407,744
Programa de Apoyo a la Vivienda	1,552,899,868
16 Medio Ambiente y Recursos Naturales	**3,250,954,408**
Estudios de preinversión	1,509,745
Rehabilitación y Modernización de Presas y Estructuras de Cabeza	57,590,000
Infraestructura para la Protección de Centros de Población y Áreas Productivas	185,199,180
Infraestructura para la modernización y rehabilitación de riego y temporal tecnificado	472,019,968
Planeación, Dirección y Evaluación Ambiental	560,053
Programa de Conservación para el Desarrollo Sostenible	49,327,932
Programa de Empleo Temporal (PET)	85,039,151
Programa de Agua potable, Alcantarillado y Saneamiento	399,635,230
Programa de Apoyo a la Infraestructura Hidroagrícola	386,633,149
Apoyos para el Desarrollo Forestal Sustentable	1,605,376,888
Programa hacia la igualdad y la sustentabilidad ambiental	8,063,111
19 Aportaciones a Seguridad Social	**3,393,972,510**
Programa IMSS-PROSPERA	3,393,972,510
20 Desarrollo Social	**28,642,480,753**
Programa de Fomento a la Economía Social	165,415,883
Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	36,943,612
Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)	973,339,104
Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	226,055,325
Programa 3 x 1 para Migrantes	37,157,685
Programa de Coinversión Social	211,824,268
Programa de Empleo Temporal (PET)	236,274,977
PROSPERA Programa de Inclusión Social	13,531,259,771
Programa de estancias infantiles para apoyar a madres trabajadoras	232,980,350
Pensión para Adultos Mayores	12,991,229,779
33 Aportaciones Federales para Entidades Federativas y Municipios	**10,160,140,194**
FAIS Municipal y de las Demarcaciones Territoriales del Distrito Federal	8,202,801,338
FAM Asistencia Social	1,957,338,855
35 Comisión Nacional de los Derechos Humanos	**19,123,274**
Protección de los Derechos Humanos de Indígenas en Reclusión	6,993,222
Promover los Derechos Humanos de los pueblos y las comunidades indígenas	12,130,052
38 Consejo Nacional de Ciencia y Tecnología	**30,000,000**
Apoyos para actividades científicas, tecnológicas y de innovación	30,000,000
47 Entidades no Sectorizadas	**11,900,503,450**
Actividades de apoyo administrativo	210,429,179
Actividades de apoyo a la función pública y buen gobierno	12,517,564
Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas	991,409,892
Programa de Apoyo a la Educación Indígena	1,233,039,675
Programa de Infraestructura Indígena	7,590,673,968
Programa para el Mejoramiento de la Producción y la Productividad Indígena	1,571,857,852
Programa de Derechos Indígenas	290,575,320

ANEXO 11. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Vertiente	Programa PEC / Ramo / Componente / Subcomponente / Rama Productiva	MONTO
	Total	352,842.9
Financiera		3,599.6
	Programa de financiamiento y aseguramiento al medio rural	3,599.6

		Hacienda y Crédito Público			**3,599.6**
			AGROASEMEX		1,668.9
			Banco del Ahorro Nacional y Servicios Financieros SNC (BANSEFI)		38.5
			Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (FND)		1,182.2
			Fideicomisos Instituidos en Relación con la Agricultura (FIRA)		500.0
			Fondo de Capitalización e Inversión del Sector Rural (FOCIR)		210.0
Competitividad					**65,708.4**
	Programa de Comercialización y Desarrollo de Mercados				**12,071.8**
		Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación			**12,071.8**
			Programa de Comercialización y Desarrollo de Mercados		12,071.8
				Incentivos a la Comercialización	11,800.0
				Promoción Comercial y Fomento a las Exportaciones	271.8
	Programa de Fomento a la Inversión y Productividad				**53,636.5**
		Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación			**50,195.9**
			Programa de Concurrencia con las Entidades Federativas		3,271.8
				Concurrencia en Materia Agrícola	1,800.0
				Concurrencia en Materia Pecuaria	1,200.0
				Concurrencia en Materia Pesquera	271.8
			Programa de Fomento a la Agricultura		22,259.6
				Tecnificación del Riego	2,300.0
				Agroproducción	900.0
				PROAGRO Insumos	5,888.6
				Producción Integral	1,700.0
				Innovación Agroalimentaria	3,250.0
				PROAGRO Cultivos Básicos y Estratégicos	6,721.0
				Modernización de Maquinaria y Equipo	1,500.0
			Programa de Fomento a la Productividad Pesquera y Acuícola		1,985.5
				Impulso a la Capitalización	1,895.5
				Innovación y Tecnología Pesquera	90.0
			Programa de Fomento Ganadero		670.0
				Perforación de Pozos Pecuarios	170.0
				Investigación y Transferencia de Tecnología Pecuaria	300.0
				Infraestructura, Maquinaria y Equipo Post Productivo Pecuario	200.0
			Programa de Productividad y Competitividad Agroalimentaria		4,908.5
				Acceso al Financiamiento en Apoyo Pecuario	650.0
				Acceso al Financiamiento en Apoyo a la Agricultura	752.1
				Acceso al Financiamiento en Apoyo a la Pesca	200.0
				Certificación para la Normalización Agroalimentaria	47.3
				Desarrollo Productivo Sur Sureste	1,250.0
				Fortalecimiento a la Cadena Productiva	291.1
				Productividad Agroalimentaria	1,258.0
				Sistema Nacional de Agroparques	460.0

			Programa de Sanidad e Inocuidad Agroalimentaria			4,668.0
				Rastros TIF		400.0
				Sanidades Federalizado		2,278.6
				Programa de Acciones Complementarias para Mejorar las Sanidades		1,989.4
			Programa de Productividad Rural			6,038.0
				Desarrollo de Zonas Áridas (PRODEZA)		900.0
				Fortalecimiento a Organizaciones Rurales		516.0
				Desarrollo Comercial de la Agricultura Familiar		500.0
				Atención a Siniestros Agropecuarios		4,122.0
			Programa de Apoyos a Pequeños Productores			6,160.8
				Arráigate (FORMAR y Jóvenes Emprendedores)		515.9
				Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)		760.0
				Programa de Apoyo a la Productividad de la Mujer Emprendedora (PROMETE)		1,100.0
				Incentivos Productivos		2,384.9
					PROCAFE e Impulso Productivo al Café	730.6
					Programa de Incentivos para Productores de Maíz y Frijol (PIMAF)	1,654.3
				Extensionismo		1,400.0
			Sistema Nacional de Información para el Desarrollo Rural Sustentable			185.2
				Sistema Nacional de Información para el Desarrollo Rural Sustentable (SNIDRUS)		172.5
				Sistema Integral para el Desarrollo Sustentable de la Caña de Azúcar (SIDESCA)		12.7
			Sistema Nacional de Investigación Agrícola			48.5
				Sistema Nacional de Investigación Agrícola		11.5
				Fondo SAGARPA-CONACYT		37.0
		Economía				**331.3**
			Programa de financiamiento al Microempresario, a la Mujer Rural y Fondo Nacional Emprendedor			331.3
		Desarrollo Social				**2,709.4**
			Programa de Fomento a la Economía Social			2,508.2
			Fondo Nacional de Fomento a las Artesanías (FONART)			201.2
		Turismo				**400.0**
			Ecoturismo y Turismo Rural			400.0
Medio Ambiente						**16,222.8**
	Programa de Sustentabilidad de los Recursos Naturales					**16,222.8**
		Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación				**6,837.2**
			Programa de Fomento a la Productividad Pesquera y Acuícola			290.0
				Desarrollo de la Acuacultura		250.0
				Ordenamiento Pesquero y Acuícola		40.0
			Programa de Fomento Ganadero			4,886.2
				PROGAN Productivo		3,986.2
				Repoblamiento y Recría Pecuaria		500.0
				Sustentabilidad Pecuaria		400.0
			Programa de Productividad Rural			1,661.0
				Infraestructura Productiva para el		1,661.0

	Aprovechamiento Sustentable de Suelo y Agua	
	Medio Ambiente y Recursos Naturales	**9,385.6**
	Forestal	7,067.6
	Protección al medio ambiente en el medio rural	2,318.0
	Desarrollo Regional Sustentable	234.9
	PET (Incendios Forestales)	607.4
	PROFEPA	171.9
	Vida Silvestre	1,303.8
Educativa		**36,204.2**
	Programa de Educación e Investigación	**36,204.2**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**5,604.5**
	Colegio de Postgraduados	1,279.9
	Colegio Superior Agropecuario del Estado de Guerrero (CSAEGRO)	100.3
	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP)	1,156.9
	Instituto Nacional de Pesca (INAPESCA)	514.0
	Universidad Autónoma Chapingo	2,553.4
	Educación Pública	**30,599.7**
	Desarrollo de Capacidades Educación	6,073.2
	Educación Agropecuaria	6,361.4
	PROSPERA Educación	17,227.4
	Universidad Autónoma Agraria Antonio Narro	937.7
Laboral		**1,201.3**
	Programa de mejoramiento de condiciones laborales en el medio rural	**1,201.3**
	Trabajo y Previsión Social	**140.0**
	Trabajadores Agrícolas Temporales	140.0
	Desarrollo Social	**1,061.3**
	PET	1,061.3
Social		**100,027.3**
	Programa de atención a la pobreza en el medio rural	**68,043.4**
	Relaciones Exteriores	**75.0**
	Atención a migrantes	75.0
	Entidades no Sectorizadas	**11,900.5**
	Atención a Indígenas (CDI)	11,900.5
	Desarrollo Agrario, Territorial y Urbano	**13,337.1**
	Atención a la población agraria	13,337.1
	Vivienda Rural	3,033.6
	Infraestructura Rural	10,303.5
	Desarrollo Social	**42,730.8**
	Atención a la población agraria	42,730.8
	Jornaleros Agrícolas	239.0
	PROSPERA Desarrollo Social	6,810.2
	Pensión para Adultos Mayores	35,498.4
	Coinversión Social	183.3
	Programa de Derecho a la Alimentación	**31,983.9**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**2,964.3**
	Programa de Fomento a la Productividad Pesquera y Acuícola	60.0
	Fomento al Consumo	60.0
	Programa de Productividad Rural	2,904.3
	Proyecto Estratégico de Seguridad Alimentaria (PESA)	2,904.3
	Desarrollo Social	**29,019.5**
	Programa de Abasto Rural a cargo de DICONSA S.A. de C.V.	2,056.9
	PROSPERA Alimentación	26,962.6
Infraestructura		**70,442.2**
	Programa de infraestructura en el medio rural	**70,442.2**
	Comunicaciones y Transportes	**15,991.8**

	Infraestructura	15,991.8
	Construcción de Caminos Rurales	12,385.0
	Mantenimiento de Caminos Rurales	3,606.8
	Medio Ambiente y Recursos Naturales	**11,683.6**
	IMTA	228.1
	Infraestructura Hidroagrícola	6,946.3
	Programa de perforación y equipamiento de pozos agrícolas en estados afectados con sequía	113.4
	Programas Hidráulicos	4,395.8
	Aportaciones Federales para Entidades Federativas y Municipios	**42,766.9**
	Aportaciones Federales para Entidades Federativas y Municipios	42,766.9
Salud		**48,189.1**
	Programa de atención a las condiciones de salud en el medio rural	**48,189.1**
	Salud	**37,637.8**
	Salud en población rural	37,637.8
	Desarrollo de Capacidades Salud	534.4
	Sistema de Protección Social en Salud (SPSS)	37,103.3
	PROSPERA Salud	5,142.4
	Seguro Médico Siglo XXI	2,016.8
	Seguro Popular	29,944.1
	Aportaciones a Seguridad Social	**10,551.3**
	IMSS-PROSPERA	10,201.3
	Seguridad Social Cañeros	350.0
Agraria		**1,047.7**
	Programa para la atención de aspectos agrarios	**1,047.7**
	Desarrollo Agrario, Territorial y Urbano	**1,047.7**
	Atención de aspectos agrarios	1,047.7
	Archivo General Agrario	184.6
	Conflictos Agrarios y Obligaciones Jurídicas	548.1
	Regularización y Registro de Actos Jurídicos Agrarios	315.0
Administrativa		**10,200.4**
	Gasto Administrativo	**10,200.4**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**7,153.6**
	ASERCA	184.2
	Comité Nacional para el Desarrollo Sustentable de la Caña de Azúcar	13.4
	CONAPESCA	655.0
	CONAZA	68.1
	Dependencia SAGARPA	3,640.6
	FEESA	7.7
	FIRCO	254.9
	INCA RURAL	29.0
	SENASICA (Incluye obra pública de inspección)	2,151.5
	SIAP	107.3
	SNICS	41.8
	Desarrollo Agrario, Territorial y Urbano	**2,165.8**
	Dependencia SEDATU	825.3
	Procuraduría Agraria	933.2
	Registro Agrario Nacional	407.2
	Tribunales Agrarios	**881.1**
	Tribunales Agrarios	881.1

ANEXO 11.1 DISTRIBUCIÓN DE RECURSOS POR ENTIDAD FEDERATIVA (millones de pesos)

Entidad	Concurrencia con Entidades Federativas	Extensionismo	Infraestructura Productiva para el Aprovechamiento Sustentable del Suelo y Agua	PESA	Información Estadística y Estudios (SNIDRUS)	Sanidad e Inocuidad Agroalimentaria
Aguascalientes	43.5	7.9	5.5	0.0	1.2	26.2
Baja California	56.0	10.2	7.1	0.0	1.7	35.5
Baja California Sur	31.2	5.7	3.9	0.0	0.3	32.7
Campeche	50.5	10.4	7.2	42.1	0.5	62.8
Coahuila	109.2	14.0	9.7	0.0	2.0	58.2
Colima	36.3	6.6	4.6	16.2	0.4	29.6
Chiapas	206.9	37.6	26.0	334.7	3.3	125.7
Chihuahua	108.4	19.7	13.6	95.6	3.9	85.9
Distrito Federal	25.6	4.7	3.3	0.0	0.1	4.3
Durango	86.5	15.7	10.9	98.6	2.0	65.6
Guanajuato	144.4	26.3	18.1	9.8	4.1	78.0
Guerrero	132.5	23.9	16.8	489.0	3.0	76.5
Hidalgo	116.1	20.9	14.7	188.4	2.4	59.5
Jalisco	161.4	29.8	20.0	17.2	5.8	125.4
México	142.9	25.7	18.1	102.6	2.2	53.6
Michoacán	147.8	26.9	18.6	94.7	3.4	137.6
Morelos	70.3	12.8	8.8	61.2	0.8	40.9
Nayarit	61.3	12.6	8.7	37.3	1.4	75.2
Nuevo León	59.7	11.8	8.2	0.0	1.4	58.3
Oaxaca	190.2	34.6	23.8	349.7	4.4	55.5
Puebla	148.6	27.0	18.6	187.3	2.2	78.2
Querétaro	66.4	12.1	8.3	16.2	1.3	30.9
Quintana Roo	34.4	7.1	4.9	16.2	0.4	31.7
San Luis Potosí	87.3	15.8	10.9	97.8	1.6	65.6
Sinaloa	140.4	25.4	17.7	0.0	3.2	266.8
Sonora	112.4	25.3	17.5	0.0	2.5	107.3
Tabasco	94.9	17.3	11.9	13.1	0.7	67.2
Tamaulipas	115.2	20.9	14.5	16.2	4.3	95.8
Tlaxcala	48.1	8.8	6.1	33.1	0.5	15.5
Veracruz	233.4	42.4	29.4	178.5	2.7	123.8
Yucatán	83.8	17.3	12.0	12.5	1.7	57.0
Zacatecas	126.0	22.9	15.9	96.3	2.1	51.7
TOTAL	**3,271.8**	**600.0**	**415.3**	**2,604.3**	**67.7**	**2,278.6**

ANEXO 12. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)

Ramo	Unidad Responsable	Recursos Fiscales	Recursos Propios	Monto
TOTAL		**76,055,708,291**	**15,594,343,546**	**91,650,051,837**
Gobernación		**76,979,774**	**-**	**76,979,774**
	Centro Nacional de Prevención de Desastres	76,979,774	-	76,979,774
Relaciones Exteriores		**5,300,000**	**-**	**5,300,000**
	Agencia Mexicana de Cooperación Internacional para el Desarrollo	5,300,000	-	5,300,000
Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**8,870,974,438**	**278,200,000**	**9,149,174,438**
	Coordinación General de Ganadería	900,000,000	-	900,000,000
	Dirección General de Fomento a la Agricultura	980,596,166	-	730,596,166
	Dirección General de Vinculación y Desarrollo Tecnológico	1,348,473,640	-	1,348,473,640
	Universidad Autónoma Chapingo	2,553,400,000	3,600,000	2,392,936,740
	Fideicomiso de Riesgo Compartido	253,828,418	-	253,828,418
	Colegio de Postgraduados	1,279,900,000	12,000,000	1,229,221,490
	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias	1,091,480,035	257,600,000	1,349,080,035
	Instituto Nacional de Pesca	463,296,179	5,000,000	468,296,179

Comunicaciones y Transportes	**255,463,599**	**-**	**255,463,599**
Instituto Mexicano del Transporte	164,995,686	-	164,995,686
Agencia Espacial Mexicana	90,467,913	-	90,467,913
Economía	**1,685,530,854**	**633,727,214**	**2,319,258,068**
Dirección General de Innovación, Servicios y Comercio Interior	1,135,738,730	-	1,135,738,730
Instituto Nacional del Emprendedor	112,247,617	-	112,247,617
Centro Nacional de Metrología	245,440,810	57,762,263	303,203,073
Instituto Mexicano de la Propiedad Industrial	-	152,166,435	152,166,435
Procuraduría Federal del Consumidor	-	4,630,870	4,630,870
Servicio Geológico Mexicano	192,103,697	419,167,646	611,271,343
Educación Pública	**20,920,525,614**	**1,761,417,747**	**22,681,943,361**
Dirección General de Desarrollo de la Gestión e Innovación Educativa	2,284,200	-	2,284,200
Dirección General de Educación Superior Universitaria	1,333,033,412	-	1,333,033,412
Subsecretaría de Educación Media Superior	5,705,150	-	5,705,150
Dirección General de Educación Tecnológica Industrial	1,244,709	-	1,244,709
Universidad Pedagógica Nacional	41,898,372	-	41,898,372
Universidad Autónoma Metropolitana	2,379,341,458	38,320,397	2,417,661,855
Universidad Nacional Autónoma de México	10,440,068,103	769,649,999	11,209,718,102
Instituto Politécnico Nacional [1/]	3,161,487,182	-	3,161,487,182
Instituto Nacional de Antropología e Historia	269,747,245	-	269,747,245
Centro de Enseñanza Técnica Industrial	2,796,471	-	2,796,471
Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional	2,203,483,307	737,991,204	2,941,474,511
Comisión de Operación y Fomento de Actividades Académicas del Instituto Politécnico Nacional	97,182,753	92,249,129	189,431,882
El Colegio de México, A.C.	535,197,235	116,963,134	652,160,369
Tecnológico Nacional de México	253,973,247		253,973,247
Universidad Autónoma Agraria Antonio Narro	193,082,770	6,243,884	199,326,654
Salud	**5,749,466,418**	**722,369,627**	**6,471,836,045**
Comisión Coordinadora de Institutos Nacionales de Salud y Hospitales de Alta Especialidad	1,946,001	-	1,946,001
Dirección General de Calidad y Educación en Salud	2,902,142,952	-	2,902,142,952
Centro Regional de Alta Especialidad de Chiapas	10,948,186	395,763	11,343,949
Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz	119,357,754	17,171,530	136,529,284
Centros de Integración Juvenil, A.C.	21,919,874	379,686	22,299,560
Servicios de Atención Psiquiátrica	650,400	-	650,400
Hospital Juárez de México	187,226,589	200,000	187,426,589
Hospital General "Dr. Manuel Gea González"	75,364,375	2,120,000	77,484,375
Hospital General de México "Dr. Eduardo Liceaga"	135,949,981	36,916,934	172,866,915
Hospital Infantil de México Federico Gómez	157,543,022	13,276,475	170,819,497
Hospital Regional de Alta Especialidad del Bajío	12,345,769	23,753,900	36,099,669
Hospital Regional de Alta Especialidad de Oaxaca	5,908,352	325,000	6,233,352
Hospital Regional de Alta Especialidad de la Península de Yucatán	112,899,870	250,000	113,149,870
Hospital Regional de Alta Especialidad de Ciudad Victoria "Bicentenario 2010"	1,329,148	5,360,950	6,690,098
Hospital Regional de Alta Especialidad de Ixtapaluca	5,371,181	2,030,000	7,401,181
Instituto Nacional de Cancerología	103,763,416	87,757,102	191,520,518
Instituto Nacional de Cardiología Ignacio Chávez	138,225,456	-	138,225,456
Instituto Nacional de Enfermedades Respiratorias Ismael Cosío Villegas	192,218,274	50,898,146	243,116,420
Instituto Nacional de Geriatría	44,401,374	3,290,000	47,691,374
Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán	288,983,491	134,168,830	423,152,321
Instituto Nacional de Medicina Genómica	173,281,807	8,805,928	182,087,735
Instituto Nacional de Neurología y Neurocirugía	100,398,989	27,488,820	127,887,809

	Manuel Velasco Suárez			
	Instituto Nacional de Pediatría	210,000,854	9,476,970	219,477,824
	Instituto Nacional de Perinatología Isidro Espinosa de los Reyes	181,893,924	47,647,651	229,541,575
	Instituto Nacional de Rehabilitación	139,561,614	9,475,844	149,037,458
	Instituto Nacional de Salud Pública	376,047,942	205,455,000	581,502,942
	Laboratorios de Biológicos y Reactivos de México, S.A. de C.V.	-	35,636,436	35,636,436
	Sistema Nacional para el Desarrollo Integral de la Familia	49,785,823	88,662	49,874,485
Marina		**15,000,000**	**-**	**15,000,000**
	Dirección General de Investigación y Desarrollo	15,000,000	-	15,000,000
Medio Ambiente y Recursos Naturales		**446,897,988**	**254,250,000**	**701,147,988**
	Comisión Nacional del Agua	5,280,478	-	5,280,478
	Comisión Nacional Forestal	3,427,679	-	3,427,679
	Instituto Mexicano de Tecnología del Agua	231,061,336	254,250,000	485,311,336
	Instituto Nacional de Ecología y Cambio Climático	207,128,495	-	207,128,495
Procuraduría General de la República		**131,630,527**	**56,000,000**	**187,630,527**
	Instituto Nacional de Ciencias Penales	131,630,527	56,000,000	187,630,527
Energía		**749,837,634**	**7,341,048,003**	**8,090,885,637**
	Instituto de Investigaciones Eléctricas	237,344,540	809,321,587	1,046,666,127
	Instituto Mexicano del Petróleo	-	6,288,169,769	6,288,169,769
	Instituto Nacional de Investigaciones Nucleares	512,493,094	243,556,647	756,049,741
Turismo		**19,121,516**	**-**	**19,121,516**
	Centro de Estudios Superiores de Turismo	19,121,516	-	19,121,516
Provisiones Salariales y Económicas		**3,068,300,000**	**-**	**3,068,300,000**
	Unidad de Política y Control Presupuestario	3,068,300,000	-	3,068,300,000
Consejo Nacional de Ciencia y Tecnología		**34,010,260,421**	**3,919,536,424**	**37,929,796,845**
	Centro de Investigación en Geografía y Geomática, "Ing. Jorge L. Tamayo", A.C.	60,281,655	8,156,599	68,438,254
	Centro de Investigación en Matemáticas, A.C.	180,663,341	27,269,827	207,933,168
	Centro de Investigación en Materiales Avanzados, S.C.	185,765,150	60,587,395	246,352,545
	CIATEC, A.C. "Centro de Innovación Aplicada en Tecnologías Competitivas"	214,283,646	100,000,000	314,283,646
	Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C.	199,439,046	52,260,672	251,699,718
	Centro de Investigación y Desarrollo Tecnológico en Electroquímica, S.C.	167,142,829	45,950,000	213,092,829
	Centro de Investigación y Docencia Económicas, A.C.	484,650,656	40,654,910	525,305,566
	Centro de Investigaciones Biológicas del Noroeste, S.C.	472,027,755	66,401,658	538,429,413
	Centro de Investigación Científica de Yucatán, A.C.	270,693,485	17,548,666	288,242,151
	Centro de Investigaciones en Optica, A.C.	198,632,319	13,157,995	211,790,314
	Centro de Investigación en Química Aplicada	233,028,297	46,281,345	279,309,642
	Centro de Investigaciones y Estudios Superiores en Antropología Social	327,418,727	5,600,649	333,019,376
	Consejo Nacional de Ciencia y Tecnología	27,356,511,708	2,500,000	27,359,011,708
	CIATEQ, A.C. Centro de Tecnología Avanzada	267,765,155	357,289,061	625,054,216
	Corporación Mexicana de Investigación en Materiales, S.A. de C.V.	-	1,090,672,085	1,090,672,085
	El Colegio de la Frontera Norte, A.C.	295,113,395	45,946,512	341,059,907
	El Colegio de la Frontera Sur	337,905,942	63,306,758	401,212,700
	El Colegio de Michoacán, A.C.	146,758,734	4,476,808	151,235,542
	El Colegio de San Luis, A.C.	117,677,497	8,999,500	126,676,997
	Fondo de Información y Documentación para la Industria	-	1,098,470,407	1,098,470,407
	Fondo para el Desarrollo de Recursos Humanos	81,876,489	116,408,287	198,284,776
	Instituto de Ecología, A.C.	283,835,420	66,523,630	350,359,050
	Instituto de Investigaciones "Dr. José María Luis Mora"	289,450,502	11,395,530	300,846,032

	Instituto Nacional de Astrofísica, Optica y Electrónica	368,004,922	50,327,545	418,332,467
	Instituto Potosino de Investigación Científica y Tecnológica, A.C.	152,673,207	103,257,994	255,931,201
	Centro de Ingeniería y Desarrollo Industrial	394,911,380	305,000,000	699,911,380
	Centro de Investigación Científica y de Educación Superior de Ensenada, B.C.	536,281,920	51,230,254	587,512,174
	Centro de Investigación en Alimentación y Desarrollo, A.C.	387,467,244	59,862,337	447,329,581
Instituto Mexicano del Seguro Social		**-**	**594,555,623**	**594,555,623**
	Instituto Mexicano del Seguro Social	-	594,555,623	594,555,623
Instituto de Seguridad Social para los Trabajadores del Estado		**50,419,508**	**33,238,908**	**83,658,416**
	Instituto de Seguridad Social para los Trabajadores del Estado	50,419,508	33,238,908	83,658,416

[1/] Se adicionan 250 millones de pesos para equipamiento del Instituto Politécnico Nacional.

ANEXO 13 EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (pesos)

Ramo	Denominación	MONTO
TOTAL		**25,898,525,508**
01 Poder Legislativo		**18,000,000**
	Actividades derivadas del trabajo legislativo	18,000,000
	H. Cámara de Diputados 1/	14,000,000
	H. Cámara de Senadores	4,000,000
04 Gobernación		**261,557,736**
	Promover la atención y prevención de la violencia contra las mujeres	204,370,290
	Planeación demográfica del país	7,452,000
	Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes	3,340,400
	Programa de Derechos Humanos	37,205,286
	Fomento de la cultura de la participación ciudadana en la prevención del delito	1,504,000
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	7,685,760
05 Relaciones Exteriores		**17,000,000**
	Atención, protección, servicios y asistencia consulares	12,000,000
	Actividades de apoyo administrativo	4,000,000
	Promoción y defensa de los intereses de México en el ámbito multilateral	1,000,000
06 Hacienda y Crédito Público		**4,000,000**
	Actividades de apoyo administrativo	4,000,000
07 Defensa Nacional		**108,000,000**
	Programa de igualdad entre mujeres y hombres SDN	108,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**1,814,740,306**
	Diseño y Aplicación de la Política Agropecuaria	3,868,255
	Programa de Productividad Rural	300,000,000
	Programa de Apoyos a Pequeños Productores	1,510,872,051
09 Comunicaciones y Transportes		**6,283,203**
	Definición, conducción y supervisión de la política de comunicaciones y transportes	6,283,203
10 Economía		**880,766,347**
	Actividades de apoyo administrativo	4,000,000
	Fondo Nacional Emprendedor	650,000,000
	Programa nacional de financiamiento al microempresario y a la mujer rural	226,766,347
11 Educación Pública		**3,987,123,445**
	Servicios de Educación Superior y Posgrado	154,134,167
	Desarrollo Cultural	25,182,077
	Políticas de igualdad de género en el sector educativo	14,549,833
	Programa Nacional de Becas	3,178,328,670

	Programa para la Inclusión y la Equidad Educativa	179,928,697
	Programa para el Desarrollo Profesional Docente	10,000,000
	Fortalecimiento de la Calidad Educativa	75,000,000
	Programa Nacional de Convivencia Escolar	350,000,000
12 Salud		**5,193,240,641**
	Formación y capacitación de recursos humanos para la salud	24,840,815
	Investigación y desarrollo tecnológico en salud	89,729,528
	Atención a la Salud	1,521,806,716
	Prevención y atención contra las adicciones	60,189,463
	Programa de vacunación	328,953,800
	Actividades de apoyo administrativo	1,954,474
	Actividades de apoyo a la función pública y buen gobierno	424,873
	Rectoría en Salud	1,739,512
	Prevención y atención de VIH/SIDA y otras ITS	351,720,293
	Prevención y control de enfermedades	3,000,000
	Salud materna, sexual y reproductiva	2,227,428,512
	Programa de estancias infantiles para apoyar a madres trabajadoras	224,226,130
	Apoyos para la protección de las personas en estado de necesidad	19,058,442
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	338,168,083
13 Marina		**41,759,440**
	Sistema Educativo Naval y programa de becas	1,000,000
	Proyectos de infraestructura social de asistencia y seguridad social	34,759,440
	Actividades de apoyo administrativo	6,000,000
14 Trabajo y Previsión Social		**660,627,543**
	Procuración de justicia laboral	26,500,000
	Ejecución de los programas y acciones de la Política Laboral	20,721,422
	Programa de Apoyo al Empleo (PAE)	613,406,121
15 Desarrollo Agrario, Territorial y Urbano		**3,712,883,386**
	Actividades de apoyo administrativo	2,352,000
	Programa de acceso al financiamiento para soluciones habitacionales	1,458,572,954
	Programa de Infraestructura	1,065,000,819
	Programa de Apoyo a la Vivienda	1,186,957,614
16 Medio Ambiente y Recursos Naturales		**534,107,444**
	Planeación, Dirección y Evaluación Ambiental	634,077
	Programa de Conservación para el Desarrollo Sostenible	81,639,717
	Programa de Empleo Temporal (PET)	226,131,407
	Apoyos para el Desarrollo Forestal Sustentable	215,041,703
	Programa hacia la igualdad y la sustentabilidad ambiental	10,660,540
17 Procuraduría General de la República		**179,641,566**
	Investigar y perseguir los delitos del orden federal	66,533,234
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada	66,179,517
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	4,076,570
	Promoción del Desarrollo Humano y Planeación Institucional	14,461,564
	Actividades de apoyo administrativo	28,390,681
18 Energía		**8,249,760**
	Regulación y supervisión de actividades nucleares y radiológicas	99,760
	Actividades de apoyo administrativo	4,008,270
	Coordinación de la política energética en electricidad	3,991,730
	Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía	150,000
19 Aportaciones a Seguridad Social		**450,000**
	Apoyo Económico a Viudas de Veteranos de la Revolución Mexicana	450,000
20 Desarrollo Social		**6,690,238,847**
	Articulación de políticas públicas integrales de juventud	256,070,013

	Programa de Fomento a la Economía Social	1,035,750,906
	Programa de Coinversión Social	155,536,134
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	303,089,673
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,925,587,176
	Seguro de vida para jefas de familia	1,014,204,946
21 Turismo		**9,566,941**
	Planeación y conducción de la política de turismo	9,566,941
22 Instituto Nacional Electoral		**14,756,594**
	Capacitación y educación para el ejercicio democrático de la ciudadanía	7,000,016
	Dirección, soporte jurídico electoral y apoyo logístico	4,031,578
	Otorgamiento de prerrogativas a partidos políticos, fiscalización de sus recursos y administración de los tiempos del estado en radio y televisión	3,725,000
35 Comisión Nacional de los Derechos Humanos		**32,012,696**
	Promover, divulgar, dar seguimiento, evaluar y monitorear la política nacional en materia de Igualdad entre mujeres y hombres, y atender Asuntos de la mujer	27,197,511
	Actividades de apoyo administrativo	4,815,185
38 Consejo Nacional de Ciencia y Tecnología		**90,000,000**
	Apoyos para actividades científicas, tecnológicas y de innovación	90,000,000
40 Información Nacional Estadística y Geográfica		**167,299,241**
	Producción y difusión de información estadística y geográfica	167,299,241
45 Comisión Reguladora de Energía		**140,000**
	Regulación y permisos de electricidad	70,000
	Regulación y permisos de Hidrocarburos	70,000
47 Entidades no Sectorizadas		**1,466,080,371**
	Atención a Víctimas	7,417,047
	Actividades de apoyo administrativo	11,348,489
	Actividades de apoyo a la función pública y buen gobierno	7,096,222
	Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres	466,797,451
	Fortalecimiento a la Transversalidad de la Perspectiva de Género	323,855,022
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	554,300,000
	Programa de Derechos Indígenas	95,266,140
Instituto Mexicano del Seguro Social 2/		**16,666,652,167**
	Prevención y control de enfermedades	208,723,847
	Servicios de guardería	10,251,062,203
	Atención a la Salud	6,206,866,117
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 2/		**212,176,675**
	Equidad de Género	21,372,030
	Atención a la Salud	190,804,645
Comisión Federal de Electricidad 2/		**5,521,000**
	Operación Red de Fibra Óptica y apoyo tecnológico a los procesos productivos	500,000
	Operación y mantenimiento de las centrales generadoras de energía eléctrica	500,000
	Suministro de energéticos a las centrales generadoras de electricidad	500,000
	Operación y mantenimiento a líneas de transmisión, subestaciones de transformación y red fibra óptica	200,000
	Operación y mantenimiento de los procesos de distribución y de comercialización de energía eléctrica	1,000,000
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	500,000
	Actividades de apoyo administrativo	800,000
	Actividades de apoyo a la función pública y buen gobierno	21,000
	Coordinación de las funciones y recursos para la infraestructura eléctrica	1,000,000
	Planeación y dirección de los procesos productivos	500,000

1/ Incluye recursos por 10 millones de pesos para el desarrollo de proyectos y actividades a cargo de la Comisión de Igualdad de Género y 4.0 millones de pesos para la operación de la Unidad de Igualdad de Género.

2/ El presupuesto no suma en el total, por ser recursos propios.

ANEXO 14. RECURSOS PARA LA ATENCIÓN DE GRUPOS VULNERABLES (pesos)

Ramo	Denominación	MONTO
Total		**54,127,780,931**
04 Gobernación		**154,085,250**
	Consejo Nacional para Prevenir la Discriminación	154,085,250
05 Relaciones Exteriores		**226,108,500**
	Atención, protección, servicios y asistencia consulares	226,108,500
11 Educación Pública		**1,878,815,902**
	Apoyos a centros y organizaciones de educación	10,000,000
	Programa Nacional de Becas	1,222,437,328
	Programa Nacional de Convivencia Escolar	350,000,000
	Programa para la Inclusión y la Equidad Educativa	296,378,573
12 Salud		**6,837,574,581**
	Apoyos para la protección de las personas en estado de necesidad	289,682,464
	Asistencia social y protección del paciente	553,671,834
	Formación y capacitación de recursos humanos para la salud	49,785,823
	Prevención y atención de VIH/SIDA y otras ITS	425,009,028
	Programa de Atención a Personas con Discapacidad	41,759,342
	Programa de Desarrollo Comunitario "Comunidad DIFerente"	126,150,811
	Programa de estancias infantiles para apoyar a madres trabajadoras	224,226,130
	Salud materna, sexual y reproductiva	397,318,774
	Seguro Médico Siglo XXI	2,685,844,078
	Servicios de asistencia social integral	824,717,955
	Instituto Nacional de Rehabilitación Luis Guillermo Ibarra	1,219,408,343
14 Trabajo y Previsión Social		**24,202,720**
	Ejecución de los programas y acciones de la Política Laboral	24,202,720
15 Desarrollo Agrario, Territorial y Urbano		**334,402,196**
	Programa de Apoyo a la Vivienda	334,402,196
20 Desarrollo Social		**44,017,179,841**
	Articulación de las políticas públicas integrales de la juventud	256,070,013
	Pensión para Adultos Mayores	37,986,051,985
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	215,023,475
	Programa de Atención a Jornaleros Agrícolas	289,309,266
	Programa de Coinversión Social	226,104,555
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,584,313,073
	Seguro de vida para jefas de familia	1,082,208,696
	Servicios a grupos con necesidades especiales	321,701,088
	Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad	56,397,690
23 Provisiones Salariales y Económicas		**600,000,000**
	Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad	600,000,000
35 Comisión Nacional de los Derechos Humanos		**35,127,468**
	Atender asuntos relacionados con víctimas del delito	25,344,613
	Atender asuntos relativos a la aplicación del Mecanismo Nacional de Promoción, Protección y Supervisión de la Convención sobre los derechos de las Personas con Discapacidad.	9,782,855
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado		**20,284,473**
	Atención a Personas con Discapacidad	20,284,473

ANEXO 15. ESTRATEGIA NACIONAL PARA LA TRANSICIÓN ENERGÉTICA Y EL APROVECHAMIENTO SUSTENTABLE DE LA ENERGÍA (pesos)

Ramo	Denominación	MONTO
Total		**24,949,528,678**

04 Gobernación		**882,725**
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**450,662,381**
12 Salud		**33,000,000**
16 Medio Ambiente y Recursos Naturales		**3,298,166**
	Procuraduría Federal de Protección al Ambiente	3,298,166
18 Energía*		**535,737,803**
	Secretaría de Energía	441,573,000
	Comisión Nacional para el Uso Eficiente de la Energía	93,522,737
	Instituto de Investigaciones Eléctricas	642,066
Petróleos Mexicanos		**678,595,335**
	Pemex-Exploración y Producción	29,000,000
	Pemex Transformación Industrial	649,595,335
Comsión Federal de Electricidad		**23,247,352,268**
	Comisión Federal de Electricidad**	23,247,352,268

* Para 2016 el Ramo 18 Energía no considera los montos correspondientes a Pemex y CFE.

** Incluye la Inversión Financiada de los Proyectos de Infraestructura Productiva de Largo Plazo.

ANEXO 16. RECURSOS PARA LA ADAPTACIÓN Y MITIGACIÓN DE LOS EFECTOS DEL CAMBIO CLIMÁTICO (pesos)

Ramo	Denominación	MONTO
Total		**44,532,587,536**
04 Gobernación		**206,661,965**
	Coordinación del Sistema Nacional de Protección Civil	206,661,965
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**12,455,859,307**
	Programa de Fomento a la Agricultura	700,000,000
	Programa de Fomento a la Productividad Pesquera y Acuícola	1,795,507,240
	Programa de Fomento Ganadero	4,341,929,476
	Programa de Productividad Rural	5,183,000,000
	Programa de Productividad y Competitividad Agroalimentaria	435,422,591
09 Comunicaciones y Transportes		**1,329,333,000**
	Reconstrucción y Conservación de Carreteras	1,329,333,000
10 Economía		**10,000,000**
	Promoción del comercio exterior y atracción de inversión extranjera directa	10,000,000
12 Salud		**443,543,736**
	Protección Contra Riesgos Sanitarios	87,250,354
	Vigilancia epidemiológica	356,293,382
13 Marina		**180,717,854**
	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	180,717,854
15 Desarrollo Agrario, Territorial y Urbano		**2,439,306,555**
	Programa de Infraestructura	2,417,935,953
	Programa de Prevención de Riesgos	21,370,602
16 Medio Ambiente y Recursos Naturales		**16,631,926,765**
	Actividades de apoyo a la función pública y buen gobierno	3,628,030
	Actividades de apoyo administrativo	10,412,416
	Apoyos para el Desarrollo Forestal Sustentable	5,178,037,490
	Capacitación Ambiental y Desarrollo Sustentable	5,109,911
	Conservación y Aprovechamiento Sustentable de la Vida Silvestre	188,570,937
	Fideicomisos Ambientales	3,427,679
	Infraestructura de agua potable, alcantarillado y saneamiento	3,992,996,186
	Inspección y Vigilancia del Medio Ambiente y Recursos Naturales	94,443,837
	Investigación científica y tecnológica	213,445,065
	Investigación en Cambio Climático, Sustentabilidad y Crecimiento Verde	194,965,712
	Normativa Ambiental e Instrumentos para el Desarrollo Sustentable	29,939,649
	Planeación, Dirección y Evaluación Ambiental	113,856,203

	Prevención y gestión integral de residuos	707,437,223
	Programa de Conservación para el Desarrollo Sostenible	234,894,914
	Programa de Empleo Temporal (PET)	607,422,510
	Programa de Manejo de Áreas Naturales Protegidas	44,397,912
	Programa hacia la igualdad y la sustentabilidad ambiental	5,272,616
	Programas de Calidad del Aire y Verificación Vehicular	931,091
	Protección Forestal	2,282,157,204
	Regulación Ambiental	64,405,920
	Sistema Nacional de Áreas Naturales Protegidas	193,425,305
	Tratamiento de Aguas Residuales	2,462,748,956
18 Energía		**987,621,301**
	Actividades de apoyo administrativo	4,852,726
	Conducción de la política energética	240,114,835
	Coordinación de la política energética en electricidad	102,992,132
	Coordinación de la política energética en hidrocarburos	127,423,104
	Fondos de Diversificación Energética	441,573,000
	Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía	70,665,504
21 Turismo		**655,000**
	Planeación y conducción de la política de turismo	655,000
23 Provisiones Salariales y Económicas		**8,394,705,270**
	Fondo de Desastres Naturales (FONDEN)	8,035,987,256
	Fondo de Prevención de Desastres Naturales (FOPREDEN)	358,718,014
38 Consejo Nacional de Ciencia y Tecnología		**250,512,710**
	Apoyos institucionales para actividades científicas, tecnológicas y de innovación.	5,000,000
	Becas de posgrado y apoyos a la calidad	105,462,000
	Innovación tecnológica para incrementar la productividad de las empresas	140,050,710
47 Entidades No Sectorizadas		**115,000,000**
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	115,000,000
52 Petroleos Mexicanos		**478,021,649**
	Mantenimiento de infraestructura	37,000,000
	Proyectos de infraestructura económica de hidrocarburos	441,021,649
53 Comisión Federal de Electricidad		**608,722,424**
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	2,067,605
	Proyectos de infraestructura económica de electricidad	15,364,594
	Proyectos de infraestructura económica de electricidad (Pidiregas)	591,290,225

ANEXO 17. EROGACIONES PARA EL DESARROLLO DE LOS JÓVENES (pesos)

Ramo	Denominación	Monto
Total		**223,850,301,606**
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**350,000,000**
	Programa de Apoyos a Pequeños Productores	350,000,000
10 Economía		**150,000,000**
	Fondo Nacional Emprendedor	150,000,000
11 Educación Pública		**206,707,179,850**
	Educación Básica	**15,819,971,190**
	Programa Nacional de Becas [1/]	295,632,681
	Programa para la Inclusión y la Equidad Educativa	464,452,862
	PROSPERA Programa de Inclusión Social	15,059,885,647
	Educación Media Superior	**74,564,471,147**
	Formación y certificación para el trabajo	2,718,071,020

	Servicios de Educación Media Superior	35,394,392,437
	Programa de Formación de Recursos Humanos basada en Competencias	215,060,484
	Investigación Científica y Desarrollo Tecnológico	1,244,709
	Programa de infraestructura física educativa	36,991,373
	PROSPERA Programa de Inclusión Social	2,022,924,379
	Programa Nacional de Becas [1/]	5,498,070,966
	Programa para la Inclusión y la Equidad Educativa	70,185,930
	Programa para el Desarrollo Profesional Docente	11,611,952
	Subsidios para organismos descentralizados estatales	24,737,087,209
	Expansión de la Educación Media Superior y Superior	3,760,915,485
	Apoyos a centros y organizaciones de educación	97,915,203
	Educación Superior [2/]	**114,466,449,036**
	Servicios de Educación Superior y Posgrado	40,358,069,449
	Investigación Científica y Desarrollo Tecnológico	2,187,585,676
	Proyectos de infraestructura social del sector educativo	185,770,936
	Mantenimiento de infraestructura	448,000,000
	Programa Nacional de Becas [1/]	8,127,982,998
	Programa para la Inclusión y la Equidad Educativa	80,371,860
	Programa para el Desarrollo Profesional Docente	825,094,118
	Fortalecimiento de la Calidad Educativa	4,021,911,262
	Subsidios para organismos descentralizados estatales	51,780,953,609
	Carrera Docente en UPES	412,123,172
	Expansión de la Educación Media Superior y Superior	2,612,482,587
	Apoyos a centros y organizaciones de educación [3/ 4/ 5/]	713,046,005
	Apoyos para la atención a problemas estructurales de las UPES [6/]	2,713,057,364
	Posgrado	**1,856,288,477**
	Investigación Científica y Desarrollo Tecnológico	546,896,419
	Programa Nacional de Becas	230,162,876
	Subsidios para organismos descentralizados estatales	1,079,229,182
12 Salud		**1,061,789,700**
	Prevención y atención contra las adicciones	703,990,774
	Prevención y atención de VIH/SIDA y otras ITS	357,798,926
15 Desarrollo Agrario, Territorial y Urbano		**671,144,374**
	Programa de Apoyo a la Vivienda	671,144,374
16 Medio Ambiente y Recursos Naturales		**909,980**
	Planeación, Dirección y Evaluación Ambiental	417,706
	Programa hacia la igualdad y la sustentabilidad ambiental	492,274
20 Desarrollo Social		**374,095,892**
	Instituto Mexicano de la Juventud	350,004,791
	Programa de Fomento a la Economía Social	24,091,101
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**733,687,675**
	Servicios de educación normal en el D.F.	733,687,675
33 Aportaciones Federales para Entidades Federativas y Municipios		**11,803,859,655**
	Educación Básica	**3,902,095,928**
	FONE Servicios Personales	2,642,980,827
	FONE Otros de Gasto Corriente	91,371,663
	FONE Gasto de Operación	105,683,888
	FONE Fondo de Compensación	76,040,274
	FAM Infraestructura Educativa Básica	58,141,366
	FAETA Educación de Adultos	927,877,911
	Educación Media Superior	**4,558,207,306**
	FAM Infraestructura Educativa Media Superior y Superior	504,033,964
	FAETA Educación Tecnológica	4,054,173,342

	Educación Superior	**3,343,556,421**
	FAM Infraestructura Educativa Media Superior y Superior	3,343,556,421
47 Entidades no Sectorizadas		**124,282,212**
	Programa de Apoyo a la Educación Indígena	124,282,212
Instituto Mexicano del Seguro Social		**1,873,352,269**
	Prevención y control de enfermedades	60,947,363
	Atención a la Salud	1,812,404,906

1/ Incluye recursos por **400** millones de pesos para el Programa Becas Salario para el Estado de Morelos, aplicable en los niveles de educación básica, media superior y superior.

2/ Incluye 70 millones de pesos para la Fundación UNAM.

3/ Incluye 150 millones de pesos para la Universidad Autónoma de la Ciudad de México.

4/ Incluye subsidios para operación de la Universidad Tecnológica del Valle de Chalco, A.C.

5/ Incluye subsidios para operación de la Academia Mexicana de la Historia.

6/ Incluye recursos para la Universidad Autónoma Agraria Antonio Narro.

ANEXO 18. RECURSOS PARA LA ATENCIÓN DE NIÑAS, NIÑOS Y ADOLESCENTES (pesos)

Ramo	Denominación	MONTO
Total		**736,979,147,586**
04 Gobernación		**1,699,174**
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	564,000
	Atención a refugiados en el país	551,218
	Registro e Identificación de Población	211,356
	Política y servicios migratorios	372,600
05 Relaciones Exteriores		**3,000,000**
	Atención, protección, servicios y asistencia consulares	3,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**734,447,085**
	Desarrollo y aplicación de programas educativos en materia agropecuaria	734,447,085
11 Educación Pública		**137,829,417,641**
	Diseño de la Política Educativa	437,957,217
	Educación Inicial y Básica Comunitaria	4,407,080,291
	Educación para Adultos (INEA)	503,148,533
	Escuelas de Tiempo Completo	11,061,365,390
	Evaluaciones de la calidad de la educación	282,623,419
	Expansión de la Educación Media Superior y Superior	3,760,915,485
	Formación y certificación para el trabajo	1,087,228,408
	Fortalecimiento de la Calidad Educativa	4,726,908,554
	Investigación Científica y Desarrollo Tecnológico	1,244,709
	Normar los servicios educativos	16,433,057
	Políticas de igualdad de género en el sector educativo	2,909,967
	Producción y distribución de libros y materiales educativos	2,349,915,573
	Producción y transmisión de materiales educativos	264,649,736
	Programa de Cultura Física y Deporte	440,244,397
	Programa de Formación de Recursos Humanos basada en Competencias	215,060,484
	Programa de Inclusión Digital	1,641,965,792
	Programa de infraestructura física educativa	36,991,373
	Programa de la Reforma Educativa	7,607,774,802
	Programa Nacional de Becas	5,793,703,647
	Programa Nacional de Convivencia Escolar	350,000,000
	Programa Nacional de Inglés	789,024,100
	Programa para el Desarrollo Profesional Docente	1,809,117,894
	Programa para la Inclusión y la Equidad Educativa	534,638,792
	PROSPERA Programa de Inclusión Social	29,152,424,805
	Proyectos de infraestructura social del sector educativo	424,611,571
	Servicios de Educación Media Superior	35,394,392,437
	Subsidios para organismos descentralizados estatales	24,737,087,209
12 Salud 1/		**43,164,238,331**
	Apoyos para la protección de las personas en estado de necesidad	289,682,464
	Atención a la Salud	2,383,014,675
	Formación y capacitación de recursos humanos para la salud	146,193,117
	Investigación y desarrollo tecnológico en salud	215,247,366

	Prevención y atención contra las adicciones	222,503,342
	Prevención y atención de VIH/SIDA y otras ITS	1,187,200
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	14,000,000
	Programa de Atención a Personas con Discapacidad	5,011,121
	Programa de estancias infantiles para apoyar a madres trabajadoras	224,226,130
	Programa de vacunación	1,672,845,044
	PROSPERA Programa de Inclusión Social	3,397,788,639
	Protección y restitución de los derechos de las niñas, niños y adolescentes	120,400,000
	Proyectos de infraestructura social de salud	45,657,984
	Salud materna, sexual y reproductiva	648,200,913
	Seguro Médico Siglo XXI	2,685,844,078
	Seguro Popular	30,737,807,537
	Servicios de asistencia social integral	354,628,721
14 Trabajo y Previsión Social		**1,000,000**
	Ejecución de los programas y acciones de la Política Laboral	1,000,000
17 Procuraduría General de la República		**141,406,159**
	Actividades de apoyo administrativo	1,920,000
	Investigar y perseguir los delitos del orden federal	58,033,234
	Investigar y perseguir los delitos federales de carácter especial	125,000
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	81,327,925
19 Aportaciones a Seguridad Social		**4,706,879,820**
	Programa IMSS-PROSPERA	4,706,879,820
20 Desarrollo Social		**48,998,787,789**
	Adquisición de leche nacional	944,849,669
	Articulación de políticas públicas integrales de juventud	5,341,966
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	748,243,326
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	22,339,864
	Programa de Atención a Jornaleros Agrícolas	75,503,429
	Programa de Coinversión Social	23,800,480
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,466,030,742
	PROSPERA Programa de Inclusión Social	42,911,052,784
	Seguro de vida para jefas de familia	801,625,530
22 Instituto Nacional Electoral		**6,903,135**
	Capacitación y educación para el ejercicio democrático de la ciudadanía	6,903,135
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**35,151,680,804**
	Becas para la población atendida por el sector educativo	133,707,873
	Servicios de educación básica en el D.F.	34,284,285,256
	Servicios de educación normal en el D.F.	733,687,675
33 Aportaciones Federales para Entidades Federativas y Municipios		**380,120,699,476**
	FAETA Educación de Adultos	139,241,415
	FAETA Educación Tecnológica	4,054,173,342
	FAM Asistencia Social	7,438,278,903
	FAM Infraestructura Educativa Básica	6,831,051,596
	FAM Infraestructura Educativa Media Superior y Superior	503,362,738
	FASSA	18,086,750,111
	FONE Fondo de Compensación	8,945,914,574
	FONE Gasto de Operación	12,433,398,539
	FONE Otros de Gasto Corriente	10,749,607,402
	FONE Servicios Personales	310,938,920,856
35 Comisión Nacional de los Derechos Humanos		**4,736,681**
	Atender asuntos de la niñez, la familia, adolescentes y personas adultas mayores	4,736,681
43 Instituto Federal de Telecomunicaciones		**5,000,000**
	Regulación y Supervisión de los sectores Telecomunicaciones y Radiodifusión	5,000,000
47 Entidades no Sectorizadas		**1,087,341,204**
	Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres [2/]	5,000,000

	Programa de Apoyo a la Educación Indígena[3/]	1,082,341,204
Instituto Mexicano del Seguro Social		**81,073,089,229**
	Atención a la Salud	68,144,100,483
	Prestaciones sociales	414,771,982
	Prevención y control de enfermedades	2,263,154,561
	Servicios de guardería	10,251,062,203
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado		**3,948,821,059**
	Atención a la Salud	2,121,143,632
	Prestaciones sociales	1,574,283,019
	Prevención y control de enfermedades	253,394,408

1/ Incluye al Sistema Nacional para el Desarrollo Integral de la Familia (DIF)

2/ Programa operado por el Instituto Nacional de las Mujeres (INMUJERES)

3/ Programa operado por la Comisión Nacional para el Desarrollo de los Pueblos Indígenas (CDI)

ANEXO 19. ACCIONES PARA LA PREVENCIÓN DEL DELITO, COMBATE A LAS ADICCIONES, RESCATE DE ESPACIOS PÚBLICOS Y PROMOCIÓN DE PROYECTOS PRODUCTIVOS (Pesos)

Ramo	Denominación	MONTO
Total		**148,102,919,432**
04 Gobernación		**36,569,771,903**
	Actividades de apoyo a la función pública y buen gobierno	1,170,418
	Actividades de apoyo administrativo	9,099,244
	Conducción de la política interior	50,745,255
	Coordinación con las instancias que integran el Sistema Nacional de Seguridad Pública	386,604,249
	Fomento de la cultura de la participación ciudadana en la prevención del delito	210,412,182
	Operativos para la prevención y disuasión del delito	25,065,882,426
	Otorgamiento de subsidios para la implementación de la reforma al sistema de justicia penal	713,145,294
	Programa de Derechos Humanos	232,475,457
	Programa Nacional de Prevención del Delito	2,015,311,756
	Promover la atención y prevención de la violencia contra las mujeres	204,370,290
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	143,815,588
	Servicios de protección, custodia, vigilancia y seguridad de personas, bienes e instalaciones	1,584,041,895
	Subsidios en materia de seguridad pública	5,952,697,849
06 Hacienda y Crédito Público		**202,938,135**
	Detección y prevención de ilícitos financieros	202,938,135
07 Defensa Nacional		**4,701,325,961**
	Derechos humanos	62,910,672
	Programa de igualdad entre mujeres y hombres SDN	108,000,000
	Programa de Seguridad Pública de la Secretaría de la Defensa Nacional	2,832,709,275
	Sistema educativo militar	1,697,706,014
09 Comunicaciones y Transportes		**1,918,359,995**
	Programa de Empleo Temporal (PET)	1,918,359,995
10 Economía		**303,707,819**
	Fondo Nacional Emprendedor	250,000,000
	Programa nacional de financiamiento al microempresario y a la mujer rural	53,707,819
11 Educación Pública		**88,508,609,337**
	Atención al deporte	757,805,763
	Desarrollo Cultural	9,015,937,561
	Educación y cultura indígena	87,839,378
	Escuelas de Tiempo Completo	11,061,365,390
	Expansión de la Educación Media Superior y Superior	6,373,398,072
	Formación y certificación para el trabajo	2,718,071,020
	Producción y distribución de libros y materiales culturales	225,451,080
	Producción y transmisión de materiales educativos	1,116,858,659
	Programa de Apoyos a la Cultura	1,978,150,977

	Programa de Cultura Física y Deporte	2,067,845,923
	Programa de Inclusión Digital	1,641,965,792
	Programa de infraestructura física educativa	201,870,594
	Programa de la Reforma Educativa	7,607,774,802
	Programa Nacional de Becas	14,151,849,521
	Programa Nacional de Convivencia Escolar	350,000,000
	PROSPERA Programa de Inclusión Social	29,152,424,805
12 Salud		**1,429,366,093**
	Prevención y atención contra las adicciones	1,405,026,988
	Prevención y control de enfermedades	21,378,732
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	1,903,982
	Salud materna, sexual y reproductiva	1,056,391
13 Marina		**4,084,836,234**
	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	4,084,836,234
14 Trabajo y Previsión Social		**1,850,000**
	Capacitación para Incrementar la Productividad	25,000
	Ejecución de los programas y acciones de la Política Laboral	125,000
	Instrumentación de la política laboral	1,700,000
15 Desarrollo Agrario, Territorial y Urbano		**4,298,882,604**
	Programa de Apoyo a la Vivienda	879,230,323
	Programa de Infraestructura	3,419,652,281
17 Procuraduría General de la República		**1,913,146,841**
	Promoción del Desarrollo Humano y Planeación Institucional	1,698,162,640
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	214,984,201
20 Desarrollo Social		**3,983,239,895**
	Actividades de apoyo a la función pública y buen gobierno	2,168,030
	Actividades de apoyo administrativo	21,634,519
	Articulación de políticas públicas integrales de juventud	256,070,013
	Programa 3 x 1 para Migrantes	197,048,329
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	203,089,673
	Programa de Coinversión Social	95,201,918
	Programa de Empleo Temporal (PET)	1,319,711,249
	Programa de estancias infantiles para apoyar a madres trabajadoras	627,254,788
	Programa de Fomento a la Economía Social	791,447,205
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	145,930,705
	Seguro de vida para jefas de familia	253,551,237
	Subsidios a programas para jóvenes	70,132,229
47 Entidades no Sectorizadas		**186,884,616**
	Atención a Víctimas	186,884,616

ANEXO 20. RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

			MONTO
Previsiones Salariales			**9,492,218,325**
	Situaciones laborales supervenientes		9,492,218,325
Provisiones Económicas			**8,479,995,554**
	Fondo de Desastres Naturales (FONDEN)		8,035,987,256
	Fondo de Prevención de Desastres Naturales (FOPREDEN)		358,718,014
	Comisiones y pago a CECOBAN		85,290,284
Provisiones Salariales y Económicas			**8,843,576,020**
Desarrollo Regional			**56,329,377,895**
	Programas Regionales		1,716,324,215
	Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad (Anexo 20.1)		600,000,000
	Proyectos de Desarrollo Regional		**20,071,446,636**
		Programa para el Rescate del Acapulco Tradicional	100,000,000
		Proyectos para el Desarrollo Regional de la Zona Henequenera del Sureste	200,000,000

	Proyectos de Desarrollo Regional (Anexo 20.3)	19,771,446,636
Fondo Regional		**7,192,666,338**
	Chiapas	1,569,051,857
	Guerrero	1,420,755,106
	Oaxaca	1,340,550,920
	Veracruz	500,555,696
	Hidalgo	474,412,583
	Michoacán	454,987,890
	Guanajuato	401,093,111
	Puebla	391,251,440
	Zacatecas	341,914,365
	San Luis Potosí	298,093,370
Fondo Metropolitano		**10,400,284,715**
	Zona Metropolitana de la Ciudad de Aguascalientes	138,098,395
	Zona Metropolitana de la Ciudad de Tijuana	119,752,690
	Zona Metropolitana de Mexicali	38,796,767
	Zona Metropolitana de la Ciudad de Tuxtla Gutiérrez	89,871,342
	Zona Metropolitana de Juárez	53,815,174
	Zona Metropolitana de Chihuahua	47,835,710
	Zona Metropolitana de Saltillo	119,589,276
	Zona Metropolitana de Monclova - Frontera	59,794,638
	Zona Metropolitana de Piedras Negras	47,835,710
	Zona Metropolitana de Colima - Villa de Álvarez	47,835,710
	Zona Metropolitana de Tecomán	28,701,426
	Zona Metropolitana de la Ciudad de León	418,562,469
	Zona Metropolitana de La Laja - Bajío	10,763,034
	Zona Metropolitana de Moroleón - Uriangato	28,701,426
	Zona Metropolitana de la Ciudad de Acapulco	109,957,327
	Zona Metropolitana de Pachuca	119,330,047
	Zona Metropolitana de Tulancingo	35,799,014
	Zona Metropolitana de Tula	59,794,638
	Zona Metropolitana de la Ciudad de Guadalajara	1,052,624,815
	Zona Metropolitana de Ocotlán	34,680,891
	Zona Metropolitana de Toluca	418,562,469
	Zona Metropolitana de Morelia	41,856,246
	Zona Metropolitana de Cuernavaca	53,815,174
	Zona Metropolitana de Cuautla	14,350,712
	Zona Metropolitana de Tepic	59,665,023
	Zona Metropolitana de la Ciudad de Monterrey	906,486,719
	Zona Metropolitana de la Ciudad de Oaxaca	77,733,029
	Zona Metropolitana de Tehuacán	27,864,300
	Zona Metropolitana de la Ciudad de Querétaro	238,660,095
	Zona Metropolitana de la Ciudad de Cancún	116,599,545
	Zona Metropolitana de San Luis Potosí-Soledad de G. S.	95,606,614
	Zona Metropolitana de Río Verde - Cd. Fernández	28,701,425
	Zona Metropolitana de la Ciudad de Villahermosa	119,330,047
	Zona Metropolitana de Reynosa - Río Bravo	47,835,710
	Zona Metropolitana de Matamoros	41,856,247
	Zona Metropolitana de Tlaxcala - Apizaco	41,856,247
	Zona Metropolitana del Valle de México	4,052,282,679
	Zona Metropolitana de Puebla-Tlaxcala	361,159,617
	Zona Metropolitana de la Laguna	623,205,592
	Zona Metropolitana de Puerto Vallarta	49,390,370
	Zona Metropolitana de La Piedad - Pénjamo	19,134,284
	Zona Metropolitana de Veracruz	60,033,817
	Zona Metropolitana de Xalapa	23,917,854
	Zona Metropolitana de Coatzacoalcos	47,835,710
	Zona Metropolitana de Acayucan	22,363,194
	Zona Metropolitana de la Ciudad de Mérida	88,376,474

Zona Metropolitana de Zacatecas - Guadalupe	59,665,023
Fondo de Capitalidad	4,000,000,000
Fondo para el Fortalecimiento de la Infraestructura Estatal y Municipal (Anexo 20.2)	9,948,655,991
Fondo de Apoyo a Migrantes	300,000,000
Fondo Sur-Sureste	500,000,000
Fondo para Fronteras	1,600,000,000
Otras Provisiones Económicas	**36,676,888,349**
Programa para la Fiscalización del Gasto Federalizado	335,000,000
Fortalecimiento Financiero	1,481,010,478
Seguridad y Logística	1,169,764,970
Programa de Separación Laboral	2,135,247,741
Subsidios a las Tarifas Eléctricas	30,000,000,000
Operación y Mantenimiento del Programa de Seguridad y Monitoreo en el Estado de México	1,500,000,000
Provisión para la Armonización Contable	55,865,160
Gastos asociados a ingresos petroleros	**21,841,200,000**
TOTAL	**141,663,256,143**

ANEXO 20.1 FONDO PARA LA ACCESIBILIDAD EN EL TRANSPORTE PÚBLICO PARA LAS PERSONAS CON DISCAPACIDAD (pesos)

ENTIDAD	MONTO
Aguascalientes	7,811,707
Baja California	15,891,499
Baja California Sur	5,171,175
Campeche	9,587,461
Coahuila de Zaragoza	14,312,129
Colima	9,002,959
Chiapas	22,391,562
Chihuahua	17,739,649
Distrito Federal	38,298,806
Durango	24,956,491
Guanajuato	24,056,155
Guerrero	17,047,319
Hidalgo	14,833,344
Jalisco	31,423,597
México	65,421,154
Michoacán de Ocampo	20,388,745
Morelos	10,780,700
Nayarit	8,155,424
Nuevo León	20,991,119
Oaxaca	18,773,785
Puebla	26,172,205
Querétaro	10,623,833
Quintana Roo	11,329,184
San Luis Potosí	14,724,340
Sinaloa	15,446,269
Sonora	14,028,473
Tabasco	12,907,843
Tamaulipas	16,925,512
Tlaxcala	8,685,988
Veracruz de Ignacio de la Llave	35,296,909
Yucatán	12,017,231
Zacatecas	24,807,433
TOTAL	**600,000,000**

ANEXO 20.2 FONDO PARA EL FORTALECIMIENTO DE LA INFRAESTRUCTURA ESTATAL Y MUNICIPAL (pesos)

	MONTO
TOTAL	**9,948,655,991**
Infraestructura Estatal	**2,486,349,995**

	BAJA CALIFORNIA		120,000,000
	BAJA CALIFORNIA SUR		80,000,000
	CAMPECHE		24,750,000
	CHIAPAS		305,000,000
	COAHUILA		160,000,000
	DISTRITO FEDERAL		73,999,995
	DURANGO		60,000,000
	GUANAJUATO		9,500,000
	GUERRERO		60,000,000
	HIDALGO		38,000,000
	JALISCO		42,600,000
	MÉXICO		780,000,000
	MORELOS		26,000,000
	NAYARIT		60,000,000
	NUEVO LEÓN		20,000,000
	PUEBLA		180,000,000
	QUINTANA ROO		52,000,000
	SAN LUIS POTOSÍ		10,000,000
	SONORA		100,000,000
	TABASCO		20,000,000
	TAMAULIPAS		89,500,000
	YUCATÁN		140,000,000
	ZACATECAS		35,000,000
Infraestructura Municipal			**7,462,305,996**
	AGUASCALIENTES	AGUASCALIENTES	10,408,904
	AGUASCALIENTES	ASIENTOS	18,396,003
	AGUASCALIENTES	CALVILLO	27,040,065
	AGUASCALIENTES	COSÍO	2,500,000
	AGUASCALIENTES	EL LLANO	1,000,000
	AGUASCALIENTES	JESÚS MARÍA	16,381,919
	AGUASCALIENTES	PABELLÓN DE ARTEAGA	8,293,111
	AGUASCALIENTES	SAN FRANCISCO DE LOS ROMO	5,166,119
	AGUASCALIENTES	SAN JOSÉ DE GRACIA	5,169,278
	AGUASCALIENTES	TEPEZALÁ	6,000,000
	BAJA CALIFORNIA	ENSENADA	27,000,000
	BAJA CALIFORNIA	MEXICALI	85,000,000
	BAJA CALIFORNIA	PLAYAS DE ROSARITO	21,000,000
	BAJA CALIFORNIA	TECATE	17,000,000
	BAJA CALIFORNIA	TIJUANA	10,000,000
	CAMPECHE	CALKINÍ	3,500,000
	CAMPECHE	CAMPECHE	15,000,000
	CAMPECHE	CANDELARIA	5,000,000
	CAMPECHE	CARMEN	17,000,000
	CAMPECHE	CHAMPOTÓN	2,500,000
	CAMPECHE	ESCÁRCEGA	1,750,000
	CAMPECHE	HECELCHAKÁN	5,000,000
	CAMPECHE	HOPELCHÉN	4,000,000
	CAMPECHE	PALIZADA	2,500,000
	CAMPECHE	TENABO	2,000,000
	CHIAPAS	AMATÁN	2,000,000
	CHIAPAS	AMATENANGO DEL VALLE	2,000,000
	CHIAPAS	ANGEL ALBINO CORZO	1,428,571
	CHIAPAS	BOCHIL	5,000,000
	CHIAPAS	CHALCHIHUITÁN	1,500,000
	CHIAPAS	CINTALAPA	13,571,429
	CHIAPAS	COPAINALÁ	1,700,000
	CHIAPAS	FRANCISCO LEÓN	1,500,000
	CHIAPAS	FRONTERA HIDALGO	4,000,000

CHIAPAS	IXTACOMITÁN	3,000,000
CHIAPAS	IXTAPANGAJOYA	1,500,000
CHIAPAS	JIQUIPILAS	1,428,571
CHIAPAS	JITOTOL	2,500,000
CHIAPAS	LARRÁINZAR	4,000,000
CHIAPAS	MAZATÁN	2,500,000
CHIAPAS	METAPA	4,000,000
CHIAPAS	MITONTIC	5,000,000
CHIAPAS	MONTECRISTO DE GUERRERO	1,428,571
CHIAPAS	OCOSINGO	3,000,000
CHIAPAS	OCOZOCOAUTLA DE ESPINOSA	21,600,000
CHIAPAS	OSTUACÁN	5,000,000
CHIAPAS	PICHUCALCO	3,000,000
CHIAPAS	PUEBLO NUEVO SOLISTAHUACÁN	4,000,000
CHIAPAS	RAYÓN	1,500,000
CHIAPAS	SAN CRISTÓBAL DE LAS CASAS	1,750,000
CHIAPAS	SUCHIATE	5,000,000
CHIAPAS	TECPATÁN	1,200,000
CHIAPAS	TENEJAPA	5,000,000
CHIAPAS	TEOPISCA	1,500,000
CHIAPAS	TUXTLA CHICO	5,000,000
CHIAPAS	TUXTLA GUTIÉRREZ	26,000,000
CHIAPAS	VILLA COMALTITLÁN	4,400,000
CHIAPAS	VILLA CORZO	4,285,714
CHIAPAS	VILLAFLORES	2,857,143
CHIAPAS	ZINACANTÁN	5,000,000
CHIHUAHUA	AHUMADA	900,000
CHIHUAHUA	ALDAMA	1,000,000
CHIHUAHUA	ALLENDE	2,000,000
CHIHUAHUA	AQUILES SERDÁN	2,000,000
CHIHUAHUA	ASCENSIÓN	4,900,000
CHIHUAHUA	BACHÍNIVA	500,000
CHIHUAHUA	BALLEZA	2,500,000
CHIHUAHUA	BOCOYNA	1,500,000
CHIHUAHUA	BUENAVENTURA	3,000,000
CHIHUAHUA	CAMARGO	3,000,000
CHIHUAHUA	CASAS GRANDES	3,000,000
CHIHUAHUA	CHIHUAHUA	29,013,420
CHIHUAHUA	CHÍNIPAS	7,000,000
CHIHUAHUA	CORONADO	1,000,000
CHIHUAHUA	CUAUHTÉMOC	11,000,000
CHIHUAHUA	CUSIHUIRIACHI	3,000,000
CHIHUAHUA	DELICIAS	7,000,000
CHIHUAHUA	DR. BELISARIO DOMÍNGUEZ	4,000,000
CHIHUAHUA	GALEANA	3,000,000
CHIHUAHUA	GRAN MORELOS	1,000,000
CHIHUAHUA	GUACHOCHI	3,000,000
CHIHUAHUA	GUADALUPE	800,000
CHIHUAHUA	GUAZAPARES	9,000,000
CHIHUAHUA	GUERRERO	1,000,000
CHIHUAHUA	HIDALGO DEL PARRAL	12,000,000
CHIHUAHUA	HUEJOTITÁN	1,000,000
CHIHUAHUA	IGNACIO ZARAGOZA	2,000,000
CHIHUAHUA	JANOS	700,000
CHIHUAHUA	JIMÉNEZ	3,500,000
CHIHUAHUA	JUÁREZ	60,000,000
CHIHUAHUA	LA CRUZ	2,000,000

CHIHUAHUA	MANUEL BENAVIDES	1,000,000
CHIHUAHUA	MATAMOROS	1,000,000
CHIHUAHUA	MEOQUI	1,000,000
CHIHUAHUA	MORELOS	2,000,000
CHIHUAHUA	MORIS	1,000,000
CHIHUAHUA	NAMIQUIPA	2,000,000
CHIHUAHUA	NONOAVA	500,000
CHIHUAHUA	NUEVO CASAS GRANDES	6,000,000
CHIHUAHUA	OJINAGA	6,000,000
CHIHUAHUA	PRAXEDIS G. GUERRERO	700,000
CHIHUAHUA	SAN FRANCISCO DE BORJA	1,000,000
CHIHUAHUA	SAN FRANCISCO DE CONCHOS	4,000,000
CHIHUAHUA	SANTA ISABEL	1,000,000
CHIHUAHUA	SATEVÓ	4,000,000
CHIHUAHUA	VALLE DE ZARAGOZA	1,000,000
COAHUILA	ACUÑA	2,000,000
COAHUILA	FRONTERA	6,000,000
COAHUILA	MONCLOVA	2,500,000
COAHUILA	MORELOS	3,000,000
COAHUILA	NADADORES	1,000,000
COAHUILA	SABINAS	1,500,000
COAHUILA	TORREÓN	15,000,000
COAHUILA	VILLA UNIÓN	1,000,000
COAHUILA	ZARAGOZA	3,000,000
COLIMA	ARMERÍA	1,370,000
COLIMA	COLIMA	20,070,000
COLIMA	COMALA	3,370,000
COLIMA	COQUIMATLÁN	13,170,000
COLIMA	CUAUHTÉMOC	11,670,000
COLIMA	IXTLAHUACÁN	8,870,000
COLIMA	MANZANILLO	12,370,000
COLIMA	MINATITLÁN	6,870,000
COLIMA	TECOMÁN	11,870,000
COLIMA	VILLA DE ÁLVAREZ	5,370,000
DISTRITO FEDERAL	ÁLVARO OBREGÓN	12,000,000
DISTRITO FEDERAL	AZCAPOTZALCO	4,400,000
DISTRITO FEDERAL	BENITO JUÁREZ	67,000,000
DISTRITO FEDERAL	CUAJIMALPA DE MORELOS	6,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	74,557,714
DISTRITO FEDERAL	GUSTAVO A. MADERO	22,000,005
DISTRITO FEDERAL	IZTACALCO	30,000,000
DISTRITO FEDERAL	IZTAPALAPA	86,000,000
DISTRITO FEDERAL	LA MAGDALENA CONTRERAS	17,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	10,000,000
DISTRITO FEDERAL	MILPA ALTA	27,000,000
DISTRITO FEDERAL	VENUSTIANO CARRANZA	30,000,000
DURANGO	DURANGO	9,500,000
DURANGO	EL ORO	5,000,000
DURANGO	GÓMEZ PALACIO	13,400,000
DURANGO	HIDALGO	2,000,000
DURANGO	INDÉ	2,000,000
DURANGO	LERDO	6,600,000
DURANGO	OCAMPO	12,000,000
DURANGO	PUEBLO NUEVO	6,000,000
DURANGO	SAN BERNARDO	5,700,000
DURANGO	SAN PEDRO DEL GALLO	8,000,000
GUANAJUATO	ABASOLO	8,000,000

GUANAJUATO	ACÁMBARO	3,000,000
GUANAJUATO	APASEO EL ALTO	9,500,000
GUANAJUATO	APASEO EL GRANDE	8,500,000
GUANAJUATO	ATARJEA	1,000,000
GUANAJUATO	CELAYA	23,500,000
GUANAJUATO	CORONEO	4,353,000
GUANAJUATO	CORTAZAR	1,000,000
GUANAJUATO	CUERÁMARO	5,000,000
GUANAJUATO	DOLORES HIDALGO CUNA DE LA INDEPENDENCIA NACIONAL	2,000,000
GUANAJUATO	GUANAJUATO	25,000,000
GUANAJUATO	HUANÍMARO	3,000,000
GUANAJUATO	IRAPUATO	38,000,000
GUANAJUATO	JARAL DEL PROGRESO	2,500,000
GUANAJUATO	LEÓN	64,000,000
GUANAJUATO	MANUEL DOBLADO	9,000,000
GUANAJUATO	MOROLEÓN	2,000,000
GUANAJUATO	OCAMPO	3,500,000
GUANAJUATO	PÉNJAMO	1,000,000
GUANAJUATO	PUEBLO NUEVO	3,950,000
GUANAJUATO	PURÍSIMA DEL RINCÓN	8,000,000
GUANAJUATO	ROMITA	2,500,000
GUANAJUATO	SALAMANCA	18,500,000
GUANAJUATO	SALVATIERRA	12,553,000
GUANAJUATO	SAN DIEGO DE LA UNIÓN	7,500,000
GUANAJUATO	SAN FELIPE	3,000,000
GUANAJUATO	SAN JOSÉ ITURBIDE	6,500,000
GUANAJUATO	SAN LUIS DE LA PAZ	4,000,000
GUANAJUATO	SAN MIGUEL DE ALLENDE	53,500,000
GUANAJUATO	SANTA CATARINA	1,000,000
GUANAJUATO	SANTIAGO MARAVATÍO	9,800,000
GUANAJUATO	SILAO DE LA VICTORIA	10,000,000
GUANAJUATO	TARANDACUAO	6,000,000
GUANAJUATO	TARIMORO	2,000,000
GUANAJUATO	TIERRA BLANCA	1,500,000
GUANAJUATO	URIANGATO	4,000,000
GUANAJUATO	VALLE DE SANTIAGO	4,500,000
GUANAJUATO	VICTORIA	2,000,000
GUANAJUATO	VILLAGRÁN	4,500,000
GUANAJUATO	XICHÚ	1,000,000
GUANAJUATO	YURIRIA	2,000,000
GUERRERO	ACAPULCO DE JUÁREZ	8,000,000
GUERRERO	ALPOYECA	5,000,000
GUERRERO	ATLAMAJALCINGO DEL MONTE	2,000,000
GUERRERO	AZOYÚ	3,000,000
GUERRERO	BENITO JUÁREZ	6,853,725
GUERRERO	CHILAPA DE ÁLVAREZ	20,000,000
GUERRERO	CHILPANCINGO DE LOS BRAVO	18,309,491
GUERRERO	COPALA	5,000,000
GUERRERO	COYUCA DE BENÍTEZ	1,690,509
GUERRERO	CUAJINICUILAPA	5,000,000
GUERRERO	CUAUTEPEC	3,300,000
GUERRERO	EDUARDO NERI	7,000,000
GUERRERO	FLORENCIO VILLARREAL	3,400,000
GUERRERO	GENERAL CANUTO A. NERI	2,000,000
GUERRERO	JUAN R. ESCUDERO	5,000,000
GUERRERO	LEONARDO BRAVO	17,000,000

	GUERRERO	MARQUELIA	5,000,000
	GUERRERO	MÁRTIR DE CUILAPAN	3,000,000
	GUERRERO	METLATÓNOC	3,000,000
	GUERRERO	PETATLÁN	5,333,152
	GUERRERO	SAN LUIS ACATLÁN	10,000,000
	GUERRERO	SAN MARCOS	5,000,000
	GUERRERO	TAXCO DE ALARCÓN	30,000,000
	GUERRERO	TELOLOAPAN	7,313,123
	GUERRERO	TEPECOACUILCO DE TRUJANO	2,500,000
	GUERRERO	TLALCHAPA	10,000,000
	GUERRERO	TLAPEHUALA	2,000,000
	GUERRERO	XALPATLÁHUAC	10,000,000
	GUERRERO	ZIHUATANEJO DE AZUETA	6,300,000
	HIDALGO	ACAXOCHITLÁN	9,000,000
	HIDALGO	ACTOPAN	3,000,000
	HIDALGO	AGUA BLANCA DE ITURBIDE	6,000,000
	HIDALGO	ALFAJAYUCAN	3,800,000
	HIDALGO	ALMOLOYA	900,000
	HIDALGO	APAN	3,000,000
	HIDALGO	ATLAPEXCO	2,500,000
	HIDALGO	ATOTONILCO EL GRANDE	4,000,000
	HIDALGO	CALNALI	1,600,000
	HIDALGO	CARDONAL	5,244,763
	HIDALGO	CHAPANTONGO	1,000,000
	HIDALGO	CHAPULHUACÁN	2,800,000
	HIDALGO	CHILCUAUTLA	1,000,000
	HIDALGO	EL ARENAL	4,000,000
	HIDALGO	ELOXOCHITLÁN	2,000,000
	HIDALGO	EMILIANO ZAPATA	2,000,000
	HIDALGO	EPAZOYUCAN	1,500,000
	HIDALGO	HUASCA DE OCAMPO	1,000,000
	HIDALGO	HUAUTLA	1,000,000
	HIDALGO	HUEHUETLA	1,000,000
	HIDALGO	HUEJUTLA DE REYES	5,300,000
	HIDALGO	IXMIQUILPAN	2,000,000
	HIDALGO	JACALA DE LEDEZMA	1,000,000
	HIDALGO	LOLOTLA	500,000
	HIDALGO	METZTITLÁN	2,000,000
	HIDALGO	MINERAL DE LA REFORMA	8,000,000
	HIDALGO	MINERAL DEL CHICO	1,000,000
	HIDALGO	NICOLÁS FLORES	3,000,000
	HIDALGO	OMITLÁN DE JUÁREZ	2,400,000
	HIDALGO	PACHUCA DE SOTO	15,000,000
	HIDALGO	PACULA	6,000,000
	HIDALGO	PISAFLORES	500,000
	HIDALGO	SAN AGUSTÍN METZQUITITLÁN	4,300,000
	HIDALGO	SAN AGUSTÍN TLAXIACA	5,500,000
	HIDALGO	SAN BARTOLO TUTOTEPEC	1,000,000
	HIDALGO	SAN FELIPE ORIZATLÁN	2,500,000
	HIDALGO	SAN SALVADOR	1,000,000
	HIDALGO	SANTIAGO DE ANAYA	1,500,000
	HIDALGO	SANTIAGO TULANTEPEC DE LUGO GUERRERO	4,500,000
	HIDALGO	SINGUILUCAN	1,000,000
	HIDALGO	TASQUILLO	7,386,295
	HIDALGO	TECOZAUTLA	1,500,000
	HIDALGO	TENANGO DE DORIA	1,000,000

HIDALGO	TEPEAPULCO	2,500,000
HIDALGO	TEPEHUACÁN DE GUERRERO	2,400,000
HIDALGO	TIZAYUCA	3,000,000
HIDALGO	TLAHUILTEPA	2,000,000
HIDALGO	TLANALAPA	900,000
HIDALGO	TOLCAYUCA	2,000,000
HIDALGO	TULANCINGO DE BRAVO	6,500,000
HIDALGO	VILLA DE TEZONTEPEC	700,000
HIDALGO	XOCHIATIPAN	500,000
HIDALGO	XOCHICOATLÁN	2,000,000
HIDALGO	ZAPOTLÁN DE JUÁREZ	3,000,000
HIDALGO	ZEMPOALA	2,500,000
HIDALGO	ZIMAPÁN	4,800,000
JALISCO	ACATLÁN DE JUÁREZ	1,440,000
JALISCO	AHUALULCO DE MERCADO	2,375,273
JALISCO	AMECA	2,800,000
JALISCO	ATEMAJAC DE BRIZUELA	500,000
JALISCO	ATENGO	1,967,250
JALISCO	ATENGUILLO	5,000,000
JALISCO	ATOTONILCO EL ALTO	7,000,000
JALISCO	AUTLÁN DE NAVARRO	3,000,000
JALISCO	AYOTLÁN	31,500,000
JALISCO	BOLAÑOS	3,300,000
JALISCO	CASIMIRO CASTILLO	1,000,000
JALISCO	CHAPALA	11,000,000
JALISCO	CHIMALTITÁN	5,318,558
JALISCO	CHIQUILISTLÁN	500,000
JALISCO	CIHUATLÁN	3,000,000
JALISCO	COCULA	1,000,000
JALISCO	COLOTLÁN	1,500,000
JALISCO	CUAUTITLÁN DE GARCÍA BARRAGÁN	2,000,000
JALISCO	EJUTLA	500,000
JALISCO	EL ARENAL	1,500,000
JALISCO	EL GRULLO	2,000,000
JALISCO	EL LIMÓN	500,000
JALISCO	ENCARNACIÓN DE DÍAZ	5,000,000
JALISCO	ETZATLÁN	5,000,000
JALISCO	GUACHINANGO	1,000,000
JALISCO	GUADALAJARA	60,599,081
JALISCO	HOSTOTIPAQUILLO	2,688,299
JALISCO	HUEJÚCAR	2,250,000
JALISCO	HUEJUQUILLA EL ALTO	3,000,000
JALISCO	IXTLAHUACÁN DE LOS MEMBRILLOS	3,000,000
JALISCO	JALOSTOTITLÁN	5,800,000
JALISCO	JAMAY	2,500,000
JALISCO	JESÚS MARÍA	2,500,000
JALISCO	JILOTLÁN DE LOS DOLORES	1,000,000
JALISCO	JOCOTEPEC	1,590,000
JALISCO	JUANACATLÁN	2,000,000
JALISCO	JUCHITLÁN	1,000,000
JALISCO	LA BARCA	7,300,000
JALISCO	LA HUERTA	1,912,750
JALISCO	LA MANZANILLA DE LA PAZ	7,500,000
JALISCO	MAGDALENA	4,421,687
JALISCO	MAZAMITLA	13,000,000
JALISCO	MIXTLÁN	1,000,000
JALISCO	OCOTLÁN	5,800,000

JALISCO	PIHUAMO	1,000,000
JALISCO	PONCITLÁN	2,000,000
JALISCO	PUERTO VALLARTA	26,175,305
JALISCO	SAN IGNACIO CERRO GORDO	2,500,000
JALISCO	SAN JUANITO DE ESCOBEDO	1,100,000
JALISCO	SAN MARCOS	1,736,894
JALISCO	SAN MARTÍN DE BOLAÑOS	1,000,000
JALISCO	SAN MARTÍN HIDALGO	2,970,000
JALISCO	SAN MIGUEL EL ALTO	3,000,000
JALISCO	SAN PEDRO TLAQUEPAQUE	19,970,000
JALISCO	SAN SEBASTIÁN DEL OESTE	5,000,000
JALISCO	SANTA MARÍA DE LOS ÁNGELES	1,055,307
JALISCO	TALPA DE ALLENDE	3,120,000
JALISCO	TECHALUTA DE MONTENEGRO	2,000,000
JALISCO	TECOLOTLÁN	500,000
JALISCO	TENAMAXTLÁN	500,000
JALISCO	TEPATITLÁN DE MORELOS	25,000,000
JALISCO	TEQUILA	3,353,982
JALISCO	TEUCHITLÁN	1,000,000
JALISCO	TIZAPÁN EL ALTO	7,500,000
JALISCO	TLAJOMULCO DE ZÚÑIGA	40,000,000
JALISCO	TONALÁ	20,000,000
JALISCO	TONAYA	500,000
JALISCO	TOTOTLÁN	2,500,000
JALISCO	TUXCACUESCO	1,000,000
JALISCO	TUXCUECA	1,000,000
JALISCO	TUXPAN	3,000,000
JALISCO	UNIÓN DE SAN ANTONIO	28,000,000
JALISCO	UNIÓN DE TULA	2,000,000
JALISCO	VALLE DE JUÁREZ	5,000,000
JALISCO	VILLA CORONA	500,000
JALISCO	YAHUALICA DE GONZÁLEZ GALLO	5,000,000
JALISCO	ZACOALCO DE TORRES	5,030,000
JALISCO	ZAPOPAN	50,000,000
JALISCO	ZAPOTLÁN EL GRANDE	15,999,999
JALISCO	ZAPOTLANEJO	5,000,000
MÉXICO	AMATEPEC	9,500,000
MÉXICO	AMECAMECA	57,000,000
MÉXICO	ATIZAPÁN DE ZARAGOZA	40,000,000
MÉXICO	ATLACOMULCO	25,000,000
MÉXICO	CHAPA DE MOTA	5,630,860
MÉXICO	COACALCO DE BERRIOZÁBAL	44,723
MÉXICO	CUAUTITLÁN IZCALLI	450,000
MÉXICO	DONATO GUERRA	20,000,000
MÉXICO	HUEHUETOCA	20,000,000
MÉXICO	IXTAPAN DE LA SAL	25,000,000
MÉXICO	JILOTZINGO	14,000,000
MÉXICO	LUVIANOS	3,037,727
MÉXICO	NAUCALPAN DE JUÁREZ	40,050,000
MÉXICO	NEZAHUALCÓYOTL	89,000,000
MÉXICO	OZUMBA	10,000,000
MÉXICO	SAN ANTONIO LA ISLA	6,000,000
MÉXICO	SAN MARTÍN DE LAS PIRÁMIDES	314,400
MÉXICO	SOYANIQUILPAN DE JUÁREZ	10,000,000
MÉXICO	TECÁMAC	350,000
MÉXICO	TEOTIHUACÁN	568,800
MÉXICO	TEPETLIXPA	8,500,000

MÉXICO	TEPOTZOTLÁN	5,000,000
MÉXICO	TEXCALYACAC	5,000,000
MÉXICO	TEXCOCO	110,000,000
MÉXICO	TLATLAYA	4,000,000
MÉXICO	TULTEPEC	18,800,000
MÉXICO	TULTITLÁN	700,000
MÉXICO	ZUMPANGO	600,000
MICHOACÁN	ACUITZIO	1,500,000
MICHOACÁN	ÁLVARO OBREGÓN	10,500,000
MICHOACÁN	ANGAMACUTIRO	2,222,222
MICHOACÁN	ANGANGUEO	1,000,000
MICHOACÁN	APATZINGÁN	52,300,000
MICHOACÁN	APORO	5,500,000
MICHOACÁN	AQUILA	2,222,222
MICHOACÁN	ARIO	2,000,000
MICHOACÁN	ARTEAGA	2,000,000
MICHOACÁN	BRISEÑAS	1,794,151
MICHOACÁN	BUENAVISTA	2,222,222
MICHOACÁN	CHARAPAN	2,000,000
MICHOACÁN	CHARO	5,750,000
MICHOACÁN	CHAVINDA	1,000,000
MICHOACÁN	CHUCÁNDIRO	2,222,222
MICHOACÁN	COAHUAYANA	3,222,222
MICHOACÁN	COENEO	4,722,222
MICHOACÁN	COJUMATLÁN DE RÉGULES	500,000
MICHOACÁN	COTIJA	500,000
MICHOACÁN	EPITACIO HUERTA	3,000,000
MICHOACÁN	GABRIEL ZAMORA	2,000,000
MICHOACÁN	HUANDACAREO	2,722,222
MICHOACÁN	HUANIQUEO	1,000,000
MICHOACÁN	HUETAMO	6,500,000
MICHOACÁN	HUIRAMBA	1,000,000
MICHOACÁN	INDAPARAPEO	1,600,000
MICHOACÁN	IRIMBO	17,500,000
MICHOACÁN	IXTLÁN	500,000
MICHOACÁN	JACONA	3,500,000
MICHOACÁN	JIMÉNEZ	2,722,222
MICHOACÁN	JIQUILPAN	1,000,000
MICHOACÁN	JOSÉ SIXTO VERDUZCO	1,500,000
MICHOACÁN	JUÁREZ	2,250,000
MICHOACÁN	JUNGAPEO	1,000,000
MICHOACÁN	LA HUACANA	5,000,000
MICHOACÁN	LAGUNILLAS	5,000,000
MICHOACÁN	LÁZARO CÁRDENAS	5,000,000
MICHOACÁN	LOS REYES	7,000,000
MICHOACÁN	MARAVATÍO	2,222,222
MICHOACÁN	MARCOS CASTELLANOS	4,000,000
MICHOACÁN	MORELIA	43,000,000
MICHOACÁN	MORELOS	2,222,222
MICHOACÁN	MÚGICA	2,000,000
MICHOACÁN	NOCUPÉTARO	3,000,000
MICHOACÁN	NUEVO PARANGARICUTIRO	2,000,000
MICHOACÁN	NUEVO URECHO	2,000,000
MICHOACÁN	NUMARÁN	5,000,000
MICHOACÁN	OCAMPO	1,100,000
MICHOACÁN	PAJACUARÁN	2,000,000
MICHOACÁN	PANINDÍCUARO	2,222,222

MICHOACÁN	PARACHO	6,222,222
MICHOACÁN	PÁTZCUARO	7,800,000
MICHOACÁN	PENJAMILLO	1,000,000
MICHOACÁN	PERIBÁN	5,000,000
MICHOACÁN	PURÉPERO	15,127,926
MICHOACÁN	PURUÁNDIRO	700,000
MICHOACÁN	SAHUAYO	10,000,000
MICHOACÁN	SALVADOR ESCALANTE	6,722,222
MICHOACÁN	SUSUPUATO	1,000,000
MICHOACÁN	TANCÍTARO	20,500,000
MICHOACÁN	TANGAMANDAPIO	2,000,000
MICHOACÁN	TANGANCÍCUARO	5,000,000
MICHOACÁN	TANHUATO	2,222,222
MICHOACÁN	TARETAN	7,000,000
MICHOACÁN	TEPALCATEPEC	2,222,222
MICHOACÁN	TINGAMBATO	2,000,000
MICHOACÁN	TINGÜINDÍN	1,000,000
MICHOACÁN	TIQUICHEO DE NICOLÁS ROMERO	1,750,000
MICHOACÁN	TLALPUJAHUA	3,000,000
MICHOACÁN	TOCUMBO	500,000
MICHOACÁN	TUMBISCATÍO	2,000,000
MICHOACÁN	TUXPAN	2,972,222
MICHOACÁN	TUZANTLA	8,100,285
MICHOACÁN	TZITZIO	1,800,000
MICHOACÁN	URUAPAN	12,222,224
MICHOACÁN	VENUSTIANO CARRANZA	3,222,224
MICHOACÁN	VILLAMAR	2,000,000
MICHOACÁN	VISTA HERMOSA	1,200,000
MICHOACÁN	YURÉCUARO	25,000,000
MICHOACÁN	ZACAPU	7,750,000
MICHOACÁN	ZINAPÉCUARO	2,750,000
MICHOACÁN	ZIRACUARETIRO	7,400,000
MICHOACÁN	ZITÁCUARO	7,462,273
MORELOS	AMACUZAC	5,000,000
MORELOS	ATLATLAHUCAN	2,000,000
MORELOS	AXOCHIAPAN	1,000,000
MORELOS	AYALA	10,195,512
MORELOS	CUAUTLA	1,192,000
MORELOS	CUERNAVACA	5,000,000
MORELOS	EMILIANO ZAPATA	13,155,171
MORELOS	HUITZILAC	2,500,000
MORELOS	JANTETELCO	1,500,000
MORELOS	JIUTEPEC	31,850,000
MORELOS	JOJUTLA	9,000,000
MORELOS	JONACATEPEC	2,200,000
MORELOS	MAZATEPEC	5,000,000
MORELOS	MIACATLÁN	4,000,000
MORELOS	TEMIXCO	2,000,000
MORELOS	TEMOAC	1,100,000
MORELOS	TEPALCINGO	1,000,000
MORELOS	TEPOZTLÁN	3,000,000
MORELOS	TETECALA	1,000,000
MORELOS	TETELA DEL VOLCÁN	5,246,199
MORELOS	TLALTIZAPÁN DE ZAPATA	1,500,000
MORELOS	TLAQUILTENANGO	12,000,000
MORELOS	TLAYACAPAN	2,700,000
MORELOS	XOCHITEPEC	10,000,000

	MORELOS	YAUTEPEC	10,713,322
	MORELOS	YECAPIXTLA	12,000,000
	MORELOS	ZACATEPEC	5,000,000
	MORELOS	ZACUALPAN DE AMILPAS	6,756,858
	NAYARIT	AHUACATLÁN	10,000,000
	NAYARIT	AMATLÁN DE CAÑAS	6,000,000
	NAYARIT	BAHÍA DE BANDERAS	4,285,610
	NAYARIT	IXTLÁN DEL RÍO	2,800,000
	NAYARIT	SAN BLAS	5,000,000
	NAYARIT	TEPIC	12,200,000
	NAYARIT	XALISCO	5,000,000
	NUEVO LEÓN	ABASOLO	2,000,000
	NUEVO LEÓN	AGUALEGUAS	1,500,000
	NUEVO LEÓN	ALLENDE	4,000,000
	NUEVO LEÓN	ANÁHUAC	1,600,000
	NUEVO LEÓN	APODACA	20,000,000
	NUEVO LEÓN	BUSTAMANTE	1,500,000
	NUEVO LEÓN	CADEREYTA JIMÉNEZ	1,511,560
	NUEVO LEÓN	CERRALVO	23,000,000
	NUEVO LEÓN	CHINA	1,811,118
	NUEVO LEÓN	CIÉNEGA DE FLORES	8,000,000
	NUEVO LEÓN	EL CARMEN	2,400,000
	NUEVO LEÓN	GALEANA	5,000,000
	NUEVO LEÓN	GENERAL ESCOBEDO	20,000,000
	NUEVO LEÓN	GENERAL TERÁN	15,000,000
	NUEVO LEÓN	GUADALUPE	55,000,000
	NUEVO LEÓN	HIDALGO	3,000,000
	NUEVO LEÓN	JUÁREZ	4,527,441
	NUEVO LEÓN	LINARES	10,000,000
	NUEVO LEÓN	LOS RAMONES	1,599,999
	NUEVO LEÓN	MARÍN	1,601,000
	NUEVO LEÓN	MELCHOR OCAMPO	1,379,273
	NUEVO LEÓN	MINA	1,600,000
	NUEVO LEÓN	MONTERREY	105,000,000
	NUEVO LEÓN	PESQUERÍA	5,160,000
	NUEVO LEÓN	SALINAS VICTORIA	18,000,000
	NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	105,000,000
	NUEVO LEÓN	SAN PEDRO GARZA GARCÍA	12,000,000
	NUEVO LEÓN	SANTA CATARINA	18,000,000
	NUEVO LEÓN	VILLALDAMA	12,000,000
	OAXACA	ABEJONES	700,000
	OAXACA	ACATLÁN DE PÉREZ FIGUEROA	1,000,000
	OAXACA	ASUNCIÓN IXTALTEPEC	2,500,000
	OAXACA	ASUNCIÓN NOCHIXTLÁN	2,000,000
	OAXACA	ASUNCIÓN OCOTLÁN	2,000,000
	OAXACA	AYOTZINTEPEC	2,500,000
	OAXACA	CANDELARIA LOXICHA	2,000,000
	OAXACA	CAPULÁLPAM DE MÉNDEZ	2,000,000
	OAXACA	CHALCATONGO DE HIDALGO	5,165,000
	OAXACA	COSOLAPA	1,000,000
	OAXACA	CUYAMECALCO VILLA DE ZARAGOZA	1,250,000
	OAXACA	EL ESPINAL	500,000
	OAXACA	HEROICA CIUDAD DE HUAJUAPAN DE LEÓN	20,000,000
	OAXACA	HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA	2,000,000
	OAXACA	HEROICA CIUDAD DE TLAXIACO	1,500,000
	OAXACA	HEROICA VILLA TEZOATLÁN DE SEGURA Y	1,500,000

	LUNA, CUNA DE LA INDEPENDENCIA DE OAXACA	
OAXACA	LA COMPAÑÍA	2,500,000
OAXACA	LA REFORMA	2,000,000
OAXACA	LOMA BONITA	19,500,000
OAXACA	MARISCALA DE JUÁREZ	4,725,000
OAXACA	MATÍAS ROMERO AVENDAÑO	500,000
OAXACA	MIAHUATLÁN DE PORFIRIO DÍAZ	3,000,000
OAXACA	NATIVIDAD	1,000,000
OAXACA	NAZARENO ETLA	1,500,000
OAXACA	OAXACA DE JUÁREZ	25,612,000
OAXACA	OCOTLÁN DE MORELOS	2,000,000
OAXACA	PLUMA HIDALGO	3,000,000
OAXACA	REFORMA DE PINEDA	1,800,000
OAXACA	SALINA CRUZ	3,500,000
OAXACA	SAN AGUSTÍN LOXICHA	5,000,000
OAXACA	SAN ANDRÉS HUAXPALTEPEC	4,698,000
OAXACA	SAN ANDRÉS HUAYÁPAM	2,000,000
OAXACA	SAN ANDRÉS SINAXTLA	1,500,000
OAXACA	SAN ANDRÉS ZABACHE	2,200,000
OAXACA	SAN ANDRÉS ZAUTLA	5,980,000
OAXACA	SAN BLAS ATEMPA	13,743,594
OAXACA	SAN ESTEBAN ATATLAHUCA	2,800,000
OAXACA	SAN FELIPE JALAPA DE DÍAZ	8,500,000
OAXACA	SAN FELIPE USILA	3,250,000
OAXACA	SAN FRANCISCO DEL MAR	700,000
OAXACA	SAN FRANCISCO IXHUATÁN	500,000
OAXACA	SAN FRANCISCO JALTEPETONGO	600,000
OAXACA	SAN ILDEFONSO VILLA ALTA	1,300,000
OAXACA	SAN JACINTO AMILPAS	4,200,000
OAXACA	SAN JERÓNIMO TLACOCHAHUAYA	2,000,000
OAXACA	SAN JOSÉ CHILTEPEC	1,000,000
OAXACA	SAN JOSÉ DEL PROGRESO	3,500,000
OAXACA	SAN JOSÉ INDEPENDENCIA	1,500,000
OAXACA	SAN JUAN BAUTISTA JAYACATLÁN	1,500,000
OAXACA	SAN JUAN BAUTISTA SUCHITEPEC	1,500,000
OAXACA	SAN JUAN BAUTISTA TUXTEPEC	15,500,000
OAXACA	SAN JUAN CHILATECA	3,000,000
OAXACA	SAN JUAN COATZÓSPAM	1,250,000
OAXACA	SAN JUAN COTZOCÓN	250,000
OAXACA	SAN JUAN EVANGELISTA ANALCO	3,000,000
OAXACA	SAN JUAN GUELAVÍA	1,500,000
OAXACA	SAN JUAN LALANA	500,000
OAXACA	SAN JUAN OZOLOTEPEC	1,000,000
OAXACA	SAN JUAN SAYULTEPEC	1,500,000
OAXACA	SAN JUAN TABAÁ	2,000,000
OAXACA	SAN LUCAS OJITLÁN	3,500,000
OAXACA	SAN MARCIAL OZOLOTEPEC	1,000,000
OAXACA	SAN MARCOS ARTEAGA	3,100,000
OAXACA	SAN MARTÍN TILCAJETE	3,000,000
OAXACA	SAN MATEO RÍO HONDO	1,000,000
OAXACA	SAN MATEO YOLOXOCHITLÁN	1,500,000
OAXACA	SAN MIGUEL EL GRANDE	5,800,000
OAXACA	SAN MIGUEL SOYALTEPEC	3,944,000
OAXACA	SAN PABLO HUITZO	8,500,000
OAXACA	SAN PABLO MACUILTIANGUIS	2,000,000
OAXACA	SAN PABLO TIJALTEPEC	2,900,000
OAXACA	SAN PABLO VILLA DE MITLA	5,000,000

OAXACA	SAN PEDRO POCHUTLA	1,750,000
OAXACA	SAN PEDRO SOCHIÁPAM	1,000,000
OAXACA	SAN PEDRO TAPANATEPEC	500,000
OAXACA	SAN PEDRO TEUTILA	1,000,000
OAXACA	SAN PEDRO Y SAN PABLO TEPOSCOLULA	6,100,000
OAXACA	SAN PEDRO YANERI	1,000,000
OAXACA	SAN RAYMUNDO JALPAN	2,444,474
OAXACA	SAN SEBASTIÁN IXCAPA	14,722,000
OAXACA	SAN SEBASTIÁN TEITIPAC	2,760,000
OAXACA	SAN SIMÓN ZAHUATLÁN	12,555,000
OAXACA	SANTA CRUZ XOXOCOTLÁN	10,931,526
OAXACA	SANTA GERTRUDIS	1,000,000
OAXACA	SANTA MARÍA CAMOTLÁN	1,500,000
OAXACA	SANTA MARÍA CHIMALAPA	500,000
OAXACA	SANTA MARÍA HUATULCO	1,500,000
OAXACA	SANTA MARÍA JACATEPEC	1,500,000
OAXACA	SANTA MARÍA JALAPA DEL MARQUÉS	2,755,000
OAXACA	SANTA MARÍA LACHIXÍO	3,300,000
OAXACA	SANTA MARÍA TONAMECA	1,500,000
OAXACA	SANTA MARÍA YUCUHITI	1,000,000
OAXACA	SANTIAGO IXTAYUTLA	3,600,000
OAXACA	SANTIAGO NACALTEPEC	1,500,000
OAXACA	SANTIAGO NILTEPEC	500,000
OAXACA	SANTIAGO TETEPEC	2,000,000
OAXACA	SANTIAGO TEXCALCINGO	1,000,000
OAXACA	SANTIAGO YAVEO	250,000
OAXACA	SANTIAGO YOLOMÉCATL	1,500,000
OAXACA	SANTIAGO YOSONDÚA	2,500,000
OAXACA	SANTO DOMINGO ARMENTA	1,000,000
OAXACA	SANTO DOMINGO IXCATLÁN	10,000,000
OAXACA	SANTO DOMINGO OZOLOTEPEC	1,000,000
OAXACA	SANTO DOMINGO TEHUANTEPEC	10,022,473
OAXACA	SANTO DOMINGO TEPUXTEPEC	2,500,000
OAXACA	SANTO DOMINGO YANHUITLÁN	4,409,585
OAXACA	SANTO DOMINGO ZANATEPEC	500,000
OAXACA	SANTO TOMÁS MAZALTEPEC	1,500,000
OAXACA	SOLEDAD ETLA	1,500,000
OAXACA	TEOTITLÁN DE FLORES MAGÓN	500,000
OAXACA	TEOTITLÁN DEL VALLE	1,500,000
OAXACA	TLACOLULA DE MATAMOROS	2,000,000
OAXACA	TLALIXTAC DE CABRERA	4,000,000
OAXACA	TOTONTEPEC VILLA DE MORELOS	2,000,000
OAXACA	UNIÓN HIDALGO	1,000,000
OAXACA	VILLA DE CHILAPA DE DÍAZ	8,047,000
OAXACA	VILLA DE ETLA	10,000,000
OAXACA	VILLA DE TAMAZULÁPAM DEL PROGRESO	1,722,000
OAXACA	VILLA DE ZAACHILA	2,722,000
OAXACA	VILLA TALEA DE CASTRO	1,722,000
PUEBLA	ACAJETE	3,000,000
PUEBLA	ACATLÁN	3,000,000
PUEBLA	ACATZINGO	7,500,000
PUEBLA	ATEMPAN	33,000,000
PUEBLA	ATLIXCO	5,623,216
PUEBLA	CHALCHICOMULA DE SESMA	2,150,000
PUEBLA	CHIAUTLA	5,098,969
PUEBLA	CHIETLA	5,408,724
PUEBLA	CHIGMECATITLÁN	2,273,486

PUEBLA	CHIGNAHUAPAN	20,900,000
PUEBLA	CHILA	1,801,120
PUEBLA	CHILA DE LA SAL	2,315,549
PUEBLA	CUAPIAXTLA DE MADERO	2,200,000
PUEBLA	CUAUTEMPAN	3,500,000
PUEBLA	FRANCISCO Z. MENA	7,000,000
PUEBLA	HONEY	1,500,000
PUEBLA	HUAQUECHULA	2,500,000
PUEBLA	HUATLATLAUCA	6,364,000
PUEBLA	HUAUCHINANGO	4,000,000
PUEBLA	HUEYTAMALCO	5,000,000
PUEBLA	IXTACAMAXTITLÁN	8,100,000
PUEBLA	JUAN GALINDO	1,500,000
PUEBLA	LOS REYES DE JUÁREZ	2,000,000
PUEBLA	NAUPAN	1,500,000
PUEBLA	PAHUATLÁN	5,000,000
PUEBLA	PIAXTLA	1,004,420
PUEBLA	PUEBLA	10,500,000
PUEBLA	QUECHOLAC	4,500,000
PUEBLA	SAN PEDRO CHOLULA	33,000,000
PUEBLA	SAN SALVADOR EL SECO	1,636,000
PUEBLA	SAN SALVADOR EL VERDE	5,532,322
PUEBLA	SAN SALVADOR HUIXCOLOTLA	1,000,000
PUEBLA	SANTA ISABEL CHOLULA	2,500,000
PUEBLA	SANTIAGO MIAHUATLÁN	3,000,000
PUEBLA	TECALI DE HERRERA	1,000,000
PUEBLA	TEHUACÁN	10,350,000
PUEBLA	TEOPANTLÁN	1,030,749
PUEBLA	TEPEACA	18,500,000
PUEBLA	TETELA DE OCAMPO	11,000,000
PUEBLA	TIANGUISMANALCO	1,572,549
PUEBLA	TLACOTEPEC DE BENITO JUÁREZ	1,500,000
PUEBLA	TLACUILOTEPEC	1,500,000
PUEBLA	TLAXCO	1,500,000
PUEBLA	TOCHTEPEC	10,000,000
PUEBLA	XAYACATLÁN DE BRAVO	1,371,218
PUEBLA	XICOTEPEC	7,000,000
PUEBLA	YEHUALTEPEC	1,500,000
PUEBLA	ZACATLÁN	2,500,000
PUEBLA	ZARAGOZA	1,500,000
PUEBLA	ZIHUATEUTLA	1,500,000
QUERÉTARO	AMEALCO DE BONFIL	9,000,000
QUERÉTARO	ARROYO SECO	1,500,000
QUERÉTARO	COLÓN	1,500,000
QUERÉTARO	CORREGIDORA	31,000,000
QUERÉTARO	EL MARQUÉS	8,500,000
QUERÉTARO	EZEQUIEL MONTES	3,000,000
QUERÉTARO	HUIMILPAN	1,000,000
QUERÉTARO	LANDA DE MATAMOROS	1,500,000
QUERÉTARO	PEDRO ESCOBEDO	2,500,000
QUERÉTARO	PEÑAMILLER	4,000,000
QUERÉTARO	PINAL DE AMOLES	1,500,000
QUERÉTARO	QUERÉTARO	53,500,000
QUERÉTARO	SAN JOAQUÍN	1,500,000
QUERÉTARO	SAN JUAN DEL RÍO	16,000,000
QUERÉTARO	TEQUISQUIAPAN	1,500,000
QUERÉTARO	TOLIMÁN	4,661,204

QUINTANA ROO	BACALAR	19,000,000
QUINTANA ROO	BENITO JUÁREZ	2,200,712
QUINTANA ROO	COZUMEL	3,000,000
QUINTANA ROO	JOSÉ MARÍA MORELOS	4,000,000
SAN LUIS POTOSÍ	AHUALULCO	4,000,000
SAN LUIS POTOSÍ	AQUISMÓN	10,625,000
SAN LUIS POTOSÍ	CATORCE	46,596,865
SAN LUIS POTOSÍ	CERRITOS	4,662,367
SAN LUIS POTOSÍ	CHARCAS	2,000,000
SAN LUIS POTOSÍ	CIUDAD DEL MAÍZ	3,500,000
SAN LUIS POTOSÍ	CIUDAD FERNÁNDEZ	5,000,000
SAN LUIS POTOSÍ	COXCATLÁN	4,250,000
SAN LUIS POTOSÍ	GUADALCÁZAR	5,000,000
SAN LUIS POTOSÍ	LAGUNILLAS	1,000,000
SAN LUIS POTOSÍ	MATEHUALA	5,000,000
SAN LUIS POTOSÍ	MEXQUITIC DE CARMONA	9,048,000
SAN LUIS POTOSÍ	MOCTEZUMA	16,376,180
SAN LUIS POTOSÍ	RAYÓN	1,500,000
SAN LUIS POTOSÍ	RIOVERDE	2,500,000
SAN LUIS POTOSÍ	SALINAS	4,000,000
SAN LUIS POTOSÍ	SAN CIRO DE ACOSTA	3,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	25,000,000
SAN LUIS POTOSÍ	SAN NICOLÁS TOLENTINO	15,000,000
SAN LUIS POTOSÍ	SAN VICENTE TANCUAYALAB	2,364,589
SAN LUIS POTOSÍ	SANTA MARÍA DEL RÍO	20,000,000
SAN LUIS POTOSÍ	TAMPAMOLÓN CORONA	2,248,404
SAN LUIS POTOSÍ	TANCANHUITZ	5,125,000
SAN LUIS POTOSÍ	VANEGAS	5,000,000
SAN LUIS POTOSÍ	VILLA DE ARISTA	750,000
SAN LUIS POTOSÍ	VILLA HIDALGO	750,000
SINALOA	AHOME	40,000,000
SINALOA	ANGOSTURA	5,000,000
SINALOA	BADIRAGUATO	7,193,204
SINALOA	CHOIX	11,379,734
SINALOA	CONCORDIA	8,847,692
SINALOA	COSALÁ	5,000,000
SINALOA	CULIACÁN	54,189,668
SINALOA	EL FUERTE	7,200,414
SINALOA	ELOTA	5,000,000
SINALOA	ESCUINAPA	5,000,000
SINALOA	GUASAVE	20,000,000
SINALOA	MAZATLÁN	21,976,262
SINALOA	MOCORITO	11,861,097
SINALOA	NAVOLATO	5,000,000
SINALOA	ROSARIO	5,000,000
SINALOA	SALVADOR ALVARADO	111,290,700
SINALOA	SAN IGNACIO	8,952,308
SINALOA	SINALOA	26,908,921
SONORA	AGUA PRIETA	4,500,000
SONORA	ALTAR	300,000
SONORA	ATIL	300,000
SONORA	BACANORA	350,000
SONORA	BACERAC	350,000
SONORA	BÁCUM	999,901
SONORA	BAVIÁCORA	500,000
SONORA	BENJAMÍN HILL	300,000
SONORA	CABORCA	2,000,000

SONORA	CANANEA	4,500,000
SONORA	CARBÓ	500,000
SONORA	CUCURPE	500,000
SONORA	CUMPAS	5,200,000
SONORA	GENERAL PLUTARCO ELÍAS CALLES	5,000,000
SONORA	GUAYMAS	10,000,000
SONORA	HERMOSILLO	3,500,000
SONORA	HUACHINERA	350,000
SONORA	HUÉPAC	350,000
SONORA	IMURIS	2,000,000
SONORA	LA COLORADA	1,000,099
SONORA	MAGDALENA	1,000,000
SONORA	NACO	3,850,000
SONORA	NÁCORI CHICO	350,000
SONORA	NAVOJOA	22,500,000
SONORA	NOGALES	16,000,000
SONORA	ONAVAS	350,000
SONORA	OQUITOA	600,000
SONORA	PITIQUITO	300,000
SONORA	PUERTO PEÑASCO	7,000,000
SONORA	QUIRIEGO	500,000
SONORA	SAN FELIPE DE JESÚS	350,000
SONORA	SAN LUIS RÍO COLORADO	12,000,000
SONORA	SAN MIGUEL DE HORCASITAS	500,000
SONORA	SANTA ANA	2,000,000
SONORA	SANTA CRUZ	1,000,000
SONORA	SÁRIC	300,000
SONORA	SOYOPA	350,000
SONORA	TEPACHE	350,000
SONORA	TRINCHERAS	200,000
SONORA	TUBUTAMA	200,000
SONORA	VILLA HIDALGO	5,000,000
TABASCO	BALANCÁN	5,500,000
TABASCO	CÁRDENAS	26,250,000
TABASCO	CENTLA	13,680,000
TABASCO	CENTRO	6,000,000
TABASCO	COMALCALCO	100,000,000
TABASCO	CUNDUACÁN	8,750,000
TABASCO	HUIMANGUILLO	28,250,000
TABASCO	JALAPA	8,250,000
TABASCO	JALPA DE MÉNDEZ	22,000,000
TABASCO	MACUSPANA	5,000,000
TABASCO	NACAJUCA	6,000,000
TABASCO	PARAÍSO	10,000,000
TABASCO	TACOTALPA	9,660,000
TABASCO	TENOSIQUE	9,660,000
TAMAULIPAS	ALDAMA	2,000,000
TAMAULIPAS	ALTAMIRA	17,000,000
TAMAULIPAS	BURGOS	1,000,000
TAMAULIPAS	CIUDAD MADERO	21,000,000
TAMAULIPAS	EL MANTE	5,000,000
TAMAULIPAS	GÓMEZ FARÍAS	2,000,000
TAMAULIPAS	GONZÁLEZ	5,500,000
TAMAULIPAS	GÜÉMEZ	2,000,000
TAMAULIPAS	GUSTAVO DÍAZ ORDAZ	1,000,000
TAMAULIPAS	HIDALGO	3,000,000
TAMAULIPAS	JAUMAVE	2,000,000

TAMAULIPAS	JIMÉNEZ	2,500,000
TAMAULIPAS	LLERA	3,200,000
TAMAULIPAS	MAINERO	1,000,000
TAMAULIPAS	MATAMOROS	18,000,000
TAMAULIPAS	MIER	5,000,000
TAMAULIPAS	MIGUEL ALEMÁN	20,000,000
TAMAULIPAS	NUEVO LAREDO	7,000,000
TAMAULIPAS	OCAMPO	2,000,000
TAMAULIPAS	PADILLA	2,000,000
TAMAULIPAS	REYNOSA	25,000,000
TAMAULIPAS	RÍO BRAVO	3,000,000
TAMAULIPAS	SAN CARLOS	1,000,000
TAMAULIPAS	SAN FERNANDO	5,000,000
TAMAULIPAS	SAN NICOLÁS	500,000
TAMAULIPAS	SOTO LA MARINA	8,200,000
TAMAULIPAS	TULA	2,000,000
TAMAULIPAS	VALLE HERMOSO	5,000,000
TAMAULIPAS	VILLAGRÁN	1,000,000
TAMAULIPAS	XICOTÉNCATL	20,000,000
TLAXCALA	ACUAMANALA DE MIGUEL HIDALGO	1,500,000
TLAXCALA	AMAXAC DE GUERRERO	1,000,000
TLAXCALA	APETATITLÁN DE ANTONIO CARVAJAL	2,000,000
TLAXCALA	APIZACO	1,000,000
TLAXCALA	ATLANGATEPEC	1,000,000
TLAXCALA	ATLTZAYANCA	1,000,000
TLAXCALA	BENITO JUÁREZ	500,000
TLAXCALA	CALPULALPAN	8,000,000
TLAXCALA	CHIAUTEMPAN	3,535,213
TLAXCALA	CONTLA DE JUAN CUAMATZI	6,500,000
TLAXCALA	CUAXOMULCO	1,000,000
TLAXCALA	EL CARMEN TEQUEXQUITLA	1,000,000
TLAXCALA	EMILIANO ZAPATA	1,700,000
TLAXCALA	ESPAÑITA	1,500,000
TLAXCALA	HUEYOTLIPAN	4,000,000
TLAXCALA	IXTACUIXTLA DE MARIANO MATAMOROS	2,100,000
TLAXCALA	IXTENCO	1,000,000
TLAXCALA	LÁZARO CÁRDENAS	1,000,000
TLAXCALA	MUÑOZ DE DOMINGO ARENAS	5,000,000
TLAXCALA	NANACAMILPA DE MARIANO ARISTA	3,500,000
TLAXCALA	NATÍVITAS	2,000,000
TLAXCALA	PANOTLA	550,000
TLAXCALA	PAPALOTLA DE XICOHTÉNCATL	2,100,000
TLAXCALA	SAN DAMIÁN TEXÓLOC	26,500,000
TLAXCALA	SAN FRANCISCO TETLANOHCAN	1,200,000
TLAXCALA	SAN JERÓNIMO ZACUALPAN	3,500,000
TLAXCALA	SAN JOSÉ TEACALCO	1,400,000
TLAXCALA	SAN JUAN HUACTZINCO	2,000,000
TLAXCALA	SANCTÓRUM DE LÁZARO CÁRDENAS	2,000,000
TLAXCALA	SANTA ANA NOPALUCAN	1,400,000
TLAXCALA	SANTA APOLONIA TEACALCO	1,000,000
TLAXCALA	SANTA CATARINA AYOMETLA	550,000
TLAXCALA	SANTA CRUZ QUILEHTLA	1,500,000
TLAXCALA	SANTA ISABEL XILOXOXTLA	570,000
TLAXCALA	TEPETITLA DE LARDIZÁBAL	500,000
TLAXCALA	TEPEYANCO	5,930,000
TLAXCALA	TERRENATE	1,000,000
TLAXCALA	TLAXCALA	15,769,047

TLAXCALA	TLAXCO	1,000,000
TLAXCALA	TZOMPANTEPEC	1,000,000
TLAXCALA	XALOZTOC	6,300,000
TLAXCALA	XALTOCAN	1,250,000
TLAXCALA	XICOHTZINCO	2,100,000
TLAXCALA	YAUHQUEMEHCAN	2,000,000
TLAXCALA	ZACATELCO	3,350,000
TLAXCALA	ZILTLALTÉPEC DE TRINIDAD SÁNCHEZ SANTOS	1,000,000
VERACRUZ	ACAYUCAN	3,000,000
VERACRUZ	ACTOPAN	5,000,000
VERACRUZ	AGUA DULCE	40,000,000
VERACRUZ	ÁLAMO TEMAPACHE	4,500,000
VERACRUZ	ALPATLÁHUAC	5,000,000
VERACRUZ	ALTO LUCERO DE GUTIÉRREZ BARRIOS	2,000,000
VERACRUZ	ALTOTONGA	10,000,000
VERACRUZ	ALVARADO	6,712,224
VERACRUZ	AMATLÁN DE LOS REYES	2,000,000
VERACRUZ	ASTACINGA	1,000,000
VERACRUZ	ATZACAN	1,000,000
VERACRUZ	ATZALAN	2,000,000
VERACRUZ	BANDERILLA	8,000,000
VERACRUZ	BENITO JUÁREZ	4,000,000
VERACRUZ	BOCA DEL RÍO	30,000,000
VERACRUZ	CARLOS A. CARRILLO	5,000,000
VERACRUZ	CATEMACO	2,000,000
VERACRUZ	CAZONES DE HERRERA	2,000,000
VERACRUZ	CERRO AZUL	2,500,000
VERACRUZ	CHACALTIANGUIS	1,500,000
VERACRUZ	CHALMA	3,000,000
VERACRUZ	CHICONQUIACO	1,000,000
VERACRUZ	CHONTLA	1,500,000
VERACRUZ	CITLALTÉPETL	3,000,000
VERACRUZ	COACOATZINTLA	4,000,000
VERACRUZ	COATEPEC	6,178,092
VERACRUZ	COATZACOALCOS	35,000,000
VERACRUZ	COATZINTLA	7,700,000
VERACRUZ	CÓRDOBA	12,000,000
VERACRUZ	COSAMALOAPAN DE CARPIO	4,402,876
VERACRUZ	COSAUTLÁN DE CARVAJAL	2,000,000
VERACRUZ	COSCOMATEPEC	9,949,898
VERACRUZ	COSOLEACAQUE	22,000,000
VERACRUZ	COYUTLA	1,000,000
VERACRUZ	EL HIGO	2,500,000
VERACRUZ	ESPINAL	6,889,138
VERACRUZ	FORTÍN	2,000,000
VERACRUZ	GUTIÉRREZ ZAMORA	4,825,825
VERACRUZ	HIDALGOTITLÁN	4,695,831
VERACRUZ	HUAYACOCOTLA	3,000,000
VERACRUZ	ILAMATLÁN	2,000,000
VERACRUZ	ISLA	5,000,000
VERACRUZ	IXMATLAHUACAN	2,718,325
VERACRUZ	IXTACZOQUITLÁN	12,000,000
VERACRUZ	JAMAPA	2,658,325
VERACRUZ	JESÚS CARRANZA	2,050,102
VERACRUZ	JILOTEPEC	1,000,000
VERACRUZ	JOSÉ AZUETA	4,000,000

VERACRUZ	JUAN RODRÍGUEZ CLARA	4,000,000
VERACRUZ	JUCHIQUE DE FERRER	2,000,000
VERACRUZ	LAS MINAS	2,591,440
VERACRUZ	MAGDALENA	2,000,000
VERACRUZ	MALTRATA	500,000
VERACRUZ	MANLIO FABIO ALTAMIRANO	9,000,000
VERACRUZ	MARTÍNEZ DE LA TORRE	19,000,000
VERACRUZ	MECATLÁN	2,100,946
VERACRUZ	MINATITLÁN	5,125,604
VERACRUZ	MISANTLA	1,000,000
VERACRUZ	MOLOACÁN	2,648,565
VERACRUZ	NANCHITAL DE LÁZARO CÁRDENAS DEL RÍO	35,000,000
VERACRUZ	NARANJAL	2,000,000
VERACRUZ	NARANJOS AMATLÁN	1,000,000
VERACRUZ	OLUTA	6,729,063
VERACRUZ	OMEALCA	3,500,000
VERACRUZ	OTEAPAN	3,000,000
VERACRUZ	PAJAPAN	1,300,000
VERACRUZ	PAPANTLA	4,419,550
VERACRUZ	PLAYA VICENTE	4,000,000
VERACRUZ	POZA RICA DE HIDALGO	7,115,970
VERACRUZ	PUEBLO VIEJO	15,000,000
VERACRUZ	SAN ANDRÉS TENEJAPAN	1,175,205
VERACRUZ	SAN ANDRÉS TUXTLA	22,200,000
VERACRUZ	SAN RAFAEL	8,000,000
VERACRUZ	SAYULA DE ALEMÁN	4,000,000
VERACRUZ	SOLEDAD ATZOMPA	2,500,000
VERACRUZ	SOLEDAD DE DOBLADO	2,000,000
VERACRUZ	TAMIAHUA	2,000,000
VERACRUZ	TAMPICO ALTO	4,000,000
VERACRUZ	TATAHUICAPAN DE JUÁREZ	1,498,728
VERACRUZ	TECOLUTLA	3,764,541
VERACRUZ	TEHUIPANGO	1,000,000
VERACRUZ	TEOCELO	8,577,141
VERACRUZ	TEPETZINTLA	1,000,000
VERACRUZ	TEQUILA	4,500,000
VERACRUZ	TEZONAPA	3,500,000
VERACRUZ	TIERRA BLANCA	15,000,000
VERACRUZ	TIHUATLÁN	7,584,030
VERACRUZ	TLACOLULAN	11,000,000
VERACRUZ	TLALNELHUAYOCAN	2,524,264
VERACRUZ	TLAPACOYAN	2,000,000
VERACRUZ	TRES VALLES	7,708,250
VERACRUZ	TUXPAN	10,000,000
VERACRUZ	TUXTILLA	2,000,000
VERACRUZ	URSULO GALVÁN	7,000,000
VERACRUZ	UXPANAPA	2,130,000
VERACRUZ	VEGA DE ALATORRE	2,000,000
VERACRUZ	VERACRUZ	24,500,000
VERACRUZ	VILLA ALDAMA	3,000,000
VERACRUZ	XALAPA	40,100,000
VERACRUZ	XALAPA	35,000,000
VERACRUZ	XICO	5,000,000
VERACRUZ	YANGA	8,000,000
VERACRUZ	YECUATLA	2,000,000
VERACRUZ	ZACUALPAN	4,500,000

VERACRUZ	ZARAGOZA	2,805,000
YUCATÁN	ACANCEH	2,799,288
YUCATÁN	BUCTZOTZ	5,000,000
YUCATÁN	CHEMAX	8,600,000
YUCATÁN	CONKAL	8,350,000
YUCATÁN	DZÁN	10,000,000
YUCATÁN	HOCTÚN	5,000,000
YUCATÁN	HUNUCMÁ	5,000,000
YUCATÁN	KANTUNIL	4,500,000
YUCATÁN	MÉRIDA	5,000,000
YUCATÁN	MOTUL	6,750,000
YUCATÁN	OPICHÉN	5,500,000
YUCATÁN	TEMOZÓN	3,000,000
YUCATÁN	TEPAKÁN	10,000,000
YUCATÁN	TUNKÁS	3,300,000
YUCATÁN	VALLADOLID	30,000,000
ZACATECAS	APOZOL	1,000,000
ZACATECAS	ATOLINGA	1,000,000
ZACATECAS	BENITO JUÁREZ	10,800,000
ZACATECAS	CALERA	2,000,000
ZACATECAS	CAÑITAS DE FELIPE PESCADOR	2,000,000
ZACATECAS	CHALCHIHUITES	9,062,800
ZACATECAS	CONCEPCIÓN DEL ORO	8,135,013
ZACATECAS	EL PLATEADO DE JOAQUÍN AMARO	1,000,000
ZACATECAS	FRESNILLO	12,320,000
ZACATECAS	GENERAL ENRIQUE ESTRADA	7,730,455
ZACATECAS	GENERAL FRANCISCO R. MURGUÍA	3,500,000
ZACATECAS	GENERAL PÁNFILO NATERA	1,500,000
ZACATECAS	GUADALUPE	19,340,000
ZACATECAS	HUANUSCO	1,000,000
ZACATECAS	JALPA	27,100,000
ZACATECAS	JEREZ	24,840,000
ZACATECAS	JIMÉNEZ DEL TEUL	780,000
ZACATECAS	JUAN ALDAMA	2,000,000
ZACATECAS	JUCHIPILA	2,440,000
ZACATECAS	LORETO	24,595,657
ZACATECAS	LUIS MOYA	440,000
ZACATECAS	MELCHOR OCAMPO	1,000,000
ZACATECAS	MIGUEL AUZA	27,000,000
ZACATECAS	MOMAX	1,000,000
ZACATECAS	MONTE ESCOBEDO	3,000,000
ZACATECAS	MORELOS	2,000,000
ZACATECAS	MOYAHUA DE ESTRADA	1,000,000
ZACATECAS	NOCHISTLÁN DE MEJÍA	4,500,000
ZACATECAS	NORIA DE ÁNGELES	2,000,000
ZACATECAS	OJOCALIENTE	12,000,000
ZACATECAS	PÁNUCO	6,000,328
ZACATECAS	PINOS	3,500,000
ZACATECAS	RÍO GRANDE	4,000,000
ZACATECAS	SAIN ALTO	2,000,000
ZACATECAS	SANTA MARÍA DE LA PAZ	4,713,773
ZACATECAS	SOMBRERETE	4,880,000
ZACATECAS	SUSTICACÁN	1,000,000
ZACATECAS	TABASCO	9,500,000
ZACATECAS	TEPECHITLÁN	1,000,000
ZACATECAS	TEPETONGO	1,000,000
ZACATECAS	TEÚL DE GONZÁLEZ ORTEGA	4,610,000
ZACATECAS	TLALTENANGO DE SÁNCHEZ ROMÁN	3,000,000

ZACATECAS	TRANCOSO	1,000,000
ZACATECAS	TRINIDAD GARCÍA DE LA CADENA	1,000,000
ZACATECAS	VALPARAÍSO	14,700,000
ZACATECAS	VETAGRANDE	2,000,000
ZACATECAS	VILLA GARCÍA	3,000,000
ZACATECAS	VILLA GONZÁLEZ ORTEGA	1,500,000
ZACATECAS	VILLA HIDALGO	14,500,000
ZACATECAS	VILLANUEVA	20,500,000
ZACATECAS	ZACATECAS	8,060,000

ANEXO 20.3 AMPLIACIONES PARA PROYECTOS DE DESARROLLO REGIONAL (pesos)

	MONTO
TOTAL	**19,771,446,636**
PROYECTOS DE PAVIMENTACIÓN E INFRAESTRUCTURA DE VIALIDAD VEHICULAR Y PEATONAL	**8,058,967,573**
ADOQUINAMIENTO DE LA CALLE LÁZARO CÁRDENAS Y CALLE MORELOS, EN EL MUNICIPIO DE ACTEOPAN, EN EL ESTADO DE PUEBLA	759,577
ADOQUINAMIENTO DE LA CALLE MAESTRO RAMÍREZ NÚMERO 2, EN EL MUNICIPIO DE HUAQUECHULA, EN EL ESTADO DE PUEBLA	1,954,356
ADOQUINAMIENTO DE LA CALLE MANUEL ÁVILA CAMACHO ENTRE CALLE REFORMA Y CALLE INDEPENDENCIA, EN EL MUNICIPIO DE HUATLATLAUCA, EN EL ESTADO DE PUEBLA	1,006,327
ADOQUINAMIENTO DE LA CALLE NICOLÁS BRAVO ENTRE CALLE REFORMA Y ORIENTE Y CALLE GALEANA ORIENTE ENTRE CALLE NICOLÁS BRAVO Y CALLE MÁXIMO ÁVILA CAMACHO, EN EL MUNICIPIO DE TZICATLACOYAN, EN EL ESTADO DE PUEBLA	1,069,667
ADOQUINAMIENTO DE LA CALLE VENADITO ENTRE CALLE SIN HOMBRE Y CARRETERA FEDERAL ATLIXCO, EN EL MUNICIPIO DE SANTA ISABEL CHOLULA, EN EL ESTADO DE PUEBLA	2,000,000
AMPLIACIÓN A CUATRO CARRILES DE LA AVENIDA ADOLF B. HORN, MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	17,309,706
AMPLIACIÓN DE LA RED DE DRENAJE EN LA CALLE PRIVADA ABASOLO EN LA COMUNIDAD DE GACHUPINES, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE GUANAJUATO	601,828
ANDADOR DE LOS HERRERA A LA CARRETERA MUNICIPAL, EN EL MUNICIPIO DE SAN JOAQUÍN, EN EL ESTADO DE QUERÉTARO	5,609,296
BOULEVARD JOSÉ MARÍA PINO SUÁREZ EN EL MUNICIPIO DE CENTLA, EN EL ESTADO DE TABASCO	18,000,000
BOULEVARD LÁZARO CÁRDENAS SAHUAYO - JIQUILPAN EN EL ESTADO DE MICHOACÁN	100,000,000
CALLE ÁLVARO OBREGÓN ENTRE CALLE PRIV ÁLVARO OBREGÓN Y CALLE ANTONIO PLAZA DE LA COLONIA EMILIANO ZAPATA, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	447,793
CALLE AVENIDA DEL DÓLAR ENTRE CALLE JUAN DE LA LUZ ENRIQUEZ Y CALLE PROL. DEL NOGAL DE LA COLONIA DEL BOSQUE, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,735,513
CALLE CAMPECHE ENTRE CALLE DURANGO Y CALLE VIOLETAS DE LA COLONIA LUIS DONALDO COLOSIO, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,362,868
CALLE CENTRAL ENTRE CALLE DEL CEDRO Y CALLE DEL ABETO DE LA COLONIA TERESA MORALES, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	589,648
CALLE CHIAPAS ENTRE CALLE DURANGO Y CALLE VIOLETAS DE LA COLONIA LUIS DONALDO COLOSIO, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,230,568
CALLE DE LA MARGARITA ENTRE CALLE MANUEL ACUÑA Y CALLE DE LA ROSA DE LA COLONIA JARDINES DE AMADO NERVO, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,007,128
CALLE DEL CEDRO ENTRE CALLE DEL OLMO Y CALLE ANTONIO PLAZA DE LA COLONIA TERESA MORALES, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,642,462
CALLE DEL CLAVEL ENTRE CALLE MANUEL ACUÑA Y CALLE DE LA ROSA DE LA COLONIA JARDINES DE AMADO NERVO, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	952,091
CALLE DEL OLMO ENTRE CALLE DEL CEDRO Y CALLE DEL ABETO DE LA COLONIA TERESA MORALES, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	589,648
CALLE DEL ROBLE ENTRE CALLE DEL OLMO Y CALLE ANTONIO PLAZA DE LA COLONIA TERESA MORALES, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,672,744
CALLE DURANGO ENTRE CALLE CIRC. MAGISTERIAL Y CALLE GLADIOLAS DE LA COLONIA LUIS DONALDO COLOSIO, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,852,217
CALLE ENRIQUE RANGEL ENTRE CALLE 20 DE NOV Y CALLE FLORES MAGON DE LA COLONIA PEDREGAL, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	646,243
CALLE FRANCISCO VILLA ENTRE CALLE REPUBLICA MEXICANA Y CALLE ENRIQUE RANGEL DE LA COLONIA PEDREGAL, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,059,680
CALLE GUDELIO MORALES ENTRE CALLE EZEQUIEL NIETO MERINO Y CALLE COFRE DE PEROTE DE LA COLONIA LANDA, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	595,813
CALLE IGNACIO LOPEZ RAYON ENTRE CALLE SAN CARLOS Y CALLE J J CORONADO DE LA COLONIA COLEGIO MILITAR, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	380,971

CALLE IGNACIO ZARAGOZA ENTRE CALLE ANTONIO PLAZA Y CALLE JUAN DE DIOS PEZA DE LA COLONIA EMILIANO ZAPATA, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,689,208
CALLE MANUEL ACUÑA ENTRE CALLE OCOPILA Y CALLE JUSTO SIERRA DE LA COLONIA AMADO NERVO, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	852,410
CALLE MARIANO ESCOBEDO ENTRE CALLE 26 DE JUNIO Y CALLE FLORES MAGON DE LA COLONIA PEDREGAL, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	243,830
CALLE MARIANO ESCOBEDO ENTRE CALLE CUAUHTEMOC Y CALLE FLORES MAGON DE LA COLONIA PEDREGAL, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	715,149
CALLE MELCHOR OCAMPO ENTRE CALLE JUAN DE LA LUZ ENRIQUEZ Y CALLE FELIPE CARRILLO PUERTO DE LA COLONIA VICENTE GUERRERO, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,316,012
CALLE MIGUEL DE CERVANTES ENTRE CALLE JUAN DE DIOS PEZA Y CALLE BAIZABAL DE LA COLONIA FRANCISCO VILLA, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,562,420
CALLE NICOLAS BRAVO ENTRE CALLE PLUTARCO ELIAS CALLES Y CALLE PORFIRIO DIAZ DE LA COLONIA EMILIANO ZAPATA, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,065,928
CALLE NIÑOS HEROES ENTRE CALLE SAN CARLOS Y CALLE J J CORONADO DE LA COLONIA COLEGIO MILITAR, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	551,572
CALLE PORFIRIO DIAZ ENTRE CALLE NICOLAS BRAVO Y CALLE JUAN DE DIOS PEZA DE LA COLONIA EMILIANO ZAPATA, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,289,368
CALLE PRIV ALVARO OBREGON ENTRE CALLE PRIV ALVARO OBREGON Y CALLE ALVARO OBREGON DE LA COLONIA EMILIANO ZAPATA, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	422,068
CALLE RIO COATZACOALCOS ENTRE CALLE PAPALOAPAN Y CALLE TECOLUTLA DE LA COLONIA AMPLIACIÓN VERACRUZ, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	548,672
CALLE RIO COATZACOALCOS ENTRE CALLE RIO CAZONES Y CALLE RIO TECOLUTLA DE LA COLONIA AMP. VERACRUZ, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	583,180
CALLE RIO NAUTLA ENTRE CALLE PAPALOAPAN Y CALLE TECOLUTLA DE LA COLONIA AMPLIACIÓN VERACRUZ, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	538,749
CALLE RIO TECOLUTLA ENTRE CALLE OCOPILA Y CALLE DEL OLMO DE LA COLONIA AMPLIACIÓN VERACRUZ, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,798,355
CALLE RIO TEMPOAL ENTRE CALLE BARRANCA DE OCOPILA Y CALLE DEL OLMO DE LA COLONIA AMPLIACIÓN VERACRUZ, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,909,708
CALLE RIO TONALA ENTRE CALLE PAPALOAPAN Y CALLE TECOLUTLA DE LA COLONIA AMPLIACIÓN VERACRUZ, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	542,608
CALLE RIO TONALA ENTRE CALLE RIO CAZONES Y CALLE RIO TECOLUTLA DE LA COLONIA AMP. VERACRUZ, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	584,944
CALLE RIO TUXPAN ENTRE CALLE OCOPILA Y CALLE DEL OLMO DE LA COLONIA AMPLIACIÓN VERACRUZ, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,795,599
CALLE SAN RAFAEL ENTRE CALLE SAN FRANCISCO DE ASIS Y CALLE SALVADOR GONZALEZ DE LA COLONIA SAN RAFAEL, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,806,279
CALLE TABASCO ENTRE CALLE DURANGO Y CALLE VIOLETAS DE LA COLONIA LUIS DONALDO COLOSIO, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,456,580
CALLE VIOLETAS ENTRE CALLE BLV. INSURGENTES Y CALLE VERACRUZ DE LA COLONIA COLOSIO, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,670,770
CALLE YUCATAN ENTRE CALLE DURANGO Y CALLE VIOLETAS DE LA COLONIA LUIS DONALDO COLOSIO, EN EL MUNICIPIO DE PEROTE, EN EL ESTADO DE VERACRUZ	1,291,205
CAMINO A LAS CASCADAS-SAN AGUSTÍN, EN EL MUNICIPIO DE SOYANIQUILPAN DE JUÁREZ, EN EL ESTADO DE MÉXICO	5,414,990
CAMINO DE SAN ANTONIO DE LAS PALMAS A SANTA MARÍA PALAPA, EN EL MUNICIPIO DE SAN MARTÍN DE LAS PIRÁMIDES, EN EL ESTADO DE MÉXICO	18,880,000
CAMINO LA VEGA-SANTIAGO OXTHOC, EN EL MUNICIPIO DE SOYANIQUILPAN DE JUÁREZ, EN EL ESTADO DE MÉXICO	6,573,313
CAMINO PINAL DEL MARQUESADO A VALLE DE BRAVO, EN EL MUNICIPIO DE OTZOLOAPAN, EN EL ESTADO DE MÉXICO	26,150,000
CAMINO POZO DE BOMBEO-AHORCADO SANTA CRUZ, EN EL MUNICIPIO DE SOYANIQUILPAN DE JUÁREZ, EN EL ESTADO DE MÉXICO	8,742,698
CAMINO RURAL E.C. (EL AGUACATE-LOS ÁNGELES TETELA) SAN JOSÉ XAXACMAYO (PRIMERA ETAPA), EN EL MUNICIPIO DE PUEBLA, EN EL ESTADO DE PUEBLA	6,100,000
CARPETA ASFÁLTICA CARRETERA DE INGRESO AL MUNICIPIO DE TARETAN, MICHOACÁN	27,000,000
CARPETA ASFÁLTICA CARRETERA GÓMEZ FARÍAS - SAN ANTONIO OCAMPO DEL MUNICIPIO DE TANGANCICUARO, MICHOACÁN DE OCAMPO	30,000,000
CARPETA ASFÁLTICA CARRETERA LOS LIMONES LOS REYES, MICHOACÁN	6,000,000
CARRETERA CAYACO-HACIENDA VIEJA, EN EL MUNICIPIO DE LA HUACANA, EN EL ESTADO DE MICHOACÁN	21,203,983
CONSTRUCCIÓN DE CONCRETO HIDRÁULICO DE ANDADOR EN EL MUNICIPIO DE JALAPA, TABASCO	1,350,000
CONSTRUCCIÓN CON CONCRETO HIDRÁULICO DE LAS CALLES ZARAGOZA, ITURBIDE Y NIÑO PERDIDO,	1,630,643

EN EL MUNICIPIO DE ACTEOPAN, EN EL ESTADO DE PUEBLA	
CONSTRUCCIÓN CON CONCRETO HIDRÁULICO EN LA AV. CONSTITUCIÓN 1ERA ETAPA, EN EL MUNICIPIO DE TENOSIQUE, EN EL ESTADO DE TABASCO	4,800,000
CONSTRUCCIÓN DE CONCRETO HIDRÁULICO DE CALLE, BANQUETAS Y GUARNICIONES DE LA CALLE PROLONGACIÓN DE JOSÉ M. PINO SUAREZ UBICADO EN LA CIUDAD DE JALAPA TABASCO	2,870,000
CONSTRUCCIÓN DE PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN EL MUNICIPIO DE CENTRO, TABASCO	1,334,464
CONSTRUCCION DE ALUMBRADO PUBLICO EN EL CAMINO A SAN AGUSTIN DE LAS JUNTAS, EN EL MUNICIPIO DE SANTA CRUZ XOXOCOTLÁN, EN EL ESTADO DE OAXACA	2,875,125
CONSTRUCCIÓN DE ANDADOR, COLONIA COCOYOTLA, COLONIA EL 35, COATLÁN DEL RÍO, MORELOS	2,299,540
CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN AV. REFORMA, HUEYAPAN, TETELA DEL VOLCÁN, MORELOS.	799,964
CONSTRUCCIÓN DE BOULEVARD EN EL MUNICIPIO DE JALPA DE MÉNDEZ, TABASCO	4,000,000
CONSTRUCCIÓN DE CALZADA SAN GABRIEL, EN EL MUNICIPIO DE TLAXCALA, TLAXCALA	3,500,000
CONSTRUCCIÓN DE CAMINO DE MONTEGRANDE A HIERBABUENA A ISBONTICK INCLUYE RAMAL BARRIO SITETIC, EN EL MUNICIPIO DE BOCHIL, EN EL ESTADO DE CHIAPAS	5,000,000
CONSTRUCCIÓN DE CAMINO E.C. (CATE - PICHUCALCO) - LA LAGUNITA, EN EL MUNICIPIO DE BOCHIL, EN EL ESTADO DE CHIAPAS	8,600,837
CONSTRUCCIÓN DE CAMINO LOS RANCHOS-LAS TROJES TRAMO KM 6+300 AL KM 15 +000 (C), EN EL MUNICIPIO DE COALCOMÁN DE VÁZQUEZ PALLARES, EN EL ESTADO DE MICHOACÁN	20,000,000
CONSTRUCCIÓN DE CAMINO LUIS ESPINOZA - LAGUNA, EN EL MUNICIPIO DE BOCHIL, EN EL ESTADO DE CHIAPAS	10,000,000
CONSTRUCCIÓN DE CARRETERA DE SIMOJOVEL A LA COMUNIDAD LA PIMIENTA, EN EL ESTADO DE CHIAPAS	10,000,000
CONSTRUCCIÓN DE CARRETERA EN EL MUNICIPIO DE CUAUTLA, EN EL ESTADO DE MORELOS	15,000,000
CONSTRUCCIÓN DE CICLO-PISTA Y ANDADOR PEATONAL EN EL MUNICIPIO DE ZAPOTLÁN EL GRANDE, JALISCO	5,000,000
CONSTRUCCIÓN DE CICLO-PISTAS Y ANDADORES PEATONALES EN EL MUNICIPIO DE OCOTLÁN, JALISCO	15,000,000
CONSTRUCCIÓN DE CONCRETO HIDRÁULICO DE CALLE, BANQUETAS Y GUARNICIONES EN LA CALLE BLVD. FCO J. SANTA MARÍA EN LA CIUDAD DE JALAPA, TABASCO	2,180,000
CONSTRUCCIÓN DE CONCRETO HIDRÁULICO EN LAS CALLES GIGANTES Y SAN JOSÉ, MUNICIPIO DE ACATIC, JALISCO	3,000,000
CONSTRUCCIÓN DE DISTRIBUIDOR VIAL BRACHO, EN EL ESTADO DE ZACATECAS	120,000,000
CONSTRUCCIÓN DE DISTRIBUIDOR VIAL VETAGRANDE, EN EL ESTADO DE ZACATECAS	200,000,000
CONSTRUCCIÓN DE EMPEDRADO AHOGADO EN CEMENTO, MUNICIPIO DE CUAUTLA, JALISCO	5,500,000
CONSTRUCCIÓN DE EMPEDRADO AHOGADO EN CONCRETO EN CALLE CIRCUITO SAN JOSÉ DEL CALICHE, EN EL MUNICIPIO UNIÓN DE SAN ANTONIO, JALISCO	6,000,000
CONSTRUCCIÓN DE EMPEDRADO AHOGADO EN CONCRETO EN LA CALLE GUADALAJARA DEL FRACCIONAMIENTO JALISCO DEL MUNICIPIO DE TENAMAXTLÁN, JALISCO	1,230,000
CONSTRUCCIÓN DE EMPEDRADO AHOGADO EN CONCRETO EN LA CALLE TLAQUEPAQUE DEL FRACCIONAMIENTO JALISCO DEL MUNICIPIO DE TENAMAXTLÁN, JALISCO	510,000
CONSTRUCCIÓN DE EMPEDRADO AHOGADO EN CONCRETO EN LA CALLE TONALÁ DEL FRACCIONAMIENTO JALISCO DEL MUNICIPIO DE TENAMAXTLÁN, JALISCO	860,000
CONSTRUCCIÓN DE EMPEDRADO CON RODERAS, RED DE AGUA POTABLE Y RED DE ALCANTARILLADO, CALLE ANTONIO LÓPEZ, CABECERA MUNICIPAL, SAN JOSÉ DE GRACIA, AGUASCALIENTES.	2,267,422
CONSTRUCCIÓN DE EMPEDRADO CON RODERAS, RED DE AGUA POTABLE Y RED DE ALCANTARILLADO, CALLE DOMINGO DE LA CRUZ, CABECERA MUNICIPAL SAN JOSÉ DE GRACIA, EN EL MUNICIPIO DE SAN JOSÉ DE GRACIA, EN EL ESTADO DE AGUASCALIENTES	2,245,838
CONSTRUCCIÓN DE EMPEDRADO CON RODERAS, RED DE AGUA POTABLE Y RED DE ALCANTARILLADO, CALLE JACINTO DE CASTRO, EN EL MUNICIPIO DE SAN JOSÉ DE GRACIA, EN EL ESTADO DE AGUASCALIENTES	2,237,017
CONSTRUCCIÓN DE EMPEDRADO CON RODERAS, RED DE AGUA Y RED DE ALCANTARILLADO, CALLE NICOLÁS DE LOS REYES, CABECERA MUNICIPAL, EN EL MUNICIPIO DE SAN JOSÉ DE GRACIA, EN EL ESTADO DE AGUASCALIENTES	2,137,645
CONSTRUCCIÓN DE EMPEDRADO CON RODERAS, RED DE AGUA Y RED DE ALCANTARILLADO, CALLE RAFAEL GONZÁLEZ GUERRA, SAN JOSÉ DE GRACIA, AGUASCALIENTES.	4,038,615
CONSTRUCCIÓN DE ESCUELA PRIMARIA EN EL BARRIO PRIMERA DE ZACANGUILLO, EN EL MUNICIPIO DE COATEPEC HARINAS, EN EL ESTADO DE MÉXICO	14,000,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN LA CALLE PERIODISTAS TABASQUEÑOS, MUNICIPIO DE CENTRO, TABASCO	1,586,518
CONSTRUCCIÓN DE INFRAESTRUCTURA VIAL EN AV. CAMPO AÉREO , EN EL MUNICIPIO DE SALINA CRUZ, EN EL ESTADO DE OAXACA	4,410,000
CONSTRUCCIÓN DE INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ASUNCIÓN IXTALTEPEC, OAXACA	9,490,000

CONSTRUCCIÓN DE INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CIUDAD IXTEPEC, OAXACA.	2,225,000
CONSTRUCCIÓN DE INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN BLAS ATEMPA, OAXACA	8,725,000
CONSTRUCCIÓN DE INFRAESTRUCTURA VIAL EN SAN BLAS ATEMPA, OAXACA	4,025,000
CONSTRUCCIÓN DE LA CALLE JESÚS AGUILAR, MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	9,465,473
CONSTRUCCIÓN DE LA CARRETERA, TRAMO CAMINO CIÉNEGA DE CASAL-SAN JOAQUÍN –EL MEZQUITE-EL OPOCHI, EN LOS MUNICIPIOS DE SALVADOR ALVARADO Y SINALOA DE LEYVA, EN EL ESTADO DE SINALOA	138,500,000
CONSTRUCCIÓN DE LA RED DE CICLOPISTAS Y ANDADOR PEATONAL EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO	5,000,000
CONSTRUCCIÓN DE LA SEGUNDA ETAPA DE LA CARRETERA ZUMPAHUACÁN-TONATICO, EN EL MUNICIPIO DE TONATICO, EN EL ESTADO DE MÉXICO	10,000,000
CONSTRUCCIÓN DE LA VIALIDAD CON CONCRETO HIDRÁULICO DE LA AV. RAMÓN CORONA, INCLUYE: GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE, ALCANTARILLADO, ALUMBRADO PÚBLICO Y FORESTACIÓN, MUNICIPIO DE ZAPOPAN, JALISCO	33,120,000
CONSTRUCCIÓN DE LOZA DE CONCRETO HIDRÁULICO Y REHABILITACIÓN DE PUENTE VEHICULAR EN CALLE VICENTE GUERRERO EN EL MUNICIPIO DE JOCOTEPEC, JALISCO	4,000,000
CONSTRUCCIÓN DE MURO DE CONTENCIÓN EN BARRANCA EN AV. TETELA DEL VOLCAN, EN EL MUNICIPIO DE TETELA DEL VOLCÁN, EN EL ESTADO DE MORELOS	596,942
CONSTRUCCIÓN DE PAVIMENTO ASFALTICO, COMUNIDAD DE SAN RAFAEL DE OCAMPO, ASIENTOS, AGUASCALIENTES	3,292,098
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO EN LA AV. CONSTITUCIÓN CON CALLE 26, EN EL MUNICIPIO DE TENOSIQUE, EN EL ESTADO DE TABASCO	4,700,000
CONSTRUCCION DE PAVIMENTO CON CONCRETO HIDRAULICO DE LA CALLE 16 DE SEPTIEMBRE COLONIA PROGRESO, EN EL MUNICIPIO DE EL BARRIO DE LA SOLEDAD, EN EL ESTADO DE OAXACA	1,175,000
CONSTRUCCION DE PAVIMENTO CON CONCRETO HIDRAULICO DE LA CALLE GUELA BUPU EN LA LOCALIDAD DE MAGDALENA TLACOTEPEC, EN EL MUNICIPIO DE MAGDALENA TLACOTEPEC, EN EL ESTADO DE OAXACA	701,050
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO DE LA CALLE VICENTE GUERRERO, NAUPÁN, EN EL MUNICIPIO DE NAUPAN, EN EL ESTADO DE PUEBLA	536,832
CONSTRUCCIÓN DE PAVIMENTO CONCRETO HIDRÁULICO, BANQUETAS Y GUARNICIONES EN LA CALLE 20, COLONIA PUEBLO NUEVO, EN EL MUNICIPIO DE TENOSIQUE, EN EL ESTADO DE TABASCO	1,000,000
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO, BANQUETAS Y GUARNICIONES EN LA CALLE MARINA MUNICIPIO DE TENOSIQUE, TABASCO	1,836,767
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO. BANQUETAS Y GUARNICIONES EN LA CALLE 26, EN EL MUNICIPIO DE TENOSIQUE, EN EL ESTADO DE TABASCO	5,300,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN CALLE TENOCHTITLAN, EN EL MUNICIPIO DE ZACAPALA, EN EL ESTADO DE PUEBLA	1,104,220
CONSTRUCCION DE PAVIMENTO DE CONCRETO HIDRAULICO EN LA CALLE ANGEL MENDEZ, MUNICIPIO DE OAXACA DE JUÁREZ	876,789
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN LA CALLE NETZAHUALCÓYOTL, TRAMO DE ARÁMBULO A AMADEO BETANCOURT, EN EL MUNICIPIO DE JIQUILPAN, EN EL ESTADO DE MICHOACÁN	6,349,169
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO, CALLE OSCAR ASCENCIO, MUNICIPIO DE CENTRO, TABASCO	1,586,005
CONSTRUCCIÓN DE PAVIMENTO EN ADOQUÍN EN CALLE EMILIO SÁNCHEZ PIEDRAS, EN EL MUNICIPIO DE SAN JUAN HUACTZINCO, TLAXCALA	3,302,696
CONSTRUCCIÓN DE PAVIMENTO EN LA CALLE LAS FLORES DE LA COLONIA EL ÓRGANO, EN EL MUNICIPIO DE EMILIANO ZAPATA, EN EL ESTADO DE MORELOS	1,130,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN LA CALLE PRINCIPAL LOC. LA MAGDALENA, EN EL MUNICIPIO DE HONEY, EN EL ESTADO DE PUEBLA	1,988,245
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO GUARNICIONES Y BANQUETAS EN EL MUNICIPIO DE CENTRO, TABASCO	2,531,584
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN AVENIDA FERROCARRIL, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	5,782,122
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN AVENIDA FERROCARRIL, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	2,029,997
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN CALLE 26 DE AGOSTO DE LA COLONIA TALPITA, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	9,506,907
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN CALLE ÁNGEL CENICERO, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	3,195,835
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN CALLE BENEMÉRITO DE LAS AMÉRICAS, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	1,634,163
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN CALLE CAMPESINO DE LA COLONIA JUÁREZ, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	2,418,219
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN CALLE GALEANA, EN EL MUNICIPIO DE	1,210,729

TUXPAN, EN EL ESTADO DE JALISCO	
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN CALLE GUILLERMO PRIETO, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	2,422,248
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN CALLE IGNACIO ALDAMA DE LA COLONIA TALPITA, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	4,210,666
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN CALLE JOSÉ MARÍA IGLESIAS, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	2,427,771
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN CALLE LEYES DE REFORMA, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	1,296,939
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y BANQUETAS EN CALLE MELCHOR OCAMPO, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	2,387,222
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, RED DE AGUA POTABLE Y DRENAJE, EN CALLE SALVADOR ESQUER DE TUXPAN, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	1,451,710
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, RED DE AGUA POTABLE Y DRENAJE, EN PRIVADA JOSEFINA RÍOS, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	818,045
CONSTRUCCIÓN DE PAVIMENTO, GUARNICIONES, BANQUETA, DRENAJE Y AGUA POTABLE EN LA CALLE PROLONGACIÓN SANTOS DEGOLLADO, EN EL MUNICIPIO DE CÁRDENAS, EN EL ESTADO DE TABASCO	5,000,000
CONSTRUCCIÓN DE PAVIMENTO, GUARNICIONES, BANQUETAS, DRENAJE Y AGUA POTABLE EN CALLES DE LA COLONIA SECCIÓN 40, EN EL MUNICIPIO DE CÁRDENAS, EN EL ESTADO DE TABASCO	4,500,000
CONSTRUCCIÓN DE PAVIMENTO, GUARNICIONES, BANQUETAS, DRENAJE, AGUA POTABLE Y ALUMBRADO PUBLICO EN AVENIDA GUADALUPE VICTORIA, EN EL MUNICIPIO DE JALPA DE MÉNDEZ, EN EL ESTADO DE TABASCO	18,000,000
CONSTRUCCIÓN DE PAVIMENTO, GUARNICIONES, BAQUETAS, DRENAJE Y AGUA POTABLE EN CALLE PROFA. ROSARIO GIL, EN EL MUNICIPIO DE CÁRDENAS, TABASCO	2,500,000
CONSTRUCCIÓN DE PUENTE DE CONCRETO UBICADO SOBRE LA CALLE MANUEL DOBLADO, COLONIA CENTRO DEL MUNICIPIO DE PARAÍSO TABASCO	25,000,000
CONSTRUCCIÓN DE PUENTE DE LA PROLONGACIÓN PASEO USUMACINTA A LA CARRETERA FEDERAL VILLAHERMOSA - CARDENAS, EN EL MUNICIPIO DE CENTRO, TABASCO	36,750,000
CONSTRUCCIÓN DE PUENTE SOBRE EL RIO BILAGUCHI EN LOCALIDAD DE AGUA CALIENTE, EN EL MUNICIPIO DE GUERRERO, EN EL ESTADO DE CHIHUAHUA	4,840,000
CONSTRUCCIÓN DE PUENTE VADO EN EL RÍO AMECA, EN EL MUNICIPIO DE BAHÍA DE BANDERAS, EN EL ESTADO DE NAYARIT	7,539,084
CONSTRUCCIÓN DE PUENTE VEHICULAR SOBRE EL RÍO LERMA EN LA COMUNIDAD DE JALPA DE DOLORES, EN EL MUNICIPIO DE IXTLAHUACA, EN EL ESTADO DE MÉXICO	17,000,000
CONSTRUCCIÓN DE PUENTE VEHICULAR, EN EL MUNICIPIO DE CALPULALPAN, TLAXCALA	3,580,640
CONSTRUCCIÓN DE TÚNEL DEL CENTRO HISTÓRICO, EN EL MUNICIPIO DE MORELIA, MICHOACÁN	40,000,000
CONSTRUCCIÓN DE VÍA RÁPIDA LIBRAMIENTO CENTRAL, EN EL MUNICIPIO DE MORELIA, MICHOACÁN	60,000,000
CONSTRUCCIÓN DE VIALIDADES CON CONCRETO HIDRÁULICO, GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE, ALCANTARILLADO Y ALUMBRADO PÚBLICO, EN EL MUNICIPIO DE ZAPOPAN, JALISCO	40,050,000
CONSTRUCCIÓN DE VIALIDADES INTERNAS EN EL RECINTO PORTUARIO DEL PUERTO MATAMOROS, EN EL MUNICIPIO DE MATAMOROS, EN EL ESTADO DE TAMAULIPAS	80,736,842
CONSTRUCCIÓN DEL CIRCUITO VIAL SANTA ROSA, EN EL MUNICIPIO DE ATENCO, EN EL ESTADO DE MÉXICO	12,000,000
CONSTRUCCIÓN DEL DISTRIBUIDOR VIAL "EL RISCO", EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, EN EL ESTADO DE MÉXICO	45,000,000
CONSTRUCCIÓN DEL PARQUE LINEAL AV. CONSTITUCIÓN POR CALLE 26, EN EL MUNICIPIO DE TENOSIQUE, EN EL ESTADO DE TABASCO	5,300,000
CONSTRUCCIÓN INFRAESTRUCTURA VIAL EN COL. CHEGUIGO ZAPATA, CIUDAD IXTEPEC, OAXACA.	3,025,000
CONSTRUCCIÓN INTEGRAL DE LA CALLE BUGAMBILIAS ENTRE CALZADA REVOLUCÓN Y RANCHO DORADO, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	14,635,848
CONSTRUCCIÓN Y PAVIMENTACIÓN DE CALLE DE JESÚS GARZA MENCHACA, CD. CONSTITUCIÓN, MUNICIPIO COMONDÚ, BAJA CALIFORNIA SUR	10,000,000
CONSTRUCCIÓN, AMPLIACIÓN Y MODERNIZACIÓN DE OBRAS PÚBLICAS EN EL ESTADO DE MÉXICO	700,000,000
CONSTRUCCIÓN, AMPLIACIÓN, MODERNIZACIÓN, PAVIMENTACIÓN Y REHABILITACIÓN DE VIALIDADES DE COMUNICACIÓN EN EL ESTADO DE MÉXICO	300,000,000
EMPEDRADO AHOGADO EN CEMENTO CON RENOVACIÓN DE DRENAJE Y RED DE AGUA POTABLE EN CALLE LAS FUENTES, COLONIA EL TIRON EN LA CABECERA MUNICIPAL DE TEUCHITLÁN, JALISCO	3,500,000
ENCEMENTADO CON CONCRETO HIDRÁULICO EN CALLE BENITO JUÁREZ, EN EL MUNICIPIO DE JANOS, EN EL ESTADO DE CHIHUAHUA	3,201,600
GRANADILLA - ADOLFO LÓPEZ MATEOS, EN EL MUNICIPIO DE ZINACANTÁN, EN EL ESTADO DE CHIAPAS	5,000,000
GUARNICIONES, BANQUETAS, RENOVACIÓN DE DRENAJE Y DE RED DE AGUA POTABLE EN CALLE JUAN BOSCO EN CABECERA MUNICIPAL DE VALLE DE JUÁREZ , JALISCO	2,000,000
INCORPORACIÓN VIAL DE LA AVENIDA ADOLFO LÓPEZ MATEOS A CIRCUITO SUR (CAMINO ANTIGUO), EN LA LOCALIDAD DE SAN AGUSTÍN, MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO	5,281,054

INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TOLIMÁN, EN EL ESTADO DE QUERÉTARO	3,993,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PEDRO QUIATONI, EN EL ESTADO DE OAXACA	242,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE OAXACA DE JUÁREZ	702,240
INFRAESTRUCTURA SOCIAL PARA EL ESTADO DE JALISCO	250,000,000
INFRAESTRUCTURA VIAL ATLACOMULCO- EL ORO- TEMASCALCINGO, TR. E.C. (ATLACOMULCO-EL ORO)-TEMASCALCINGO., EN EL MUNICIPIO DE TEMASCALCINGO, EN EL ESTADO DE MÉXICO	35,000,000
INFRAESTRUCTURA VIAL BLVD. CANUTO IBARRA; TRAMO BLVD AGUSTINA RAMÍREZ- BLVD PEDRO ANAYA, EN EL MUNICIPIO DE AHOME, EN EL ESTADO DE SINALOA	97,341,416
INFRAESTRUCTURA VIAL DE IXTLÁN DE JUÁREZ, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE AGUASCALIENTES	250,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE CHIAPAS	400,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE HIDALGO	150,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ABEJONES, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE AMACUZAC, MORELOS.	4,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE APODACA, EN EL ESTADO DE NUEVO LEÓN	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ASUNCIÓN CACALOTEPEC, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ATOTONILCO EL ALTO, EN EL MUNICIPIO DE ATOTONILCO EL ALTO, EN EL ESTADO DE JALISCO	2,400,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CAPULÁLPAM DE MÉNDEZ, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CENTRO, TABASCO	156,997,005
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CHIGNAHUAPAN, EN EL ESTADO DE PUEBLA	2,200,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE COYOMEAPAN, EN EL ESTADO DE PUEBLA	12,200,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE GENERAL TERÁN, EN EL ESTADO DE NUEVO LEÓN	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE GUADALUPE, EN EL ESTADO DE NUEVO LEÓN	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, EN EL ESTADO DE OAXACA	2,002,268
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE IXTLÁN DE JUÁREZ, EN EL ESTADO DE OAXACA	264,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JOJUTLA, MORELOS.	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE NUEVO LEÓN	7,324,366
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE LOS REYES DE JUÁREZ, EN EL ESTADO DE PUEBLA	1,100,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MAGDALENA TEITIPAC, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MARÍN, EN EL ESTADO DE NUEVO LEÓN	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MAZATEPEC, MORELOS.	1,956,205
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MÉRIDA, EN EL ESTADO DE YUCATÁN	50,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MIACATLÁN, MORELOS.	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MIXISTLÁN DE LA REFORMA, EN EL ESTADO DE OAXACA	154,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MONTERREY, EN EL ESTADO DE NUEVO LEÓN	6,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE NAUPÁN, EN EL MUNICIPIO DE NAUPAN, EN EL ESTADO DE PUEBLA	1,100,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE OAXACA DE JUÁREZ	45,472
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE OCOTLÁN DE MORELOS, EN EL ESTADO DE OAXACA	330,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE PESQUERÍA, EN EL ESTADO DE NUEVO LEÓN	4,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE REFORMA DE PINEDA, EN EL ESTADO DE OAXACA	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ROJAS DE CUAUHTÉMOC, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SALVATIERRA, GUANAJUATO	1,636,040
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN AGUSTÍN LOXICHA, EN EL ESTADO DE OAXACA	7,918,390
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN AGUSTÍN YATARENI, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN ANDRÉS HUAYÁPAM, EN EL ESTADO DE OAXACA	132,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN ANDRÉS SOLAGA, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN ANDRÉS YAÁ, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN ANTONINO CASTILLO VELASCO, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN BALTAZAR YATZACHI EL BAJO, EN EL ESTADO DE OAXACA	154,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN BARTOLOMÉ ZOOGOCHO, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN CRISTÓBAL LACHIRIOAG, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN DIONISIO OCOTEPEC, EN EL ESTADO DE OAXACA	132,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN DIONISIO OCOTLÁN, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN FELIPE, EN EL ESTADO DE GUANAJUATO	2,500,000

INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN FRANCISCO LACHIGOLÓ, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN GABRIEL MIXTEPEC, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN ILDEFONSO VILLA ALTA, EN EL ESTADO DE OAXACA	176,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JACINTO AMILPAS, EN EL ESTADO DE OAXACA	1,933,333
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JERÓNIMO TAVICHE, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JERÓNIMO TLACOCHAHUAYA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN ATEPEC, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN CHICOMEZÚCHIL, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN CHILATECA, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN DEL RÍO, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN EVANGELISTA ANALCO, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN GUELAVÍA, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN JUQUILA MIXES, EN EL ESTADO DE OAXACA	132,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN JUQUILA VIJANOS, EN EL ESTADO DE OAXACA	154,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN PETLAPA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN QUIAHIJE, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN QUIOTEPEC, EN EL ESTADO DE OAXACA	176,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN TABAÁ, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN TEITIPAC, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN YAEÉ, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN YATZONA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN LORENZO, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN LUCAS QUIAVINÍ, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MARTÍN TILCAJETE, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MELCHOR BETAZA, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MIGUEL ALOÁPAM, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MIGUEL AMATITLÁN, EN EL ESTADO DE OAXACA	1,200,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MIGUEL AMATLÁN, EN EL ESTADO DE OAXACA	132,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MIGUEL DEL RÍO, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MIGUEL QUETZALTEPEC, EN EL ESTADO DE OAXACA	132,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MIGUEL TILQUIÁPAM, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MIGUEL TLACAMAMA, EN EL ESTADO DE OAXACA	1,100,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MIGUEL YOTAO, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PABLO MACUILTIANGUIS, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PABLO YAGANIZA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PEDRO APÓSTOL, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PEDRO JICAYÁN, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PEDRO MÁRTIR, EN EL ESTADO DE OAXACA	132,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PEDRO OCOTEPEC, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PEDRO Y SAN PABLO AYUTLA, EN EL ESTADO DE OAXACA	220,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PEDRO YANERI, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN SEBASTIÁN IXCAPA, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN SEBASTIÁN TEITIPAC, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA ANA DEL VALLE, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA ANA YARENI, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VÍAL EN EL MUNICIPIO DE SANTA ANA ZEGACHE, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA CATARINA IXTEPEJI, EN EL ESTADO DE OAXACA	209,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA CATARINA LACHATAO, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA CATARINA MINAS, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA CRUZ PAPALUTLA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA LUCÍA OCOTLÁN, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA ALOTEPEC, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA DEL TULE, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA GUELACÉ, EN EL ESTADO DE OAXACA	44,000

INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA JALTIANGUIS, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA TEMAXCALAPA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA TEMAXCALTEPEC, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA TEPANTLALI, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA YAVESÍA, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO APÓSTOL, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO ATITLÁN, EN EL ESTADO DE OAXACA	154,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO CAMOTLÁN, EN EL ESTADO DE OAXACA	198,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO IXTAYUTLA, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO JAMILTEPEC, EN EL ESTADO DE OAXACA	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO LALOPA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO LAXOPA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO MATATLÁN, EN EL ESTADO DE OAXACA	132,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO XIACUÍ, EN EL ESTADO DE OAXACA	132,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO ZACATEPEC, EN EL ESTADO DE OAXACA	176,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO ZOOCHILA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTO DOMINGO ALBARRADAS, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTO DOMINGO ROAYAGA, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTO DOMINGO TEPUXTEPEC, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTO DOMINGO TOMALTEPEC, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTO DOMINGO TONALÁ, EN EL ESTADO DE OAXACA	44,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTO DOMINGO XAGACÍA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTO TOMÁS JALIEZA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTOS REYES PÁPALO, EN EL ESTADO DE OAXACA	1,833,333
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SINALOA	10,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TANETZE DE ZARAGOZA, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TAPACHULA, CHIAPAS	99,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TARIMORO, GUANAJUATO	2,430,078
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TATALTEPEC DE VALDÉS, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TECATE, EN EL ESTADO DE BAJA CALIFORNIA	2,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TEOCOCUILCO DE MARCOS PÉREZ, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TEOTITLÁN DEL VALLE, EN EL ESTADO DE OAXACA	110,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TIJUANA, EN EL ESTADO DE BAJA CALIFORNIA	55,670,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TLACOLULA DE MATAMOROS, EN EL ESTADO DE OAXACA	352,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TLALIXTAC DE CABRERA, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TZICATLACOYAN, EN EL ESTADO DE PUEBLA	1,100,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VILLA DÍAZ ORDAZ, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VILLA TALEA DE CASTRO, EN EL ESTADO DE OAXACA	132,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE XOCHITEPEC, MORELOS.	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ZACATEPEC, MORELOS.	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO SAN LORENZO ALBARRADAS, EN EL ESTADO DE OAXACA	154,000
INFRAESTRUCTURA VIAL EN LA CABECERA MUNICIPAL DE SAN FRANCISCO DEL MAR, EN EL ESTADO DE OAXACA	2,000,000
INFRAESTRUCTURA VIAL MONTE LÍBANO SAN JOSÉ. TRAMO: MONTE LÍBANO PERLA DE ACAPULCO (KM. 0+000 AL KM. 23+000), EN EL MUNICIPIO DE OCOSINGO, EN EL ESTADO DE CHIAPAS	4,800,000
INFRAESTRUCTURA VIAL PARA EL ESTADO DE DURANGO	245,000,000
INFRAESTRUCTURA VIAL PARA EL ESTADO DE JALISCO	250,000,000
INFRAESTRUCTURA VIAL TENANCINGO-TENERÍA- TECOMATLÁN, EN EL MUNICIPIO DE TENANCINGO, EN EL ESTADO DE MÉXICO	10,000,000
INFRAESTRUCTURA VIAL TLANEPANTLA-VILLA DEL CARBÓN, EN EL MUNICIPIO DE NICOLÁS ROMERO, EN EL ESTADO DE MÉXICO	30,000,000
INFRAESTRUCTURA VIAL TZAJALTETIC - LOS RANCHOS - CORRALITO, EN EL MUNICIPIO DE CHAMULA, EN EL ESTADO DE CHIAPAS	2,600,000
INFRAESTRUCTURA VIAL Y PEATONAL EN EL MUNICIPIO DE TUXCUECA, JALISCO	4,000,000

INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE MÉRIDA, EN EL ESTADO DE YUCATÁN	100,000,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE NUEVO ZOQUIÁPAM, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE SAN BALTAZAR CHICHICÁPAM, EN EL ESTADO DE OAXACA	88,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE SAN LUCAS CAMOTLÁN, EN EL ESTADO DE OAXACA	66,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE SAN PABLO VILLA DE MITLA, EN EL ESTADO DE OAXACA	242,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE SAN PEDRO YÓLOX, EN EL ESTADO DE OAXACA	176,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE SANTA MARÍA TLAHUITOLTEPEC, EN EL ESTADO DE OAXACA	132,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE SANTIAGO COMALTEPEC, EN EL ESTADO DE OAXACA	154,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE TAMAZULÁPAM DEL ESPÍRITU SANTO, EN EL ESTADO DE OAXACA	154,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE TOTONTEPEC VILLA DE MORELOS, EN EL ESTADO DE OAXACA	286,000
MEJORAMIENTO NODO EL REFUGIO INSURGENTES, EN EL MUNICIPIO DE TIJUANA, EN EL ESTADO DE BAJA CALIFORNIA	5,000,000
MODERNIZACIÓN CAMINO RURAL (E.C. BOCHIL-SANTO DOMINGO-SAN ANDRES LARRAINZAR-PARAJE CHUCHILTÓN), LOCALIDAD DE CHUCHILTÓN, EN EL MUNICIPIO DE LARRÁINZAR, EN EL ESTADO DE CHIAPAS	5,000,000
MODERNIZACIÓN CARRETERA ATLANGATEPEC-MUÑOZ DE DOMINGO ARENAS; EN LOS MUNICIPIOS DE ATLANGATEPEC Y MUÑOZ DE DOMINGO ARENAS, EN EL ESTADO DE TLAXCALA	30,000,000
MODERNIZACIÓN CONSISTENTE EN RECONSTRUCCIÓN CON CONCRETO HIDRÁULICO ACABADO ESTAMPADO EN CALLES JUAN ESCUTIA Y ABASOLO, COMUNIDAD CUAUCHICHINOLA, MAZATEPEC, MORELOS	1,000,000
MODERNIZACIÓN DE CAMINO ENTRONQUE BORNIZA, TOLIMÁN, EN EL ESTADO DE QUERÉTARO	20,000,000
MODERNIZACIÓN DE CAMINO RURAL NACHITOM-CAMINO LA LAGUNA DEL KM. 0+000 AL KM 1+710, LOCALIDAD LA LAGUNA, EN EL MUNICIPIO DE LARRÁINZAR, EN EL ESTADO DE CHIAPAS	6,000,000
MODERNIZACIÓN DE LA INFRAESTRUCTURA VIAL DEL CIRCUITO INTERIOR DE MORELIA, MICHOACÁN	400,000,000
MODERNIZACIÓN DEL CAMINO ALGEL ALBINO CORZO-IGNACIO ZARAGOZA-MONTE ALEGRE TRAMO KM 0+000 AL KM 28+000, EN EL MUNICIPIO DE COPAINALÁ, EN EL ESTADO DE CHIAPAS	10,000,000
MODERNIZACIÓN DEL CAMINO E.C. COPAINALÁ TECPATÁN RIVERA CAMPECHE TRAMO DEL KM 0+000 AL KM 8+800, EN EL ESTADO DE CHIAPAS	10,399,163
MODERNIZACIÓN Y AMPLIACIÓN DEL CAMINO SAN JUAN CUAUTLA-XOMAPA E.C. (COYOMEAPAN), EN EL ESTADO DE PUEBLA	5,000,000
NODO VIAL CINCO ALTOS, COL. LOMAS DEL FARO, CABO SAN LUCAS, EN EL MUNICIPIO DE LOS CABOS, BAJA CALIFORNIA SUR	10,000,000
PAVIMENTACIÓN ASFÁLTICA DE ACCESO PRINCIPAL VILLA PUEBLO NUEVO DE LAS RAÍCES (755 M X 8.00 M), EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	2,718,000
PAVIMENTACIÓN ASFÁLTICA DEL CAMINO ARROYO SECO, APORO, MICHOACÁN	10,000,000
PAVIMENTACIÓN CALLE CURVA COLORADA 1, EN EL MUNICIPIO DE PINAL DE AMOLES, EN EL ESTADO DE QUERÉTARO	1,400,000
PAVIMENTACIÓN CALLE DISTRITO FEDERAL, COL 3 DE MAYO, EMILIANO ZAPATA, MORELOS.	2,623,232
PAVIMENTACION CALLE GUILLERMO PRIETO , EN EL MUNICIPIO DE ARANDAS, EN EL ESTADO DE JALISCO	1,900,000
PAVIMENTACIÓN CALLE PUERTOS DE LOS AMOLES, EN EL MUNICIPIO DE PINAL DE AMOLES, EN EL ESTADO DE QUERÉTARO	1,800,000
PAVIMENTACIÓN CON ASFALTO, CALLE AL PANTEÓN, COL. MARIANO MATAMOROS, TETECALA, MORELOS	2,000,000
PAVIMENTACION CON CONCRETO HIDRAULICO CALLE FERROCARRIL, EN EL MUNICIPIO DE CIUDAD IXTEPEC, EN EL ESTADO DE OAXACA	2,250,125
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CON CUNETAS CALLE DEL HORNO, EN EL MUNICIPIO DE TETELA DEL VOLCÁN, EN EL ESTADO DE MORELOS	1,780,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE AVENIDA LAS TORRES, EN LA COLONIA MIGUEL HIDALGO, JUAN GALINDO, PUEBLA LOC. NECAXA, EN EL MUNICIPIO DE JUAN GALINDO EN EL ESTADO DE PUEBLA	2,716,577
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE CALLE ABASOLO, COLONIA ALEJANDRA, TLALTIZAPÁN DE ZAPATA, MORELOS	2,099,367
PAVIMENTACIÓN CON CONCRETO HIDRAULICO DE DIVERSAS CALLES DE LA AGENCIA DE SAN ANTONIO ARRAZOLA, EN EL MUNICIPIO DE SANTA CRUZ XOXOCOTLÁN, EN EL ESTADO DE OAXACA	2,225,125
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE DIVERSAS CALLES EN LA LOCALIDAD DE SAN JUAN DIQUIYU, EN EL MUNICIPIO DE HEROICA VILLA TEZOATLÁN DE SEGURA Y LUNA, CUNA DE LA INDEPENDENCIA DE OAXACA, EN EL ESTADO DE OAXACA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRAULICO DE EN CALLE DE LA LOCALIDAD DE LA ALICIA, EN EL MUNICIPIO DE SANTIAGO JOCOTEPEC, EN EL ESTADO DE OAXACA	2,725,000
PAVIMENTACION CON CONCRETO HIDRAULICO DE LA CALLE 3A ORIENTE, BARRIO JUAREZ, EN EL	1,425,000

MUNICIPIO DE SANTA MARÍA JALAPA DEL MARQUÉS, EN EL ESTADO DE OAXACA	
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE BENITO JUÁREZ, EN EL MUNICIPIO DE SAN JUAN SAYULTEPEC, EN EL ESTADO DE OAXACA	1,000,000
PAVIMENTACION CON CONCRETO HIDRAULICO DE LA CALLE DE LA AGENCIA EL MEZQUITE, EN EL MUNICIPIO DE ASUNCIÓN IXTALTEPEC, EN EL ESTADO DE OAXACA	2,000,000
PAVIMENTACION CON CONCRETO HIDRAULICO DE LA PRIMERA PRIVADA DE 20 DE NOVIEMBRE, EN EL MUNICIPIO DE ÁNIMAS TRUJANO, EN EL ESTADO DE OAXACA	1,075,000
PAVIMENTACION CON CONCRETO HIDRAULICO DE LA PRIVADA DE CAMINO NACIONAL, EN EL MUNICIPIO DE SANTA MARÍA DEL TULE, EN EL ESTADO DE OAXACA	1,450,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA SEGUNDA ETAPA DE LA CALLE LÁZARO CÁRDENAS, EN EL MUNICIPIO DE CHIGNAHUAPAN, EN EL ESTADO DE PUEBLA	1,000,000
PAVIMENTACION CON CONCRETO HIDRAULICO DEL AVENIDA ROSALIA, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, EN EL ESTADO DE OAXACA	358,037
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN ACOCUL CENTRO, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	2,123,380
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN ACOCUL CERRO, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	1,396,640
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE INDEPENDENCIA", EN EL MUNICIPIO DE PUENTE DE IXTLA, EN EL ESTADO DE MORELOS	2,904,891
PAVIMENTACION CON CONCRETO HIDRAULICO EN DIVERSAS CALLES DE LA LOCALIDAD, EN EL MUNICIPIO DE HEROICA CIUDAD DE TLAXIACO, EN EL ESTADO DE OAXACA	1,485,000
PAVIMENTACION CON CONCRETO HIDRAULICO EN DIVERSAS CALLES DE LA LOCALIDAD, EN EL MUNICIPIO DE SAN BLAS ATEMPA, EN EL ESTADO DE OAXACA	2,000,000
PAVIMENTACION CON CONCRETO HIDRAULICO EN DIVERSAS CALLES DE LA LOCALIDAD, EN EL MUNICIPIO DE SAN PABLO HUITZO, EN EL ESTADO DE OAXACA	1,150,125
PAVIMENTACION CON CONCRETO HIDRAULICO EN DIVERSAS CALLES DE LA LOCALIDAD, EN EL MUNICIPIO DE SANTA CATARINA JUQUILA, EN EL ESTADO DE OAXACA	1,475,000
PAVIMENTACION CON CONCRETO HIDRAULICO EN DIVERSAS CALLES DE LA LOCALIDAD, EN EL MUNICIPIO DE SANTO DOMINGO PETAPA, EN EL ESTADO DE OAXACA	1,425,125
PAVIMENTACION CON CONCRETO HIDRAULICO EN DIVERSAS CALLES DE LA LOCALIDAD, EN EL MUNICIPIO DE SANTIAGO JAMILTEPEC, EN EL ESTADO DE OAXACA	1,250,125
PAVIMENTACION CON CONCRETO HIDRAULICO EN DIVERSAS CALLES DE LA LOCALIDAD , EN EL MUNICIPIO DE SAN ANDRÉS IXTLAHUACA, EN EL ESTADO DE OAXACA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRAULICO EN DIVERSAS CALLES DE LA LOCALIDAD, EN EL MUNICIPIO DE OAXACA DE JUÁREZ, EN EL ESTADO DE OAXACA	3,550,125
PAVIMENTACIÓN CON CONCRETO HIDRAULICO EN EL ACCESO DE LA COLONIA EL BOSQUE, EN EL MUNICIPIO DE SANTA CRUZ XOXOCOTLÁN, EN EL ESTADO DE OAXACA	2,855,200
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN EL VESUBIO, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	415,744
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN EXHACIENDA DE APULCO, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	998,760
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN FERRERIA, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	1,015,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN IGNACIO ZARAGOZA, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	1,724,688
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA AVENIDA SAN PEDRO, EN EL MUNICIPIO DE NAMIQUIPA, EN EL ESTADO DE CHIHUAHUA	3,850,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE 15 DE SEPTIEMBRE", EN EL MUNICIPIO DE PUENTE DE IXTLA, EN EL ESTADO DE MORELOS	2,116,362
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE CRUZ VERDE, ÁLVARO OBREGÓN, Y 5 DE MAYO, EN EL MUNICIPIO DE SOTO LA MARINA, EN EL ESTADO DE TAMAULIPAS	5,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE LÁZARO CÁRDENAS, EN EL MUNICIPIO DE ASUNCIÓN NOCHIXTLÁN, EN EL ESTADO DE OAXACA	1,975,125
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE RAMOS MILLÁN", EN EL MUNICIPIO DE PUENTE DE IXTLA, EN EL ESTADO DE MORELOS	993,773
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN MAJADILLAS, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	2,781,100
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN NUEVO METEPEC 2DA ETAPA, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	2,030,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN TROJAS, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	812,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN ZACATEPEC, EN EL MUNICIPIO DE METEPEC, EN EL	584,640

ESTADO DE HIDALGO	
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN EL MUNICIPIO DE CÁRDENAS, TABASCO	7,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO, DE LAS PRINCIPALES CALLES EN LA ZONA ORIENTE DE LA CIUDAD, MUNICIPIO DE GUADALAJARA, JALISCO.	50,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN AV. ZAPOTLANEJO, MUNICIPIO DE ZAPOTLANEJO, JALISCO.	7,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE 5 DE MAYO, MUNICIPIO DE SAN MARTÍN HIDALGO, JALISCO.	2,800,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE ALBERTO CÁRDENAS, MUNICIPIO DE ZAPOTLANEJO, JALISCO.	2,100,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE BENITO JUÁREZ, MUNICIPIO DE CIHUATLÁN, JALISCO.	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE CAMPESINOS, MUNICIPIO DE SAN MARTÍN HIDALGO, JALISCO.	4,200,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE CARLOS RIVERA ACEVES, MUNICIPIO DE ZAPOTLANEJO, JALISCO.	1,200,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE DEGOLLADO ORIENTE, MUNICIPIO DE JOCOTEPEC, JALISCO.	6,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE FRANCISCO MEDINA ASCENCIO, MUNICIPIO DE ZAPOTLANEJO, JALISCO.	2,200,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE JAVIER MINA, MUNICIPIO DE JUANACATLÁN, JALISCO.	4,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE PASCUAL OROZCO, MUNICIPIO DE CIHUATLÁN, JALISCO.	7,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE PRISCILIANO SÁNCHEZ, MUNICIPIO DE ZACOALCO DE TORRES, JALISCO.	4,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO EN LA CALLE PROGRESO, MUNICIPIO DE ZACOALCO DE TORRES, JALISCO.	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES, BANQUETAS, RED DE AGUA POTABLE Y ALCANTARILLADO, ALUMBRADO PÚBLICO Y ARBOLADO, EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	10,000,000
PAVIMENTACIÓN CON EMPEDRADO AHOGADO EN MORTERO Y HUELLAS DE CONCRETO EN AV. SANTA MARÍA, MUNICIPIO DE PUERTO VALLARTA, JALISCO	13,500,000
PAVIMENTACIÓN CON EMPEDRADO AHOGADO EN MORTERO Y HUELLAS DE CONCRETO EN CALLE INDEPENDENCIA, MUNICIPIO DE JILOTLÁN DE LOS DOLORES, JALISCO	4,000,000
PAVIMENTACIÓN CON EMPEDRADO AHOGADO EN MORTERO Y HUELLAS DE CONCRETO EN EL MUNICIPIO DE SAN SEBASTIÁN DEL OESTE, JALISCO	3,000,000
PAVIMENTACIÓN CON EMPEDRADO AHOGADO EN MORTERO Y HUELLAS DE CONCRETO EN LA CALLE EMILIANO ZAPATA, MUNICIPIO DE MIXTLÁN, JALISCO	3,000,000
PAVIMENTACIÓN CON EMPEDRADO AHOGADO EN MORTERO Y HUELLAS DE CONCRETO EN LA CALLE JUÁREZ, MUNICIPIO DE TECHALUTA DE MONTENEGRO, JALISCO	3,000,000
PAVIMENTACIÓN CON EMPEDRADO AHOGADO EN MORTERO Y HUELLAS DE CONCRETO EN LA CALLE VENECIA EN LOS VOLCANES, MUNICIPIO DE ATENGUILLO, JALISCO	3,000,000
PAVIMENTACIÓN CON MEZCLA ASFÁLTICA EN CALIENTE DE CALLE 1 Y IV EN EL MUNICIPIO DE CÁRDENAS, TABASCO	2,500,000
PAVIMENTACIÓN CON MEZCLA ASFÁLTICA EN CALIENTE EN LA AVENIDA CÁRDENAS, EN EL MUNICIPIO DE CÁRDENAS, EN EL ESTADO DE TABASCO	9,000,000
PAVIMENTACION DE CONCRETO HIDRAULICO DE LAS CALLES ADOLFO LOPEZ MATEOS Y EMILIANO ZAPATA, EN EL MUNICIPIO DE VILLA DE ZAACHILA, EN EL ESTADO DE OAXACA	1,944,248
PAVIMENTACIÓN DE AVENIDA NÉSTOR OLIVAS ENTRE CALLES PRIMERA Y SEGUNDA, COLONIA EX EJIDO CHAPULTEPEC, ENSENADA, EN EL ESTADO DE BAJA CALIFORNIA	2,000,000
PAVIMENTACIÓN DE CALLE 20 DE NOVIEMBRE EN SAN PEDRO DE LOS NARANJOS, EN EL MUNICIPIO DE	2,731,606

SALVATIERRA, EN EL ESTADO DE GUANAJUATO	
PAVIMENTACIÓN DE CALLE CERRO PRIETO, EN EL MUNICIPIO DE CABORCA, EN EL ESTADO DE SONORA	920,311
PAVIMENTACIÓN DE CALLE EUCALIPTOS EN LA COLONIA DE LOS OLMOS, EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE JALPA, EN EL ESTADO DE ZACATECAS	800,000
PAVIMENTACIÓN DE CALLE FRANCISCO CEDILLO, EN EL MUNICIPIO DE ANGANGUEO, EN EL ESTADO DE MICHOACÁN	5,311,000
PAVIMENTACION DE CALLES A BASE DE CONCRETO HIDRAULICO. (CALLE OAXACA, LIC. ALFONSO REYES Y CALLE OCTAVIO PAZ), EN EL MUNICIPIO DE SANTA LUCÍA DEL CAMINO, EN EL ESTADO DE OAXACA	5,935,157
PAVIMENTACIÓN DE CALLES CON CONCRETO HIDRÁULICO EN EL MUNICIPIO DE CÁRDENAS, TABASCO	13,601,430
PAVIMENTACIÓN DE CALLES EN CABECERA MUNICIPAL DE SOTO DE LA MARINA, EN EL MUNICIPIO DE SOTO LA MARINA, EN EL ESTADO DE TAMAULIPAS	3,003,388
PAVIMENTACIÓN DE CALLES EN DIVERSAS COLONIAS, EN EL MUNICIPIO DE BACALAR, EN EL ESTADO DE QUINTANA ROO	10,000,000
PAVIMENTACIÓN DE CALLES EN DIVERSAS COLONIAS, EN EL MUNICIPIO DE BENITO JUÁREZ, EN EL ESTADO DE QUINTANA ROO	26,000,000
PAVIMENTACIÓN DE CALLES EN DIVERSAS COLONIAS, EN EL MUNICIPIO DE COZUMEL, EN EL ESTADO DE QUINTANA ROO	12,000,000
PAVIMENTACIÓN DE CALLES EN DIVERSAS COLONIAS, EN EL MUNICIPIO DE FELIPE CARRILLO PUERTO, EN EL ESTADO DE QUINTANA ROO	10,000,000
PAVIMENTACIÓN DE CALLES EN DIVERSAS COLONIAS, EN EL MUNICIPIO DE ISLA MUJERES, EN EL ESTADO DE QUINTANA ROO	10,000,000
PAVIMENTACIÓN DE CALLES EN DIVERSAS COLONIAS, EN EL MUNICIPIO DE JOSÉ MARÍA MORELOS, EN EL ESTADO DE QUINTANA ROO	10,000,000
PAVIMENTACIÓN DE CALLES EN DIVERSAS COLONIAS, EN EL MUNICIPIO DE LÁZARO CÁRDENAS, EN EL ESTADO DE QUINTANA ROO	10,000,000
PAVIMENTACIÓN DE CALLES EN DIVERSAS COLONIAS, EN EL MUNICIPIO DE OTHÓN P. BLANCO, EN EL ESTADO DE QUINTANA ROO	26,000,000
PAVIMENTACIÓN DE CALLES EN DIVERSAS COLONIAS, EN EL MUNICIPIO DE SOLIDARIDAD, EN EL ESTADO DE QUINTANA ROO	26,000,000
PAVIMENTACIÓN DE CALLES EN DIVERSAS COLONIAS, EN EL MUNICIPIO DE TULUM, EN EL ESTADO DE QUINTANA ROO	10,000,000
PAVIMENTACIÓN DE CALLES EN LA DELEGACIÓN DE CUAUHTÉMOC, DISTRITO FEDERAL	100,000,000
PAVIMENTACIÓN DE CALLES EN TLAJOMULCO DE ZÚÑIGA, JALISCO, EN LA LOCALIDAD DE CUEXCOMATITLÁN.	8,625,206
PAVIMENTACIÓN DE CAMINO A BASE DE MEZCLA ASFÁLTICA DE JALPA DE MÉNDEZ, TABASCO	5,000,000
PAVIMENTACIÓN DE CAMINO A BASE DE MEZCLA ASFÁLTICA EN DIVERSAS CALLES EN EL MUNICIPIO DE CUNDUACÁN, TABASCO	5,500,000
PAVIMENTACIÓN DE CAMINO A BASE DE MEZCLA ASFÁLTICA EN EL MUNICIPIO DE JALPA DE MÉNDEZ, TABASCO	27,000,000
PAVIMENTACIÓN DE CAMINO CON MEZCLA ASFÁLTICA EN CALIENTE EN EL MUNICIPIO DE CÁRDENAS, TABASCO	2,500,000
PAVIMENTACIÓN DE CAMINO CON MEZCLA ASFÁLTICA EN FRIO EN EL MUNICIPIO DE CÁRDENAS, TABASCO	12,500,000
PAVIMENTACIÓN DE CAMINO DE ACCESO A LOS EJIDOS LA ENCARNACIÓN Y NOMBRE DE DIOS MPIO DE SOTO LA MARINA, PARTIENDO DEL ENTRONQUE CON CARRETERA SOTO LA MARINA-ESTACIÓN MANUEL, EN EL MUNICIPIO DE SOTO LA MARINA, EN EL ESTADO DE TAMAULIPAS	6,371,010
PAVIMENTACIÓN DE CAMINO DE ACCESO AL EJ. EL SABINITO, PARTIENDO DEL ENTRONQUE CON CARRETERA SOTO LA MARINA CD. VICTORIA, EN EL MUNICIPIO DE SOTO LA MARINA, EN EL ESTADO DE TAMAULIPAS	1,995,606
PAVIMENTACIÓN DE CAMINO DE ACCESO AL EJ. LA PEÑITA, PARTIENDO DEL ENTRONQUE CON CARRETERA SOTO LA MARINA-ABASOLO, EN EL MUNICIPIO DE SOTO LA MARINA, EN EL ESTADO DE TAMAULIPAS	5,126,009
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO CALLE LAS MESAS, EN EL MUNICIPIO DE TETELA DEL VOLCÁN, EN EL ESTADO DE MORELOS	1,930,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO CALLE PINO SUÁREZ EN EL MUNICIPIO DE CENTRO, TABASCO	1,299,200
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO CALLE SAN JUAN BAUTISTA, MUNICIPIO DE CENTRO, TABASCO	1,266,720
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO CALLE TOMAS GARRIDO, MUNICIPIO DE CENTRO, TABASCO	1,299,200
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO CON CUNETAS DE LA CALLE VERACRUZ ESCAPE, EN EL MUNICIPIO DE TETELA DEL VOLCÁN, EN EL ESTADO DE MORELOS	4,516,438
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN LA CALLE JUAN XXII, MUNICIPIO DE CENTRO, TABASCO	1,110,816
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN LA CALLE VIENA, MUNICIPIO DE PUERTO VALLARTA,	16,500,000

JALISCO	
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN TEMAXCALILLOS, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	2,086,840
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN TORTUGAS, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	2,453,864
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO Y OBRAS COMPLEMENTARIAS EN CALLE MANUEL J. AGUIRRE, EN EL MUNICIPIO DE TEOCALTICHE, EN EL ESTADO DE JALISCO	3,000,000
PAVIMENTACIÓN DE CONCRETO, BANQUETA Y DRENAJE, CALLE MAZATÁN, EN EL MUNICIPIO DE MAZATÁN, EN EL ESTADO DE SONORA	925,089
PAVIMENTACIÓN DE DIVERSAS CALLES EN EL MUNICIPIO DE URES DEL ESTADO DE SONORA.	7,933,533
PAVIMENTACIÓN DE LA AV. BICENTENARIO, CUERPO IZQUIERDA 3ERA ETAPA, EN EL MUNICIPIO DE MORELIA, EN EL ESTADO DE MICHOACÁN	11,000,000
PAVIMENTACIÓN DE LA CALLE 11° EN LA COLONIA EL CENTENARIO , EN EL MUNICIPIO DE PRAXEDIS G. GUERRERO, EN EL ESTADO DE CHIHUAHUA	1,297,315
PAVIMENTACIÓN DE LA CALLE 15° EN LA COLONIA EL CENTENARIO , EN EL MUNICIPIO DE PRAXEDIS G. GUERRERO, EN EL ESTADO DE CHIHUAHUA	1,297,315
PAVIMENTACIÓN DE LA CALLE BENITO JUÁREZ, EN EL MUNICIPIO DE TLAYACAPAN, EN EL ESTADO DE MORELOS	1,673,484
PAVIMENTACIÓN DE LA CALLE CARRIZALES DOS, EN EL MUNICIPIO DE JANOS, EN EL ESTADO DE CHIHUAHUA	1,093,880
PAVIMENTACIÓN DE LA CALLE FRANCISCO VILLA SEGUNDA PARTE, EN EL MUNICIPIO DE JANOS, EN EL ESTADO DE CHIHUAHUA	4,268,800
PAVIMENTACIÓN DE LA PROLONGACIÓN DE LEANDRO VALLE , EN EL MUNICIPIO DE ZACATLÁN, EN EL ESTADO DE PUEBLA	3,000,000
PAVIMENTACIÓN DE LAS CALLES ARBOLEDA Y ARBOLITOS EN LA COLONIA ARROYO BLANCO, EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE JALPA, EN EL ESTADO DE ZACATECAS	900,000
PAVIMENTACIÓN DE TRAMO CARRETERO PERIBÁN - LOS REYES EN EL ESTADO DE MICHOACÁN	20,000,000
PAVIMENTACIÓN DE TRAMO CARRETERO, A BASE DE CONCRETO HIDRÁULICO Y ALUMBRADO PÚBLICO, EN LA CABECERA MUNICIPAL DE NUMARAN, MICHOACÁN	40,000,000
PAVIMENTACION DEL BOULEVARD CANUTO IBARRA GUERRERO, ENTRE AGUSTINA RAMIREZ Y BLVD PEDRO ANAYA, EN LA CIUDAD DE LOS MOCHIS, EN EL MUNICIPIO DE AHOME, EN EL ESTADO DE SINALOA	55,000,000
PAVIMENTACION DEL BOULEVARD DEGOLLADO ENTRE BOULEVARD CENTENARIO Y BOULEVARD PEDRO ANAYA, EN LA CIUDAD DE LOS MOCHIS, EN EL MUNICIPIO DE AHOME, EN EL ESTADO DE SINALOA	70,000,000
PAVIMENTACION DEL BOULEVARD JOSE HERNANDEZ TERAN, TRAMO DEL BOULEVARD CHIHUAHUITA A CARRETERA LOS MOCHIS-TOPOLOBAMPO, EN LA CIUDAD DE LOS MOCHIS, EN EL MUNICIPIO DE AHOME, EN EL ESTADO DE SINALOA	65,000,000
PAVIMENTACIÓN DEL CALLEJÓN CALIFORNIA , AVENIDA "M" , Y AVENIDA "L" , EN EL MUNICIPIO DE CABORCA, EN EL ESTADO DE SONORA	2,388,561
PAVIMENTACIÓN DEL CAMINO BARRERAS EN EL MUNICIPIO DE PIHUAMO, JALISCO	4,000,000
PAVIMENTACIÓN DEL CAMINO E.C. (COXCATLÁN-ZOQUITLÁN) TECOLTEPEC, EN EL ESTADO DE PUEBLA	5,000,000
PAVIMENTACIÓN DEL CAMINO RURAL LAS CUEVAS – CUAPIAXTLA; EN LOS MUNICIPIOS DE ATLTZAYANCA Y CUAPIAXTLA, EN EL ESTADO DE TLAXCALA	29,000,000
PAVIMENTACIÓN DEL CAMINO VIEJO A SAN MIGUEL TOTOCUITLAPILCO A SAN BARTOLO TLATELULCO, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE MÉXICO	20,000,000
PAVIMENTACIÓN EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	9,263,029
PAVIMENTACIÓN EN LA CALLE MORELOS EN SAN MIGUEL EMENGUARO, EN EL MUNICIPIO DE SALVATIERRA, EN EL ESTADO DE GUANAJUATO	1,745,110
PAVIMENTACIÓN HIDRÁULICA AVENIDA PRINCIPAL EN LA COMUNIDAD DE PANUAYA, EN EL MUNICIPIO DE TEZONTEPEC DE ALDAMA, EN EL ESTADO DE HIDALGO	2,750,000
PAVIMENTACIÓN TENAYO-AGRARISTA, AYALA, MORELOS	1,869,581
PAVIMENTACIÓN Y CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN EL MUNICIPIO DE CENTRO, TABASCO	1,299,200
PAVIMENTACIÓN Y CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN EL MUNICIPIO DE PARAÍSO, TABASCO	9,557,500
PAVIMENTACIÓN Y DRENAJE EN CALLE INDEPENDENCIA, EN EL MUNICIPIO DE AYALA, EN EL ESTADO DE MORELOS	3,000,000
PAVIMENTACIÓN Y REHABILITACIÓN DE DIVERSAS CALLES Y AVENIDAS EN EL MUNICIPIO DE REYNOSA, TAMAULIPAS	51,736,842
PAVIMENTACIÓN Y REHABILITACIÓN DE DIVERSAS CALLES Y AVENIDAS EN EL MUNICIPIO DE TAMPICO, TAMAULIPAS	29,736,842
PAVIMENTACIÓN Y REHABILITACIÓN DE DIVERSAS CALLES Y AVENIDAS EN EL MUNICIPIO DE VICTORIA, TAMAULIPAS	24,736,842
PAVIMENTACIÓN, EN EL MUNICIPIO DE SAN BERNARDO, EN EL ESTADO DE DURANGO	3,710,000

PAVIMENTACIÓN, GUARNICIONES Y SERVICIOS EN LA CALLE PONCIANO ARRIAGA, COLONIA MORELOS, EN EL MUNICIPIO DE APATZINGÁN, EN EL ESTADO DE MICHOACÁN	4,000,000
PAVIMENTO HIDRÁULICO EN CALLE DE VILLA PUERTO CEIBA ETAPA 1 EN EL MUNICIPIO DE PARAÍSO, TABASCO	10,000,000
PROGRAMA DE REHABILITACIÓN Y MODERNIZACIÓN DE VIALIDADES, EN EL MUNICIPIO DE PLAYAS DE ROSARITO, EN EL ESTADO DE BAJA CALIFORNIA	65,000,000
PROYECTOS DE INFRAESTRUCTURA VIAL EN EL ESTADO DE SONORA	500,000,000
PROYECTOS DE MEJORA DE VIALIDADES, EN EL MUNICIPIO DE SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	20,000,000
PUEBLO VIEJO-RAFAEL CAL Y MAYOR (LIBRAMIENTO DE EDOS. CHIS. Y OAX.), EN EL MUNICIPIO DE CINTALAPA, EN EL ESTADO DE CHIAPAS	17,500,000
PUENTE VEHICULAR CAMINO A STA. MARTHA, EN EL MUNICIPIO DE SAN CRISTÓBAL DE LAS CASAS, EN EL ESTADO DE CHIAPAS	500,000
RECONSTRUCCIÓN DEL VADO CAMINO A COBACHI., EN EL MUNICIPIO DE MAZATÁN, EN EL ESTADO DE SONORA	1,181,269
REENCARPETAMIENTO DE VIALIDADES EN LA COLONIA PARQUES DEL AUDITORIO, INCLUYE: GUARNICIONES, BANQUETAS, RENIVELACIONES DE POZOS Y CAJAS, SEÑALAMIENTO VERTICAL Y HORIZONTAL, MUNICIPIO DE ZAPOPAN, JALISCO	10,000,000
REENCARPETAMIENTO DE VIALIDADES, EN EL FRACCIONAMIENTO TABACHINES, LOMAS DE TABACHINES, LOMAS DEL VERGEL, COLINAS DE TABACHINES, LA MARTINICA, EMILIANO ZAPATA Y BALCONES DE LA CANTERA, INCLUYE: GUARNICIONES, BANQUETAS, RENIVELACIÓN DE POZOS Y CAJAS, SEÑALAMIENTO VERTICAL Y HORIZONTAL, MUNICIPIO DE ZAPOPAN, JALISCO	15,000,000
REENCARPETAMIENTO DE VIALIDADES, EN LA COLONIA SANTA MARGARITA, INCLUYE: GUARNICIONES, BANQUETAS, RENIVELACIÓN DE POZOS Y CAJAS, SEÑALAMIENTO VERTICAL Y HORIZONTAL, MUNICIPIO DE ZAPOPAN, JALISCO	25,280,000
REHABILITACIÓN CON CONCRETO HIDRÁULICO EN CAMINO A DURAZNOTLA 4A ETAPA LOC. XICOTEPEC, EN EL ESTADO DE PUEBLA	2,150,972
REHABILITACIÓN DE CALLE ALDAMA NORTE (ENTRE CALLE ALDAMA NORTE Y BOULEVARD TORRES LANDA), EN EL MUNICIPIO DE SANTIAGO MARAVATÍO, EN EL ESTADO DE GUANAJUATO	6,296,825
REHABILITACIÓN DE INFRAESTRUCTURA VIAL EN EL CENTRO HISTÓRICO DE CUERNAVACA, EN EL ESTADO DE MORELOS	87,000,000
REHABILITACIÓN DE INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ZONTECOMATLÁN DE LÓPEZ Y FUENTES, EN EL ESTADO DE VERACRUZ	1,000,000
REHABILITACIÓN DE LA CALLE DE CONCRETO HIDRÁULICO DE LA CALLE SIERRA DE ZEMPOALTEPETL SECTOR I, SANTA CRUZ HUATULCO, EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, EN EL ESTADO DE OAXACA	1,595,000
REHABILITACIÓN DE LA CALLE SIERRA DE TAMAZUALPAN, MUNICIPIO DE SANTA MARÍA HUATULCO, OAXACA	2,247,161
REHABILITACIÓN DE LA CARRETERA TOTOLAC-SAN SIMEÓN XIPETZINGO; EN LOS MUNICIPIOS DE TOTOLAC, PANOTLA Y HUEYOTLIPAN, EN EL ESTADO DE TLAXCALA	50,000,000
REHABILITACIÓN DE LA CARRETERA ESPAÑITA-RANCHO DE TORRES-ENTRONQUE CARRETERA FEDERAL LOS REYES ZACATEPEC; EN EL MUNICIPIO DE ESPAÑITA, EN EL ESTADO DE TLAXCALA	40,000,000
REHABILITACIÓN DE LA CARRETERA TERRENATE - LA COLONIA - TIPIZILA - EMILIANO ZAPATA ; EN LOS MUNICIPIOS DE EMILIANO ZAPATA Y TERRENATE, EN EL ESTADO DE TLAXCALA	51,000,000
REHABILITACIÓN DE PARQUE COL. COLINAS DE VALLE VERDE CALLE NO. REELECCIÓN Y VALLE PIRUL, EN EL MUNICIPIO DE MONTERREY, EN EL ESTADO DE NUEVO LEÓN	4,000,000
REHABILITACIÓN DEL BLVD DE ACCESO ORIENTE EN LA CABECERA MUNICIPAL EN EL MUNICIPIO DE FLORENCIA DE BENITO JUÁREZ, EN EL ESTADO DE ZACATECAS	1,700,000
REHABILITACIÓN DEL PAVIMENTO DEL BLVD. GUSTAVO DÍAZ ORDAZ , EN EL MUNICIPIO DE CHIGNAHUAPAN, EN EL ESTADO DE PUEBLA	5,000,000
REHABILITACIÓN DEL PAVIMENTO DEL BLVD. PRINCIPAL DE LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE CHIGNAHUAPAN, EN EL ESTADO DE PUEBLA	10,000,000
REHABILITAR EN UNA PRIMERA ETAPA LA CARRETERA LA CONCHA A MECAVACA, EN EL MUNICIPIO DE CHAPA DE MOTA, EN EL ESTADO DE MÉXICO	25,000,000
REPAVIMENTACIÓN ASFÁLTICA EN EL MUNICIPIO DE CENTRO, TABASCO	724,258
REPAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE CALLE DR. BARRAGÁN, EN LA COL. DOCTORES EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	23,808,599
REPAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE CALLE ISABEL LA CATÓLICA, EN LA COL. CENTRO EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	25,000,000
REPAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE CALLE JESÚS MARÍA, EN LA COL. CENTRO EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	9,455,771
REPAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE CALLE JUSTO SIERRA, EN LA COL. CENTRO EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	4,925,391
REPAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE CALLE NARANJO,	24,776,719

EN LA COL. SANTA MARÍA LA RIBERA EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	
REPAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE CALLE RÍO GRIJALVA, EN LA COL. CUAUHTÉMOC EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	4,075,912
REPAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE CALLE SOR JUANA INÉS DE LA CRUZ, EN LA COL. BUENAVISTA EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	14,935,877
REPAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE CALLE TOPACIO, EN LA COL. PAULINO NAVARRO EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	19,137,034
REPAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE CALLE ZOLTÁN KODALY, EN LA COL. SAN SIMÓN TOLNÁHUAC EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	3,076,001
REPAVIMENTACIÓN DE AV. DOCTORES, COLONIA SANTIAGO TEYAHUALCO, BARRIO LA MANZANA, EN EL MUNICIPIO DE TULTEPEC, EN EL ESTADO DE MÉXICO	6,000,000
REPAVIMENTACIÓN DE AV. TOLUCA, COLONIAS: FRACCIONAMIENTOS DORADO Y EL BOSQUE, EN EL MUNICIPIO DE TULTEPEC, EN EL ESTADO DE MÉXICO	18,000,000
REPAVIMENTACIÓN DE CALLE AMBERES CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	17,820,000
REPAVIMENTACIÓN DE CALLE BERNA CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	3,240,000
REPAVIMENTACIÓN DE CALLE BIARRITZ CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	3,300,000
REPAVIMENTACIÓN DE CALLE COPENHAGUE CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	3,700,000
REPAVIMENTACIÓN DE CALLE ESTOCOLMO CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	5,610,000
REPAVIMENTACIÓN DE CALLE ESTRASBURGO CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	3,350,000
REPAVIMENTACIÓN DE CALLE GÉNOVA CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	17,230,000
REPAVIMENTACIÓN DE CALLE HAMBURGO CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	24,500,000
REPAVIMENTACIÓN DE CALLE HAMBURGO CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	20,790,000
REPAVIMENTACIÓN DE CALLE HAVRE CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	10,390,000
REPAVIMENTACIÓN DE CALLE LIVERPOOL CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	24,030,000
REPAVIMENTACIÓN DE CALLE LONDRES CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	44,810,000
REPAVIMENTACIÓN DE CALLE NÁPOLES CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	5,540,000
REPAVIMENTACIÓN DE CALLE OXFORD CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	5,440,000
REPAVIMENTACIÓN DE CALLE PRAGA CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	15,710,000
REPAVIMENTACIÓN DE CALLE VARSOVIA CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA DELEGACIÓN CUAUHTÉMOC EN EL DISTRITO FEDERAL	17,560,000
REPAVIMENTACIÓN DE CALLES CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN COLONIAS DE LA DELEGACIÓN CUAUHTÉMOC, EN EL DISTRITO FEDERAL	12,000,000
REPAVIMENTACIÓN DE LA CALLE EMILIANO ZAPATA EN LA COLONIA 10 DE JUNIO, EN EL MUNICIPIO DE TULTEPEC, EN EL ESTADO DE MÉXICO	6,000,000
REPAVIMENTACIÓN DEL CIRCUITO LA GLORIA MUNICIPIO DE CENTRO, TABASCO	3,501,333
SAN SIMÓN DE GUERRERO-LA CUMBRE, EN EL MUNICIPIO DE SAN SIMÓN DE GUERRERO, EN EL ESTADO DE MÉXICO	18,488,999
SEGUNDA ETAPA ACÁMBARO–MORELIA EN EL ESTADO DE GUANAJUATO	54,140,000
SUSTITUCIÓN DE PAVIMENTO A BASE DE CONCRETO HIDRÁULICO, RED DE AGUA Y DRENAJE DE LA CALLE PINO SUÁREZ EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE JALISCO	1,246,340
TRAMO CARRETERO LA TRINIDAD-SAN ANTONIO PACHUQUILLA, EN EL MUNICIPIO DE COATEPEC HARINAS, EN EL ESTADO DE MÉXICO	26,750,000
VIALIDADES, AGUA POTABLE Y ALCANTARILLADO EN EL FRACCIONAMIENTO NORPONIENTE EN VICTORIA, TAMAULIPAS	24,736,842
VIALIDADES, AGUA POTABLE Y ALCANTARILLADO EN LA COLONIA TODOS POR TAMAULIPAS EN VICTORIA, TAMAULIPAS	34,736,842

PROYECTOS DE INFRAESTRUCTURA ECONÓMICA	**6,473,137,764**
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN CUAUTLANCINGO, PUEBLA	4,600,000
2A ETAPA DEL MALECÓN DE PUERTO MADERO, EN EL MUNICIPIO DE TAPACHULA, EN EL ESTADO DE CHIAPAS	50,000,000
AMPLIACIÓN DE RED ELÉCTRICA CALLE EMILIO HERNÁNDEZ, EN EL MUNICIPIO DE EL ARENAL, EN EL ESTADO DE HIDALGO	1,149,684
AMPLIACIÓN DE DRENAJE SANITARIO EN EL MUNICIPIO DE SALINA CRUZ, OAXACA	7,563,961
AMPLIACIÓN DE LA RED ELÉCTRICA EN LA COL. 5 DE MAYO Y COL. DEL MAESTRO, EN EL MUNICIPIO DE CHINA, EN EL ESTADO DE NUEVO LEÓN	4,259,314
AMPLIACIÓN DE RED DE DRENAJE EN LA COMUNIDAD DEL PÁJARO, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE GUANAJUATO	984,976
CIMENTACIÓN Y OBRAS DE DRENAJE PARA CONSTRUCCIÓN DE RUTA ECOTURÍSTICA (BORDO DE PROTECCIÓN DE LA CABECERA MUNICIPAL), EN EL MUNICIPIO DE TACOTALPA, EN EL ESTADO DE TABASCO	10,000,000
CIUDAD DEL CONOCIMIENTO Y LA CULTURA, EN EL ESTADO DE HIDALGO	250,000,000
CONSTRUCCIÓN DE ALMACENAMIENTO DE AGUA EN LA COMUNIDAD DE GARABATO, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE GUANAJUATO	1,904,769
CONSTRUCCIÓN DE BORDO DE PROTECCIÓN MARGINAL DEL POBLADO OXOLOTÁN, EN EL MUNICIPIO DE TACOTALPA, EN EL ESTADO DE TABASCO	15,000,000
CONSTRUCCIÓN DE CANCHA DEPORTIVA DE USOS MÚLTIPLES CON TECHUMBRE EN EL MUNICIPIO DE JALAPA, TABASCO	1,800,000
CONSTRUCCIÓN DE CANCHA TECHADA DE USOS MÚLTIPLES EN EL PARQUE CENTRAL DE POB.11 DE FEBRERO, EN EL MUNICIPIO DE CUNDUACÁN, EN EL ESTADO DE TABASCO	1,500,000
CONSTRUCCIÓN DE CANCHA TECHADA DE USOS MÚLTIPLES EN EL PARQUE CENTRAL, DEL EJIDO EL TULAR., EN EL MUNICIPIO DE CUNDUACÁN, EN EL ESTADO DE TABASCO	1,500,000
CONSTRUCCIÓN DE CANCHA TECHADA DE USOS MÚLTIPLES EN EL PARQUE CENTRAL, DEL POBLADO AMADO GÓMEZ, EN EL MUNICIPIO DE CUNDUACÁN, EN EL ESTADO DE TABASCO	1,500,000
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE LOS REYES DE JUÁREZ, EN EL ESTADO DE PUEBLA	3,000,000
CONSTRUCCIÓN DE EMISOR Y PTAR EN TULA, TAMAULIPAS	24,736,842
CONSTRUCCIÓN DE INFRAESTRUCTURA PLUVIAL PARA LAS COLONIAS LA LAGUNA Y VIUDA EMILIA , EN EL MUNICIPIO DE CHINA, EN EL ESTADO DE NUEVO LEÓN	4,197,102
CONSTRUCCIÓN DE LA SEGUNDA ETAPA DEL PUNTO RECREATIVO CHULAVISTA, MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	3,850,000
CONSTRUCCIÓN DE PARQUE EN LA COMUNIDAD TLALMIMILULPAN, TLALMIMILULPAN, EN EL MUNICIPIO DE TETELA DEL VOLCÁN, EN EL ESTADO DE MORELOS	6,475,741
CONSTRUCCIÓN DE PARQUE RECREATIVO EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE SAN DIEGO DE LA UNIÓN, EN EL ESTADO DE GUANAJUATO	1,000,000
CONSTRUCCIÓN DE PLANTA POTABILIZADORA EN EL MUNICIPIO DE AXTLA DE TERRAZAS (PRIMERA ETAPA)., EN EL MUNICIPIO DE AXTLA DE TERRAZAS, EN EL ESTADO DE SAN LUIS POTOSÍ	8,000,000
CONSTRUCCIÓN DE PLAZA CÍVICA SANTA ANA PORTALES, EN EL MUNICIPIO DE TETLATLAHUCA, TLAXCALA	3,726,882
CONSTRUCCIÓN DE PLAZA Y PARQUE, EN EL MUNICIPIO DE SAN DIEGO DE LA UNIÓN, EN EL ESTADO DE GUANAJUATO	1,000,000
CONSTRUCCIÓN DE RASTRO MUNICIPAL, EN EL MUNICIPIO DE MELCHOR OCAMPO, EN EL ESTADO DE NUEVO LEÓN	1,630,869
CONSTRUCCIÓN DE RED DE AGUA POTABLE EN LA CALLE PRINCIPAL EN LA COLONIA COMUNEROS VICENTE GUERRERO, DEL MUNICIPIO DE SANTA MARÍA HUATULCO, OAXACA	2,000,000
CONSTRUCCIÓN DE RED DE AGUA POTABLE, MUNICIPIO DE ETZATLÁN, JALISCO	5,000,000
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MULTIPLES EN LA ESC. PRIM. MARIANO MATAMOROS UNIDAD HABITACIONAL MARIANO MATAMOROS, MUNICIPIO DE AYALA, MORELOS.	2,520,581
CONSTRUCCIÓN Y EQUIPAMIENTO DE CIUDAD MUJER (3ER. ETAPA), EN EL MUNICIPIO DE SAN CRISTÓBAL DE LAS CASAS, EN EL ESTADO DE CHIAPAS	50,000,000
CONSTRUCCIÓN Y EQUIPAMIENTO DEL CENTRO DE CONVENCIONES DE SAN CRISTÓBAL (2A ETAPA), SAN CRISTÓBAL DE LAS CASAS, CHIAPAS	75,000,000
DRENAJE PLUVIAL COLONIA 15 DE MAYO, EN EL MUNICIPIO DE GUADALUPE, EN EL ESTADO DE NUEVO LEÓN	7,000,000
ELECTRIFICACIÓN, CABECERA MUNICIPAL, EN EL MUNICIPIO DE INDAPARAPEO, EN EL ESTADO DE MICHOACÁN	13,000,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE JALAPA, TABASCO	6,800,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE SANTA MARÍA JACATEPEC, EN EL ESTADO DE OAXACA	1,833,333
INFRAESTRUCTURA ECONÓMICA EN EL ESTADO DE CAMPECHE	200,000,000

INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE CENTLA DEL ESTADO DE TABASCO	7,000,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE CENTRO DEL ESTADO DE TABASCO	10,000,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE GUADALUPE, EN EL ESTADO DE NUEVO LEÓN	4,000,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE GUANAJUATO, GUANAJUATO	25,000,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE IRAPUATO, EN EL ESTADO DE GUANAJUATO	2,500,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE JOJUTLA, EN EL ESTADO DE MORELOS	50,000,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE MONTERREY, EN EL ESTADO DE NUEVO LEÓN	15,200,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE OAXACA DE JUÁREZ	1,596,169
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE SAN ANDRÉS SINAXTLA, EN EL ESTADO DE OAXACA	2,100,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE SAN JUAN COMALTEPEC, EN EL ESTADO DE OAXACA	1,833,333
INFRAESTRUCTURA ECONÓMICA ESTATAL, EN EL ESTADO DE COAHUILA	50,000,000
INFRAESTRUCTURA ECONÓMICA ESTATAL, EN EL ESTADO DE NAYARIT	20,000,000
INFRAESTRUCTURA ECONÓMICA, EN EL MUNICIPIO DE MITONTIC, EN EL ESTADO DE CHIAPAS	4,600,000
INFRAESTRUCTURA ECONÓMICA, EN EL MUNICIPIO DE SANTA MARÍA CHIMALAPA, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA ECONÓMICA, EN EL MUNICIPIO DE TOLIMÁN, EN EL ESTADO DE QUERÉTARO	6,483,329
INFRAESTRUCTURA EN EL PARQUE ECOTURÍSTICO DE LA RIBERA DE LA PRESA DEL SALTO, EN EL MUNICIPIO DE VALLE DE GUADALUPE, EN EL ESTADO DE JALISCO	1,900,000
INFRAESTRUCTURA ESTATAL PARA EL DESARROLLO REGIONAL DEL ESTADO DE MICHOACÁN	50,000,000
INFRAESTRUCTURA HIDRÁULICA, EN EL MUNICIPIO DE MAZATLÁN, EN EL ESTADO DE SINALOA	37,000,000
INFRAESTRUCTURA MUNICIPAL EN ÁLAMO TEMAPACHE, VERACRUZ	6,100,000
INFRAESTRUCTURA MUNICIPAL EN HUATUSCO, VERACRUZ	3,200,000
INFRAESTRUCTURA MUNICIPAL EN ABASOLO, GUANAJUATO	4,900,000
INFRAESTRUCTURA MUNICIPAL EN AMEALCO DE BONFIL, QUERÉTARO	3,600,000
INFRAESTRUCTURA MUNICIPAL EN AMOZOC, PUEBLA	5,900,000
INFRAESTRUCTURA MUNICIPAL EN CELAYA, GUANAJUATO	27,000,000
INFRAESTRUCTURA MUNICIPAL EN COLIMA, COLIMA	8,700,000
INFRAESTRUCTURA MUNICIPAL EN COMONDÚ, BAJA CALIFORNIA SUR	4,100,000
INFRAESTRUCTURA MUNICIPAL EN DOLORES HIDALGO CUNA DE LA INDEPENDENCIA NACIONAL, GUANAJUATO	8,700,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ABALÁ, EN EL ESTADO DE YUCATÁN	10,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE BACA, EN EL ESTADO DE YUCATÁN	10,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TEKAX, EN EL ESTADO DE YUCATÁN	10,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TIXMEHUAC, EN EL ESTADO DE YUCATÁN	10,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE YAXCABÁ, EN EL ESTADO DE YUCATÁN	10,000,000
INFRAESTRUCTURA MUNICIPAL EN GENERAL BRAVO, NUEVO LEÓN	3,000,000
INFRAESTRUCTURA MUNICIPAL EN GENERAL TREVIÑO, NUEVO LEÓN	1,500,000
INFRAESTRUCTURA MUNICIPAL EN GENERAL ZUAZUA, NUEVO LEÓN	2,000,000
INFRAESTRUCTURA MUNICIPAL EN GUAYMAS, SONORA	8,800,000
INFRAESTRUCTURA MUNICIPAL EN HIGUERAS, NUEVO LEÓN	1,500,000
INFRAESTRUCTURA MUNICIPAL EN HUIXQUILUCAN, ESTADO DE MÉXICO	14,300,000
INFRAESTRUCTURA MUNICIPAL EN JESÚS MARÍA, AGUASCALIENTES	5,800,000
INFRAESTRUCTURA MUNICIPAL EN LAMPAZOS DE NARANJO, NUEVO LEÓN	3,000,000
INFRAESTRUCTURA MUNICIPAL EN LINARES, NUEVO LEÓN	2,000,000
INFRAESTRUCTURA MUNICIPAL EN LOS HERRERAS, NUEVO LEÓN	1,500,000
INFRAESTRUCTURA MUNICIPAL EN MEDELLÍN, VERACRUZ	3,500,000
INFRAESTRUCTURA MUNICIPAL EN MELCHOR OCAMPO, ESTADO DE MÉXICO	2,900,000
INFRAESTRUCTURA MUNICIPAL EN NACAJUCA, TABASCO	6,800,000
INFRAESTRUCTURA MUNICIPAL EN NUEVO LAREDO, TAMAULIPAS	22,700,000
INFRAESTRUCTURA MUNICIPAL EN PARÁS, NUEVO LEÓN	1,500,000
INFRAESTRUCTURA MUNICIPAL EN RAYONES, NUEVO LEÓN	1,500,000
INFRAESTRUCTURA MUNICIPAL EN RIOVERDE, SAN LUIS POTOSÍ	5,400,000
INFRAESTRUCTURA MUNICIPAL EN SABINAS HIDALGO, NUEVO LEÓN	3,000,000
INFRAESTRUCTURA MUNICIPAL EN SABINAS, COAHUILA DE ZARAGOZA	3,600,000
INFRAESTRUCTURA MUNICIPAL EN SAN FRANCISCO DEL RINCÓN, GUANAJUATO	6,700,000

INFRAESTRUCTURA MUNICIPAL EN SAN JUAN DE LOS LAGOS, JALISCO	3,800,000
INFRAESTRUCTURA MUNICIPAL EN SAN JUAN DEL RÍO, QUERÉTARO	14,300,000
INFRAESTRUCTURA MUNICIPAL EN SAN PEDRO GARZA GARCÍA, NUEVO LEÓN	13,000,000
INFRAESTRUCTURA MUNICIPAL EN SILAO DE LA VICTORIA, GUANAJUATO	10,200,000
INFRAESTRUCTURA MUNICIPAL EN TEZIUTLÁN, PUEBLA	5,400,000
INFRAESTRUCTURA MUNICIPAL EN TOMATLÁN, VERACRUZ	6,000,000
INFRAESTRUCTURA MUNICIPAL EN VILLA DE ÁLVAREZ, COLIMA	7,100,000
INFRAESTRUCTURA MUNICIPAL EN VILLAGRÁN, GUANAJUATO	3,300,000
INFRAESTRUCTURA MUNICIPAL EN ZACAPOAXTLA, PUEBLA	3,100,000
INFRAESTRUCTURA MUNICIPAL EN ZACATLÁN, PUEBLA	4,500,000
INFRAESTRUCTURA PARA EL ESTADO DE CHIAPAS	140,000,000
INFRAESTRUCTURA PARA EL ESTADO DE HIDALGO	10,000,000
INFRAESTRUCTURA PARA EL ESTADO DE MORELOS	150,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE HUEJUTLA DE REYES, HIDALGO	10,000,000
INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE NAYARIT	580,000,000
INFRAESTRUCTURA PÚBLICA PARA EL ESTADO DE NUEVO LEÓN	10,000,000
INFRAESTRUCTURA URBANA, EN EL MUNICIPIO DE MÉRIDA, EN EL ESTADO DE YUCATÁN	100,000,000
INFRESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE ATLIXCO, EN EL ESTADO DE PUEBLA	2,475,210
INTRODUCCIÓN DE LÍNEA DE AGUA POTABLE Y TANQUE ELEVADO EN LA ROSA DE CASTILLA, EN EL MUNICIPIO DE UNIÓN DE SAN ANTONIO, EN EL ESTADO DE JALISCO	3,000,000
MEJORAMIENTO DE INFRAESTRUCTURA PÚBLICA, EN EL MUNICIPIO DE CHAMULA, EN EL ESTADO DE CHIAPAS	60,000,000
MERCADO VILLA PLAYAS DEL ROSARIO, EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	15,000,000
OBRAS DE DRENAJE Y ALCANTARILLADO EN EL MUNICIPIO DE MEXQUITIC DE CARMONA, SAN LUIS POTOSÍ.	1,500,000
OBRAS DE DRENAJE Y ALCANTARILLADO EN EL MUNICIPIO DE ZARAGOZA, SAN LUIS POTOSÍ.	4,976,679
PARQUE ECOLÓGICO "JAGÜEY BLANCO", EN EL MUNICIPIO DE SANCTÓRUM DE LÁZARO CÁRDENAS, TLAXCALA	2,500,000
PARQUE PÚBLICO RECREATIVO, EN EL MUNICIPIO DE SAN MIGUEL DE ALLENDE, EN EL ESTADO DE GUANAJUATO	1,200,000
PARQUE URBANO LAS AGUILILLAS EN CABECERA MUNICIPAL , MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO	9,000,000
PLANTA DE TRATAMIENTO ACAPATZINGO, EN EL MUNICIPIO DE CUERNAVACA, EN EL ESTADO DE MORELOS	50,000,000
PROYECTOS DE DESARROLLO EN LA DELEGACIÓN BENITO JUÁREZ, DISTRITO FEDERAL	22,800,000
PROYECTOS DE DESARROLLO EN LAS DEMARCACIONES TERRITORIALES EN EL DISTRITO FEDERAL	67,000,000
PROYECTOS DE DESARROLLO MUNICIPAL VILLAMAR, MICHOACÁN	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN ACUITZIO, MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN AGUASCALIENTES, AGUASCALIENTES	47,200,000
PROYECTOS DE DESARROLLO MUNICIPAL EN APATZINGÁN, MICHOACÁN	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN APORO, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN ARIO, MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN ATIZAPÁN DE ZARAGOZA, ESTADO DE MÉXICO	29,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN ATLIXCO, PUEBLA	7,500,000
PROYECTOS DE DESARROLLO MUNICIPAL EN BOCA DEL RÍO, VERACRUZ	8,100,000
PROYECTOS DE DESARROLLO MUNICIPAL EN CHARO, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN CHERÁN, MICHOACÁN DE OCAMPO	7,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN CHICONTEPEC, VERACRUZ	3,200,000
PROYECTOS DE DESARROLLO MUNICIPAL EN COATLÁN DEL RÍO, MORELOS	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN COJUMATLÁN DE RÉGULES, MICHOACÁN	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN COJUMATLÁN DE RÉGULES, MICHOACÁN DE OCAMPO	8,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN COLÓN, QUERÉTARO	3,400,000
PROYECTOS DE DESARROLLO MUNICIPAL EN CUAUHTÉMOC, CHIHUAHUA	9,100,000
PROYECTOS DE DESARROLLO MUNICIPAL EN CUAUTLA, MORELOS	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN CUERNAVACA, MORELOS	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN DOLORES HIDALGO CUNA DE LA INDEPENDENCIA NACIONAL, GUANAJUATO	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN ENCARNACIÓN DE DÍAZ, JALISCO	3,000,000

PROYECTOS DE DESARROLLO MUNICIPAL EN ESPAÑITA, TLAXCALA	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN FRONTERA, COAHUILA DE ZARAGOZA	4,400,000
PROYECTOS DE DESARROLLO MUNICIPAL EN GENERAL ZUAZUA, NUEVO LEÓN	3,200,000
PROYECTOS DE DESARROLLO MUNICIPAL EN HEROICA CIUDAD DE HUAJUAPAN DE LEÓN, OAXACA	4,100,000
PROYECTOS DE DESARROLLO MUNICIPAL EN HUAMANTLA, TLAXCALA	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN HUEHUETOCA, ESTADO DE MÉXICO	5,900,000
PROYECTOS DE DESARROLLO MUNICIPAL EN HUIRAMBA, MICHOACÁN	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN IRAPUATO, GUANAJUATO	31,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN IXMIQUILPAN, HIDALGO	5,100,000
PROYECTOS DE DESARROLLO MUNICIPAL EN IXTLÁN, MICHOACÁN	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN JALOSTOTITLÁN, JALISCO	15,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN JIQUILPAN, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN JIUTEPEC, MORELOS	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN LA MAGDALENA TLALTELULCO, TLAXCALA	1,005,226
PROYECTOS DE DESARROLLO MUNICIPAL EN LAGUNILLAS, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN LAGUNILLAS, MICHOACÁN DE OCAMPO	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN LÁZARO CÁRDENAS, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN LOS CABOS, BAJA CALIFORNIA SUR	14,100,000
PROYECTOS DE DESARROLLO MUNICIPAL EN MADERO, MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN MAINERO, TAMAULIPAS	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN MARCOS CASTELLANOS, MICHOACÁN	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN MONCLOVA, COAHUILA DE ZARAGOZA	12,800,000
PROYECTOS DE DESARROLLO MUNICIPAL EN MORELOS, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN NAHUATZEN, MICHOACÁN	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN NAVOJOA, SONORA	9,300,000
PROYECTOS DE DESARROLLO MUNICIPAL EN NOCUPÉTARO, MICHOACÁN	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN NUMARÁN, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN PAJACUARÁN, MICHOACÁN	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN PÁTZCUARO, MICHOACÁN	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN PERIBÁN, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN PUERTO PEÑASCO, SONORA	3,300,000
PROYECTOS DE DESARROLLO MUNICIPAL EN PURÍSIMA DEL RINCÓN, GUANAJUATO	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN QUERÉTARO, QUERÉTARO	47,900,000
PROYECTOS DE DESARROLLO MUNICIPAL EN SAHUAYO, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN SAN ANDRÉS CHOLULA, PUEBLA	5,900,000
PROYECTOS DE DESARROLLO MUNICIPAL EN SAN LUIS RÍO COLORADO, SONORA	10,500,000
PROYECTOS DE DESARROLLO MUNICIPAL EN SAN MIGUEL DE ALLENDE, GUANAJUATO	9,400,000
PROYECTOS DE DESARROLLO MUNICIPAL EN SAN PEDRO CHOLULA, PUEBLA	3,446,737
PROYECTOS DE DESARROLLO MUNICIPAL EN SAN PEDRO GARZA GARCÍA, NUEVO LEÓN	7,200,000
PROYECTOS DE DESARROLLO MUNICIPAL EN SANTIAGO TUXTLA, VERACRUZ	3,300,000
PROYECTOS DE DESARROLLO MUNICIPAL EN SAYULA, JALISCO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TANGANCÍCUARO, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TANGANCÍCUARO, MICHOACÁN DE OCAMPO	7,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TANTOYUCA, VERACRUZ	6,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TARETAN, MICHOACÁN	5,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TECAMACHALCO, PUEBLA	4,200,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TECOMÁN, COLIMA	6,600,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TEPOZTLÁN, MORELOS	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TERRENATE, TLAXCALA	1,500,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TEZONTEPEC DE ALDAMA, HIDALGO	10,500,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TINGÜINDÍN, MICHOACÁN DE OCAMPO	7,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TLANCHINOL, HIDALGO	1,500,000
PROYECTOS DE DESARROLLO MUNICIPAL EN TURICATO, MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN UMÁN, YUCATÁN	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN URUAPAN, MICHOACÁN	3,000,000

PROYECTOS DE DESARROLLO MUNICIPAL EN VALLE DE BRAVO, ESTADO DE MÉXICO	3,600,000
PROYECTOS DE DESARROLLO MUNICIPAL EN VALLE DE SANTIAGO, GUANAJUATO	8,300,000
PROYECTOS DE DESARROLLO MUNICIPAL EN VENUSTIANO CARRANZA, MICHOACÁN	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN XILITLA, SAN LUIS POTOSÍ	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN YECAPIXTLA, MORELOS	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN ZACAPU, MICHOACÁN	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN ZITÁCUARO, MICHOACÁN	5,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL ESTADO DE BAJA CALIFORNIA	450,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL ESTADO DE BAJA CALIFORNIA SUR	400,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL ESTADO DE GUANAJUATO	500,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL ESTADO DE QUERÉTARO	500,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL MUNICIPIO DE QUERÉTARO, QUERÉTARO	40,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL MUNICIPIO DE SAN BLAS ATEMPA, OAXACA	40,000,000
PROYECTOS DE INFRAESTRUCTURA EN LA DELEGACIÓN MIGUEL HIDALGO, DISTRITO FEDERAL	22,000,000
PROYECTOS DE INFRAESTRUCTURA EN TIJUANA, BAJA CALIFORNIA	10,000,000
PROYECTOS DE INFRAESTRUCTURA ESTATAL EN BAJA CALIFORNIA	60,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN AGUA PRIETA, SONORA	4,600,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN APASEO EL ALTO, GUANAJUATO	3,800,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN APASEO EL GRANDE, GUANAJUATO	5,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN APIZACO, TLAXCALA	4,500,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN CADEREYTA DE MONTES, QUERÉTARO	3,800,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN CALVILLO, AGUASCALIENTES	3,200,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN CARMEN, CAMPECHE	13,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN CONTLA DE JUAN CUAMATZI,TLAXCALA	1,705,500
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN CÓRDOBA, VERACRUZ	11,600,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN CORREGIDORA, QUERÉTARO	8,400,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN CORTAZAR, GUANAJUATO	4,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN DELICIAS, CHIHUAHUA	8,100,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN GUASAVE, SINALOA	16,900,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN JEREZ, ZACATECAS	3,400,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN LA PAZ, BAJA CALIFORNIA SUR	14,900,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN LEÓN, GUANAJUATO	64,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN LINARES, NUEVO LEÓN	4,600,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN MANZANILLO, COLIMA	9,500,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN MAZATLÁN, SINALOA	25,900,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN MÉRIDA, YUCATÁN	50,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN MEXICALI, BAJA CALIFORNIA	50,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN MORELOS, MICHOACÁN	8,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN MULEGÉ, BAJA CALIFORNIA SUR	3,500,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN NAUCALPAN DE JUÁREZ, ESTADO DE MÉXICO	50,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN NOGALES, SONORA	13,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN PÉNJAMO, GUANAJUATO	8,800,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN PLAYAS DE ROSARITO, BAJA CALIFORNIA	15,300,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN PUEBLA, PUEBLA	50,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN ROMITA, GUANAJUATO	3,300,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN SAHUAYO, MICHOACÁN	4,300,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN SALAMANCA, GUANAJUATO	20,400,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN SALTILLO, COAHUILA DE ZARAGOZA	42,900,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN SAN LUIS DE LA PAZ, GUANAJUATO	6,800,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	26,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN SAN PEDRO CHOLULA, PUEBLA	11,266,715
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN SANTA CATARINA, NUEVO LEÓN	15,900,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN TANCÍTARO, MICHOACÁN	5,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN TEPIC, NAYARIT	22,500,000

PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN TIANGUISTENCO, ESTADO DE MÉXICO	4,100,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN TIERRA BLANCA, VERACRUZ	5,500,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN TLATLAUQUITEPEC, PUEBLA	3,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN TLAXCALA, TLAXCALA	5,300,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN TOCUMBO, MICHOACÁN	7,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN TULANCINGO DE BRAVO, HIDALGO	16,900,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN UNIÓN DE SAN ANTONIO, JALISCO	6,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN XICOTEPEC, PUEBLA	4,400,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN MATAMOROS, TAMAULIPAS	28,900,000
PROYECTOS DE INFRAESTRUCTURA PARA EL MUNICIPIO DE CANANEA, SONORA	3,500,000
PROYECTOS DE INFRAESTRUCTURA PARA EL MUNICIPIO DE PUERTO PEÑASCO, SONORA	2,500,000
PROYECTOS DE INFRAESTRUCTURA PARA EL MUNICIPIO DE SAN LUIS RÍO COLORADO, SONORA	2,000,000
PROYECTOS DE INFRAESTRUCTURA PARA EL MUNICIPIO DE SANTA CRUZ, SONORA	500,000
PROYECTOS DE INFRAESTRUCTURA PARA EL MUNICIPIO DE AGUA PRIETA, SONORA	1,500,000
PROYECTOS DE INFRAESTRUCTURA PARA EL MUNICIPIO DE HERMOSILLO, SONORA	3,500,000
PROYECTOS DE INFRAESTRUCTURA PARA EL MUNICIPIO DE IMURIS, SONORA	500,000
PROYECTOS DE INFRAESTRUCTURA PARA EL MUNICIPIO DE NACO, SONORA	1,500,000
PROYECTOS DE INFRAESTRUCTURA PARA EL MUNICIPIO DE NOGALES, SONORA	3,000,000
PROYECTOS DE INFRAESTRUCTURA PARA EL MUNICIPIO DE SANTA ANA, SONORA	1,500,000
PROYECTOS PARA EL DESARROLLO REGIONAL DE LA ZONA HENEQUENERA DEL SURESTE EN EL ESTADO DE YUCATÁN	200,000,000
RECONSTRUCCIÓN DE MERCADO PINO SUÁREZ, EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	142,500,000
REHABILITACIÓN DE MERCADO MUNICIPAL EN EL MUNICIPIO DE TEMOAC, MORELOS	1,500,000
REHABILITACIÓN DE MERCADOS MUNICIPALES EN GUADALAJARA, JALISCO	63,380,000
REHABILITACIÓN DE PARQUE EN CENTRO DE TETELA DEL VOLCÁN, EN EL MUNICIPIO DE TETELA DEL VOLCÁN, EN EL ESTADO DE MORELOS	6,210,797
REHABILITACIÓN DE PLAZA JUÁREZ, EL CERCADO., EN EL MUNICIPIO DE SANTIAGO, EN EL ESTADO DE NUEVO LEÓN	726,494
REHABILITACIÓN DE PLAZA LAS HADAS., EN EL MUNICIPIO DE SANTIAGO, EN EL ESTADO DE NUEVO LEÓN	1,249,140
REHABILITACIÓN DE PLAZA PÚBLICA SAN JUAN EVANGELISTA, MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	4,200,000
REHABILITACIÓN DE PLAZA PÚBLICA SANTA CRUZ DEL VALLE, MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	4,000,000
REHABILITACIÓN DEL MERCADO DE LA CAÑADA, EN EL MUNICIPIO DE EL MARQUÉS, EN EL ESTADO DE QUERÉTARO	20,070,902
REHABILITACIÓN DEL PARQUE CENTRAL DE OAXTEPEC, EN EL MUNICIPIO DE YAUTEPEC, EN EL ESTADO DE MORELOS	20,000,000
REHABILITACIÓN Y AMPLIACIÓN DEL MERCADO (LOS ELOTES), MUNICIPIO DE GUADALAJARA, JALISCO.	6,229,302
REHABILITACIÓN Y AMPLIACIÓN DEL MERCADO DE LA ARTESANÍAS EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO	4,000,000
REHABILITACIÓN Y AMPLIACIÓN DEL MERCADO FELIPE ÁNGELES, MUNICIPIO DE GUADALAJARA, JALISCO.	7,529,302
REHABILITACIÓN Y MODERNIZACIÓN DEL MERCADO MUNICIPAL DE MIACATLÁN, MORELOS.	6,274,904
REMODELACIÓN DEL PARQUE Y ZÓCALO DE LA PLAZUELA DE LA TOMA, COL EL RODEO, EN EL MUNICIPIO DE MIACATLÁN, EN EL ESTADO DE MORELOS	3,143,971
REMODELACIÓN Y AMPLIACIÓN DEL MERCADO JUÁREZ, EN LA CABECERA MUNICIPAL DE SAN PEDRO TLAQUEPAQUE, JALISCO	11,000,000
REMODELACIÓN Y EQUIPAMIENTO DEL PARQUE CENTRAL, EN EL MUNICIPIO DE TUXTLA GUTIÉRREZ, EN EL ESTADO DE CHIAPAS	85,000,000
RENOVACIÓN DE LA RED DE INFRAESTRUCTURA HIDRÁULICA, MUNICIPIO DE ACATLÁN DE JUÁREZ, JALISCO	2,500,000
SUSTITUCIÓN DE ALUMBRADO PÚBLICO EN EL MUNICIPIO DE AMATITLÁN, VERACRUZ	2,000,000
SUSTITUCIÓN DE ALUMBRADO PÚBLICO EN EL MUNICIPIO DE RÍO BLANCO, VERACRUZ	3,000,000
SUSTITUCIÓN DE ALUMBRADO PÚBLICO EN EL MUNICIPIO DE ATLAHUILCO, VERACRUZ	2,000,000
SUSTITUCIÓN DE ALUMBRADO PÚBLICO EN EL MUNICIPIO DE NARANJOS AMATLÁN, VERACRUZ	2,000,000

SUSTITUCIÓN DE ALUMBRADO PÚBLICO EN EL MUNICIPIO DE TEHUIPANGO, VERACRUZ	1,500,000
SUSTITUCIÓN DE ALUMBRAMIENTO EN EL MUNICIPIO DE SOCONUSCO, VERACRUZ	2,500,000
PROYECTOS DE INFRAESTRUCTURA SOCIAL	**3,335,687,756**
INFRAESTRUCTURA CULTURAL EN EL MUNICIPIO DE MONTERREY, EN EL ESTADO DE NUEVO LEÓN	7,000,000
1 DOMO EN LA COMUNIDAD DE NOROGACHI, EN EL MUNICIPIO DE GUACHOCHI, EN EL ESTADO DE CHIHUAHUA	1,200,000
3 DOMOS EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE GUACHOCHI, EN EL ESTADO DE CHIHUAHUA	3,600,000
4A ETAPA DE LA REHABILITACIÓN DEL EX CONVENTO DE SANTO DOMINGO DE GUZMÁN , EN EL MUNICIPIO DE IZÚCAR DE MATAMOROS, EN EL ESTADO DE PUEBLA	10,000,000
ACONDICIONAMIENTO DE ÁREA DEPORTIVA EN COLONIA VILLA OLÍMPICA, EN EL MUNICIPIO DE GUADALUPE, EN EL ESTADO DE NUEVO LEÓN	5,000,000
ALBERCA SEMIOLÍMPICA EN SAN JUAN DEL RÍO , EN EL ESTADO DE QUERÉTARO	30,000,000
AMPLIACIÓN DE BIBLIOTECA MARGARITA MAZA JUÁREZ COLONIA BENITO JUÁREZ VILLA DE TEZONTEPEC, EN EL ESTADO DE HIDALGO	3,840,674
AMPLIACIÓN DE CANCHA DE FUTBOL SOCCER EN LA COMUNIDAD DE LA VICTORIA, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	4,000,000
AMPLIACIÓN DE INFRAESTRUCTURA EN COLEGIO BACHILLERES EN EL MUNICIPIO DE TINGÜINDÍN, MICHOACÁN DE OCAMPO	2,800,000
AMPLIACIÓN DE LA PLAZA CÍVICA DE YAUTEPEC, EN EL ESTADO DE MORELOS	16,000,000
AMPLIACIÓN MUSEO EL CHAMIZAL, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	50,000,000
AUDITORIO BACHILLERES DEL MUNICIPIO DE LOS REYES , MICHOACÁN DE OCAMPO	3,000,000
CANCHA DE FUTBÓL 7 EN LA LOCALIDAD DE APARTADERO, EN EL MUNICIPIO DE SAN JOAQUÍN, EN EL ESTADO DE QUERÉTARO	2,276,959
CANCHA DE USOS MÚLTIPLES PARA LA ESCUELA PRIMARIA "18 DE MARZO NO. 2280", EN EL MUNICIPIO DE DELICIAS, EN EL ESTADO DE CHIHUAHUA	326,357
CENTRO CULTURAL DESARROLLO URBANO COLONIA REFORMA, EN EL MUNICIPIO DE MONTERREY, EN EL ESTADO DE NUEVO LEÓN	2,250,000
CENTRO CULTURAL EN PARQUE LAS MARAVILLAS, EN EL MUNICIPIO DE SALTILLO, EN EL ESTADO DE COAHUILA	120,000,000
CENTRO CULTURAL HUALAHUISES, EN EL ESTADO DE NUEVO LEÓN	7,000,000
CONSTRUCCIÓN ARCOTECHO Y DE 2 AULAS, EN ESCUELA TELESECUNDARIA RICARDO FLORES MAGON, EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, EN EL ESTADO DE MÉXICO	500,000
CONSTRUCCIÓN ARCOTECHOS, EN EL MUNICIPIO DE NAUCALPAN DE JUÁREZ, EN EL ESTADO DE MÉXICO	1,380,000
CONSTRUCCIÓN ARCOTECHOS, EN EL MUNICIPIO DE SAN MARTÍN DE LAS PIRÁMIDES, EN EL ESTADO DE MÉXICO	2,041,600
CONSTRUCCIÓN ARCOTECHOS, EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, EN EL ESTADO DE MÉXICO	760,000
CONSTRUCCIÓN AULA DE COMPUTO, EN EL MUNICIPIO DE CUAUTITLÁN IZCALLI, EN EL ESTADO DE MÉXICO	250,000
CONSTRUCCIÓN AULA DE MEDIOS, CANCHA DE USOS MULTIPLES Y SANITARIOS DE LA PRIMARIA JOSE MARIA MORELOS Y PAVON, JIUTEPEC, MORELOS.	3,410,493
CONSTRUCCIÓN CENTRO DEPORTIVO COMUNITARIO EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE MELCHOR OCAMPO, EN EL ESTADO DE NUEVO LEÓN	5,876,821
CONSTRUCCIÓN DE 2 AULAS Y DE UN DOMO, EN ESCUELA PRIMARIA FRANCISCO GONZALEZ BOCANEGRA, EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, EN EL ESTADO DE MÉXICO	1,000,000
CONSTRUCCIÓN DE 3 AULAS, EN EL MUNICIPIO DE TEOTIHUACÁN, EN EL ESTADO DE MÉXICO	1,483,218
CONSTRUCCIÓN DE ARCOTECHO Y 2 AULAS, EN ESCUELA TELESECUNDARIA RICARDO FLORES MAGON, EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, EN EL ESTADO DE MÉXICO	500,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, EN EL ESTADO DE MÉXICO	700,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE LA PAZ, EN EL ESTADO DE MÉXICO	1,200,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE ZUMPANGO, EN EL ESTADO DE MÉXICO	700,000
CONSTRUCCIÓN DE ARCOTECHOS, EN EL MUNICIPIO DE CHALCO, EN EL ESTADO DE MÉXICO	2,100,000
CONSTRUCCIÓN DE ARCOTECHOS, EN EL MUNICIPIO DE COACALCO DE BERRIOZÁBAL, EN EL ESTADO DE MÉXICO	160,000
CONSTRUCCIÓN DE ARCOTECHOS, EN EL MUNICIPIO DE TECÁMAC, EN EL ESTADO DE MÉXICO	3,900,000
CONSTRUCCIÓN DE ARCOTECHOS, EN EL MUNICIPIO DE TEOLOYUCAN, EN EL ESTADO DE MÉXICO	1,400,000
CONSTRUCCIÓN DE ARCOTECHOS, EN EL MUNICIPIO DE TEOTIHUACÁN, EN EL ESTADO DE MÉXICO	6,800,000
CONSTRUCCIÓN DE AULA DE MEDIOS, EN EL MUNICIPIO DE TEOTIHUACÁN, EN EL ESTADO DE MÉXICO	1,100,000
CONSTRUCCIÓN DE AULA, EN EL MUNICIPIO DE CUAUTITLÁN IZCALLI, EN EL ESTADO DE MÉXICO	250,000
CONSTRUCCIÓN DE AULAS ADOSADAS EN "TELESECUNDARIA NO.337 AMADO NERVO", EN EL MUNICIPIO	1,128,865

DE ROMITA, EN EL ESTADO DE GUANAJUATO	
CONSTRUCCIÓN DE AULAS ADOSADAS EN LA "ESCUELA PRIMARIA LIC. ADOLFO LÓPEZ MATEOS, EN SAN PEDRITO DE LÓPEZ (EL TENAMASTE), EN EL MUNICIPIO DE ROMITA, EN EL ESTADO DE GUANAJUATO	751,320
CONSTRUCCIÓN DE AULAS ADOSADAS, ESCUELA PRIMA REVOLUCIÓN MEXICANA, EN EL MUNICIPIO DE ROMITA, EN EL ESTADO DE GUANAJUATO	751,320
CONSTRUCCIÓN DE AULAS DIDACTICAS EN EL JARDIN DE NIÑOS FEDERICO FROEBEL, XOCHITEPEC, MORELOS.	1,977,444
CONSTRUCCIÓN DE AULAS DIDÁCTICAS EN LA ESCUELA PRIMARIA 17 DE ABRIL DE 1869, COL LAS PALMAS, XOCHITEPEC, MORELOS.	1,215,008
CONSTRUCCIÓN DE AULAS EN EL MUNICIPIO DE MALTRATA, VERACRUZ	4,000,000
CONSTRUCCIÓN DE BARDA PERIMETRAL EN JARDÍN DE NIÑOS CLUB DE LEONES , TEQUESQUITENGO, EN EL MUNICIPIO DE JOJUTLA, EN EL ESTADO DE MORELOS	1,800,000
CONSTRUCCIÓN DE BARDA PERIMETRAL EN LA ESCUELA PRIMARIA 17 DE ABRIL DE 1869, COL LAS PALMAS, EN EL MUNICIPIO DE XOCHITEPEC, EN EL ESTADO DE MORELOS	3,053,960
CONSTRUCCIÓN DE BARDA PERIMETRAL EN LA ESCUELA PRIMARIA JOSÉ VASCONCELOS CALDERÓN, EN EL MUNICIPIO DE TEMOAC, EN EL ESTADO DE MORELOS	902,963
CONSTRUCCIÓN DE BARDA PERIMETRAL EN TELESECUNDARIA NEZAHUALCÓYOTL, EN EL MUNICIPIO DE TEMOAC, EN EL ESTADO DE MORELOS	750,770
CONSTRUCCIÓN DE BARDA PERIMETRAL, EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, EN EL ESTADO DE MÉXICO	500,000
CONSTRUCCIÓN DE CAMINO ECOLÓGICO A LA COMUNIDAD EL PICACHO, EN EL MUNICIPIO DE SANTA MARÍA DE LA PAZ, EN EL ESTADO DE ZACATECAS	2,850,500
CONSTRUCCIÓN DE CANCHA DE FUTBÓL, EN EL MUNICIPIO DE SAN FELIPE, EN EL ESTADO DE GUANAJUATO	600,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES EN EL PREESCOLAR VICENTE SUÁREZ, EN EL MUNICIPIO DE PABELLÓN DE ARTEAGA, EN EL ESTADO DE AGUASCALIENTES	1,400,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES TECHADA, MAMPOSTEO Y CERCADO PERIMETRAL EN PREDIO MUNICIPAL DE ACATIC, JALISCO	1,400,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES Y COMPLEMENTOS. TELESECUNDARIA 181. MARÍA MONTESSORI., EN EL MUNICIPIO DE PABELLÓN DE ARTEAGA, EN EL ESTADO DE AGUASCALIENTES	1,000,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES Y TECHUMBRE EN LA CANCHA EN SECUNDARIA MARIANO MATAMOROS, COL. XOCHITEPEC, EN EL MUNICIPIO DE XOCHITEPEC, EN EL ESTADO DE MORELOS	3,808,882
CONSTRUCCION DE CANCHA DEPORTIVA EN EL MUNICIPIO DE SANTIAGO CACALOXTEPEC, EN EL ESTADO DE OAXACA	2,969,949
CONSTRUCCION DE CANCHA DEPORTIVA, EN EL MUNICIPIO DE SAN SIMÓN ZAHUATLÁN, EN EL ESTADO DE OAXACA	2,830,051
CONSTRUCCIÓN DE CANCHA Y VELARIA EN ESCUELA LEONA VICARIO DEL MUNICIPIO DE ASIENTOS, CABECERA MUNICIPAL, EN EL ESTADO DE AGUASCALIENTES	2,012,375
CONSTRUCCIÓN DE CANCHA Y VELARIA EN ESCUELA TELESECUNDARIA 10 DEL MUNICIPIO DE ASIENTOS, COMUNIDAD DE BIMBALETES EL ALAMO, EN EL ESTADO DE AGUASCALIENTES	2,012,375
CONSTRUCCIÓN DE CANCHA Y VELARIA EN ESCUELA TELESECUNDARIA 114 DEL MUNICIPIO DE ASIENTOS, COMUNIDAD DE SAN JOSÉ DEL RÍO, EN EL ESTADO DE AGUASCALIENTES	2,012,375
CONSTRUCCIÓN DE CANCHAS DEPORTIVAS COLONIA HÉRCULES, EN EL MUNICIPIO DE GUADALUPE, EN EL ESTADO DE NUEVO LEÓN	5,000,000
CONSTRUCCIÓN DE CANCHAS DEPORTIVAS COLONIA PURÍSIMA, EN EL MUNICIPIO DE GUADALUPE, EN EL ESTADO DE NUEVO LEÓN	5,000,000
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE JIMÉNEZ, EN EL ESTADO DE TAMAULIPAS	4,000,000
CONSTRUCCIÓN DE CENTRO CÍVICO Y MUSEO REGIONAL "LOS TRES JUANES", EN EL MUNICIPIO DE TETELA DE OCAMPO, EN EL ESTADO DE PUEBLA	20,000,000
CONSTRUCCIÓN DE CENTRO COMUNITARIO EN JUAN SALAS FERNÁNDEZ, EN EL MUNICIPIO DE MIGUEL AUZA, EN EL ESTADO DE ZACATECAS	1,000,000
CONSTRUCCIÓN DE CENTRO DE DESARROLLO COMUNITARIO EN SANTA CRUZ DE LAS FLORES, MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	7,000,000
CONSTRUCCIÓN DE CENTRO DE DESARROLLO INFANTIL LA LOMA, MUNICIPIO DE ZAPOPAN, JALISCO	14,000,000
CONSTRUCCIÓN DE CICLOVÍA 21, EN EL MUNICIPIO DE CHINA, EN EL ESTADO DE NUEVO LEÓN	2,586,953
CONSTRUCCIÓN DE CIRCUITO LINEAL CICLOVIA, EN EL MUNICIPIO DE SANTO DOMINGO TEHUANTEPEC, EN EL ESTADO DE OAXACA	3,000,000
CONSTRUCCIÓN DE COMPLEJO DEPORTIVO "NACAMERI" , EN EL MUNICIPIO DE RAYÓN, EN EL ESTADO DE SONORA	4,873,602
CONSTRUCCIÓN DE DEPORTIVA , EN EL MUNICIPIO DE BOCOYNA, EN EL ESTADO DE CHIHUAHUA	4,500,000
CONSTRUCCIÓN DE DOMO EN ESCUELA PRIMARIA LIC. MANUEL GUAL VIDAL EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	1,500,000
CONSTRUCCIÓN DE DOMO EN ESCUELA SECUNDARIA TÉCNICA 46 JUSTO SIERRA MÉNDEZ EN EL	650,000

BARRIO DEL ROSARIO, EN EL MUNICIPIO DE JALPA, EN EL ESTADO DE ZACATECAS	
CONSTRUCCIÓN DE DOMO EN JARDÍN DE NIÑOS JOSÉ REVUELTAS EN EL BARRIO DEL CARMEN, EN EL MUNICIPIO DE JALPA, EN EL ESTADO DE ZACATECAS	500,000
CONSTRUCCIÓN DE DOMO EN LA ESCUELA PRIMARIA NIÑOS HÉROES EN EL BARRIO DE SAN ANTONIO, EN EL MUNICIPIO DE JALPA, EN EL ESTADO DE ZACATECAS	650,000
CONSTRUCCIÓN DE DOMO EN PLAZA CÍVICA DE LA ESCUELA PRIMARIA FRANCISCO MURGUÍA, EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE JALPA EN EL ESTADO DE ZACATECAS	1,900,000
CONSTRUCCIÓN DE DOMO EN PRIMARIA LERDO DE TEJADA EN LA COMUNIDAD DE HUITZILA, EN EL MUNICIPIO DE TEÚL DE GONZÁLEZ ORTEGA, EN EL ESTADO DE ZACATECAS	470,000
CONSTRUCCIÓN DE DOMO EN TELESECUNDARIA AXAYACAL EN LA COMUNIDAD DE HUITZILA, EN EL MUNICIPIO DE TEÚL DE GONZÁLEZ ORTEGA, EN EL ESTADO DE ZACATECAS	470,000
CONSTRUCCIÓN DE DOMO METÁLICO DE 22 M X 30 M EN LA ESCUELA SECUNDARIA FEDERAL #75 EN EL POBLADO DE EL PORVENIR, EN EL MUNICIPIO DE PRAXEDIS G. GUERRERO, EN EL ESTADO DE CHIHUAHUA	1,040,431
CONSTRUCCIÓN DE DOMO METÁLICO DE 22 M X 30 M EN LA PRIMARIA CREI FORD EN EL POBLADO DE EL PORVENIR, EN EL MUNICIPIO DE PRAXEDIS G. GUERRERO, EN EL ESTADO DE CHIHUAHUA	1,040,431
CONSTRUCCIÓN DE DOMOS DEL ESTADO DE DURANGO	50,000,000
CONSTRUCCIÓN DE DOS AULAS PARA CLASES, BAÑOS DE HOMBRES Y MUJERES, EN EL MUNICIPIO DE ALAMOS, EN EL ESTADO DE SONORA	1,437,496
CONSTRUCCIÓN DE EDIFICIO ADMINISTRATIVO DE LA SECUNDARIA TÉCNICA NO. 42 DE LA COLONIA JUÁREZ, EN EL MUNICIPIO DE JIUTEPEC, EN EL ESTADO DE MORELOS	5,786,332
CONSTRUCCIÓN DE FORO AL AIRE LIBRE (TEATRO ACÚSTICO), EN EL MUNICIPIO DE EL MARQUÉS, EN EL ESTADO DE QUERÉTARO	19,466,515
CONSTRUCCIÓN DE GIMNASIO PARA MUJERES EN UNIDAD DEPORTIVA EN PUEBLO NUEVO, EN EL ESTADO DE GUANAJUATO	2,000,000
CONSTRUCCIÓN DE INFRAESTRUCTURA DEPORTIVA (2 DOMOS), EN EL MUNICIPIO DE BACALAR, EN EL ESTADO DE QUINTANA ROO	7,600,000
CONSTRUCCIÓN DE INFRAESTRUCTURA DEPORTIVA (2 DOMOS), EN EL MUNICIPIO DE COZUMEL, EN EL ESTADO DE QUINTANA ROO	7,600,000
CONSTRUCCIÓN DE INFRAESTRUCTURA DEPORTIVA (2 DOMOS), EN EL MUNICIPIO DE FELIPE CARRILLO PUERTO, EN EL ESTADO DE QUINTANA ROO	7,600,000
CONSTRUCCIÓN DE INFRAESTRUCTURA DEPORTIVA (2 DOMOS), EN EL MUNICIPIO DE ISLA MUJERES, EN EL ESTADO DE QUINTANA ROO	7,600,000
CONSTRUCCIÓN DE INFRAESTRUCTURA DEPORTIVA (2 DOMOS), EN EL MUNICIPIO DE JOSÉ MARÍA MORELOS, EN EL ESTADO DE QUINTANA ROO	7,600,000
CONSTRUCCIÓN DE INFRAESTRUCTURA DEPORTIVA (2 DOMOS), EN EL MUNICIPIO DE LÁZARO CÁRDENAS, EN EL ESTADO DE QUINTANA ROO	7,600,000
CONSTRUCCIÓN DE INFRAESTRUCTURA DEPORTIVA (2 DOMOS), EN EL MUNICIPIO DE TULUM, EN EL ESTADO DE QUINTANA ROO	7,600,000
CONSTRUCCIÓN DE INFRAESTRUCTURA DEPORTIVA (3 DOMOS), EN EL MUNICIPIO DE OTHÓN P. BLANCO, EN EL ESTADO DE QUINTANA ROO	11,400,000
CONSTRUCCIÓN DE INFRAESTRUCTURA DEPORTIVA (4 DOMOS), EN EL MUNICIPIO DE BENITO JUÁREZ, EN EL ESTADO DE QUINTANA ROO	15,200,000
CONSTRUCCIÓN DE INFRAESTRUCTURA DEPORTIVA (5 DOMOS), EN EL MUNICIPIO DE SOLIDARIDAD, EN EL ESTADO DE QUINTANA ROO	20,200,000
CONSTRUCCIÓN DE LA PRIMERA ETAPA DEL EDIFICIO EDUCATIVO NIVEL SUPERIOR, EN EL MUNICIPIO DE ACATZINGO, EN EL ESTADO DE PUEBLA	3,500,000
CONSTRUCCIÓN DE LA SEGUNDA ETAPA DE LA ESCUELA DE ARTES ESCÉNICAS -UAEM, EN EL MUNICIPIO DE ZINACANTEPEC, EN EL ESTADO DE MÉXICO	20,000,000
CONSTRUCCIÓN DE LA SEGUNDA ETAPA DEL EDIFICIO "G" DE LA UNIDAD ACADÉMICA PROFESIONAL - UAEM, EN EL MUNICIPIO DE CHIMALHUACÁN, EN EL ESTADO DE MÉXICO	12,500,000
CONSTRUCCIÓN DE LA TECHUMBRE DE LA CANCHA DE BÁSQUET BOL EN LA ESCUELA TELESECUNDARIA 143 DE SAN CRISTÓBAL, EN EL MUNICIPIO DE METZTITLÁN, EN EL ESTADO DE HIDALGO	1,500,000
CONSTRUCCIÓN DE LA UNIDAD DEPORTIVA SANTO DOMINGO ZANATEPEC, EN EL ESTADO DE OAXACA	2,739,696
CONSTRUCCIÓN DE LA UNIVERSIDAD DE SEGURIDAD Y JUSTICIA DE TAMAULIPAS (DIVERSAS ÁREAS), EN EL MUNICIPIO DE VICTORIA, EN EL ESTADO DE TAMAULIPAS	94,736,842
CONSTRUCCIÓN DE MÓDULO DE SERVICIOS SANITARIOS EN EL CAMPO DEPORTIVO ALTAMIRANO, SAN PEDRO DE LOS NARANJOS, MUNICIPIO DE SALVATIERRA, GUANAJUATO.	2,700,000
CONSTRUCCIÓN DE MÓDULO SANITARIO EN EL PRESCOLAR XILONEN , EN EL MUNICIPIO DE CHICOLOAPAN, EN EL ESTADO DE MÉXICO	900,000
CONSTRUCCIÓN DE NÚCLEO DE BAÑOS, EN ESCUELA PRIMARIA ADOLFO LOPEZ MATEOS, EN EL MUNICIPIO DE TEOTIHUACÁN, EN EL ESTADO DE MÉXICO	626,400
CONSTRUCCIÓN DE PARQUE EN PARQUE UNIDAD HABITACIONAL TESORO DE TESOYUCA, EMILIANO ZAPATA, MORELOS.	1,081,899

CONSTRUCCIÓN DE PARQUE LINEAL EN LA AV. PATRIA, MUNICIPIO DE GUADALAJARA, JALISCO.	16,000,000
CONSTRUCCIÓN DE PARQUE RECREATIVO CHARCO REDONDO, EN EL MUNICIPIO DE MELCHOR OCAMPO, EN EL ESTADO DE NUEVO LEÓN	5,154,319
CONSTRUCCIÓN DE PARQUE RECREATIVO EN LAGUNA NUEVO AMANECER EN CIUDAD MADERO, TAMAULIPAS	24,736,842
CONSTRUCCIÓN DE PARQUE TIERRA BLANCA, COLONIA EL TESORO, TEPOZTLÁN, MORELOS.	3,490,770
CONSTRUCCIÓN DE PISTA DE ATLETISMO EN ACABADO DE TARTÁN EN UNIDAD DEPORTIVA MUNICIPAL, EN EL MUNICIPIO DE SAN LUIS DE LA PAZ, EN EL ESTADO DE GUANAJUATO	6,568,768
CONSTRUCCIÓN DE PLAZA COMUNITARIA DE LA COMUNIDAD DEL REFUGIO, MUNICIPIO DE VILLA HIDALGO, EN EL ESTADO DE ZACATECAS	2,500,000
CONSTRUCCIÓN DE POLIDEPORTIVO EN LA COLONIA FRANCISCO I. MADERO, EN EL MUNICIPIO DE SALINA CRUZ, EN EL ESTADO DE OAXACA	10,536,039
CONSTRUCCIÓN DE SALÓN DE USOS MÚLTIPLES EN UNIDAD DEPORTIVA DE PUEBLO NUEVO, GUANAJUATO.	2,850,000
CONSTRUCCIÓN DE SERVICIOS SANITARIOS RURALES, EN EL PREESCOLAR "30 DE ABRIL", EN EL MUNICIPIO DE ROMITA, EN EL ESTADO DE GUANAJUATO	564,230
CONSTRUCCIÓN DE SERVICIOS SANITARIOS RURALES, EN ESCUELA PRIMARIA "FRANCISCO I. MADERO", EN EL MUNICIPIO DE ROMITA, EN EL ESTADO DE GUANAJUATO	564,230
CONSTRUCCIÓN DE TECHADO EN LA AGENCIA MUNICIPAL DE ZAACHILA EN EL MUNICIPIO DE SANTIAGO ASTATA, EN OAXACA	1,400,125
CONSTRUCCIÓN DE TECHADO EN LA ESCUELA SECUNDARIA GENERAL 24 DE FEBRERO, EN EL MUNICIPIO DE SANTIAGO LAOLLAGA, EN EL ESTADO DE OAXACA	1,400,125
CONSTRUCCION DE TECHADO EN LA EXPLANADA MUNICIPAL, EN EL MUNICIPIO DE SAN PEDRO APÓSTOL, EN EL ESTADO DE OAXACA	1,400,125
CONSTRUCCIÓN DE TECHUMBRE , ESCUELA SECUNDARIA TÉCNICA #16 HUITZILAC, EN EL MUNICIPIO DE HUITZILAC, EN EL ESTADO DE MORELOS	1,067,611
CONSTRUCCION DE TECHUMBRE DE LA PLAZA CIVICA DE LA ESCUELA PRIMARIA MELCHOR OCAMPO, CLAVE 20DPR2534J, EN EL MUNICIPIO DE SOLEDAD ETLA, EN EL ESTADO DE OAXACA	1,262,375
CONSTRUCCIÓN DE TECHUMBRE EN CANCHA DE USOS MILTIPLES EN LA ESC. PIM. GREGORIO TORRES QUINTERO, LOC. TENEXTEPANGO, MUNICIPIO DE AYALA, MORELOS.	2,520,581
CONSTRUCCION DE TECHUMBRE EN CANCHA DE USOS MULTIPLES EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, EN EL ESTADO DE OAXACA	1,237,000
CONSTRUCCIÓN DE TECHUMBRE EN CANCHA DE USOS MÚLTIPLES JARDÍN DE NIÑOS LIC. BENITO JUÁREZ GARCÍA, EN EL MUNICIPIO DE YAUTEPEC, EN EL ESTADO DE MORELOS	2,200,000
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS ALEGRÍA, EN EL MUNICIPIO DE CABORCA, EN EL ESTADO DE SONORA	326,961
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS NUEVA CREACIÓN, EN EL MUNICIPIO DE CABORCA, EN EL ESTADO DE SONORA	421,190
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE FUT 7 EN EL CENTRO DE ESTUDIOS TECNOLÓGICOS INDUSTRIALES Y DE SERVICIOS NO. 43, COL. REAL DEL PUENTE, XOCHITEPEC, MORELOS	5,108,565
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MULTIPLES EN EL CBTA NO. 194, EN EL MUNICIPIO DE MIACATLÁN, EN EL ESTADO DE MORELOS	2,203,490
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN EL CENTRO DE ESTUDIOS TECNOLÓGICOS INDUSTRIALES Y DE SERVICIOS NO. 43, COL. REAL DEL PUENTE, XOCHITEPEC, MORELOS	1,928,731
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN EL JARDÍN DE NIÑOS FEDERICO FROEBEL, COL. XOCHITEPEC, XOCHITEPEC, MORELOS	1,157,869
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN EL JARDÍN DE NIÑOS ROBERTO OWEN. COL. HUAZULCO, TEMOAC, MORELOS	1,110,609
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MULTIPLES EN ESCUELA PRIMARIA BENITO JUAREZ, LOC. PALO BLANCO, EN EL MUNICIPIO DE AYALA, EN EL ESTADO DE MORELOS	2,520,581
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MULTIPLES EN ESCUELA PRIMARIA GENERAL ALVARO OBREGON. COLONIA CENTRO, ZACUALPAN DE AMILPAS, MORELOS.	1,752,779
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MULTIPLES EN ESCUELA PRIMARIA IGNACIO MANUEL ALTAMIRANO, HUITZILILLA, EN EL MUNICIPIO DE AYALA, EN EL ESTADO DE MORELOS	2,520,581
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA JOSEFA ORTIZ DE DOMÍNGUEZ. TLACOTEPEC, EN EL MUNICIPIO DE ZACUALPAN DE AMILPAS, EN EL ESTADO DE MORELOS	2,195,964
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MULTIPLES EN ESCUELA PRIMARIA LUIS DONALDO COLOSIO, APATLACO, EN EL MUNICIPIO DE AYALA, EN EL ESTADO DE MORELOS	2,520,581
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA MAESTRO JOSÉ VASCONCELOS CALDERÓN, EN EL MUNICIPIO DE TEMOAC, EN EL ESTADO DE MORELOS	1,532,113
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA TRABAJO EDUCACIÓN Y LIBERTAD. SAN JUAN HAHUEHUEYO, EN EL MUNICIPIO DE AYALA, EN EL ESTADO DE MORELOS	2,520,581

CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN ESCUELA SECUNDARIA TÉCNICA NO. 43. EN LA LOCALIDAD DE ANENECUILCO, EN EL MUNICIPIO DE AYALA, EN EL ESTADO DE MORELOS	2,520,581
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN ESCUELA TELESECUNDARIA TECOYACTIC, COL. EL VIGILANTE, EMILIANO ZAPATA, MORELOS	1,433,300
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN LA ESCUELA PRIMARIA EMILIANO ZAPATA. COL. AMILCINGO, TEMOAC, MORELOS.	3,587,926
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN LA ESCUELA PRIMARIA HILDA MA. CARRILLO MÁRQUEZ, COL. XOCHITEPEC, EN EL MUNICIPIO DE XOCHITEPEC, EN EL ESTADO DE MORELOS	2,385,178
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN LA ESCUELA PRIMARIA PRUDENCIO CASALS RODRÍGUEZ, EN EL MUNICIPIO DE TLALTIZAPÁN DE ZAPATA, EN EL ESTADO DE MORELOS	2,666,742
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MULTIPLES EN LA SECUNDARIA TECNICA NO. 20. COATETELCO, MIACATLÁN, MORELOS	2,326,839
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN LA TELESECUNDARIA 30 DE SEPTIEMBRE. COL. HUAZULCO, TEMOAC, MORELOS	1,880,484
CONSTRUCCIÓN DE TECHUMBRE EN PATIO CÍVICO DE ESCUELA EN CABECERA MUNICIPAL DE TEPALCINGO, MORELOS	875,500
CONSTRUCCIÓN DE TECHUMBRE PARA EL JARDÍN DE NIÑOS JOSÉ SANTOS VALDEZ, EN EL MUNICIPIO DE CABORCA, EN EL ESTADO DE SONORA	298,615
CONSTRUCCIÓN DE TECHUMBRE, JARDÍN DE NIÑOS EMILIANO ZAPATA SALAZAR, EN EL MUNICIPIO DE HUITZILAC, EN EL ESTADO DE MORELOS	750,694
CONSTRUCCIÓN DE TECHUMBRE, JARDÍN DE NIÑOS ESPERANZA GARCÍA CONDE, EN EL MUNICIPIO DE HUITZILAC, EN EL ESTADO DE MORELOS	694,294
CONSTRUCCIÓN DE TECHUMBRE, TELE SECUNDARIA MARGARITA LÓPEZ PORTILLO, COAJOMULCO, EN EL MUNICIPIO DE HUITZILAC, EN EL ESTADO DE MORELOS	1,109,653
CONSTRUCCIÓN DE TECHUMBRES, EN EL MUNICIPIO DE NICOLÁS ROMERO, EN EL ESTADO DE MÉXICO	4,000,000
CONSTRUCCIÓN DE TECHUMBRES, EN EL MUNICIPIO DE TULTITLÁN, EN EL ESTADO DE MÉXICO	4,050,000
CONSTRUCCIÓN DE UN CAMPO DE BÉISBOL PARA LA ESCUELA PREPARATORIA MARÍA COMADURÁN CHÁVEZ NO. 4001 DE CD. GUERRERO, EN EL MUNICIPIO DE GUERRERO, EN EL ESTADO DE CHIHUAHUA	3,392,269
CONSTRUCCIÓN DE UN COMEDOR ESCOLAR EN LA ESCUELA TELESECUNDARIA 375 DE EL CARRIZAL. , EN EL MUNICIPIO DE METZTITLÁN, EN EL ESTADO DE HIDALGO	450,000
CONSTRUCCIÓN DE UN DEPORTIVO DE USOS MÚLTIPLES, EN EL MUNICIPIO DE TEPETLIXPA, EN EL ESTADO DE MÉXICO	3,000,000
CONSTRUCCIÓN DE UN EDIFICIO PARA LA LICENCIATURA DE GERONTOLOGÍA Y LA LICENCIATURA EN ENFERMERÍA EN LA FACULTAD DE ENFERMERÍA -UAEM, EN EL MUNICIPIO DE TOLUCA, EN EL ESTADO DE MÉXICO	25,000,000
CONSTRUCCIÓN DE UNA AULA DE MEDIOS, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, EN EL ESTADO DE MÉXICO	750,000
CONSTRUCCIÓN DE UNA CANCHA DE FÚTBOL 7 EN DEPORTIVO JUAN PAREDES LOC. XICOTEPEC, EN EL ESTADO DE PUEBLA	2,607,374
CONSTRUCCIÓN DE UNIDAD DEPORTIVA , EN EL MUNICIPIO DE TZITZIO, EN EL ESTADO DE MICHOACÁN	4,500,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN EL CENTRO DEL MUNICIPIO DE IXTACAMAXTITLÁN, EN EL ESTADO DE PUEBLA	4,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN EL MUNICIPIO DE TATATILA, VERACRUZ	2,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN FERRERIA DE APULCO, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	2,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN LA LOCALIDAD DE CAÑADA DE FLORES, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	3,500,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN PALO GACHO, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	3,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN PALO GORDO, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	3,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN SAN ANDRÉS DE LA CAL, EN EL MUNICIPIO DE TEPOZTLÁN, EN EL ESTADO DE MORELOS	10,000,615
CONSTRUCCIÓN DE UNIDAD DEPORTIVA LOS CARDENALES TERCERA ETAPA, EN EL MUNICIPIO DE TEPEACA, EN EL ESTADO DE PUEBLA	3,500,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA NORPONIENTE EN EL MUNICIPIO DE VICTORIA, TAMAULIPAS	14,736,842
CONSTRUCCIÓN DE UNIDAD DEPORTIVA Y CENTRO DE CONVIVENCIA FAMILIAR EN EL EJIDO TIERRA NUEVA KM. 9 EN EL MUNICIPIO DE VICTORIA, TAMAULIPAS	14,736,842
CONSTRUCCIÓN DEL ACCESO Y EQUIPAMIENTO DEL FÓRUM DEPORTIVO SEDE MARFIL, CAMPUS GUANAJUATO DE LA UNIVERSIDAD DE GUANAJUATO EN EL ESTADO DE GUANAJUATO	6,500,000
CONSTRUCCIÓN DEL CENTRO CULTURAL PARA EL DESARROLLO DE LAS ARTES EN EL MEDIO RURAL, EN EL MUNICIPIO DE MIGUEL AUZA, EN EL ESTADO DE ZACATECAS	8,000,000

CONSTRUCCIÓN DEL CENTRO MUJERES CON VALOR EN TAMPICO, TAMAULIPAS	44,236,842
CONSTRUCCIÓN DEL EDIFICIO MÓDULO B MULTIDISCIPLINARIO SEDE SALVATIERRA (JANICHO) CAMPUS CELAYA SALVATIERRA DE LA UNIVERSIDAD DE GUANAJUATO, 3A. ETAPA EN EL ESTADO DE GUANAJUATO	15,000,000
CONSTRUCCIÓN DEL GIMNASIO EN EL CENTRO UNIVERSITARIO UAEM, EN EL MUNICIPIO DE AMECAMECA, EN EL ESTADO DE MÉXICO	7,000,000
CONSTRUCCIÓN DEL GIMNASIO EN EL CENTRO UNIVERSITARIO UAEM, EN EL MUNICIPIO DE VALLE DE CHALCO SOLIDARIDAD, EN EL ESTADO DE MÉXICO	7,000,000
CONSTRUCCIÓN DEL PARQUE LINEAL EN LA AVENIDA AURORA BOREAL EN EL FRACCIONAMIENTO AGAVES, MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	6,000,000
CONSTRUCCIÓN DEL PARQUE LINEAL. AV. CONSTITUCIÓN COL. PUEBLO UNIDO 1ERA ETAPA, EN EL MUNICIPIO DE TENOSIQUE, EN EL ESTADO DE TABASCO	4,900,000
CONSTRUCCIÓN DEL VELATORIO MUNICIPAL EN EL MUNICIPIO DE ACATLÁN DE JUÁREZ, JALISCO	3,500,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE CANCHA DE FUTBOL 7 DE PRÁCTICAS EN CABECERA MUNICIPAL DE JARAL DEL PROGRESO, GUANAJUATO	1,500,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE CANCHA DE FUTBOL 7 EN EL BARRIO SAN JOSÉ, MUNICIPIO DE OCAMPO, GUANAJUATO.	2,500,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE CANCHA DE FUTBOL 7 EN LA COMUNIDAD DE SANTA BÁRBARA, MUNICIPIO DE OCAMPO, GUANAJUATO.	2,500,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE CANCHA DE USOS MULTIPLES EN LA COMUNIDAD DE LA BOLSA, JARAL DEL PROGRESO, GUANAJUATO.	1,750,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE CANCHA DE USOS MÚLTIPLES EN LA COMUNIDAD DE SANTIAGO CAPITIRO, JARAL DEL PROGRESO, GUANAJUATO.	1,750,000
CONSTRUCCIÓN Y EQUIPAMIENTO DEL CEAPS EN LA LOCALIDAD MAGDALENA OCOTITLÁN, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE MÉXICO	35,000,000
CONSTRUCCIÓN DE AULAS DIDÁCTICAS Y UN AULA DE MEDIOS EN ESCUELA PRIMARIA PDTE. MIGUEL ALEMAN, XOCHITEPEC, MORELOS.	2,666,097
CREACIÓN DEL GIMNASIO AL AIRE LIBRE PARA ESPACIO DEPORTIVO EN EL BARRIO DE LA CRUZ, SANTIAGO MARAVATÍO, GUANAJUATO.	1,200,000
EMPASTADO Y SISTEMA DE RIEGO DE CAMPO DE BEISBOL EN UNIDAD DEPORTIVA DE PUEBLO NUEVO, GUANAJUATO.	875,000
EMPASTADO Y SISTEMA DE RIEGO EN CAMPO DE FUTBOL SOCCER EN LA UNIDAD DEPORTIVA DE LA CABECERA MUNICIPAL DE CORONEO, GUANAJUATO.	1,647,000
ENTUBAMIENTO DEL DREN PLUVIAL MIGUELITO, ENTRE BLVD. CENTENARIO Y BLVD. PEDRO ANAYA, EN LA CIUDAD DE LOS MOCHIS, EN EL MUNICIPIO DE AHOME, EN EL ESTADO DE SINALOA	60,000,000
ESCUELA MUNICIPAL DE ARTE, COL. CENTRO, EN EL MUNICIPIO DE MONTERREY, EN EL ESTADO DE NUEVO LEÓN	2,250,000
GIMNASIOS AL AIRE LIBRE EN DOS RÍOS DE SAN ANTONIO, YOSTIRO DE SAN ANTONIO, COLONIA EL PALOMAR, APASEO EL ALTO, PRESA GRANDE Y CABECERA MUNICIPAL DE PUEBLO NUEVO, GUANAJUATO.	325,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE ENSENADA, EN EL ESTADO DE BAJA CALIFORNIA	8,194,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, EN EL ESTADO DE OAXACA	5,000,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE OAXACA DE JUÁREZ	800,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE SAN JUAN BAUTISTA TUXTEPEC, EN EL ESTADO DE OAXACA	11,204,173
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE TECATE, EN EL ESTADO DE BAJA CALIFORNIA	2,200,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE TIJUANA, EN EL ESTADO DE BAJA CALIFORNIA	10,000,000
INFRAESTRUCTURA DEPORTIVA, EN EL MUNICIPIO DE VICTORIA, EN EL ESTADO DE TAMAULIPAS	4,000,000
INFRAESTRUCTURA EDUCATIVA EN EL MUNICIPIO DE OAXACA DE JUÁREZ	740,000
INFRAESTRUCTURA EDUCATIVA EN ESCUELA SEC. EST. 3026, EN EL MUNICIPIO DE MEOQUI, EN EL ESTADO DE CHIHUAHUA	503,351
INFRAESTRUCTURA EDUCATIVA PARA EL ESTADO DE GUERRERO	200,000,000
INFRAESTRUCTURA EDUCATIVA, EN EL MUNICIPIO DE COACALCO DE BERRIOZÁBAL, EN EL ESTADO DE MÉXICO	400,000
INFRAESTRUCTURA ESCOLAR, EN EL MUNICIPIO DE TLAYACAPAN, EN EL ESTADO DE MORELOS	1,500,000
INFRAESTRUCTURA ESCOLAR, EN EL MUNICIPIO DE TULANCINGO DE BRAVO, EN EL ESTADO DE HIDALGO	456,769
INFRAESTRUCTURA SOCIAL DEL MUNICIPIO DE GUELATAO DE JUÁREZ, EN EL ESTADO DE OAXACA	1,833,333
INFRAESTRUCTURA SOCIAL EN ATLACOMULCO, ESTADO DE MÉXICO	25,000,000
INFRAESTRUCTURA SOCIAL EN COLONIA DEL CARMEN EN LA CABECERA MUNICIPAL, MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO	9,000,000
INFRAESTRUCTURA SOCIAL EN EL DISTRITO FEDERAL	350,000,000

INFRAESTRUCTURA SOCIAL EN EL ESTADO DE CHIAPAS	150,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ENSENADA, EN EL ESTADO DE BAJA CALIFORNIA	9,500,000
INFRAESTRUCTURA SOCIAL EN LA DELEGACIÓN AZCAPOTZALCO, DISTRITO FEDERAL	137,000,000
INFRAESTRUCTURA SOCIAL EN LA DELEGACIÓN TLÁHUAC, DISTRITO FEDERAL	155,000,000
INFRAESTRUCTURA SOCIAL EN LA DELEGACIÓN TLALPAN, DISTRITO FEDERAL	155,000,000
INFRAESTRUCTURA SOCIAL EN LA DELEGACIÓN XOCHIMILCO, DISTRITO FEDERAL	155,000,000
INFRESTRUCTURA SOCIAL EN EL MUNICIPIO DE SALINA CRUZ, EN EL ESTADO DE OAXACA	6,100,000
INTERVENCIÓN DE LA PLAZA DE ARMAS DE CUERNAVACA, MORELOS	60,000,000
LABORATORIO DE INVESTIGACIÓN , DESARROLLO E INNOVACIÓN DE LA FACULTAD DE INGENIERÍA DE LA UAC, EN EL MUNICIPIO DE CAMPECHE, EN EL ESTADO DE CAMPECHE	68,520,000
MODERNIZACIÓN DE PLAZA PRINCIPAL EN LA CABECERA MUNICIPAL , EN EL MUNICIPIO DE SOTO LA MARINA, EN EL ESTADO DE TAMAULIPAS	4,082,993
MUSEO DE SITIO, EN EL MUNICIPIO DE IXTACAMAXTITLÁN, EN EL ESTADO DE PUEBLA	15,000,000
PAVIMENTACIÓN CON CONCRETO EN LA CALLE CAMINO VIEJO COLONIA EL MIRADOR, EN EL MUNICIPIO DE TLALTIZAPÁN DE ZAPATA, EN EL ESTADO DE MORELOS	2,000,000
PLAZA DE CONVIVENCIA PARAÍSO, EN EL MUNICIPIO DE TEMIXCO, EN EL ESTADO DE MORELOS	2,500,000
PROGRAMA DE INFRAESTRUCTURA (DESAYUNADORES PARA ESCUELAS DE TIEMPO COMPLETO) DEL ESTADO DE TLAXCALA	153,000,000
PROYECTO DE HABILITACIÓN DEL MUSEO DE GUADALUPE ETAPA I, EN EL ESTADO DE NUEVO LEÓN	8,000,000
PROYECTO DE INFRAESTRUCTURA SOCIAL EN GUADALAJARA, JALISCO	62,000,000
RECONSTRUCCIÓN DE LA BARDA PERIMETRAL, EN EL MUNICIPIO DE LA PAZ, EN EL ESTADO DE MÉXICO	1,000,000
REHABILITACIÓN DE AUDITORIO DEL COMPLEJO CULTURAL CHOLULTECA, EN EL MUNICIPIO DE SAN PEDRO CHOLULA, EN EL ESTADO DE PUEBLA	28,800,000
REHABILITACIÓN DE AUDITORIO MUNICIPAL, EN EL MUNICIPIO DE SAN LORENZO AXOCOMANITLA, TLAXCALA	2,915,382
REHABILITACIÓN DE BARDA PERIMETRAL, EN EL MUNICIPIO DE CHICOLOAPAN, EN EL ESTADO DE MÉXICO	800,000
REHABILITACIÓN DE CANCHA DE FUTBOL EN PARQUE INFANTIL EN LA CABECERA MUNICIPAL DE CALVILLO, AGUASCALIENTES	5,000,000
REHABILITACIÓN DE CANCHA DE FÚTBOL RÁPIDO Y CANCHA DE FRONTENIS EN LA UNIDAD DEPORTIVA J. ANGEL ROMERO EN EL MUNICIPIO DE TEÚL DE GONZÁLEZ ORTEGA, EN EL ESTADO DE ZACATECAS	998,197
REHABILITACIÓN DE CANCHA DE USOS MÚLTIPLES Y COMPLEMENTOS. TELESECUNDARIA 21. COMUNIDAD EMILIANO ZAPATA., EN EL MUNICIPIO DE AGUASCALIENTES, EN EL ESTADO DE AGUASCALIENTES	1,200,000
REHABILITACIÓN DE CONCRETO HIDRÁULICO CAMINO EL CARACOL, EN EL MUNICIPIO DE YAUTEPEC, EN EL ESTADO DE MORELOS	6,585,476
REHABILITACIÓN DE INFRAESTRUCTURA DEPORTIVA EN EL PARQUE HIDALGO, EN EL MUNICIPIO DE CHINA, EN EL ESTADO DE NUEVO LEÓN	2,333,796
REHABILITACIÓN DE INSTALACIONES Y CONSTRUCCIÓN DE CENTRO COMUNITARIO DENTRO DE LA UNIDAD DEPORTIVA DEL POLVORÍN, MUNICIPIO DE ZAPOPAN, JALISCO	14,550,000
REHABILITACIÓN DE LA BIBLIOTECA MARTE R. GÓMEZ EN VICTORIA, TAMAULIPAS	19,736,842
REHABILITACIÓN DE LA EXCARCEL MUNICIPAL PARA ARCHIVO HISTORICO EN LA CABECERA MUNICIPAL DE SALVATIERRA, GUANAJUATO.	4,647,000
REHABILITACIÓN DE LA PLAZA BENJAMÍN JUÁREZ, SAN PEDRO DE LOS NARANJOS, MUNICIPIO DE SALVATIERRA, GUANAJUATO.	500,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA "FILIBERTO NAVAS VALDÉS" - UAEM, EN EL MUNICIPIO DE TOLUCA, EN EL ESTADO DE MÉXICO	13,000,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA CIUDAD DE TUCSON, MUNICIPIO DE GUADALAJARA, JALISCO	18,000,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA PLAN DE SAN LUIS, MUNICIPIO DE GUADALAJARA, JALISCO.	8,550,000
REHABILITACIÓN DE LOS SANITARIOS DE LOS ALUMNOS Y RECONSTRUCCIÓN DE BARDA PERIMETRAL, EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, EN EL ESTADO DE MÉXICO	800,000
REHABILITACIÓN DE PARQUE DE BÉISBOL DE LIGAS MENORES Y SOFTBOL, EN EL MUNICIPIO DE CHINA, EN EL ESTADO DE NUEVO LEÓN	7,660,397
REHABILITACIÓN DE PLAZA HIDALGO, EN EL MUNICIPIO DE MIGUEL AUZA, EN EL ESTADO DE ZACATECAS	2,000,000
REHABILITACIÓN DE UNIDAD DEPORTIVA CON PASTO SINTÉTICO EN LA COMUNIDAD DE LAS PINTAS, EN EL MUNICIPIO DE SAN DIEGO DE ALEJANDRÍA, EN EL ESTADO DE JALISCO	1,900,000
REHABILITACIÓN DE UNIDAD DEPORTIVA SALVATIERRA EN TIJUANA, EN EL ESTADO DE BAJA CALIFORNIA	8,000,000
REHABILITACIÓN DEL CENTRO COMUNITARIO EN LA LOCALIDAD RICARDO FLORES MAGON, EN EL MUNICIPIO DE BUENAVENTURA, EN EL ESTADO DE CHIHUAHUA	2,161,257
REHABILITACIÓN DEL CENTRO CULTURAL CHAPULTEPEC EN EL MUNICIPIO DE CUERNAVACA, EN EL ESTADO DE MORELOS.	20,000,000
REHABILITACIÓN DEL ESTADIO MUNICIPAL CON PASTO SINTÉTICO, LOCALIDAD DEL TEPETATE, TIERRA	5,000,000

BLANCA, GUANAJUATO.	
REHABILITACION DEL PARQUE MUNICIPAL, EN EL MUNICIPIO DE SAN PABLO VILLA DE MITLA, EN EL ESTADO DE OAXACA	1,875,000
REHABILITACIÓN DEL TEATRO IRAPUATO, EN EL ESTADO DE GUANAJUATO	22,000,000
REHABILITACIÓN GENERAL DE LA ESCUELA SECUNDARIA TÉCNICA 107, EN EL MUNICIPIO DE SAN JOSÉ CHILTEPEC, OAXACA.	3,783,956
REHABILITACIÓN Y AMPLIACIÓN DE LA UNIDAD DEPORTIVA CRUZ ROJA EN EL MUNICIPIO DE GÓMEZ FARÍAS, JALISCO	4,000,000
REHABILITACIÓN Y AMPLIACIÓN DEL CENTRO DE DESARROLLO COMUNITARIO NO. 25 EN LA COLONIA JARDINES DEL SAUZ, MUNICIPIO DE GUADALAJARA, JALISCO.	7,000,000
REHABILITACIÓN Y AMPLIACIÓN DEL CENTRO DE DESARROLLO COMUNITARIO NO. 13 EN LA COLONIA TETLÁN, MUNICIPIO DE GUADALAJARA, JALISCO.	8,115,690
REHABILITACIÓN Y AMPLIACIÓN DEL CENTRO DE DESARROLLO COMUNITARIO NO. 19 EN LA COLONIA EL FRESNO, MUNICIPIO DE GUADALAJARA, JALISCO.	8,000,000
REHABILITACIÓN Y AMPLIACIÓN DEL PARQUE COMUNITARIO HIJOS ILUSTRES, MUNICIPIO DE ZAPOTLÁN EL GRANDE, JALISCO	3,500,000
REHABILITACIÓN Y AMPLIACIÓN DEL PARQUE COMUNITARIO SANTA ROSA, MUNICIPIO DE ZAPOTLÁN EL GRANDE, JALISCO	5,500,000
REHABILITACIÓN Y AMPLIACIÓN DEL PARQUE COMUNITARIO UNIÓN DE COLONOS, MUNICIPIO DE ZAPOTLÁN EL GRANDE, JALISCO	4,000,000
REHABILITACIÓN Y MODERNIZACIÓN DEL MUSEO DE LA CIUDAD, CABECERA MUNICIPAL, SALVATIERRA, GUANAJUATO.	3,500,000
REMODELACIÓN DE AUDITORIO MUNICIPAL, 2DA ETAPA, EN EL MUNICIPIO DE TEÚL DE GONZÁLEZ ORTEGA, EN EL ESTADO DE ZACATECAS	1,500,000
REMODELACIÓN DE CENTRO RECREATIVO EN VILLA DE TEZONTEPEC, EN EL ESTADO DE HIDALGO	6,404,351
REMODELACIÓN DE CENTRO RECREATIVO, EN EL MUNICIPIO DE VILLA DE TEZONTEPEC, EN EL ESTADO DE HIDALGO	6,404,351
REMODELACIÓN DE LA UNIDAD DEPORTIVA ADOLFO RUIZ CORTINES EN VICTORIA, TAMAULIPAS (DIVERSAS ÁREAS)	39,736,842
REMODELACIÓN DE PLAZA CÍVICA Y CONSTRUCCIÓN DE TECHUMBRE EL RODEO, COL. EL RODEO, MIACATLÁN, MORELOS.	5,540,962
REMODELACIÓN DE PLAZAS CÍVICAS DE LLERA, EN EL MUNICIPIO DE LLERA, EN EL ESTADO DE TAMAULIPAS	3,500,000
REMODELACIÓN DEL CENTRO CULTURAL" PLAZA DE GALLOS", EN EL MUNICIPIO DE LEÓN, EN EL ESTADO DE GUANAJUATO	13,000,000
REMODELACIÓN DEL PARQUE RECREATIVO FRANCISCO SARABIA EN LA COLONIA CAMPESINA, MIACATLÁN, MORELOS.	1,500,000
REMODELACIÓN DEL ZÓCALO MUNICIPAL CENTRO EMILIANO ZAPATA, MORELOS.	3,490,770
SEGUNDA ETAPA DE LA CONSTRUCCIÓN DEL BIOTERIO Y EQUIPAMIENTO DE LA TORRE DE LABORATORIO DE LA DIVISIÓN DE CIENCIAS DE LA SALUD CAMPUS LEÓN DE LA UNIVERSIDAD DE GUANAJUATO EN EL ESTADO DE GUANAJUATO	10,000,000
TECHADO DE CANCHA DE USOS MÚLTIPLES, EN EL MUNICIPIO DE TECOZAUTLA, EN EL ESTADO DE HIDALGO	700,000
TECHADO DE CANCHAS Y USOS MÚLTIPLES EN EL MUNICIPIO DE SILAO DE LA VICTORIA, EN EL ESTADO DE GUANAJUATO	3,500,000
TECHADO EN LA CANCHA DE BASQUETBOL EN ESCUELA PRIMARIA EN EL MUNICIPIO DE SAN MIGUEL AMATITLÁN, EN EL ESTADO DE OAXACA	1,000,000
TECHADO EN LA CANCHA DE BASQUETBOL EN ESCUELA TELESECUNDARIA EN EL MUNICIPIO DE SAN MIGUEL AMATITLÁN, EN EL ESTADO DE OAXACA	1,000,000
TECHUMBRE E INSTALACIÓN DE DRENAJE, EN EL MUNICIPIO DE CHICOLOAPAN, EN EL ESTADO DE MÉXICO	1,300,000
TECHUMBRE ESCUELA PRIMARIA BENITO JUÁREZ, COLONIA SAN ANDRÉS CUAUHTEMPAN, EN EL MUNICIPIO DE TLAYACAPAN, EN EL ESTADO DE MORELOS	1,470,000
TECHUMBRE ESCUELA PRIMARIA JOSÉ MARÍA MORELOS Y PAVÓN, EN LA LOCALIDAD DE SAN JOSÉ DE LOS LAURELES, EN EL MUNICIPIO DE TLAYACAPAN, EN EL ESTADO DE MORELOS	1,381,630
TECHUMBRE JARDÍN DE NIÑOS CLEOTILDE VÁZQUEZ DE GANDARA, EN EL MUNICIPIO DE TETELA DEL VOLCÁN, EN EL ESTADO DE MORELOS	1,570,000
TECHUMBRE PARA LA ESCUELA PRIMARIA JOSÉ MARÍA MORELOS Y PAVÓN COLONIA LOS LAURELES, EN EL MUNICIPIO DE TLAYACAPAN, EN EL ESTADO DE MORELOS	1,380,000
TECHUMBRE PARA LA ESCUELA TELESECUNDARIA CUAUHTÉMOC COLONIA CUAUHTEMPAN, EN EL MUNICIPIO DE TLAYACAPAN, EN EL ESTADO DE MORELOS	1,590,000
TECHUMBRE PATIO CENTRAL, EN EL MUNICIPIO DE CUAUTITLÁN IZCALLI, EN EL ESTADO DE MÉXICO	120,000
TECHUMBRE TELESECUNDARIA VIRGINIA FÁBREGAS Y PAVÓN, EN LA LOCALIDAD DE SAN JOSÉ DE LOS LAURELES, EN EL MUNICIPIO DE TLAYACAPAN, EN EL ESTADO DE MORELOS	1,532,940

UNIDAD DEPORTIVA DE ATENCINGO, MUNICIPIO DE CHIETLA, EN EL ESTADO DE PUEBLA	2,300,000
UNIDAD DEPORTIVA DE CUAUCHICHINOLA, MAZATEPEC, MORELOS.	5,000,000
PROYECTOS DE INFRAESTRUCTURA REGIONAL Y MUNICIPAL	**1,455,000,000**
INFRAESTRUCTURA PARA EL MUNICIPIO DE CELESTÚN, YUCATÁN	12,424,557
INFRAESTRUCTURA PARA EL MUNICIPIO DE OXKUTZCAB, YUCATÁN	7,673,400
INFRAESTRUCTURA PARA EL MUNICIPIO DE XALAPA EN VERACRUZ	19,902,043
INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE COAHUILA	230,000,000
INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE HIDALGO	100,000,000
INFRAESTRUCTURA PÚBLICA PARA EL ESTADO DE DURANGO	255,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL ESTADO DE PUEBLA	500,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN EL ESTADO DE PUEBLA	150,000,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE ZACATECAS	180,000,000
PROYECTOS DE INFRAESTRUCTURA GUBERNAMENTAL	**448,653,543**
CONSTRUCCIÓN AYUDANTÍA MUNICIPAL EN LA LOCALIDAD DE SAN GABRIEL LAS PALMAS, EN EL MUNICIPIO DE AMACUZAC, EN EL ESTADO DE MORELOS	2,000,000
CONSTRUCCION DE EDIFICIO DE SEGURIDAD PÚBLICA, EN EL MUNICIPIO DE SAN JULIÁN, EN EL ESTADO DE JALISCO	1,900,000
CONSTRUCCIÓN DE JUZGADOS ORALES PENALES Y SALAS TRADICIONALES EN ZAMORA, MICHOACÁN	25,000,000
CONSTRUCCIÓN DE LA CIUDAD JUDICIAL EN EL ESTADO DE MORELOS	32,000,000
CONSTRUCCIÓN DEL EDIFICIO PARA EL SISTEMA ESTATAL DE SEGURIDAD PÚBLICA EN MATAMOROS, TAMAULIPAS	16,736,842
CONSTRUCCIÓN DEL EDIFICIO PARA EL SISTEMA ESTATAL DE SEGURIDAD PÚBLICA EN NUEVO LAREDO, TAMAULIPAS	16,736,842
CONSTRUCCIÓN DEL EDIFICIO PARA LA UNIDAD ESPECIALIZADA EN LA INVESTIGACIÓN DEL SECUESTRO EN EL MANTE, TAMAULIPAS	14,236,842
CONSTRUCCIÓN DEL EDIFICIO PARA LA UNIDAD ESPECIALIZADA EN LA INVESTIGACIÓN DEL SECUESTRO EN MATAMOROS, TAMAULIPAS	14,236,842
CONSTRUCCIÓN DEL EDIFICIO PARA LA UNIDAD ESPECIALIZADA EN LA INVESTIGACIÓN DEL SECUESTRO EN NUEVO LAREDO, TAMAULIPAS	14,236,842
CONSTRUCCIÓN DEL SEGUNDO NIVEL DEL EDIFICIO DE ADMINISTRACIÓN EN LA DELEGACIÓN AZCAPOTZALCO EN EL DISTRITO FEDERAL	13,600,000
CONSTRUCCIÓN Y EQUIPAMIENTO DEL CUARTEL GENERAL DE LA SECRETARÍA DE SEGURIDAD Y PROTECCIÓN CIUDADANA, EN EL MUNICIPIO DE TUXTLA GUTIÉRREZ, EN EL ESTADO DE CHIAPAS	100,000,000
INFRAESTRUCTURA GUBERNAMENTAL EN EL MUNICIPIO DE ENSENADA, EN EL ESTADO DE BAJA CALIFORNIA	1,936,000
INFRAESTRUCTURA GUBERNAMENTAL EN EL MUNICIPIO DE OAXACA DE JUÁREZ	400,000
INFRAESTRUCTURA GUBERNAMENTAL, EN EL MUNICIPIO DE ÁNIMAS TRUJANO, EN EL ESTADO DE OAXACA	1,833,333
INFRAESTRUCTURA Y EQUIPAMIENTO DE LA TESORERÍA, EN LA DELEGACIÓN CUAUHTÉMOC, DEL DISTRITO FEDERAL	125,000,000
REHABILITACIÓN DEL EDIFICIO DEL EX CUARTEL MILITAR DE LA DIVISION DEL NORTE DE LA REVOLUCION MEXICANA, EN EL MUNICIPIO DE JIMÉNEZ, EN EL ESTADO DE CHIHUAHUA	5,000,000
REHABILITACIÓN DEL PALACIO MUNICIPAL DE IGUALA, EN EL MUNICIPIO DE IGUALA DE LA INDEPENDENCIA, EN EL ESTADO DE GUERRERO	15,000,000
REHABILITACIÓN Y AMPLIACIÓN DE LA UNIDAD DE PROTECCIÓN CIVIL Y BOMBEROS, EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO	10,000,000
REHABILITACIÓN Y AMPLIACIÓN DEL ARCHIVO MUNICIPAL MANUEL CAMBRE, EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO	10,000,000
REHABILITACIÓN, MODERNIZACIÓN Y EQUIPAMIENTO DE LOS EDIFICIOS DE LA SECRETARÍA DE SEGURIDAD Y PROTECCIÓN CIUDADANA EN EL ESTADO DE CHIAPAS	26,000,000
RESTAURACIÓN DE LA FACHADA DE LA PRESIDENCIA MUNICIPAL, EN EL MUNICIPIO DE VALPARAÍSO, EN EL ESTADO DE ZACATECAS	2,800,000

ANEXO 21. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)

	MONTO
Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	14,826,728,136
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	35,347,084,634

ANEXO 22. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

	MONTO
Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE):	343,067,841,371
Servicios Personales	310,938,920,856
Otros de Gasto Corriente 1/	10,749,607,402
Gasto de Operación	12,433,398,539
Fondo de Compensación	8,945,914,574
Fondo de Aportaciones para los Servicios de Salud	82,445,977,652
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	61,419,593,973
Entidades	7,444,946,435
Municipal y de las Demarcaciones Territoriales del Distrito Federal	53,974,647,538
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	62,218,480,919
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	19,765,774,292
Asistencia Social	9,092,256,174
Infraestructura Educativa 2/	10,673,518,118
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	6,373,868,119
Educación Tecnológica	4,054,173,342
Educación de Adultos	2,319,694,777
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,000,000,000
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	33,995,189,200
TOTAL	**616,286,725,526**

1/ Incluye recursos para las plazas subsidiadas a las entidades federativas incluidas en el Fondo de Aportaciones para la Educación Básica y Normal, conforme a los registros que se tienen en las secretarías de Educación Pública y de Hacienda y Crédito Público

2/ Dentro de la asignación aprobada a cada Entidad Federativa, la Secretaría de Educación Pública podrá modificar la distribución entre los Niveles Educativos.

ANEXO 23. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN

ANEXO 23.1. ADMINISTRACIÓN PÚBLICA FEDERAL

ANEXO 23.1.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Grupo	Tipo de Personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total 2/	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
	Presidente de la República		143,598		56,489		200,087
G	Secretario de Estado		138,939		53,676		192,615
H	Subsecretario	100,787	138,718	40,497	53,400	141,284	192,118
I	Oficial Mayor	100,787	135,349	40,497	52,268	141,284	187,617
J	Jefe de Unidad	83,693	134,996	33,812	52,100	117,505	187,096
K	Director General	70,733	130,763	29,252	49,681	99,985	180,444
L	Director General Adjunto	53,373	106,567	22,946	41,069	76,319	147,636
M	Director	32,157	80,696	14,043	31,932	46,200	112,628
N	Subdirector	16,868	35,644	9,060	15,110	25,928	50,754
O	Jefe de Departamento	12,442	23,180	7,526	10,912	19,968	34,092
P	Personal de Enlace	7,010	14,756	5,705	7,958	12,715	22,714
Personal Operativo		**5,527**	**8,740**	**6,690**	**7,731**	**12,217**	**16,471**
Personal de Categorías:							
	Del Servicio Exterior Mexicano	7,010	83,067	5,705	33,513	12,715	116,580
	De Educación	264	55,717	10,109	38,191	10,373	93,908
	De las Ramas Médica, Paramédica y	7,633	42,426	13,125	23,974	20,758	66,400

	Grupos Afines						
	De Investigación Científica y Desarrollo Tecnológico	6,578	27,150	16,594	36,072	23,172	63,222
	De Seguridad Pública	8,574	26,552	7,409	50,850	15,983	77,402
	De Procuración de Justicia	12,098	65,092	5,229	15,982	17,327	81,074
	De Gobernación	12,001	18,628	10,229	11,653	22,230	30,281
	De las Fuerzas Armadas	5,957	135,802	6,211	60,647	12,168	196,449

1/ Las denominaciones de Secretario de Estado, Subsecretario, Oficial Mayor y Jefe de Unidad son exclusivas de las Dependencias del Ejecutivo Federal. Los titulares de los Órganos Administrativos Desconcentrados y Entidades adoptan como denominación el de Director General, Vocal, Comisionado, etc., independientemente de que el rango tabular pudiera ser coincidente con el de las Dependencias para las denominaciones de uso exclusivo.

2/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los montos indicados no incluyen la potenciación del seguro de vida institucional y el pago extraordinario por riesgo que se otorga a los servidores públicos cuyo desempeño pone en riesgo la seguridad o salud de los mismos. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a las Condiciones Generales de Trabajo y los Contratos Colectivos de Trabajo.

ANEXO 23.1.2. LÍMITES DE PERCEPCIÓN EXTRAORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Tipo de personal que recibe pago extraordinario por riesgo y potenciación del seguro de vida institucional

Grupo		Tipo de Personal	Importe mensual total unitario *	
			Mínimo	**Máximo**
Personal civil **				
		Presidente de la República		49,010
	G	Secretario de Estado	12,758	40,473
	H	Subsecretario	9,202	40,408
	I	Oficial Mayor	9,202	39,427
	J	Jefe de Unidad	7,641	39,324
	K	Director General	6,458	38,091
	L	Director General Adjunto	4,873	31,043
	M	Director	2,936	23,507
	N	Subdirector	1,540	10,383
	O	Jefe de Departamento	1,136	6,752
Personal militar **			1,136	40,473

* Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, por concepto de sueldos y salarios, en los términos del artículo 19, fracción II, inciso b), de éste Decreto, conforme al cual el límite máximo es el equivalente al 30% por concepto de sueldos y salarios.

** Para los servidores públicos de las Dependencias que se les autorice la prestación, tomarán las cuotas mínimas y máximas aquí establecidas, en función de sus rangos tabulares equiparables.

ANEXO 23.1.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,989,128**
Impuesto sobre la renta retenido (35%) *	**1,311,726**
Percepción bruta anual	**4,300,854**
I. Percepciones ordinarias:	**3,446,631**
a) Sueldos y salarios:	**2,502,851**
i) Sueldo base	489,192
ii) Compensación garantizada	2,013,659
b) Prestaciones:	**943,780**
i) Aportaciones a seguridad social	56,018
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1 /	16,403
iii) Prima vacacional	13,589

iv) Aguinaldo (sueldo base)	81,858
v) Gratificación de fin de año (compensación garantizada)	343,583
vi) Prima quinquenal (antigüedad) 2 /	
vii) Ayuda para despensa	5,580
viii) Seguro de vida institucional	29,909
ix) Seguro colectivo de retiro 2 /	
x) Seguro de gastos médicos mayores	17,620
xi) Seguro de separación individualizado	379,220
xii) Apoyo económico para adquisición de vehículo 3 /	
II. Percepciones extraordinarias:	**854,223**
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo 4 /	854,223

* Cálculo obtenido conforme a lo dispuesto en el artículo 152 de la Ley del Impuesto Sobre la Renta, 2014.

1 / Conforme a la Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / El Presidente de la República decidió no hacer uso de esta prestación.

3 / El Presidente de la República no recibe esta prestación en virtud de los servicios de seguridad que le son proporcionados en razón de su investidura.

4 / Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, el cual equivale al 30% de la percepción ordinaria mensual, por concepto de sueldos y salarios, en los términos del artículo 19, fracción II, inciso b), de este Decreto.

ANEXO 23.2. CÁMARA DE SENADORES

ANEXO 23.2.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		122,737		62,206		184,943
Coordinador / Contralor / Tesorero / Secretario Técnico Órgano de Gobierno	103,936	120,987	53,984	61,652	157,920	182,639
Director General	86,087	103,527	45,562	53,375	131,649	156,902
Jefe de Unidad	71,044	84,041	38,518	44,298	109,562	128,339
Director de Área	52,078	70,761	29,060	37,575	81,138	108,336
Subdirector de Área	33,054	45,251	19,463	24,809	52,517	70,060
Jefe de Departamento	26,819	31,726	16,296	18,325	43,115	50,051
Personal de Servicio Técnico de Carrera	12,491	44,873	9,140	23,910	21,631	68,783
Personal operativo de confianza	22,936	24,650	12,847	13,427	35,783	38,077
Personal operativo de base	6,423	8,316	30,010	31,055	36,433	39,371

Este anexo refleja los límites mínimos y máximos de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2015, en función del puesto que ocupen.

En la Percepción Ordinaria Total se incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo, gratificación de fin de año y prima vacacional. La remuneración neta corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales.

ANEXO 23.2.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario *	
		Mínimo	Máximo
Total Puestos	**436**		
Secretario General	2		199,197
Coordinador / Contralor / Tesorero	28	167,845	196,280
Director General	22	138,114	167,180
Jefe de Unidad	31	112,933	134,703
Director de Área	105	81,240	112,379
Subdirector de Área	126	49,534	69,832
Jefe de Departamento	122	39,136	47,320

* Corresponde al Estímulo nivel medio de cumplimiento de metas de acuerdo con la normatividad establecida autorizada por los Órganos de Gobierno.

ANEXO 23.2.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)

	Remuneración recibida [1]_/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,925,945**
Impuesto sobre la renta retenido *_/	807,017
Percepción bruta anual	2,732,962
I. Percepciones ordinarias:	2,732,962
a) Sueldos y salarios:	2,057,328
i) Sueldo base [2]_/	2,057,328
ii) Compensación garantizada	
b) Prestaciones:	**675,634**
i) Aportaciones a seguridad social	50,837
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	
iv) Aguinaldo (sueldo base)	234,330
v) Gratificación de fin de año (compensación garantizada)	
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	57,194
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores [3]_/	21,557
xi) Seguro de separación individualizado	311,716
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	
a) Pago por riesgo y potenciación de seguro de vida	

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 152 de la Ley del Impuesto Sobre la Renta

[1]_/ Corresponde a las percepciones para 2015

[2]_/ Dieta

[3]_/ Corresponde a la prima anual individual para un promedio de edad ubicado en el rango de 50 - 54 años.

ANEXO 23.2.4. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ESTRUCTURA ORGÁNICA DE SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,418,516**
Impuesto sobre la renta retenido	945,887
Percepción bruta anual	**3,364,403**
I. Percepciones ordinarias:	**3,087,300**
a) Sueldos y salarios:	**2,048,880**
i) Sueldo base	278,520
ii) Compensación garantizada	1,770,360
b) Prestaciones:	**1,038,420**
i) Aportaciones a seguridad social	62,194
ii) Prima vacacional	11,605
iii) Aguinaldo (sueldo base)	45,708
iv) Gratificación de fin de año	518,188
v) Vales de fin de año	10,400
vi) Vales de despensa mensuales	12,000
vii) Seguro de vida institucional	36,880
viii) Seguro colectivo de retiro	162

ix) Seguro de gastos médicos mayores	25,800
x) Seguro de separación individualizado	310,436
xi) Sistema de ahorro para el retiro	5,047
II. Percepciones extraordinarias:	**277,103**
a) Estímulo nivel medio por cumplimiento de metas	277,103

ANEXO 23.3. CÁMARA DE DIPUTADOS

ANEXO 23.3.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
CÁMARA DE DIPUTADOS						
Personal de base:						
2		6,858		11,325		18,182
3		7,159		11,558		18,717
4		7,284		11,654		18,938
5		7,496		11,819		19,315
6		7,681		11,925		19,606
7		8,385		12,147		20,532
8		8,873		12,254		21,126
9		9,421		12,427		21,847
10		10,057		12,894		22,951
13		15,501		13,360		28,861
Personal de base sindicalizado:						
2		6,858		17,813		24,670
3		7,159		18,183		25,343
4		7,284		18,336		25,620
5		7,496		18,597		26,093
6		7,681		18,758		26,439
7		8,385		18,949		27,334
8		8,873		18,993		27,865
9		9,421		19,122		28,542
10		10,057		19,701		29,757
11		12,136		19,982		32,118
12		13,369		20,156		33,525
13		15,501		20,411		35,912
15		16,102		20,547		36,649
16		17,517		20,707		38,223
17		18,343		20,831		39,174
18		20,212		21,098		41,310
19		22,078		21,364		43,442
Personal de confianza:						
2		6,858		10,310		17,168
3		7,159		10,502		17,661
4		7,284		10,578		17,861
5		7,496		10,707		18,203
6		7,681		10,787		18,468
7		8,385		10,927		19,312
8		8,873		10,983		19,856

9		9,421		11,093		20,514
10		10,057		11,460		21,516
11		12,136		11,796		23,932
12		13,369		11,999		25,368
13		15,501		12,222		27,723
14		16,010		12,278		28,288

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2016 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

CÁMARA DE DIPUTADOS

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		144,787		28,552		173,339
Secretario de Servicios/Contralor Interno		125,380		25,022		150,402
Coordinador	117,741	116,524	22,101	23,411	139,841	139,935
Secretario de Enlace		99,085		20,237		119,322
Director General	82,952	109,004	17,301	22,041	100,253	131,046
Homólogo a Director General	82,952	95,580	17,301	19,599	100,253	115,179
Director de Área y Homólogos	48,214	77,228	10,961	16,208	59,176	93,436
Subdirector de Área y Homólogos	28,640	48,192	7,426	10,918	36,066	59,111
Jefe de Departamento y Homólogos	16,610	28,933	5,308	7,482	21,919	36,415

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2016 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.2.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de confianza:						
8		8,746		7,819		16,565
9		10,088		8,018		18,107
10		12,408		8,389		20,798
12		17,295		9,107		26,401
13		16,560		9,000		25,559
14		20,210		9,625		29,834
15		28,673		10,229		38,901

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2016 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.2.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios	Prestaciones	Percepción

			(Efectivo y Especie)		ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Titular de la Unidad		132,234		26,268		158,502
Director de Área		106,255		21,457		127,713
Secretario Técnico		97,449		19,865		117,314
Subdirector de Área		72,467		15,254		87,721
Coordinador Administrativo		43,865		10,444		54,309
Coordinador		43,865		10,444		54,309
Especialista		29,800		7,635		37,435

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2015 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) (1)	**1,432,997**
Impuesto sobre la renta retenido (2)	483,124
Percepción bruta anual	**1,916,122**
I. Percepciones ordinarias:	**1,916,122**
a) Sueldos y salarios:	**1,264,536**
i) Sueldo base 3_/	**1,264,536**
ii) Compensación garantizada	
b) Prestaciones:	**651,586**
i) Aportaciones a seguridad social	50,838
ii) Ahorro solidario (art. 100 de la Ley del ISSSTE)	16,403
iii) Prima vacacional	
iv) Aguinaldo	140,504
v) Gratificación de fin de año	
vi) Prima quinquenal	
vii) Ayuda para despensa	33,360
viii) Seguro de vida institucional 4_/	37,082
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores 4_/	89,327
xi) Seguro de separación individualizado	151,740
xii) Apoyo económico para adquisición de vehículo	
xiii) Otras prestaciones 5_/	132,331
II. Percepciones extraordinarias:	**0**
a) Pago por riesgo y potencialización de seguro de vida	

(1) Corresponde a las percepciones 2015.

(2) Conforme lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta 2014.

(3) Dieta.

(4) Prima anual individual promedio.

(5) Prestación aguinaldo y fondo de ahorro.

ANEXO 23.3.4. REMUNERACIÓN TOTAL ANUAL DEL SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,712,517**
Impuesto sobre la renta retenido (*)	960,029
Percepción bruta anual	**3,672,547**
I. Percepciones ordinarias:	**3,657,932**
a) Sueldos y salarios:	**2,672,988**
i) Sueldo base	514,080

ii) Compensación garantizada	2,158,908
b) Prestaciones:	**984,944**
i) Aportaciones a seguridad social	50,838
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	85,387
iv) Aguinaldo (sueldo base)	77,112
v) Gratificación de fin de año (compensación garantizada)	323,836
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	26,160
viii) Seguro de vida institucional	45,173
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	28,949
xi) Seguro de separación individualizado	347,488
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	**14,615**
a) Medida de fin de año	14,615

(*) El importe neto puede variar en función de las modificaciones de la tabla de impuestos

ANEXO 23.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN

ANEXO 23.4.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
AUDITOR SUPERIOR DE LA FEDERACIÓN		137,052		60,872		197,924
AUDITOR ESPECIAL		133,720		57,688		191,408
TITULAR DE UNIDAD		132,410		56,889		189,299
DIRECTOR GENERAL Y HOMÓLOGOS	116,298	120,959	50,828	52,392	167,126	173,351
DIRECTOR GENERAL ADJUNTO	97,780	100,962	44,635	45,694	142,415	146,656
DIRECTOR DE ÁREA Y HOMÓLOGOS	79,263	80,964	38,507	39,065	117,770	120,029
SRIO. TÉCNICO DE COORDINADOR Y DIR. GRAL.		57,762		31,051		88,813
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	39,000	41,885	23,614	24,525	62,614	66,410
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	28,000	29,759	19,045	19,560	47,045	49,319
PERSONAL OPERATIVO DE CONFIANZA						
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	22,529	23,438	8,871	8,846	31,400	32,284
COORDINADOR DE AUDITORES JURÍDICOS	22,529	23,438	8,871	8,846	31,400	32,284
COORDINADOR DE AUDITORES ADMINISTRATIVOS	22,529	23,438	8,871	8,846	31,400	32,284
AUDITOR DE FISCALIZACIÓN "A"	19,855	20,647	8,749	8,721	28,604	29,368
AUDITOR JURÍDICO "A"	19,855	20,647	8,749	8,721	28,604	29,368
AUDITOR ADMINISTRATIVO "A"	19,855	20,647	8,749	8,721	28,604	29,368
AUDITOR DE FISCALIZACIÓN "B"	16,103	18,499	8,689	8,592	24,792	27,091
AUDITOR JURÍDICO "B"	16,103	18,499	8,689	8,592	24,792	27,091
AUDITOR ADMINISTRATIVO "B"	16,103	18,499	8,689	8,592	24,792	27,091
COORDINADOR DE ANALISTAS "A"		17,481		8,085		25,566
SECRETARIA PARTICULAR "A"		22,938		9,787		32,725
OPERADOR SUPERVISOR "A"		17,898		11,322		29,220
SECRETARIA PARTICULAR "B"		18,358		9,968		28,326
OPERADOR SUPERVISOR "B"		16,274		11,406		27,680
OPERADOR SUPERVISOR "C"		15,126		11,469		26,595
SUPERVISOR DE ÁREA ADMINISTRATIVA		13,980		11,544		25,524
SUPERVISOR DE ÁREA TÉCNICA		13,980		11,544		25,524
OPERADOR SUPERVISOR "D"		13,980		11,544		25,524
VIGILANTE DE LA ASF		13,980		11,544		25,524
SRIA. DIRECTOR DE ÁREA		12,224		11,149		23,373
PERSONAL OPERATIVO DE BASE						

TÉCNICO SUPERIOR	9,320	19,510	28,830
COORDINADOR DE PROYECTOS ESPECIALES	9,229	19,476	28,705
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	8,944	19,336	28,280
ANALISTA ESPECIALIZADO EN PROYECTOS	8,389	19,214	27,603
ESPECIALISTA TÉCNICO	8,079	19,121	27,200
ESPECIALISTA EN PROYECTOS TÉCNICOS	7,766	19,030	26,796
ESPECIALISTA HACENDARIO	7,467	18,941	26,408
TÉCNICO MEDIO	7,155	18,849	26,004
ANALISTA CONTABLE	6,835	18,758	25,593
TÉCNICO CONTABLE	6,750	19,350	26,100
TÉCNICO MEDIO CONTABLE	6,410	19,248	25,658
AUXILIAR TÉCNICO CONTABLE	6,071	19,153	25,224

1.- Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

3.- No se considera el incremento en la medida de fin de año para el personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

4.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de base, en términos del Reglamento Interior de las Condiciones Generales de Trabajo de la Contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de confianza, en términos del Lineamiento de Estímulos a los Servidores Públicos de la ASF, para el presente ejercicio fiscal.

6.- El importe por Gastos Médicos Mayores y Revisión Médica, está sujeto a licitación pública.

ANEXO 23.4.2. LÍMITES DE LA PERCEPCIÓN EXTRAORDINARIA NETA TOTAL (pesos)

TIPOS DE PERSONAL	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
PERSONAL DE MANDO			
AUDITOR SUPERIOR DE LA FEDERACIÓN	1		573,216
AUDITOR ESPECIAL	4		369,783
TITULAR DE UNIDAD	3		365,193
DIRECTOR GENERAL Y HOMÓLOGOS	28	309,281	323,152
DIRECTOR GENERAL ADJUNTO	0	221,774	241,637
DIRECTOR DE ÁREA Y HOMÓLOGOS	92	134,267	160,122
SRIO. TÉCNICO DE COORDINADOR Y DIR. GRAL.	2	76,800	112,784
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	221	64,103	83,709
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	383	44,066	61,218
PERSONAL OPERATIVO DE CONFIANZA			
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	156	54,084	55,877
COORDINADOR DE AUDITORES JURÍDICOS	8	54,084	55,877
COORDINADOR DE AUDITORES ADMINISTRATIVOS	55	54,084	55,877
AUDITOR DE FISCALIZACIÓN "A"	263	48,807	50,363
AUDITOR JURÍDICO "A"	66	48,807	50,363
AUDITOR ADMINISTRATIVO "A"	62	48,807	50,363
AUDITOR DE FISCALIZACIÓN "B"	159	41,446	46,134
AUDITOR JURÍDICO "B"	2	41,446	46,134
AUDITOR ADMINISTRATIVO "B"	40	41,446	46,134
COORDINADOR DE ANALISTAS "A"	1		44,097
SECRETARIA PARTICULAR "A"	10		54,845
OPERADOR SUPERVISOR "A"	1		29,890
SECRETARIA PARTICULAR "B"	33		45,850
OPERADOR SUPERVISOR "B"	8		28,355
OPERADOR SUPERVISOR "C"	20		27,274

SUPERVISOR DE ÁREA ADMINISTRATIVA	81		26,208
SUPERVISOR DE ÁREA TÉCNICA	12		26,208
OPERADOR SUPERVISOR "D"	8		26,208
VIGILANTE DE LA ASF	16		26,208
SRIA. DIRECTOR DE ÁREA	1		24,588
PERSONAL OPERATIVO DE BASE			
TÉCNICO SUPERIOR	37		24,450
COORDINADOR DE PROYECTOS ESPECIALES	7		24,375
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	7		24,119
ANALISTA ESPECIALIZADO EN PROYECTOS	6		23,638
ESPECIALISTA TÉCNICO	7		23,372
ESPECIALISTA EN PROYECTOS TÉCNICOS	7		23,107
ESPECIALISTA HACENDARIO	4		22,847
TÉCNICO MEDIO	12		22,579
ANALISTA CONTABLE	26		22,311
TÉCNICO CONTABLE	36		22,847
TÉCNICO MEDIO CONTABLE	41		22,556
AUXILIAR TÉCNICO CONTABLE	51		22,273

1.- Los límites de percepción extraordinaria neta anual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

ANEXO 23.4.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	**2,948,346**
Impuesto sobre la renta retenido 2/	1,303,856
Percepción bruta anual	**4,252,202**
I. Percepciones ordinarias:	**3,425,491**
a) Sueldos y salarios:	**2,371,930**
i) Sueldo base	436,056
ii) Compensación garantizada	1,935,874
b) Prestaciones:	**1,053,561**
i) Aportaciones a seguridad social	51,564
a) Cuota de Seguro de Salud	20,720
b) Cuota Social de Retiro	5,119
c) Seguro de Riesgos de Trabajo	1,920
d) Seguro de Invalidez y Vida	1,600
e) Seguro de Bienestar y Prestaciones Sociales y Culturales	1,280

f) Cuotas para el FOVISSSTE	12,798
g) Cuota Seguro de Cesantía en Edad Avanzada y Vejez	8,127
h) Cuota Social	
ii) Prima vacacional	12,113
iii) Aguinaldo (sueldo base)	74,539
iv) Gratificación de fin de año (compensación garantizada)	329,832
v) Prima quinquenal (antigüedad)	2,700
vi) Ayuda para despensa	5,580
vii) Seguro de vida institucional	38,425
viii) Seguro de gastos médicos mayores	30,796
ix) Seguro de separación individualizado	364,912
x) Revisión Médica	10,000
xi) Vales de Despensa	133,100
II. Percepciones extraordinarias:	**826,711**
a) Estímulo por Cumplimiento de Metas y Pago de Riesgo	826,711

1/ Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

ANEXO 23.5 SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

ANEXO 23.5.1. REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN
(3RO TRANSITORIO) (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	MINISTRO PRESIDENTE	MINISTRO (3RO TRANSITORIO)
REMUNERACIÓN NOMINAL ANUAL BRUTA	**6,766,428**	**6,766,428**
a) Sueldos y salarios:	**4,594,460**	**4,594,460**
i) Sueldo base	651,241	651,241
ii) Compensación garantizada	2,785,845	2,785,845
iii) Prestaciones de previsión social e inherentes al cargo	1,157,374	1,157,374
b) Prestaciones:	**1,341,522**	**1,341,522**
i) Aportaciones a seguridad social		
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)		
iii) Prima vacacional	95,475	95,475
iv) Aguinaldo (sueldo base y compensación garantizada)	586,404	586,404
v) Gratificación de fin de año (comp. garantizada)		
vi) Prima quinquenal (antigüedad)		
vii) Ayuda para despensa		
viii) Seguro de vida institucional	33,876	33,876
ix) Seguro colectivo de retiro		
x) Seguro de gastos médicos mayores	46,731	46,731
xi) Seguro de separación individualizado	528,782	528,782
xii) Apoyo económico para adquisición de vehículo		
xiii) Estímulo por antigüedad	46,154	46,154
xiv) Ayuda de anteojos	3,100	3,100
xv) Estímulo del día de la madre	1,000	1,000
c) Pago por riesgo	**830,446**	**830,446**

ANEXO 23.5.2. REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	MINISTRO
REMUNERACIÓN TOTAL ANUAL BRUTA	**4,303,897**
a) Sueldos y salarios:	**2,631,950**
i) Sueldo base	523,772
ii) Compensación garantizada	1,708,268
iii) Prestaciones de previsión social e inherentes al cargo	399,910
b) Prestaciones:	**866,009**
i) Aportaciones a seguridad social	
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	
iii) Prima vacacional	62,001
iv) Aguinaldo (sueldo base y compensación garantizada)	380,377
v) Gratificación de fin de año (comp. garantizada)	
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	21,999
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	29,041
xi) Seguro de separación individualizado	338,188
xii) Apoyo económico para adquisición de vehículo	
xiii) Estímulo por antigüedad	30,303
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre	1,000
c) Pago por riesgo	**805,938**

ANEXO 23.6. CONSEJO DE LA JUDICATURA FEDERAL
ANEXO 23.6.1. REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO
REMUNERACIÓN TOTAL ANUAL BRUTA 2016	**4,303,897**
a) Sueldos y salarios:	**2,624,429**
i) Sueldo base	520,011
ii) Compensación garantizada	1,704,508
iii) Prestaciones nominales	399,910
b) Prestaciones:	**955,675**
i) Aportaciones a seguridad social	50,837
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	16,403
iii) Prima vacacional	61,792
iv) Aguinaldo (sueldo base y compensación garantizada)	378,099
v) Gratificación de fin de año (comp. garantizada)	0
vi) Prima quinquenal (antigüedad)	18,360
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	21,311
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	38,671
xi) Seguro de separación individualizado	337,048
xii) Apoyo económico para la adquisición de vehículo	0
xiii) Otras prestaciones	33,008
c) Pago por riesgo	**723,793**

ANEXO 23.6.2. REMUNERACIÓN NOMINAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (3RO TRANSITORIO) (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN NOMINAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO (3RO TRANSITORIO)
REMUNERACIÓN NOMINAL ANUAL BRUTA 2016	**6,766,428**
a) Sueldos y salarios:	**4,551,495**
i) Sueldo base	620,230
ii) Compensación garantizada	2,816,856
iii) Prestaciones nominales	1,114,409
b) Prestaciones:	**1,384,487**
i) Aportaciones a seguridad social	50,837
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	16,403
iii) Prima vacacional	95,475
iv) Aguinaldo (sueldo base y compensación garantizada)	586,404
v) Gratificación de fin de año (comp. garantizada)	0
vi) Prima quinquenal (antigüedad)	18,360
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	32,927
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	38,671
xi) Seguro de separación individualizado	528,783
xii) Apoyo económico para la adquisición de vehículo	0
xiii) Estímulo por antigüedad	12,381
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre	1,000
c) Pago por riesgo	**830,446**

ANEXO 23.7. TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN
ANEXO 23.7.1. REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES (pesos)

TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS.

	Pesos	
	MAGISTRADO PRESIDENTE	MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN NOMINAL ANUAL BRUTA	**6,766,428**	**6,766,428**
a) Sueldos y salarios:	**4,594,460**	**4,594,460**
i) Sueldo base	651,242	651,242
ii) Compensación garantizada	2,785,844	2,785,844
iii) Prestaciones de previsión social e inherentes al cargo	1,157,374	1,157,374
b) Prestaciones:	**1,370,016**	**1,370,016**
i) Aportaciones a seguridad social	50,838	50,838
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	16,403	16,403
iii) Prima vacacional	95,475	95,475
iv) Aguinaldo (sueldo base y compensación garantizada)	586,404	586,404
v) Gratificación de fin de año (compensación garantizada)	-	-
vi) Prima quinquenal (antigüedad)	16,320	16,320
vii) Ayuda para despensa	-	-
viii) Seguro de vida institucional	35,157	35,157
ix) Seguro colectivo de retiro	146	146
x) Seguro de gastos médicos mayores	40,491	40,491
xi) Seguro de separación individualizado	528,782	528,782
xii) Apoyo económico para adquisición de vehículo	-	-
xiii) Estímulo por antigüedad	-	-
xiv) Ayuda de anteojos	-	-
xv) Estímulo del día de la madre	-	-
c) Pago por Riesgo	**801,952**	**801,952**

ANEXO 23.7.2. REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR (pesos)

TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR QUE SE DESIGNEN A PARTIR DEL 1o DE ENERO DE 2010 CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS.

	Pesos MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN TOTAL ANUAL BRUTA	**4,303,897**
a) Sueldos y salarios:	**2,646,420**
i) Sueldo base	530,411
ii) Compensación garantizada	1,738,599
iii) Prestaciones nominales	377,410
b) Prestaciones:	**971,888**
i) Aportaciones a seguridad social	50,838
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	16,403
iii) Prima vacacional	63,028
iv) Aguinaldo (sueldo base y compensación garantizada)	386,732
v) Gratificación de fin de año (comp. garantizada)	-
vi) Prima quinquenal (antigüedad)	16,320
vii) Ayuda para despensa	-
viii) Seguro de vida institucional	21,737
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	40,491
xi) Seguro de separación individualizado	349,078
xii) Apoyo económico para adquisición de vehículo	-
xiii) Estímulo por antigüedad	23,014
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre	1,000
c) Pago por Riesgo	**685,589**

ANEXO 23.8. INSTITUTO NACIONAL ELECTORAL

ANEXO 23.8.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE/CONSEJEROS ELECTORALES 1/	177,153	180,003	41,079	69,259	218,232	249,262
SECRETARIO EJECUTIVO	153,549	161,349	36,174	62,448	189,723	223,797

1/ Miembros permanentes del Consejo General del Instituto de acuerdo al Artículo 110 del Código Federal de Instituciones y Procedimientos Electorales (COFIPE)

ANEXO 23.8.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE	177,153	180,003	41,079	69,259	218,232	249,262
SECRETARIO EJECUTIVO	153,549	161,349	36,174	62,448	189,723	223,797
CONTRALOR GENERAL	151,619	161,349	35,615	62,448	187,234	223,797
DIRECTOR EJECUTIVO	145,254	151,751	34,372	58,902	179,626	210,653
DIRECTOR GENERAL	145,254	151,751	34,372	58,902	179,626	210,653
COORDINADOR DE ASESORES DEL CONSEJERO PRESIDENTE	140,207	145,386	33,319	56,695	173,526	202,081
SECRETARIO PARTICULAR DEL CONSEJERO PRESIDENTE	140,207	145,386	33,319	56,695	173,526	202,081
SUBCONTRALOR	130,116	145,386	31,349	56,695	161,464	202,081
DIRECTOR DE UNIDAD TÉCNICA	123,379	130,248	29,837	51,378	153,216	181,625
JEFE DE UNIDAD DE ASUNTOS INTERNACIONALES	123,379	130,248	29,837	51,378	153,216	181,625
JEFE DE UNIDAD TÉCNICA	123,379	130,248	29,837	51,378	153,216	181,625
COORDINADOR DE ASESORES DEL SECRETARIO EJECUTIVO	115,882	123,511	28,373	48,846	144,255	172,357
SECRETARIO PARTICULAR DEL SECRETARIO EJECUTIVO	115,882	123,511	28,373	48,846	144,255	172,357
COORDINADOR DE LOGÍSTICA	115,882	123,511	28,373	48,846	144,255	172,357
COORDINADOR	107,309	116,014	26,686	46,246	133,995	162,260
VOCAL EJECUTIVO DE JUNTA LOCAL	107,309	116,014	26,686	46,246	133,995	162,260
DIRECTOR DE AREA DE ESTRUCTURA	107,309	116,014	26,686	46,246	133,995	162,260
SECRETARIO TÉCNICO	107,309	116,014	26,686	46,246	133,995	162,260
VOCAL EJECUTIVO DE JUNTA LOCAL	107,309	116,014	26,686	46,246	133,995	162,260
VOCAL EJECUTIVO DE JUNTA LOCAL	100,598	107,441	25,277	43,254	125,875	150,694
DIRECTOR DE AREA DE ESTRUCTURA	96,812	100,730	24,537	40,828	121,349	141,558
COORDINADOR ADMINISTRATIVO DEL SRIO. EJECUTIVO	88,189	96,944	22,436	39,514	110,625	136,458
DIRECTOR DE AREA DE ESTRUCTURA	88,189	96,944	22,436	39,514	110,625	136,458
ASESOR DE CONSEJERO PRESIDENTE	88,189	96,944	22,436	39,514	110,625	136,458
COORDINADOR DE ENLACE INSTITUCIONAL	88,189	96,944	22,436	39,514	110,625	136,458

COORDINADOR DE TECNOLOGÍA DE INFORMATICA ADMINISTRATIVA	88,189	96,944	22,436	39,514	110,625	136,458
LIDER DE PROYECTO	88,189	96,944	22,436	39,514	110,625	136,458
ASESOR DE CONSEJERO ELECTORAL	81,860	88,321	21,200	36,205	103,060	124,526
COORDINADOR ADMINISTRATIVO DEL CONTRALOR GENERAL	81,860	88,321	21,200	36,205	103,060	124,526
LIDER DE PROYECTO	81,860	88,321	21,200	36,205	103,060	124,526
COORDINADOR DE EVENTOS MULTIPLES	75,869	81,992	19,802	33,839	95,671	115,831
ASESOR DE SECRETARIO EJECUTIVO	68,221	81,992	18,309	33,839	86,530	115,831
SECRETARIO PRIVADO DEL SECRETARIO EJECUTIVO	68,221	81,992	18,309	33,839	86,530	115,831
SECRETARIO TÉCNICO DE CONSEJERO PRESIDENTE	68,221	81,992	18,309	33,839	86,530	115,831
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	68,221	76,001	18,309	31,466	86,530	107,467
ASESOR DEL SECRETARIO EJECUTIVO	68,221	76,001	18,309	31,466	86,530	107,467
LIDER DE PROYECTO	68,221	76,001	18,309	31,466	86,530	107,467
ASESOR DE CONSEJERO ELECTORAL "B"	63,622	68,353	17,012	28,814	80,634	97,168
ASESOR DE CONSEJERO ELECTORAL "C"	63,622	68,353	17,012	28,814	80,634	97,168
ASESOR DE SECRETARIO EJECUTIVO	63,622	68,353	17,012	28,814	80,634	97,168
SUBDIRECTOR DE AREA	63,622	68,353	17,012	28,814	80,634	97,168
COORDINADOR OPERATIVO	56,841	63,754	15,348	26,703	72,189	90,457
COORDINADOR OPERATIVO "A"	56,841	63,754	15,348	26,703	72,189	90,457
LIDER DE PROYECTO "F"	56,841	63,754	15,348	26,703	72,189	90,457
SECRETARIO PARTICULAR DE UNIDAD RESPONSABLE	56,841	63,754	15,348	26,703	72,189	90,457
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	56,841	63,754	15,348	26,703	72,189	90,457
COORDINADOR DE LA UNIDAD DE INFORMACIÓN Y ACERVO	56,841	63,754	15,348	26,703	72,189	90,457
VOCAL SECRETARIO DE JUNTA LOCAL	56,841	63,754	15,348	26,703	72,189	90,457
SUBDIRECTOR DE AREA	56,841	63,754	15,348	26,703	72,189	90,457
VOCAL EJECUTIVO DE JUNTA DISTRITAL	49,793	56,977	13,871	24,094	63,664	81,071
COORDINADOR ADMINISTRATIVO DE JUNTA LOCAL	49,793	56,977	13,871	24,094	63,664	81,071
LIDER DE PROYECTO "B"	49,793	56,977	13,871	24,094	63,664	81,071
LIDER DE PROYECTO "D"	49,793	56,977	13,871	24,094	63,664	81,071
SUBDIRECTOR DE AREA	49,793	56,977	13,871	24,094	63,664	81,071
VOCAL DE JUNTA LOCAL	49,793	56,977	13,871	24,094	63,664	81,071
SUBDIRECTOR DE AREA	49,793	56,977	13,871	24,094	63,664	81,071
SUBDIRECTOR DE SERVICIOS WEB	49,793	56,977	13,871	24,094	63,664	81,071
SUBDIRECTOR DE TECNOLOGÍA Y SEGURIDAD INFORMATICA	49,793	56,977	13,871	24,094	63,664	81,071
ASESOR DE CONSEJERO ELECTORAL "A"	49,793	56,977	13,871	24,094	63,664	81,071
ASESOR DE CONSEJERO PRESIDENTE "H"	46,613	56,977	13,277	24,094	59,890	81,071
ASESOR DE SECRETARIO EJECUTIVO	46,613	49,929	13,277	21,368	59,890	71,297
VOCAL SECRETARIO DE JUNTA DISTRITAL	46,613	49,929	13,277	21,368	59,890	71,297
LIDER DE PROYECTO "E"	37,607	40,836	10,848	17,990	48,456	58,826
JEFE DE DEPARTAMENTO	34,869	37,747	10,291	16,393	45,160	54,141
LIDER DE PROYECTO "E"	34,869	37,747	10,291	16,393	45,160	54,141
COORDINADOR OPERATIVO	34,869	37,747	10,291	16,393	45,160	54,141
VOCAL DE JUNTA DISTRITAL	34,869	37,747	10,291	16,393	45,160	54,141
JEFE DE DEPARTAMENTO	32,350	35,009	9,743	15,320	42,093	50,329
JEFE DE DEPARTAMENTO	32,350	35,009	9,743	15,320	42,093	50,329

ASESOR "C"	32,350	35,009	9,743	15,320	42,093	50,329
ENLACE ADMINISTRATIVO	28,881	32,490	8,987	14,496	37,867	46,986
INVESTIGADOR	28,881	32,490	8,987	14,496	37,867	46,986
JEFE DE PROYECTO DE LOGISTICA	28,881	32,490	8,987	14,496	37,867	46,986
JEFE DE DEPARTAMENTO	28,881	32,490	8,987	14,496	37,867	46,986
JEFE DE MONITOREO A MODULOS	28,881	32,490	8,987	14,496	37,867	46,986
JEFE DE PROYECTO	28,881	32,490	8,987	14,496	37,867	46,986
JEFE DE PROYECTO "A"	28,881	32,490	8,987	14,496	37,867	46,986
JEFE DEL DEPARTAMENTO DE TECNOLOGÍA	28,881	32,490	8,987	14,496	37,867	46,986
LIDER DE PROYECTO "C"	28,881	32,490	8,987	14,496	37,867	46,986
SECRETARIO TÉCNICO DE CONSEJERO PRESIDENTE	28,881	32,490	8,987	14,496	37,867	46,986
ASESOR ELECTORAL	28,881	32,490	8,987	14,496	37,867	46,986
ASESOR DE CONSEJERO PRESIDENTE	26,202	29,021	8,510	13,210	34,713	42,231
ASESOR JURIDICO	25,178	26,355	8,247	12,359	33,425	38,714
JEFE DE DEPARTAMENTO DE OPERACION DE SISTEMAS	25,178	26,355	8,247	12,359	33,425	38,714
JEFE DE DEPARTAMENTO DE RECURSOS FINANCIEROS	25,178	26,355	8,247	12,359	33,425	38,714
JEFE DE DEPARTAMENTO DE RECURSOS HUMANOS	25,178	26,355	8,247	12,359	33,425	38,714
JEFE DE DEPARTAMENTO DE RECURSOS MATERIALES	25,178	26,355	8,247	12,359	33,425	38,714
JEFE DE PROYECTO "C"	25,178	26,355	8,247	12,359	33,425	38,714
PERSONAL OPERATIVO						
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	24,201	30,656	6,560	6,820	30,760	37,477
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD	22,573	29,227	6,106	6,601	28,679	35,828
INFORMATICO ESPECIALIZADO	22,573	29,227	6,106	6,601	28,679	35,828
AUXILIAR ADMINISTRATIVO	14,924	27,439	4,641	6,148	19,565	33,587
ANALISTA	21,228	27,439	5,823	6,148	27,051	33,587
JEFE DE OFICINA DE CARTOGRAFIA ESTATAL	21,228	27,439	5,823	6,148	27,051	33,587
JEFE DE OFICINA DE SEGUIMIENTO Y ANALISIS DE JUNTA	21,228	27,439	5,823	6,148	27,051	33,587
SUBCOORDINADOR DE SERVICIOS	21,228	27,439	5,823	6,148	27,051	33,587
AUXILIAR DE ADSCRIPCION AL SPE	16,400	25,836	4,936	5,876	21,335	31,712
CHOFER DE DIRECCIÓN EJECUTIVA, UNIDAD TÉCNICA O EQUIVALENTE	18,488	24,222	5,320	5,608	23,808	29,830
JEFE DE OFICINA DE SEGUIMIENTO Y ANALISIS DE JUNTA DISTRITAL	18,488	24,222	5,320	5,608	23,808	29,830
ENLACE ADMINISTRATIVO DISTRITAL	11,694	20,100	4,077	4,986	15,771	25,086
SECRETARIA DE DIRECCIÓN DE AREA O EQUIVALENTE	13,282	20,100	4,337	4,986	17,619	25,086
AUXILIAR DE INCORPORACIÓN AL SPE	13,282	18,379	4,337	4,691	17,619	23,070
SECRETARIA DE SUBDIRECCIÓN DE AREA, DEPARTAMENTO O EQUIVALENTE	11,694	16,414	4,077	4,390	15,771	20,804
RESPONSABLE DE MODULO	10,917	16,414	3,917	4,390	14,834	20,804
TECNICO EN ACTUALIZACION CARTOGRAFICA	10,213	14,509	3,802	4,130	14,015	18,639
CHOFER MENSAJERO	10,213	13,576	3,802	3,971	14,015	17,546
SECRETARIA EN JUNTA LOCAL	9,331	13,576	3,664	3,971	12,994	17,546
SECRETARIA DE VOCALIA EJECUTIVA DISTRITAL	8,625	12,239	3,295	3,788	11,920	16,027
SECRETARIA EN JUNTA DISTRITAL	8,000	11,703	3,103	3,715	11,103	15,417

ANEXO 23.8.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**6,726**		
PLAZAS TÉCNICO OPERATIVO NIVEL FA1 AL LA1	6,726		11,300

Corresponde a la prestación de vales de fin de año del ejercicio 2016 para el personal técnico operativo, en razón de que es la única que se tiene la absoluta certeza de que lo recibirá.

El resto de las prestaciones que se otorgan, es para el personal que se hace acreedor a las mismas o bien, que pueden ejercer el derecho a su obtención. Por ejemplo, el apoyo que dá para la adquisición de lentes, que se otorga cada tres años o el apoyo (becas) para estudios de licenciatura, maestría y doctorado.

Acumular todos los posibles conceptos puede generar una lectura equivocada, ya que se podría interpretar que son percepciones extraordinarias que efectivamente recibe todo el personal, cuando no es así.

Derivado del punto anterior, la H. Cámara de Diputados, la sociedad en general y los propios funcionarios del Instituto, podrían tener una percepción que no corresponde con la realidad.

ANEXO 23.8.3.A. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES (pesos) 1/

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,987,547**
Impuesto sobre la renta retenido (35%) *_/	**1,215,337**
Percepción bruta anual	**4,202,884**
I. Percepciones ordinarias:	**4,202,884**
a) Sueldos y salarios:	**3,152,808**
i) Sueldo base	588,408
ii) Compensación garantizada	2,564,400
b) Prestaciones:	**1,050,076**
i) Aportaciones a seguridad social	50,838
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	16,403
iii) Prima vacacional	16,345
iv) Aguinaldo o Gratificación de fin de año	454,775
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	56,120
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	27,464
xi) Seguro de separación individualizado	425,629
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**0**

1/ Miembros permanentes del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales (LEGIPE).

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2014.

ANEXO 23.8.3.B. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL SECRETARIO EJECUTIVO (pesos) 1/

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,641,493**
Impuesto sobre la renta retenido (35%) *_/	**1,047,753**
Percepción bruta anual	**3,689,246**

I. Percepciones ordinarias:	**3,689,246**
a) Sueldos y salarios:	**2,755,356**
i) Sueldo base	465,192
ii) Compensación garantizada	2,290,164
b) Prestaciones:	**933,890**
i) Aportaciones a seguridad social	50,838
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	16,403
iii) Prima vacacional	12,922
iv) Aguinaldo o Gratificación de fin de año	397,365
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	4,200
viii) Seguro de vida institucional	49,045
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	31,064
xi) Seguro de separación individualizado	369,551
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	

1/ Miembros permanentes del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales (LEGIPE).

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2014.

ANEXO 23.9. COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS

ANEXO 23.9.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Presidente de la CNDH		135,398		62,583		197,981
Visitador General/Secretario	124,281	127,854	60,923	62,354	185,204	190,208
Oficial Mayor		124,281		60,923		185,204
Coordinador General/Titular del Órgano Interno de Control		120,282		59,321		179,603
Director General y Coordinador General de Comunicación y Proyectos y Coordinador de Asesores	89,131	119,853	45,845	59,103	134,976	178,956
Director General Adjunto, Coordinador y Secretario Particular de la Presidencia Derechos Humanos "B", Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente y Asesor "A"	67,744	88,890	36,601	45,247	104,345	134,137
Director de Área, Director de Programa, Investigador en Derechos Humanos "B", Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente y Asesor "A"	45,208	73,828	26,150	38,451	71,358	112,279
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos "A", Coordinador Administrativo y Asesor "B"	23,446	43,132	17,082	25,187	40,528	68,319
Jefe de Departamento y Asesor "C"	17,171	29,757	14,443	19,605	31,614	49,362
Personal de Enlace u Operativo						
Enlace (del nivel 27Z al 27D3)	8,755	19,381	5,599	8,475	14,354	27,856

Este anexo refleja los límites de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2016, en función del puesto que ocupen.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 Constitucional, se presentan los límites mínimos y máximos en términos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores públicos a los que aplican los límites correspondientes.

ANEXO 23.9.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario Máximo
Total Puestos	**1,644**	
Personal de mando:	**939**	
Presidente de la CNDH	1	503,733
Visitador General/Secretario	9	587,420
Oficial Mayor	1	572,855
Coordinador General/Titular del Órgano Interno de Control	1	547,920
Director General y Coordinador General de Comunicación y Proyectos y Coordinador de Asesores	27	542,971
Director General Adjunto/ Coordinador y Secretario Particular de la Presidencia	20	405,925
Director de Área, Director de Programa, Secretaria Académica, Investigador en Derechos Humanos "B", Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente y Asesor "A"	100	293,939
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos "A", Coordinador Administrativo y Asesor "B"	604	188,554
Jefe de Departamento y Asesor "C"	176	77,532
Personal de Enlace u Operativo	**705**	
Enlace (del nivel 27Z al 27D3)	705	69,652

ANEXO 23.9.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,907,481**
Impuesto sobre la renta retenido	1,320,054
Percepción bruta anual	**4,227,535**
I. Percepciones ordinarias:	**3,461,729**
a) Sueldos y salarios:	**2,383,699**
Sueldo base	348,629
Compensación Garantizada	2,035,071
b) Prestaciones:	**1,078,030**
i) Aportaciones a seguridad social	52,361
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	66,214
iv) Gratificación de fin de año	404,138
v) Prima quinquenal	2,400
vi) Ayuda para despensa	3,600
vii) Seguro de vida	19,189
viii) Seguro de gastos médicos mayores	64,300
ix) Fondo de separación individualizado	366,508
x) Ayuda para el desarrollo personal y cultural	99,321
xi) Vales de despensa	
xii) Día del niño	
xiii) Día de las madres	

II. Percepciones extraordinarias:	**765,806**
a) Pago extraordinario	765,806

ANEXO 23.10. COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA

ANEXO 23.10.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Comisionada Presidente de la Comisión		142,883		59,470		202,353
Comisionado		142,410		56,505		198,915
Secretario Ejecutivo/Jefe de Unidad/Titular Contraloría Interna		141,612		55,587		197,199
Director General		127,662		50,166		177,828
Director General Adjunto	67,085	112,392	25,695	39,768	92,780	152,160
Director de Área	39,514	73,752	15,998	27,473	55,512	101,225
Subdirector de Área	22,168	39,452	10,848	15,820	33,016	55,272
Jefe de Departamento	15,414	26,229	8,912	11,745	24,326	37,974
Personal de Enlace	7,628	16,533	6,742	9,432	14,370	25,965
Personal Operativo	6,841	8,681	8,044	8,436	14,885	17,117

ANEXO 23.10.2. REMUNERACIÓN TOTAL ANUAL DE LA COMISIONADA PRESIDENTE DE LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (pesos)

NIVEL JERÁRQUICO: CP1	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,354,274**
Impuesto sobre la renta retenido *	1,029,892
Percepción bruta anual	**3,384,167**
I. Percepciones Ordinarias:	**3,369,767**
a) Sueldos y salarios:	2,477,953
I) Sueldo Base	292,810
II) Compensación Garantizada	2,185,142
b) Prestaciones:	891,814
I) Aportaciones de seguridad social	50,838
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	16,403
III) Prima vacacional	8,134
IV) Aguinaldo (sueldo base)	47,727
V) Gratificación de fin de año (Compensación Garantizada)	356,165
VI) Prima quinquenal (antigüedad)	
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	28,992
IX) Seguro Colectivo de Retiro	245
X) Seguro de Gastos médicos mayores	18,884
XI) Seguro de Separación Individualizado	363,502
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	**14,400**
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo	
b) Vales de despensa	14,400

* Cálculo obtenido de conformidad con lo dispuesto en el artículo 152 de la Ley del Impuesto sobre la Renta vigente.

ANEXO 23.10.3. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos			
PLAZAS TÉCNICO OPERATIVO NIVEL POA-POF /1	35		367,500
PLAZAS TÉCNICO OPERATIVO NIVEL POA-POF /2	35		115,500

1/ Corresponde a la prestación denominada Medidas de fin de año (vales de despensa)

2/ Corresponde a la prestación denominada Ayuda para útiles escolares (efectivo)

ANEXO 23.11. INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN

ANEXO 23.11.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (NETOS MENSUALES) (pesos)

Grupo	Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
H	Consejero Presidente		138,719		52,888		191,607
H	Consejero		131,959		50,905		182,864
J	Titular de Unidad	101,669	120,635	42,739	49,160	144,408	169,795
K	Coordinador	94,687	118,405	38,903	47,020	133,590	165,425
K	Director General	84,025	106,250	35,279	39,888	119,304	146,138
L	Director General Adjunto	63,282	81,564	22,449	27,930	85,731	109,494
M	Director de Área	32,162	78,699	13,565	25,721	45,727	104,420
N	Subdirector de Área	27,155	36,578	9,520	14,677	36,675	51,255
O	Jefe de Departamento/Homólogo	12,446	23,185	7,098	10,491	19,544	33,676
P	Personal de Enlace	11,975	14,761	5,285	7,544	17,260	22,305
Personal Operativo		7,730	9,620	6,120	7,172	13,850	16,792

1/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los montos indicados no incluyen el apoyo económico para adquisición y/o mantenimiento de vehículo que se otorga a los servidores públicos que ocupan un puesto comprendido en los grupos jerárquicos K al H o equivalente del Tabulador de sueldos y salarios y a lo establecido en el Manual de Percepciones de los servidores públicos del INEE. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a lo señalado en el Manual de Percepciones de los servidores públicos del instituto.

ANEXO 23.11.2. REMUNERACIÓN TOTAL ANUAL DEL CONSEJERO PRESIDENTE DEL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,450,266**
Impuesto sobre la renta retenido (35%) *	1,045,050
Percepción bruta anual	**3,495,316**
I. Percepciones Ordinarias:	3,358,948
a) Sueldos y salarios:	**2,441,855**
I) Sueldo Base	284,006
II) Compensación Garantizada	2,157,849
b) Prestaciones:	917,093
I) Aportaciones de seguridad social	56,018
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1/	16,403
III) Prima vacacional	7,889

IV) Aguinaldo (sueldo base)	47,814
V) Gratificación de fin de año (Compensación Garantizada)	363,286
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	4,380
VIII) Seguro de vida institucional	32,232
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	15,908
XI) Seguro de separación Individualizado	369,990
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones Extraordinarias	**136,368**
a) Otras Prestaciones 2/	136,368

* Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, 2015.

1 / Conforme a la nueva Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / Corresponde a el apoyo económico para adquisición y/o mantenimiento de vehículo que se otorga a los servidores públicos que ocupan un puesto comprendido en los grupos jerárquicos K al H o equivalente del Tabulador de sueldos y salarios del instituto y a los términos señalados en el Manual de Percepciones de los servidores públicos del INEE.

ANEXO 23.11.3. REMUNERACIÓN TOTAL ANUAL DEL CONSEJERO DEL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,300,108**
Impuesto sobre la renta retenido (35%) *	978,551
Percepción bruta anual	**3,278,659**
I. Percepciones Ordinarias:	3,142,291
a) Sueldos y salarios:	**2,279,331**
I) Sueldo Base	284,006
II) Compensación Garantizada	1,995,325
b) Prestaciones:	862,960
I) Aportaciones de seguridad social	56,018
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1/	16,403
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	47,814
V) Gratificación de fin de año (Compensación Garantizada)	335,924
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	4,380
VIII) Seguro de vida institucional	30,087
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	15,908
XI) Seguro de separación Individualizado	345,364
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones Extraordinarias	**136,368**
a) Otras Prestaciones 2/	136,368

* Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, 2015.

1 / Conforme a la nueva Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / Corresponde a el apoyo económico para adquisición y/o mantenimiento de vehículo que se otorga a los servidores públicos que ocupan un puesto comprendido en los grupos jerárquicos K al H o equivalente del Tabulador de sueldos y salarios del instituto y a los términos señalados en el Manual de Percepciones de los servidores públicos del INEE.

ANEXO 23.12. INSTITUTO FEDERAL DE TELECOMUNICACIONES

ANEXO 23.12.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL DE TELECOMUNICACIONES (NETOS MENSUALES) (pesos)

Tipo de personal	Banda Salarial (Nivel)		Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidente	-	27		140,774	0	51,985		192,759

Comisionado	-	**26**		138,202	0	51,119		189,321
Coordinador Ejecutivo	-	**25**		136,916	0	50,686		187,602
Jefe de Unidad	-	**25**		122,519	0	45,858		168,377
Coordinador General	-	**25**		120,940	0	45,256		166,196
Secretario Técnico del Pleno	-	**25**		120,940	0	45,256		166,196
Director General Sustantivo y de Apoyo	**23**	**24**	96,117	119,927	36,618	44,952	132,735	164,879
Director General Adjetivo	-	**23**		96,117		36,618		132,735
Director General Adjunto Sustantivo y de Apoyo	**21**	**23**	63,158	105,617	24,928	39,718	88,086	145,335
Investigador	**21**	**22**	63,158	81,440	24,928	31,426	88,086	112,866
Director de Área	**18**	**21**	37,151	69,406	14,977	26,911	52,128	96,317
Subdirector de Área	**16**	**18**	20,787	37,093	9,620	14,839	30,407	51,932
Jefe de Departamento	**14**	**16**	14,436	23,491	7,570	10,331	22,006	33,822
Técnico	**10**	**17**	8,181	16,751	5,387	9,011	13,568	25,762
Enlace	**11**	**13**	8,002	14,493	5,531	7,447	13,533	21,940

- La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos del Instituto por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas.

- No se incluyen prestaciones en las que el personal puede o no ser acreedor a éstas y ejercer su derecho, tales como: ayuda para anteojos, apoyo de guardería o preescolar y apoyos institucionales para que realicen estudios que les permitan incrementar o concluir su formación académica, o especializarse en temas relacionados con sus funciones.

- La remuneración neta corresponde a la cantidad que perciben los servidores públicos del Instituto Federal de Telecomunicaciones, una vez aplicadas las disposiciones fiscales vigentes para el ejercicio 2015.

ANEXO 23.12.2. REMUNERACIÓN TOTAL ANUAL DEL COMISIONADO PRESIDENTE DEL INSTITUTO FEDERAL DE TELECOMUNICACIONES (pesos)

Nivel Jerárquico : Comisionado (Grado 27)	**Remuneración recibida**
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,208,283**
Impuesto sobre la renta retenido 1/	1,114,368
Percepción bruta anual	**3,322,651**
I. Percepciones Ordinarias:	**3,322,651**
a) Sueldos y salarios:	**2,441,856**
I) Sueldo Base	284,006
II) Compensación garantizada	2,157,849
b) Prestaciones:	**880,795**
I) Aportaciones de seguridad social	55,860
II) Ahorro solidario	16,403
III) Prima vacacional	33,915
IV) Aguinaldo (sueldo base)	42,601
V) Gratificación de fin de año (Compensación Garantizada)	323,677
VI) Prima quinquenal (antigüedad)	
VII) Ayuda para despensa	4,380
VIII) Vales de despensa	14,400
IX) Seguro de vida institucional	28,570
X) Seguro colectivo de retiro	245
XI) Seguro de gastos médicos mayores	18,884
XII) Seguro de separación Individualizado	341,860
XIII) Apoyo económico de vehículo	
II. Percepciones Extraordinarias	**0**
a) Componente salarial variable asociado a la gestión del desempeño	

1/ El cálculo se efectuó de conformidad con las disposiciones fiscales vigentes para el ejercicio fiscal 2015.

ANEXO 23.12.3. LÍMITES DE PERCEPCIONES EXTRAORDINARIAS NETAS TOTALES (pesos)

Nivel	Banda Salarial Nivel		Pago Extraordinario Anual Unitario*	
	Mínimo	Máximo	Mínimo	Máximo
Presidente		27		
Comisionado		26		
Coordinador Ejecutivo		25		82,150
Jefe de Unidad		25		73,511
Coordinador General		25		72,564
Secretario Técnico del Pleno		25		72,564
Director General Sustantivo y de Apoyo	23	24	57,670	71,956
Director General Adjetivo		23		57,670
Director General Adjunto Sustantivo y de Apoyo	21	23	37,895	63,370
Investigador	21	22	37,895	48,864
Director de Área	18	21	22,291	41,644
Subdirector de Área	16	18	12,472	22,256
Jefe de Departamento	14	16	8,662	14,095
Técnico	10	17	4,909	10,051
Enlace	11	13	4,801	8,696

* Corresponde a un incentivo económico que, en su caso, se otorga al personal del Instituto Federal de Telecomunicaciones, cuyo resultado en la Evaluación del Desempeño es sobresaliente. Ello de conformidad con las "DISPOSICIONES por las que se establece el Sistema de Servicio Profesional del Instituto Federal de Telecomunicaciones" y los "Lineamientos Específicos de Administración del Desempeño y Otorgamiento de Estímulos".

ANEXO 23.13. INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES

ANEXO 23.13.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES (NETOS MENSUALES) (pesos)

Tipo de personal	Nivel		Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando y Enlace / Homólogos								
Comisionado Presidente/Comisionados	HB1			135,103	10,944	65,660	146,047	200,763
Coordinador	KB1			96,241	8,774	45,148	105,015	141,389
Contralor	KA3			85,578	8,394	45,148	93,972	130,726
Director General/Jefe de Ponencia	KA3			85,578	8,394	45,148	93,972	130,726
Secretario de Ponencia	MD1	MD5	69,530	85,578	7,085	35,305	76,615	120,883
Director de Área	MC2	MC5	58,517	79,117	6,883	32,310	65,400	111,427
Subdirector de Área	NC1	MB2	29,715	52,501	4,761	21,866	34,476	74,367
Jefe de Departamento /Consultor/Auditor	OC2	NB1	19,737	31,381	3,826	14,560	23,563	45,941
Enlace/Proyectista	PC1	OC1	14,571	20,873	3,620	11,439	18,191	32,312
Secretaria	PC3	OD2	16,640	23,322	3,645	12,279	20,285	35,601
Chofer	OB1	OB5	13,194	20,637	3,832	11,276	17,026	31,913

Auxiliar Administrativo	PA1	PA6	11,589	16,193	3,423	9,879	15,012	26,072

1/La percepción ordinaria neta mensual corresponde a la cantidad que perciben los servidores públicos del Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, una vez aplicadas las disposiciones fiscales vigentes.

ANEXO 23.13.2. REMUNERACIÓN TOTAL ANUAL DE LA MAXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES COMISIONADA PRESIDENTE / COMISIONADOS 2016 (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,400,980**
Impuesto sobre la renta retenido	**1,074,500**
Percepción bruta anual	**3,475,480**
I. Percepciones ordinarias:	**3,419,802**
a) Sueldos y salarios:	**2,336,500**
i) Sueldo base	284,006
ii) Compensación garantizada	2,052,494
b) Prestaciones:	**1,083,302**
i) Aportaciones a seguridad social	55,678
ii) Ahorro solidario	16,403
iii) Prima vacacional	7,889
iv) Aguinaldo (sueldo base)	48,420
v) Gratificación de fin de año (compensación garantizada)	350,854
vi) Prima quinquenal (antigüedad)	2,700
vii) Ayuda para despensa	924
viii) Seguro de vida institucional	18,926
ix) Seguro colectivo de retiro	245
x) Seguro de gastos médicos mayores	18,884
xi) Seguro de separación individualizado	354,015
xii) Apoyo económico para adquisición de vehículo	208,364
II. Percepciones extraordinarias:	**55,678**
a) Otras Prestaciones	55,678

ANEXO 23.14. INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA

ANEXO 23.14.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidente del Instituto		141,747		44,149		185,896
Vicepresidente		131,959		41,018		172,977

Dirección General		120,051		37,161		157,212
Dirección General Adjunta	81,621	105,741	24,806	32,521	106,427	138,262
Dirección de Área	43,600	81,782	12,815	24,825	56,415	106,607
Subdirección de Área	26,901	40,387	7,716	11,789	34,617	52,176
Jefatura de Departamento	19,022	26,827	5,573	7,686	24,595	34,513
Personal de Enlace	11,317	17,224	3,478	5,065	14,795	22,289
Personal Operativo	7,238	10,491	3,472	3,588	10,710	14,079

ANEXO 23.14.2. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HC3	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,353,161**
Impuesto sobre la renta retenido 1/	1,033,879
Percepción bruta anual	**3,387,040**
I. Percepciones Ordinarias:	**3,387,040**
a) Sueldos y salarios:	**2,457,291**
I) Sueldo Base	284,006
II) Compensación Garantizada	2,173,285
b) Prestaciones:	**929,749**
I) Aportaciones de seguridad social	55,678
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	16,403
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	47,343
V) Gratificación de fin de año (Compensación Garantizada)	371,502
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	5,580
VIII) Seguro de vida institucional	31,208
IX) Seguro Colectivo de Retiro	245
X) Seguro de Gastos médicos mayores	18,884
XI) Seguro de Separación Individualizado	372,317
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	

1/ Cálculo obtenido conforme a lo dispuesto en el art. 96 de la Ley del Impuesto Sobre la Renta.

2/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 23.14.3. REMUNERACIÓN TOTAL ANUAL DEL VICEPRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HA1	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,195,877**
Impuesto sobre la renta retenido 1/	953,295
Percepción bruta anual	**3,149,172**
I. Percepciones Ordinarias:	**3,149,172**
a) Sueldos y salarios:	**2,279,331**
I) Sueldo Base	284,006
II) Compensación Garantizada	1,995,325
b) Prestaciones:	**869,841**
I) Aportaciones de seguridad social	55,678

II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	16,403
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	47,081
V) Gratificación de fin de año (Compensación Garantizada)	341,081
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	5,580
VIII) Seguro de vida institucional	28,947
IX) Seguro Colectivo de Retiro	245
X) Seguro de Gastos médicos mayores	18,884
XI) Seguro de Separación Individualizado	345,353
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	

1/ Cálculo obtenido conforme a lo dispuesto en el art. 96 de la Ley del Impuesto Sobre la Renta.

2/ Incluye la estimación de 5 quinquenios.

ANEXO 24. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
Ramos Generales					
25	**Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos**	**7,008,617,569**	**450,000,000**	**7,368,110,567**	**14,826,728,136**
	Administración Federal de Servicios Educativos en el Distrito Federal	820,671,588	0	2,311,741,883	3,132,413,471
	Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo	6,105,901,044	450,000,000	5,030,235,648	11,586,136,692
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	82,044,937	0	26,133,036	108,177,973
33	**Aportaciones Federales para Entidades Federativas y Municipios**	**1,029,614,306**	**0**	**322,493,724**	**1,352,108,030**
	Fondo de Aportaciones para los Servicios de Salud	1,029,614,306	0	322,493,724	1,352,108,030

ANEXO 25. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

06 Hacienda y Crédito Público
Programa de aseguramiento agropecuario
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación
Programa de Concurrencia con las Entidades Federativas
Programa de Productividad y Competitividad Agroalimentaria
Programa de Productividad Rural
Programa de Fomento a la Agricultura
Programa de Fomento Ganadero
Programa de Fomento a la Productividad Pesquera y Acuícola
Programa de Comercialización y Desarrollo de Mercados
Programa de Sanidad e Inocuidad Agroalimentaria
Programa de Apoyos a Pequeños Productores

09 Comunicaciones y Transportes	
	Programa de Empleo Temporal (PET)
10 Economía	
	Fondo Nacional Emprendedor
	Programa Nacional de Financiamiento al Microempresario y a la Mujer Rural
	Programa para el Desarrollo de la Industria de Software (PROSOFT) y la Innovación
	Programa para la Productividad y Competitividad Industrial
11 Educación Pública	
	Educación para Adultos (INEA)
	PROSPERA Programa de Inclusión Social
	Escuelas de Tiempo Completo
	Programa Nacional de Becas
	Programa para la Inclusión y la Equidad Educativa
	Programa para el Desarrollo Profesional Docente
	Fortalecimiento de la Calidad Educativa
	Programa de Apoyos a la Cultura
	Programa de Cultura Física y Deporte
	Programa Nacional de Inglés
	Programa Nacional de Convivencia Escolar
12 Salud	
	Programa de Atención a Personas con Discapacidad
	PROSPERA Programa de Inclusión Social
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Fortalecimiento a la atención médica
	Seguro Médico Siglo XXI
	Calidad en la Atención Médica
	Programa de Desarrollo Comunitario "Comunidad DIFerente"
	Apoyos para la protección de las personas en estado de necesidad
14 Trabajo y Previsión Social	
	Programa de Apoyo al Empleo (PAE)
15 Desarrollo Agrario, Territorial y Urbano	
	Programa de acceso al financiamiento para soluciones habitacionales
	Programa para regularizar asentamientos humanos irregulares
	Programa de Prevención de Riesgos
	Consolidación de Reservas Urbanas
	Programa de Infraestructura
	Programa de Apoyo a la Vivienda
16 Medio Ambiente y Recursos Naturales	
	Programa de Conservación para el Desarrollo Sostenible
	Programa de Empleo Temporal (PET)
	Programa de Agua potable, Alcantarillado y Saneamiento
	Programa de Apoyo a la Infraestructura Hidroagrícola
	Tratamiento de Aguas Residuales
	Apoyos para el Desarrollo Forestal Sustentable
19 Aportaciones a Seguridad Social	
	Programa IMSS-PROSPERA
20 Desarrollo Social	
	Programa de Fomento a la Economía Social
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.